Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275695

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Pioneer Natural Resources Company:

On October 10, 2023, Pioneer Natural Resources Company (“Pioneer”), Exxon Mobil Corporation (“ExxonMobil”) and SPQR, LLC, a wholly owned subsidiary of ExxonMobil (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), under which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Pioneer, with Pioneer surviving as a wholly owned subsidiary of ExxonMobil (the “Merger”).

If the Merger is completed, Pioneer stockholders will receive, in exchange for each share of Pioneer common stock, par value $0.01 per share, held immediately prior to the Merger, 2.3234 shares of ExxonMobil common stock, without par value (such consideration, the “Merger Consideration”).

Pioneer’s board of directors (the “Pioneer board”) has unanimously approved the Merger Agreement and recommends that Pioneer stockholders vote in favor of adopting the Merger Agreement.

Based on ExxonMobil’s closing stock price on January 5, 2024, the most recent practicable date for which such information was available, of $102.63, the Merger Consideration represented approximately $238.45 in implied value per share of Pioneer common stock, which represents a premium of approximately 10.9% over the closing price of the Pioneer common stock on October 5, 2023, the last trading day prior to media reports that Pioneer and ExxonMobil were in merger discussions. The value of the Merger Consideration to be received in exchange for each share of Pioneer common stock will fluctuate with the market value of ExxonMobil common stock until the Merger is complete. The Pioneer common stock is listed on The New York Stock Exchange (the “NYSE”) under the symbol “PXD”. The ExxonMobil common stock is listed on the NYSE under the symbol “XOM”.

The Merger cannot be completed without adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of Pioneer common stock entitled to vote thereon. Because of this, Pioneer is holding a special meeting of its stockholders on February 7, 2024 (the “Special Meeting”) to vote on the proposal necessary to complete the Merger. Information about the Special Meeting, the Merger, the Merger Agreement and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus. The Pioneer board has fixed the close of business on January 5, 2024 as the record date for the determination of Pioneer stockholders entitled to notice of, and to vote at, the Special Meeting. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully.  You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 30.

The Pioneer board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Pioneer and its stockholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the requirements of the Delaware General Corporation Law (the “DGCL”) and directed that the Merger Agreement be submitted to the Pioneer stockholders for adoption at a meeting of such stockholders. The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the proposal to adopt the Merger Agreement and “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s named executive officers that is based on or otherwise related to the Merger.

Your vote is very important regardless of the number of shares of Pioneer common stock that you own.

Whether or not you plan to attend the Special Meeting virtually, please submit your proxy as soon as possible by following the instructions on the accompanying proxy card to make sure that your shares are represented at the meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the broker, bank or other nominee. You must provide voting instructions by filling out the voting instruction form in order for your shares to be voted.

The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically in person.

Thank you for your continued support.

Very truly yours,

Richard P. Dealy

President and Chief Executive Officer

Pioneer Natural Resources Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 5, 2024, and is first being mailed to stockholders of Pioneer on or about January 8, 2024.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Pioneer for the Special Meeting and the prospectus of ExxonMobil for the shares of ExxonMobil common stock to be issued to Pioneer stockholders as consideration in the Merger. The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Pioneer and ExxonMobil from documents that are not included in or delivered with the accompanying proxy statement/prospectus. You can obtain the documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents), without charge, by requesting them in writing or by telephone from Pioneer or ExxonMobil at the following addresses and telephone numbers, or through the Securities and Exchange Commission website at www.sec.gov:

Pioneer	ExxonMobil
777 Hidden Ridge	22777 Springwoods Village Parkway
Irving, Texas 75038	Spring, Texas 77389-1425
Attention: Investor Relations	Attention: Investor Relations
(972) 969-4019	(972) 940-6000 (General)
media@pxd.com	investor.relations@exxonmobil.com

In addition, if you have any questions concerning the Merger Agreement or the Merger or the other transactions contemplated by the Merger Agreement, or the accompanying proxy statement/prospectus, or if you would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or if you need help voting your shares of Pioneer common stock, please contact Pioneer’s proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call toll free: (800) 322-2995

Email: proxy@mackenziepartners.com

If you would like to request documents, please do so no later than five business days before the date of the Special Meeting (which date is January 31, 2024).

See “Where You Can Find More Information” beginning on page 146 of the accompanying proxy statement/prospectus for further information.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD FEBRUARY 7, 2024

To our Stockholders:

You are hereby notified that a Special Meeting of Stockholders of Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), will be held virtually at www.virtualshareholdermeeting.com/PXD2024SM at 8:00 am Central Time on February 7, 2024 for the following purposes:

a.

to vote on a proposal to adopt the Agreement and Plan of Merger, dated October 10, 2023, by and among Exxon Mobil Corporation, a New Jersey corporation (“ExxonMobil”), SPQR, LLC, a Delaware limited liability company and wholly owned subsidiary of ExxonMobil (“Merger Sub”), and Pioneer (as it may be amended from time to time, the “Merger Agreement”), under which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Pioneer, with Pioneer surviving as a wholly owned subsidiary of ExxonMobil (the “Merger”), which is further described in the section titled “The Merger Agreement” beginning on page 80, and a copy of which is attached as Annex A to the proxy statement/prospectus of which this notice forms a part (the “Merger Agreement Proposal”); and

b.

to hold a non-binding advisory vote to approve the compensation that may be paid or become payable to Pioneer’s named executive officers that is based on or otherwise related to the Merger (the “Advisory Compensation Proposal”).

Pioneer will transact no other business at the Special Meeting except such business as may properly be brought before the Special Meeting or any adjournment or postponement thereof by or at the direction of the Pioneer board of directors (the “Pioneer board”). Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Special Meeting.

Only stockholders of record as of January 5, 2024 are entitled to notice of, and to vote at, the Special Meeting. The Special Meeting will be a virtual only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/PXD2024SM starting at 8:00 am Central Time (with log-in beginning at 7:45 am Central Time) on February 7, 2024. You will be able to attend the Special Meeting and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/PXD2024SM and entering the 16-digit control number included on the proxy card or voting instruction form that you received. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person. Participating stockholders who log-on to the meeting using his, her or its unique 16-digit control number will also be able to examine the stockholder list during the Special Meeting by following the instructions provided on the meeting website.

Stockholders attending the Special Meeting will be in a listen-only mode and will not be able to speak during the webcast. However, stockholders will be able to submit any questions by the close of business on February 6, 2024 in advance of the Special Meeting by visiting www.proxyvote.com. If you encounter any difficulties during the check-in process or during the Special Meeting, please call 844-986-0822 (U.S.) and 303-562-9302 (International), and a technician will be ready to assist you starting at 7:45 am Central Time and until the Special Meeting has finished. Please give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Completion of the Merger is conditioned on adoption of the Merger Agreement by the Pioneer stockholders, which requires the affirmative vote of holders of a majority of the outstanding shares of Pioneer common stock entitled to vote thereon. Completion of the Merger is not conditioned on approval of the Advisory Compensation Proposal.

The Pioneer board has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Pioneer and its stockholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the requirements of the Delaware General Corporation Law (the “DGCL”) and directed that the Merger Agreement be submitted to the Pioneer stockholders for adoption at a meeting of such stockholders. The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.

Your vote is very important regardless of the number of shares of Pioneer common stock that you own. If you plan to attend the Special Meeting virtually, please follow the instructions as outlined in this proxy statement/prospectus. Whether or not you expect to attend the Special Meeting virtually, we urge you to submit your vote in advance of the meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the accompanying proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting virtually at the meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Pioneer common stock may vote virtually at the Special Meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Special Meeting in the manner described in the proxy statement/prospectus of which this notice is a part.

The proxy statement/prospectus of which this notice is a part provides a detailed description of the Merger and the Merger Agreement and the other matters to be considered at the Special Meeting. We urge you to carefully read this proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. In particular, we urge you to carefully read the section entitled “Risk Factors” beginning on page 30.

If you have any questions concerning the Merger or this proxy statement/prospectus, would like additional copies or need help voting your shares of Pioneer common stock, please contact Pioneer’s proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call toll free: (800) 322-2995

Email: proxy@mackenziepartners.com

By order of the Board of Directors,

Akshar C. Patel

Corporate Secretary

Irving, Texas

January 5, 2024

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Pioneer, may have regarding the Merger and other matters being considered at the special meeting of Pioneer stockholders (the “Special Meeting”) and brief answers to those questions. To better understand these matters, and for a description of the legal terms governing the Merger, Pioneer urges you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the other matters being considered at the Special Meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

Q: Why am I receiving this document?

A: Exxon Mobil Corporation, a New Jersey corporation (“ExxonMobil”), SPQR, LLC, a Delaware limited liability company and a wholly owned subsidiary of ExxonMobil (“Merger Sub”), and Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), have entered into an Agreement and Plan of Merger, dated as of October 10, 2023 (as it may be amended from time to time, the “Merger Agreement”), providing for the merger of Merger Sub with and into Pioneer (the “Merger”), with Pioneer surviving the Merger as a wholly owned subsidiary of ExxonMobil. In order to complete the Merger, Pioneer stockholders must approve the proposal to adopt the Merger Agreement and all other conditions to the Merger must be satisfied or waived.

Pioneer will hold the Special Meeting to obtain approval of the Merger Agreement Proposal and approvals with respect to certain other related matters. This proxy statement/prospectus, which you should read carefully, contains important information about the Merger and other matters being considered at the Special Meeting.

This document is being delivered to you as both a proxy statement of Pioneer and a prospectus of ExxonMobil in connection with the Merger. It is the proxy statement by which the Pioneer board of directors (the “Pioneer board”) is soliciting proxies from Pioneer stockholders to vote at the Special Meeting, or at any adjournment or postponement of the Special Meeting, on the approval of the Merger Agreement Proposal and the approval of the Advisory Compensation Proposal, each as described more fully herein. In addition, this document is the prospectus by which ExxonMobil will issue shares of ExxonMobil common stock to Pioneer stockholders in the Merger in accordance with the Merger Agreement.

Your vote is important regardless of the amount of shares of Pioneer common stock that you own. We encourage you to vote as soon as possible.

Q: What is the purpose of the Special Meeting?

A: At the Special Meeting, holders of Pioneer common stock will act upon all the matters outlined in the Notice of Special Meeting of Stockholders. These include:

1.	a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”); and

2.

a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s named executive officers that is based on or otherwise related to the Merger (the “Advisory Compensation Proposal”).

Q: What is a proxy and how does it work?

A: The Pioneer board is asking for your proxy. A “proxy” is your legal designation of another person to vote the stock you own in the manner you direct. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By giving your proxy to the persons named as proxy holders in the proxy card accompanying this proxy statement/prospectus, you authorize them to vote your shares of Pioneer common stock at the Special Meeting in the manner you direct. You may cast votes “FOR,” “AGAINST” or “ABSTAIN” with respect to both, either or neither of the matters we are submitting to a vote of holders of Pioneer common stock at the Special Meeting.

If you complete and submit your proxy in one of the manners described below, but do not specify how to vote, the proxy holders will vote your shares “FOR” each of the proposals described below.

Q: What will Pioneer stockholders receive for their shares of Pioneer common stock in the Merger?

A: At the effective time of the Merger (the “effective time”), each share of Pioneer common stock issued and outstanding immediately prior to the effective time (including the unvested restricted stock of Pioneer, but excluding shares of Pioneer common stock held (1) in treasury (excluding Pioneer common stock subject to or issuable in connection with a Pioneer employee benefit plan) or (2) by ExxonMobil or Merger Sub, which are to be cancelled at the effective time (collectively, the “excluded shares”)) will be converted into the right to receive 2.3234 shares of ExxonMobil common stock (the “share consideration”). No fractional shares of ExxonMobil common stock will be delivered to any holder of shares of Pioneer common stock upon completion of the Merger. Instead, all fractional shares of ExxonMobil common stock that a holder of shares of Pioneer common stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive the cash proceeds from the sale of such fractional share by the exchange agent for the account of such holder (together with the share consideration, the “Merger Consideration”), without interest and subject to any applicable withholding taxes, in accordance with the Merger Agreement.

Although the number of shares of ExxonMobil common stock that Pioneer stockholders will receive in the Merger is fixed, the market value of the Merger Consideration will fluctuate with the market price of ExxonMobil common stock and will not be known at the time that holders of Pioneer common stock vote to adopt the Merger Agreement. Based on the closing price of ExxonMobil’s common stock on the New York Stock Exchange (“NYSE”) on October 5, 2023, the last trading day prior to media reports that Pioneer and ExxonMobil were in merger discussions, the 2.3234 exchange ratio represented approximately $253.23 in implied value for each share of Pioneer common stock. Based on ExxonMobil’s closing price on January 5, 2024 of $102.63, the 2.3234 exchange ratio represented approximately $238.45 in implied value for each share of Pioneer common stock. The market price of ExxonMobil common stock when Pioneer stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of ExxonMobil common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.

Q: If I am a holder of Pioneer common stock, how will I receive the Merger Consideration to which I am entitled?

A: The conversion of Pioneer common stock into the right to receive the Merger Consideration will occur automatically upon the completion of the Merger. Promptly after the effective time and in any event within five business days of the completion of the Merger, an exchange agent will mail to each holder of record of Pioneer common stock (whose shares were converted into the right to receive the Merger Consideration pursuant to the Merger Agreement) a letter of transmittal and instructions for use in effecting the surrender of certificates representing shares of Pioneer common stock (“Certificates”) and book-entry shares representing shares of Pioneer common stock (“Uncertificated Shares”) in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Uncertificated Shares become entitled to pursuant to the Merger Agreement.

Upon receipt by the exchange agent of (i) either Certificates or Uncertificated Shares and (ii) a duly completed and validly executed letter of transmittal, and such other documents as may be required pursuant to the instructions in the letter of transmittal and otherwise by the exchange agent, the holder of such Certificates or Uncertificated Shares will be entitled to receive the Merger Consideration in exchange therefor.

Q: Who will own ExxonMobil common stock immediately following the transactions?

A: ExxonMobil and Pioneer estimate that, as of immediately following completion of the Merger and without giving effect to any ExxonMobil share repurchases after the date of this proxy statement/prospectus, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 88% and holders of Pioneer common stock as of immediately prior to the Merger will hold approximately 12% of the outstanding shares of ExxonMobil common stock on a fully diluted basis.

Q: How important is my vote?

A: Your vote “FOR” each proposal presented at the Special Meeting is very important regardless of the number of shares of Pioneer common stock that you own, and you are encouraged to submit a proxy or proxies as soon as possible.

Q: What vote is required to approve each proposal at the Special Meeting?

A: Approval of the Merger Agreement Proposal requires the affirmative vote of holders of a majority in voting power of the outstanding shares of Pioneer common stock entitled to vote on the Merger Agreement Proposal. Any abstention by a holder of Pioneer common stock or the failure of any holder of Pioneer common stock to submit a vote will have the same effect as voting “AGAINST” the Merger Agreement Proposal.

Approval of the Advisory Compensation Proposal requires the affirmative vote of the majority of the voting power present (via the Pioneer meeting website) or represented by proxy and entitled to vote on such proposal. Abstentions from voting by a Pioneer stockholder attending the Special Meeting via the Pioneer meeting website or voting by proxy will have the same effect as a vote “AGAINST” the Advisory Compensation Proposal. A failure to attend the Special Meeting via the Pioneer meeting website or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Because the Advisory Compensation Proposal is non-binding, if the Merger Agreement is adopted by Pioneer stockholders and the Merger is completed, the compensation that is the subject of the Advisory Compensation Proposal, including amounts Pioneer is contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote.

See “The Pioneer Special Meeting—Vote Required” beginning on page 46 of this proxy statement/prospectus.

Q: How does the Pioneer board recommend that I vote?

A: At a meeting held on October 10, 2023, the Pioneer board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Pioneer and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the requirements of the DGCL and (iii) resolved to recommend adoption of the Merger Agreement by the stockholders of Pioneer.

Accordingly, the Pioneer board unanimously recommends that holders of Pioneer common stock vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.

Q: Are there any Pioneer stockholders who have already committed to voting in favor of the Merger Agreement Proposal at the Special Meeting?

A: On January 5, 2024, Pioneer’s directors and executive officers had the right to vote approximately 1.4 million shares of the then-outstanding Pioneer common stock, collectively representing approximately 0.6% of the

Pioneer common stock outstanding and entitled to vote on that date. We currently expect that Pioneer’s directors and executive officers will vote their shares “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal, although no director or executive officer has entered into any agreement obligating him or her to do so.

Q: Will the ExxonMobil common stock received at the time of completion of the Merger be traded on an exchange?

A: Yes. It is a condition to the consummation of the Merger that the shares of ExxonMobil common stock to be issued to Pioneer stockholders in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance.

Q: How will ExxonMobil shareholders be affected by the Merger?

A: Upon completion of the Merger, each ExxonMobil shareholder will hold the same number of shares of ExxonMobil stock that such shareholder held immediately prior to completion of the Merger. As a result of the Merger, ExxonMobil shareholders will own shares in a larger consolidated company with more assets. However, because ExxonMobil will be issuing additional shares of ExxonMobil common stock to Pioneer stockholders in exchange for their shares of Pioneer common stock in connection with the Merger, each outstanding share of ExxonMobil common stock, as of immediately prior to the Merger, will represent a smaller percentage of the aggregate number of shares of ExxonMobil common stock outstanding after the Merger.

Q: What are the U.S. federal income tax consequences of the Merger to holders of Pioneer common stock?

A: The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and ExxonMobil and Pioneer intend to report the Merger consistent with such qualification. Each of ExxonMobil and Pioneer has agreed in the Merger Agreement to use its best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not to permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken, or fail to take or cause to be taken any action, which action, failure or cessation, could reasonably be expected to cause the Merger to fail to or cease to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Exxon has received from Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to ExxonMobil, and Pioneer has received from Gibson, Dunn, & Crutcher LLP (“Gibson Dunn”), legal counsel to Pioneer, an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Pioneer and Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or otherwise is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. The receipt of a tax opinion from counsel is not a condition to either party’s obligation to complete the Merger. ExxonMobil and Pioneer have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash proceeds from the sale of fractional shares of ExxonMobil common stock. If the Merger does not qualify as a “reorganization,” the Merger generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the ExxonMobil common stock it receives in the Merger plus the amount of any cash proceeds from the sale of fractional shares of ExxonMobil common stock and (ii) such holder’s adjusted tax basis in its shares of Pioneer common stock exchanged in the Merger.

The U.S. federal income tax consequences described above may not apply to all holders of Pioneer common stock. You should read “U.S. Federal Income Tax Consequences of the Merger” beginning on page 106 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Merger to you.

Q: When do ExxonMobil and Pioneer expect to complete the Merger?

A: ExxonMobil and Pioneer currently expect to complete the Merger in the first half of 2024, subject to timing of satisfaction of closing conditions to the Merger. However, neither ExxonMobil nor Pioneer can predict the actual date on which the Merger will be completed, nor can the parties provide any assurance that the Merger will be completed. See “Risk Factors,” “The Merger—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions to Completion of the Merger” beginning on pages 30, 75, and 85, respectively, of this proxy statement/prospectus.

Q: Is the completion of the Merger subject to any conditions?

A: Yes. ExxonMobil, Merger Sub and Pioneer are not required to complete the Merger unless certain conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include, among others, the adoption of the Merger Agreement by holders of a majority of Pioneer common stock and the expiration or termination of any applicable waiting period, or any extension thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (in the case of ExxonMobil’s obligation to complete the Merger, without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus)). For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger—Regulatory Approvals Required for the Merger” beginning on pages 85 and 75, respectively, of this proxy statement/prospectus.

Q: What happens if the Merger is not completed?

A: In the event that the Merger Agreement is not adopted by Pioneer’s stockholders at the Special Meeting or the Merger is not completed for any other reason, Pioneer’s stockholders will not receive any consideration for shares of Pioneer stock they own. Instead, Pioneer will remain an independent public company, Pioneer common stock will continue to be listed and traded on the NYSE and registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Pioneer will continue to file periodic reports with the Securities and Exchange Commission (the “SEC”) on account of Pioneer’s common stock. If the Merger is not completed for any reason, including as a result of Pioneer stockholders failing to approve the Merger Agreement Proposal, the ongoing businesses of Pioneer may be adversely affected, and the anticipated benefits of having completed the Merger will not be realized. See “Risk Factors—Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Pioneer” beginning on page 37 of this proxy statement/prospectus.

Under specified circumstances, Pioneer may be required to pay a termination fee upon termination of the Merger Agreement, as described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 103 of this proxy statement/prospectus.

Q: When and where is the Special Meeting?

A: The Special Meeting will be a virtual only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/PXD2024SM starting at 8:00 am Central Time (with log-in beginning at

7:45 am Central Time) on February 7, 2024. You will be able to attend the Special Meeting and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/PXD2024SM and entering the 16-digit control number included on the proxy card or voting instruction form that you received. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Q: Who can vote at, and what is the record date of, the Special Meeting?

A: All Pioneer stockholders who hold shares of Pioneer common stock of record at the close of business on January 5, 2024, the record date for the Special Meeting (the “Pioneer record date”), are entitled to receive notice of, and to vote, at the Special Meeting.

Q: How many votes may I cast?

A: Each issued and outstanding share of Pioneer common stock entitles its holder of record to one vote on each matter to be considered at the Special Meeting. The Pioneer stockholders of record on the Pioneer record date are the only Pioneer stockholders that are entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof.

Q: What constitutes a quorum at the Special Meeting?

A: In order for business to be conducted at the Special Meeting, a quorum must be present. A quorum at the Special Meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Pioneer common stock entitled to vote, present virtually or represented by proxy, at the Special Meeting.

For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Q: What do I need to do now?

A: After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the enclosed proxy card or voting instruction form you received, or complete, sign, date and return the enclosed proxy card or voting instruction form in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Special Meeting.

Additional information on voting procedures can be found under “The Pioneer Special Meeting” beginning on page 43 of this proxy statement/prospectus.

Q: How will my proxy be voted?

A: If you submit your proxy via the internet, by telephone or by completing, signing, dating and returning the enclosed proxy card or voting instruction form, your proxy will be voted in accordance with your instructions. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy card will be voted in accordance with the recommendation of the Pioneer board.

Additional information on voting procedures can be found under “The Pioneer Special Meeting” beginning on page 43 of this proxy statement/prospectus.

Q: Who will count the votes?

A: The votes at the Special Meeting will be counted by an individual designated by the Pioneer board to serve as inspector of election.

Q: How do I vote my shares if I am a stockholder of record?

A: Pioneer stockholders of record at the close of business on January 5, 2024 may vote in one of the following ways:

•

Internet: Pioneer stockholders of record may submit their proxy over the internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 10:59 p.m., Central Time, on February 6, 2024. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Pioneer stockholders who submit a proxy this way need not send in their proxy card.

•

Telephone: Pioneer stockholders of record may submit their proxy by calling 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 10:59 p.m., Central Time, on February 6, 2024. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Pioneer stockholders who submit a proxy this way need not send in their proxy card.

•

Mail: Pioneer stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this proxy statement/prospectus. Pioneer stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Special Meeting.

•

Online During the Virtual Meeting: Pioneer stockholders of record may attend the virtual Special Meeting by entering his, her or its unique 16-digit control number and vote online; attendance at the virtual Special Meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

If you are a beneficial holder of Pioneer common stock, you are invited to attend the Special Meeting; however, because you are not a stockholder of record, you may not vote your shares at the Special Meeting unless you receive a voting instruction form with a 16-digit control number from your bank, broker or other nominee that is the stockholder of record with respect to your shares of Pioneer common stock.

Q: How can I vote during the Special Meeting?

A: All stockholders of record may vote online during the Special Meeting. Street name holders may vote online during the Special Meeting if they have a voting instruction form with a 16-digit control number, as described below. You may cast your vote electronically during the Special Meeting using the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number.

Whether you plan to attend the Special Meeting or not, we encourage you to vote by proxy as soon as possible.

Q: How can I submit a question at the Special Meeting?

A: Stockholders attending the Special Meeting will be in a listen-only mode and will not be able to speak during the webcast. However, stockholders will be able to submit any questions by the close of business on February 6, 2024 in advance of the Special Meeting by visiting www.proxyvote.com.

Q: Who do I contact if I am encountering difficulties attending the Special Meeting online?

A: If you encounter any difficulties during the check-in process or during the Special Meeting, please call 844-986-0822 (U.S.) and 303-562-9302 (International), and a technician will be ready to assist you starting at

7:45 am Central Time and until the Special Meeting has finished. Please give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Q: What should I do if I receive more than one set of voting materials for the Special Meeting?

A: You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Pioneer common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record of Pioneer common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q: What’s the difference between holding shares as a stockholder of record and holding shares as a beneficial owner?

A: If your shares of Pioneer common stock are registered directly in your name with Pioneer’s transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by Pioneer.

If your shares of Pioneer common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of shares of Pioneer common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Special Meeting. But, because you are not the stockholder of record, you may not vote your shares at the Special Meeting unless you receive a voting instruction form with a 16-digit control number from your bank, broker or other nominee.

Q: If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A: No. If your shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. The availability of the Internet or telephonic voting will depend on your broker’s, bank’s or other nominee’s voting process. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form.

You should instruct your broker, bank or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee has discretionary authority to vote on proposals that are considered routine but does not have discretionary authority to vote your shares on proposals that are considered non-routine, and each of the proposals to be voted on at the Special Meeting is considered non-routine. As a result, no broker will be permitted to vote your shares at the Special Meeting without receiving instructions from you. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

Therefore, if you are a Pioneer stockholder whose shares of common stock are held in street name and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Merger Agreement Proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Advisory Compensation Proposal, which will have no effect on the vote count for such proposal.

A quorum at the Special Meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Pioneer common stock entitled to vote, present virtually or represented by proxy, at the Special Meeting. For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes.

Additional information on voting procedures can be found under “The Pioneer Special Meeting” beginning on page 43 of this proxy statement/prospectus.

Q: What do I do if I am a Pioneer stockholder and I want to revoke my proxy?

A: Pioneer stockholders of record may revoke their proxies at any time before their shares of Pioneer common stock are voted at the Special Meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to Pioneer’s corporate secretary at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038, by no later than 10:59 p.m. Central Time on February 6, 2024;

•

delivering another proxy with a later date to Pioneer’s corporate secretary at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038, by no later than 10:59 p.m. Central Time February 6, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m. Central Time on February 6, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Special Meeting virtually, using his, her or its unique 16-digit control number and voting their shares online during the meeting; attendance at the virtual Special Meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Pioneer corporate secretary before the proxy is exercised or unless you vote your shares online during the Special Meeting.

If a Pioneer stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Special Meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before 10:59 p.m. Central Time on February 6, 2024. Alternatively, a Pioneer stockholder may also revoke their proxy by attending the Special Meeting virtually, using his, her or its unique 16-digit control number and voting his, her or its shares online during the meeting.

Additional information can be found under “The Pioneer Special Meeting” beginning on page 43 of this proxy statement/prospectus.

Q: What happens if I sell or otherwise transfer my shares of Pioneer common stock before the Special Meeting?

A: The Pioneer record date is prior to the date of the Special Meeting. If you sell or otherwise transfer your shares of Pioneer common stock after the Pioneer record date but before the Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Pioneer common stock, you will retain your right to vote such shares at the Special Meeting but will otherwise transfer ownership of and the economic interest in your shares of Pioneer common stock.

Q: What happens if I sell or otherwise transfer my shares of Pioneer common stock before the completion of the Merger?

A: Only holders of shares of Pioneer common stock at the effective time will become entitled to receive the Merger Consideration. If you sell your shares of Pioneer common stock prior to the completion of the Merger, you will not be entitled to receive the Merger Consideration by virtue of the Merger.

Q: Do any of the officers or directors of Pioneer have interests in the Merger that may differ from or be in addition to my interests as a Pioneer stockholder?

A: In considering the recommendation of the Pioneer board that Pioneer stockholders vote to approve the Merger Agreement Proposal and to approve the Advisory Compensation Proposal, Pioneer stockholders should be aware that Pioneer’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Pioneer stockholders generally. These interests may include, among others:

•	agreement by ExxonMobil to appoint certain Pioneer directors to the ExxonMobil board of directors (the “ExxonMobil board”);

•	payment to Pioneer’s non-employee directors of full annual cash retainers for the service year in which the Merger occurs;

•

the treatment of outstanding equity awards described in the section entitled “The Merger Agreement—Treatment and Quantification of Pioneer Equity Awards” beginning on page 83 of this proxy statement/prospectus;

•	potential severance payments and benefits to Pioneer executive officers under change in control agreements;

•	funding of the 2023 annual cash bonus pool at maximum performance level and payment of those bonuses in December 2023;

•	vesting of Pioneer performance units granted in 2021 at maximum performance level and accelerated settlement of such awards into December 2023;

•

accelerated vesting and settlement in December 2023 of certain Pioneer RSUs and Pioneer Restricted Stock awards held by certain Pioneer executive officers which would have otherwise vested prior to or in connection with the Merger;

•	payment of each Pioneer executive officer’s non-qualified deferred compensation plan account balance; and

•	continued indemnification and directors’ and officers’ liability insurance.

The Pioneer board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated thereby, in approving the Merger and in recommending the adoption of the Merger Agreement and the approval of the Advisory Compensation Proposal.

For more information and quantification of these interests, see “Interests of Pioneer’s Directors and Executive Officers in the Merger” beginning on page 109 of this proxy statement/prospectus.

Q: Where can I find voting results of the Special Meeting?

A: Pioneer intends to announce preliminary voting results at the Special Meeting and publish the final results in a Current Report on Form 8-K that will be filed with the SEC following the Special Meeting. All reports that Pioneer and ExxonMobil file with the SEC are publicly available when filed. See “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

Q: Do Pioneer stockholders have dissenters’ or appraisal rights?

A: Pioneer stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger. See “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 77 of this proxy statement/prospectus.

Q: How can I find more information about ExxonMobil and Pioneer?

A: You can find more information about ExxonMobil and Pioneer from various sources described in “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

Q: Who can answer any questions I may have about the Special Meeting, the Merger or the transactions contemplated by the Merger Agreement?

A: If you have any questions about the Special Meeting, the Merger or the other transactions contemplated by the Merger Agreement or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact Pioneer or Pioneer’s proxy solicitor:

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

Attention: Investor Relations

(972) 969-4019

or

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call toll free: (800) 322-2995

Email: proxy@mackenziepartners.com

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to or incorporated by reference into this proxy statement/prospectus in order to fully understand the Merger Agreement and the Merger. See “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

THE COMPANIES (SEE PAGE 42)

Exxon Mobil Corporation

Exxon Mobil Corporation, which is referred to in this proxy statement/prospectus as ExxonMobil, was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and most other countries of the world. Their principal business involves exploration for, and production of, crude oil and natural gas; manufacture, trade, transport and sale of crude oil, natural gas, petroleum products, petrochemicals, and a wide variety of specialty products; and pursuit of lower-emission business opportunities including carbon capture and storage, hydrogen, and lower-emission fuels. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses.

The principal trading market for ExxonMobil’s common stock (NYSE: XOM) is the NYSE.

The principal executive offices of ExxonMobil are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, its telephone number is (972) 940-6000 and its website is www.exxonmobil.com.

This proxy statement/prospectus incorporates important business and financial information about ExxonMobil from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

Pioneer Natural Resources Company

Pioneer Natural Resources Company, which is referred to in this proxy statement/prospectus as Pioneer, is a large independent oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids and gas in the Permian Basin in West Texas.

Pioneer common stock is traded on the NYSE under the symbol “PXD.” Following the Merger, Pioneer common stock will be delisted from the NYSE.

The principal executive offices of Pioneer are located at 777 Hidden Ridge, Irving, Texas, 75038, its telephone number is (972) 444-9001 and its website is www.pxd.com.

Additional information about Pioneer and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

SPQR, LLC

SPQR, LLC, which is referred to in this proxy statement/prospectus as Merger Sub, is a Delaware limited liability company and a wholly owned subsidiary of ExxonMobil. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was formed in the State of Delaware on October 6, 2023. The principal executive offices of Merger Sub are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, and its telephone number is (972) 940-6000.

THE MERGER (SEE PAGE 50)

ExxonMobil, Merger Sub and Pioneer have entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, in the Merger, Merger Sub will be merged with and into Pioneer, with Pioneer continuing as the surviving corporation (the “Surviving Corporation”). Following completion of the Merger, Pioneer will be a wholly owned subsidiary of ExxonMobil. In connection with the Merger, Pioneer stock will be delisted from the NYSE and deregistered under the Exchange Act.

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You should read the Merger Agreement carefully because it is the legal document that governs the Merger.

THE PIONEER SPECIAL MEETING (SEE PAGE 43)

Date, Time and Location. The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at 8:00 am Central Time (with log-in beginning at 7:45 am Central Time) on February 7, 2024. Pioneer stockholders will be able to attend the Special Meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/PXD2024SM and entering the 16-digit control number included on the proxy card or voting instruction form you received. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Purposes of the Special Meeting. The Special Meeting is being held to consider and vote upon the following proposals:

•

Proposal 1—the Merger Agreement Proposal: to adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and the material provisions of which are summarized in “The Merger Agreement” beginning on page 80 of this proxy statement/prospectus, pursuant to which, among other things, Merger Sub will merge with and into Pioneer and each outstanding share of Pioneer common stock will be converted into the right to receive 2.3234 shares of ExxonMobil common stock.

•

Proposal 2—the Advisory Compensation Proposal: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s named executive officers that is based on or otherwise related to the Merger, the estimated value of which is disclosed in the table in “Interests of Pioneer’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers” beginning on page 115 of this proxy statement/prospectus.

Pioneer Record Date; Stockholders Entitled to Vote. The record date for the determination of Pioneer stockholders entitled to notice of, and to vote at, the Special Meeting is the close of business on January 5, 2024. Only Pioneer stockholders who held Pioneer common stock of record on the Pioneer record date are entitled to vote at the Special Meeting or any adjournments or postponements of the Special Meeting. Each issued and outstanding share of Pioneer common stock as of the Pioneer record date entitles its holder of record to one vote on each matter to be considered at the Special Meeting.

Quorum. In order for business to be conducted at the Special Meeting, a quorum must be present. A quorum at the Special Meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Pioneer common stock entitled to vote, present virtually or represented by proxy, at the Special Meeting.

For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Required Vote; Treatment of Abstentions and Failure to Vote. The votes required for each proposal are as follows:

•

Proposal 1—the Merger Agreement Proposal. The affirmative vote of holders of a majority of the outstanding shares of Pioneer common stock on the Pioneer record date and entitled to vote thereon is required to approve the Merger Agreement Proposal. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Pioneer stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Pioneer stockholder will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. Because the Merger Agreement Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any Pioneer shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

•

Proposal 2—the Advisory Compensation Proposal. The affirmative vote of the majority of the voting power present or represented by proxy at the Special Meeting, where a quorum is present, and entitled to vote thereon is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by a Pioneer stockholder attending the Special Meeting or voting by proxy will have the same effect as a vote “AGAINST” the Advisory Compensation Proposal. A failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal, and, as a result, broker non-votes will have no effect on the outcome of the vote on the Advisory Compensation Proposal. While the Pioneer board intends to consider the vote resulting from the Advisory Compensation Proposal, the vote is advisory only and therefore not binding on Pioneer, and, if the proposed Merger is approved by Pioneer stockholders and consummated, the compensation that is the subject of the Advisory Compensation Proposal, including amounts Pioneer is contractually obligated to pay, will be payable even if the Advisory Compensation Proposal is not approved.

Share Ownership; Voting by Pioneer’s Directors and Executive Officers. At the close of business on January 5, 2024 Pioneer’s directors and executive officers had the right to vote approximately 1.4 million shares of the then-outstanding Pioneer common stock, collectively representing approximately 0.6% of the Pioneer common stock outstanding and entitled to vote on that date. We currently expect that Pioneer’s directors and executive officers will vote their shares “FOR” Proposal 1 (the Merger Agreement Proposal) and “FOR” Proposal 2 (the Advisory Compensation Proposal), although no director or executive officer has entered into any agreement obligating him or her to do so.

WHAT PIONEER STOCKHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 81)

If the Merger is completed, Pioneer stockholders will be entitled to receive, in exchange for each share of Pioneer common stock that they own immediately prior to the effective time of the Merger (except for shares that are held by Pioneer as treasury stock (other than those issuable in connection with Pioneer’s employee benefit plans) or held by ExxonMobil or Merger Sub, which will be cancelled without consideration), 2.3234 shares of ExxonMobil common stock, and cash proceeds from the sale of any fractional shares as described below.

No fractional shares of ExxonMobil stock will be delivered to any holder of shares of Pioneer stock upon completion of the Merger. Instead, all fractional shares of ExxonMobil stock that a holder of shares of Pioneer stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive proceeds from the sale of such fractional share. No interest will be paid or accrued on cash proceeds from the sale of fractional shares of ExxonMobil common stock.

Example: If you own 110 shares of Pioneer common stock at the time the Merger is completed, you will be entitled to receive 255 shares of ExxonMobil common stock. In addition, you will be entitled to receive the cash proceeds from the sale of 0.574 of a share of ExxonMobil common stock by the exchange agent.

The ratio of 2.3234 shares of ExxonMobil common stock for each share of Pioneer common stock (the “exchange ratio”) is fixed, which means that it will not change between now and the date of the Merger, regardless of whether the market price of shares of either ExxonMobil common stock or Pioneer common stock changes. Based on the closing price of a share of ExxonMobil common stock on the NYSE of $108.99 on October 5, 2023, the last trading day prior to media reports that Pioneer and ExxonMobil were in merger discussions, the Merger Consideration represented approximately $253.23 in implied value for each share of Pioneer common stock. Based on the closing price of a share of ExxonMobil common stock on the NYSE of $102.63 on January 5, 2024, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the Merger Consideration represented approximately $238.45 in implied value for each share of Pioneer common stock. Because ExxonMobil will issue a fixed number of shares of ExxonMobil common stock in exchange for each share of Pioneer common stock, the value of the Merger Consideration that Pioneer stockholders will receive in the Merger will depend on the market price of ExxonMobil common stock at the time the Merger is completed. The market price of ExxonMobil common stock when Pioneer stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of ExxonMobil common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.

NO DISSENTERS’ OR APPRAISAL RIGHTS (SEE PAGE 77)

Pioneer stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger.

TREATMENT OF PIONEER EQUITY AWARDS (SEE PAGE 110)

At or immediately prior to the effective time of the Merger, each Pioneer restricted stock unit (each, a “Pioneer RSU”) (other than those granted on or after October 10, 2023 that remain unvested as of immediately prior to the effective time of the Merger), each Pioneer restricted stock unit issued by Pioneer to a non-employee member of the Pioneer board pursuant to which the holder has made an election to defer settlement (each, a “Pioneer DSU”) and each Pioneer performance unit (each, a “Pioneer Performance Unit”) outstanding as of immediately prior to the effective time of the Merger will be canceled and converted into the right to receive the Merger Consideration in respect of the total number of shares of Pioneer common stock subject to each respective Pioneer RSU, Pioneer DSU and Pioneer Performance Unit (with the number of shares of Pioneer common stock subject to each Pioneer Performance Unit determined based on the maximum level of performance), and all dividend equivalents accrued in respect of shares of Pioneer common stock underlying each Pioneer Performance Unit will be paid in cash by Pioneer at the effective time of the Merger, in each case, subject to applicable tax withholding. Additionally, each share of restricted Pioneer common stock (“Pioneer Restricted Stock”) outstanding as of immediately prior to the effective time of the Merger will become fully vested, Pioneer will withhold a number of such shares necessary to satisfy any tax withholding, and the remainder of such shares will be converted into the right to receive the Merger Consideration.

Each Pioneer RSU granted on or after October 10, 2023 that is outstanding and remains unvested as of immediately prior to the effective time of the Merger will be converted into a number of ExxonMobil restricted stock units equal to the Merger Consideration, multiplied by the total number of shares of Pioneer common stock subject to such Pioneer RSU. Such awards will not vest upon or in connection with the effective time of the Merger, but instead will continue vesting on their existing vesting schedule, with pro-rata monthly acceleration provisions in the event of the holder’s termination of employment without cause, resignation for good reason, death, disability or normal retirement.

RECOMMENDATION OF THE PIONEER BOARD OF DIRECTORS (SEE PAGE 59)

The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.

In the course of reaching its decision for Pioneer to enter into the Merger Agreement and effect the Merger, the Pioneer board considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Merger—Recommendation of the Pioneer Board of Directors and Reasons for the Merger” beginning on page 59 of this proxy statement/prospectus.

OPINION OF PIONEER’S FINANCIAL ADVISOR (SEE PAGE 67 AND ANNEX B)

Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered its oral opinion, subsequently confirmed in writing, to the Pioneer board that, as of October 10, 2023 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than ExxonMobil and its affiliates) of Pioneer common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 10, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. The summary of Goldman Sachs’ opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Pioneer board in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of Pioneer common stock should vote with respect to the Merger or any other matter. Pursuant to an engagement letter between Pioneer and Goldman Sachs, Pioneer has agreed to pay Goldman Sachs a transaction fee that is estimated, based on the information available as of the date of announcement of the Merger, to be approximately $46 million, $2 million of which became payable upon the announcement of the Merger, and the remainder of which is contingent upon consummation of the Merger.

For more information, see the section entitled “The Merger—Opinion of Pioneer’s Financial Advisor” beginning on page 67 and the full text of the written opinion of Goldman Sachs attached as Annex B to this proxy statement/prospectus.

OWNERSHIP OF SHARES OF EXXONMOBIL COMMON STOCK AFTER THE MERGER

Based on the number of shares of Pioneer common stock and the Pioneer equity awards outstanding as of the Pioneer record date, ExxonMobil estimates that it will issue approximately 545,245,356 shares of ExxonMobil common stock pursuant to the Merger Agreement, provided that if additional Pioneer equity awards are granted to certain Pioneer employees as permitted under the Merger Agreement, ExxonMobil may be required to reserve additional shares of ExxonMobil common stock for issuance (see “The Merger Agreement—Treatment and Quantification of Pioneer Equity Awards”). The actual number of shares of ExxonMobil common stock to be issued and reserved for issuance in connection with the Merger will be determined at completion of the Merger based on the exchange ratio and the number of shares of Pioneer common stock and the Pioneer equity awards outstanding at that time. Based upon the estimated number of shares of common stock that are expected to be outstanding immediately prior to the consummation of the Merger and without giving effect to any ExxonMobil share repurchases after the date of this proxy statement/prospectus, we estimate that, as of immediately following completion of the Merger, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 88% and holders of Pioneer common stock as of immediately prior to the Merger will hold approximately 12% of the outstanding shares of ExxonMobil common stock on a fully diluted basis.

INTERESTS OF PIONEER’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (SEE PAGE 109)

Directors and executive officers of Pioneer have interests in the Merger that may be different from, or in addition to, the interests of Pioneer stockholders generally. These interests include, among others, the accelerated vesting of outstanding equity awards and accelerated settlement of deferred compensation pursuant to the Merger Agreement, potential severance payments and benefits under change in control agreements and rights to ongoing indemnification and insurance coverage. The Pioneer board was aware of and considered those interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, in approving the Merger Agreement, and in recommending the approval of the Merger Agreement Proposal and Advisory Compensation Proposal. See “Interests of Pioneer’s Directors and Executive Officers in the Merger” beginning on page 109 of this proxy statement/prospectus for a more detailed description of these interests.

GOVERNANCE MATTERS FOLLOWING COMPLETION OF THE MERGER (SEE PAGE 82)

Prior to the completion of the Merger, ExxonMobil will take all necessary actions to cause Scott D. Sheffield, Pioneer’s current Chief Executive Officer, and one other current director of Pioneer who is selected by Pioneer and reasonably acceptable to ExxonMobil to be appointed to the ExxonMobil board immediately following the effective time of the Merger. In addition, as of the effective time of the Merger, ExxonMobil will appoint Richard P. Dealy as Pioneer’s lead representative on the integration and transition team established and maintained by ExxonMobil.

During the period from the effective time of the Merger until the two year anniversary thereof, (i) the Surviving Corporation’s headquarters will be located at Pioneer’s existing headquarters in Irving, Texas, and (ii) the Surviving Corporation will maintain an office in Midland, Texas that is comparable to Pioneer’s existing office in Midland, Texas.

LISTING OF SHARES OF EXXONMOBIL COMMON STOCK AND DELISTING AND DEREGISTRATION OF PIONEER COMMON STOCK (SEE PAGE 78)

ExxonMobil will take all necessary action to cause the shares of ExxonMobil common stock to be issued in connection with the Merger to be listed on the NYSE, where shares of ExxonMobil common stock are currently traded. If the Merger is completed, shares of Pioneer stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (SEE PAGE 85)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the obligation of each of ExxonMobil, Pioneer and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

•	the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the shares of Pioneer common stock outstanding and entitled to vote at the Special Meeting;

•

(i) the absence of any injunction or order or applicable law preventing or making illegal the consummation of the Merger and (ii) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act (with respect to ExxonMobil and Merger Sub’s obligations to complete the Merger in each case, without the imposition of a Burdensome Condition) (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus for the definition of Burdensome Condition);

•

the registration statement of which this proxy statement/prospectus is a part being declared effective and no stop order suspending the effectiveness of such registration statement being in effect and no proceedings for such purpose pending or threatened by the SEC;

•	the shares of ExxonMobil common stock to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance;

•

accuracy of the representations and warranties made in the Merger Agreement by, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Pioneer and, in the case of Pioneer’s obligation to complete the Merger, ExxonMobil and Merger Sub, in each case, as of the date of the Merger Agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

•

performance in all material respects by, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Pioneer and, in the case of Pioneer’s obligation to complete the Merger, ExxonMobil and Merger Sub, of the obligations required to be performed by it or them at or prior to the effective time of the Merger;

•

the absence since the date of the Merger Agreement of a material adverse effect on, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Pioneer and, in the case of Pioneer’s obligation to complete the Merger, ExxonMobil (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 88 of this proxy statement/prospectus for the definition of material adverse effect); and

•

receipt of a certificate signed by an executive officer of, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Pioneer and, in the case of Pioneer’s obligation to complete the Merger, ExxonMobil, as to the satisfaction of the conditions described in the preceding three bullets.

ExxonMobil and Pioneer cannot be certain when, or if, the conditions to the Merger will be satisfied (or, to the extent permitted by law, waived), or that the Merger will be completed.

THE MERGER MAY NOT BE COMPLETED WITHOUT ALL REQUIRED REGULATORY APPROVALS (SEE PAGE 75)

Completion of the Merger is conditioned upon the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act.

The process for obtaining the requisite regulatory approvals for the Merger is ongoing.

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification (the “HSR notifications”) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”). A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the termination of that waiting period. If the DOJ or FTC issues a Request for Additional Information and Documentary Material (a “second request”) prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties observe a second waiting period, which is 30 days by statute, but that can be extended through agreement and would begin to run only after both parties have substantially complied with the second request, unless such second waiting period is terminated earlier. The parties’ HSR notifications were filed with the FTC and the DOJ on November 3, 2023. On December 4, 2023, ExxonMobil and Pioneer each received a second request from the FTC in connection with the FTC’s review of the Merger. The effect of the second request is to extend the waiting period imposed by the HSR Act until 30 days after each of ExxonMobil and Pioneer has substantially complied with the second request issued to it, unless that period is extended voluntarily by the parties or terminated sooner by the FTC. ExxonMobil and Pioneer continue to work constructively with the FTC in its review of the Merger and continue to expect that the Merger will be completed in the first half of 2024, subject to the fulfillment of the closing conditions, including receipt of required regulatory approvals and approval of Pioneer’s stockholders.

ExxonMobil and Pioneer have agreed in the Merger Agreement to use their respective reasonable best efforts, subject to certain limitations, to make the required governmental filings or obtain the required governmental authorizations, as the case may be, to complete the Merger. However, ExxonMobil’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger does not require ExxonMobil to:

•

sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of ExxonMobil, Pioneer or their respective subsidiaries existing prior to the effective time; or

•	accept any other remedy with respect to ExxonMobil’s, Pioneer’s or any of their respective subsidiaries’ assets, liabilities, activities, businesses or operations;

in either case of the bullets above, that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of ExxonMobil, Pioneer and their respective subsidiaries, taken as a whole; provided, however, that for this purpose, ExxonMobil, Pioneer and their respective subsidiaries, taken as a whole, will be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of Pioneer and its subsidiaries, taken as a whole, as of the date of the Merger Agreement.

In addition, subject to the bullets above, ExxonMobil and Pioneer have agreed to use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any governmental authority, and will defend and contest any litigation that may be pursued by any governmental authority seeking an order or decision, prohibiting the parties from consummating the transactions contemplated by the Merger Agreement in accordance with the terms thereof.

These requirements are described in more detail under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus.

The regulatory approvals required for completion of the Merger are further described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 75 of this proxy statement/prospectus.

NO SOLICITATION BY PIONEER (SEE PAGE 94)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, and subject to the exceptions described below, from the date of the Merger Agreement until the effective time of the Merger, Pioneer has agreed not to, and to cause its subsidiaries and its and their directors and officers not to, and to use reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly, among other things: (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission by a third party of any Acquisition Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus), (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any information relating to Pioneer or any of its subsidiaries or afford access to the business, properties, assets, books, records, work papers and other documents related to Pioneer or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, facilitate or encourage any effort by any third party, in each case, in connection with or in response to an Acquisition Proposal, or any inquiry that would reasonably be expected to lead to an Acquisition Proposal, or (iii) enter into any oral or written or binding or non-binding agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument contemplating an Acquisition Proposal; provided that notwithstanding anything to the contrary in the Merger Agreement, Pioneer or any of its representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal and (B) in response to an inquiry or proposal from a third party, inform a third party or its representative of the restrictions imposed by the Merger Agreement. Pioneer agrees not to release or permit the release of any person from, or to waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of Pioneer or any of its subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms at the request of ExxonMobil; provided, however, that Pioneer may waive or fail to enforce any provision of such standstill or similar agreement of any person if the Pioneer board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Pioneer’s stockholders under applicable law. The Merger Agreement provides that any breach of the foregoing obligations by Pioneer’s subsidiaries or Pioneer’s or its subsidiaries’ non-employee representatives acting at the direction of, or on behalf of, a director or senior executive officer of Pioneer shall be deemed to be a breach of such obligations by Pioneer.

However, notwithstanding the foregoing, at any time prior to the requisite shareholder vote to adopt the Merger Agreement:

•

Pioneer, directly or indirectly through its representatives, may (A) engage in the activities prohibited by clauses (i) through (iii) as described under the first paragraph above in “Summary—No Solicitation by Pioneer” with any third party and its representatives that has made after the date of the Merger Agreement a bona fide, written Acquisition Proposal that did not result from a breach of the applicable section of the Merger Agreement that the Pioneer board determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus), and (B) furnish to such third party or its representatives non-public information relating to Pioneer or any of its subsidiaries and afford access to the business, properties, assets, books or records of Pioneer or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to ExxonMobil) with such third party with terms no less favorable to Pioneer than those contained in the Confidentiality Agreement dated as of September 28, 2023 between Pioneer and ExxonMobil (including standstill obligations); provided that all such information (to the extent that such information has not been previously provided or made available to ExxonMobil or its representatives, other than immaterial information) is provided or made available to ExxonMobil, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party or its representatives; and

•

the Pioneer board may (A) following receipt of a bona fide, written Acquisition Proposal that did not result from a breach of the Merger Agreement that the Pioneer board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, make an Adverse Recommendation Change (as defined under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus) or terminate the Merger Agreement in order to enter into a definitive agreement for such Superior Proposal, or (B) in response to events, changes or developments in circumstances that are material to Pioneer and its subsidiaries, taken as a whole, that were not known to the Pioneer board or if known the consequences of which were not reasonably foreseeable, in each case as of or prior to the date of the Merger Agreement, and that become known to the Pioneer board prior to the receipt of the requisite shareholder vote to adopt the Merger Agreement (an “Intervening Event”), make an Adverse Recommendation Change; provided that in no event shall any of the following constitute or contribute to an Intervening Event: (1) any action taken by the parties pursuant to the affirmative covenants set forth in the applicable section of the Merger Agreement, or the consequences of any such action, (2) any event, circumstance, development, occurrence, fact, condition, effect or change relating to ExxonMobil or its subsidiaries, (3) the fact that Pioneer exceeds any internal or published projections, estimates or expectations of Pioneer’s revenue, earnings or other financial performance or results of operations for any period; provided that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, (4) changes in the price of Pioneer’s stock or ExxonMobil’s stock; provided that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, or (5) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal.

Each of the exceptions above will apply only if the Pioneer board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties under Delaware law. In addition, nothing contained in the Merger Agreement will prevent the Pioneer board from complying with Rule 14e-2(a) or Rule 14d-9 under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with the Merger Agreement.

In addition, Pioneer will notify ExxonMobil promptly (but in no event later than 24 hours after a director or senior executive officer of Pioneer becomes aware of such Acquisition Proposal or request) after receipt by Pioneer (or any of its representatives) of any Acquisition Proposal or any request for information relating to Pioneer or any of its subsidiaries with respect to any Acquisition Proposal or for access to the business, properties, assets, books, records, work papers or other documents relating to Pioneer or any of its subsidiaries by any third party that has indicated it may be considering making, or has made, an Acquisition Proposal. Such notice shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. Pioneer shall keep ExxonMobil reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to ExxonMobil copies of all correspondence and written materials sent or provided to Pioneer or any of its subsidiaries that describe any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Pioneer’s compliance with the applicable section of the Merger Agreement.

Further, the Pioneer board shall not take any of the actions referred to in the second bullet above, unless (i) Pioneer promptly notifies ExxonMobil, in writing at least four business days before taking that action, of its intention to do so, specifying in reasonable detail the reasons therefor (which notice shall not constitute an Adverse Recommendation Change), attaching (A) in the case of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the third party making the Acquisition Proposal, or (B) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (ii) Pioneer has negotiated, and has caused its representatives to negotiate in good faith with ExxonMobil during such notice period any revisions to the terms of the Merger Agreement that ExxonMobil proposes, and (iii) following the end of such notice period, the Pioneer board shall have determined, in consultation with outside legal counsel and its financial advisor, and giving due consideration to such revisions proposed by ExxonMobil, (A) in the case of a Superior Proposal, such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by ExxonMobil were to be given effect) or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Adverse Recommendation Change, and, in either case, the Pioneer board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties under Delaware law.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 103)

The Merger Agreement may be terminated at any time before the completion of the Merger in any of the following ways:

•	by mutual written agreement of ExxonMobil and Pioneer;

•	by either Pioneer or ExxonMobil, if:

•

the Merger has not been completed on or before the initial end date (October 10, 2024) or, if as of the initial end date (A) ExxonMobil is and has been in compliance with its reasonable best efforts obligations under the Merger Agreement (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus) and (B) certain conditions set forth under the Merger Agreement (in each case, to the extent relating to any antitrust laws, including the expiration or termination of the waiting period under the HSR Act (including any extension thereof)) will not have been satisfied or waived, but all of the other conditions set forth under the Merger Agreement have been satisfied or waived (or are then capable of being satisfied if the completion of the Merger were to take place on such date in the case of those conditions to be satisfied at the completion of the Merger) and either ExxonMobil or Pioneer elects to extend the initial end date to an extended end date (April 10, 2025), the Merger has not been completed on or before the extended end date; however, the right to terminate the Merger Agreement at the initial end date or the extended end date, as applicable, will not be available to any party to the Merger Agreement whose breach of any provision of the Merger Agreement results in the failure of the Merger to be completed by such time;

•

any governmental authority of competent jurisdiction issues an injunction, order or decree or enacts an applicable law that (A) prohibits or makes illegal consummation of the Merger or (B) permanently enjoins ExxonMobil or Merger Sub from consummating the Merger, and such injunction, order, decree or applicable law referenced has become final and nonappealable; or

•	Pioneer stockholders fail to adopt the Merger Agreement upon a vote taken on a proposal to adopt the Merger Agreement at a Pioneer stockholders’ meeting called for that purpose; or

•	by ExxonMobil, if:

•

before the requisite Pioneer stockholder vote on a proposal to adopt the Merger Agreement has been obtained, an Adverse Recommendation Change has occurred or there shall have been a material breach of the non-solicitation provisions as described in “Summary—No Solicitation by Pioneer” beginning on page 20 of this proxy statement/prospectus; or

•

before the Merger has been completed, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pioneer set forth in the Merger Agreement has occurred that would cause the conditions to closing not to be satisfied and such breach or failure is incapable of being cured by the initial end date (October 10, 2024) or the extended end date (April 10, 2025), as the case may be, or if curable by such end date, is not cured by Pioneer within 30 days after receipt by Pioneer of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, ExxonMobil or Merger Sub is not in material breach of its or their obligations under the Merger Agreement so as to cause any of the closing conditions not to be capable of being satisfied; or

•	by Pioneer:

•

before the requisite Pioneer stockholder vote on a proposal to adopt the Merger Agreement has been obtained, in order to enter into an alternative acquisition agreement with respect to a Superior Proposal (see “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus for the definition of Superior Proposal), provided that prior to or concurrently with such termination, Pioneer pays, or causes to be paid, to ExxonMobil, in immediately available funds the Termination Fee (see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 103 of this proxy statement/prospectus for the definition of Termination Fee); or

•

prior to the completion of the Merger, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ExxonMobil set forth in the Merger Agreement shall have occurred that would cause the closing conditions not to be satisfied and such breach or failure is incapable of being cured by the initial end date (October 10, 2024) or the extended end date (April 10, 2025), as the case may be or, if curable by such end date, is not cured by ExxonMobil or Merger Sub within 30 days after receipt by ExxonMobil of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, Pioneer is not in material breach of its obligations under the Merger Agreement so as to cause any of the closing conditions not to be capable of being satisfied.

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability of any party to the Merger Agreement (or any stockholder, director, officer, employee, agent, consultant or representative of any party to the Merger Agreement) to the other parties, except that certain specified provisions will survive termination. However, neither ExxonMobil nor Pioneer will be relieved or released from any liabilities or damages arising out of any (i) fraud by such party or (ii) intentional breach by such party of its covenants or agreements set forth in the Merger Agreement.

If the Merger Agreement is terminated by ExxonMobil due to an Adverse Recommendation Change or by Pioneer in order to enter into an alternative acquisition agreement with respect to a Superior Proposal, Pioneer has agreed to pay to ExxonMobil $1,815,000,000 in immediately available funds, in the case of termination by ExxonMobil, within three business days after such termination and, in the case of termination by Pioneer, contemporaneously with and as a condition to such termination. If (A) the Merger Agreement is terminated by ExxonMobil or Pioneer because the requisite Pioneer shareholder vote to adopt the Merger Agreement has not been obtained or because prior to completion of the Merger there has been a breach of a representation or warranty or failure to perform any covenant on the part of Pioneer that has caused the closing conditions not to be satisfied, (B) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal has been publicly announced or otherwise been communicated to the Pioneer stockholders and (C) within 12 months following the date of such termination, Pioneer or any of its subsidiaries shall have entered into a definitive agreement with respect to or the Pioneer board has recommended to Pioneer’s stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated, then Pioneer will pay to

ExxonMobil in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), $1,815,000,000.

SPECIFIC PERFORMANCE; REMEDIES (SEE PAGE 105)

Under the Merger Agreement, each of ExxonMobil and Pioneer is entitled to an injunction (even if monetary damages are available) to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which that party may be entitled at law or in equity.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 106)

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and ExxonMobil and Pioneer intend to report the Merger consistent with such qualification. Each of ExxonMobil and Pioneer has agreed in the Merger Agreement to use its best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not to permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken, or fail to take or cause to be taken any action, which action, failure or cessation, could reasonably be expected to cause the Merger to fail to or cease to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Exxon has received from Davis Polk, and Pioneer has received from Gibson Dunn, an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Pioneer and Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or otherwise is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. The receipt of a tax opinion from counsel is not a condition to either party’s obligation to complete the Merger. ExxonMobil and Pioneer have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash proceeds received from the sale of fractional shares of ExxonMobil common stock. If the Merger does not qualify as a “reorganization,” the Merger generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the ExxonMobil common stock it receives in the Merger plus the amount of any cash proceeds received from the sale of fractional shares of ExxonMobil common stock and (ii) such holder’s adjusted tax basis in its shares of Pioneer common stock exchanged in the Merger.

The U.S. federal income tax consequences described above may not apply to all holders of Pioneer common stock. You should read “U.S. Federal Income Tax Consequences of the Merger” beginning on page 106 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Merger to you.

ACCOUNTING TREATMENT (SEE PAGE 78)

The Merger will be accounted for as an acquisition of a business. ExxonMobil will record the net tangible and identifiable intangible assets acquired and liabilities assumed from Pioneer at their respective fair values as of the closing date of the Merger. Any excess of the purchase price over the net assets acquired will be recorded as goodwill. The purchase price will be based on the closing date fair value of consideration paid by ExxonMobil, primarily ExxonMobil’s common stock to be issued to Pioneer stockholders, in connection with the Merger.

RIGHTS OF PIONEER STOCKHOLDERS WILL CHANGE AS A RESULT OF THE MERGER (SEE PAGE 122)

Pioneer stockholders, whose rights are currently governed by Pioneer’s amended and restated certificate of incorporation (the “Pioneer certificate of incorporation”), Pioneer’s seventh amended and restated bylaws (the “Pioneer bylaws”), and Delaware law, will, upon completion of the Merger, become stockholders of ExxonMobil and their rights will be governed by ExxonMobil’s restated certificate of incorporation, as amended effective June 20, 2001 (the “ExxonMobil restated certificate of incorporation”), ExxonMobil’s by-laws, as revised October 25, 2022 (the “ExxonMobil by-laws”) and New Jersey law. As a result, Pioneer stockholders will have different rights once they become ExxonMobil shareholders due to differences between the laws of the states of incorporation and the governing documents of Pioneer and ExxonMobil. These differences are described in detail in “Comparison of Stockholder Rights” beginning on page 122 of this proxy statement/prospectus.

LITIGATION RELATING TO THE MERGER (SEE PAGE 78)

Since the public announcement of the Merger, two putative stockholder lawsuits related to the Merger have been filed.

As of December 22, 2023, two complaints have been filed by purported Pioneer stockholders in the United States District Court for the Southern District of New York against Pioneer and the members of the Pioneer board. The lawsuits are captioned Schwarz v. Pioneer Natural Resources Company et al., Docket No. 1:23-cv-10915 and McCall v. Pioneer Natural Resources Company et al., Docket No. 1:23-cv-10936 (collectively, the “lawsuits”). The lawsuits allege, among other things, that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 under the Exchange Act. The lawsuits seek injunctive relief enjoining the Merger, damages and costs, and other remedies.

Pioneer has also received letters from additional purported Pioneer stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information and demands that Pioneer make supplemental disclosures. Pioneer has also received a letter from a purported Pioneer stockholder seeking access to certain books and records of Pioneer pursuant to Section 220 of the DGCL in connection with the Merger.

While Pioneer believes that the contentions made in each of the lawsuits and letters described above are without merit, each of these matters is at a preliminary stage and defendants have not yet answered or otherwise responded to the complaints or letters. It is possible that additional, similar complaints may be filed, and that additional, similar letters may be received by Pioneer, regarding the Merger. Absent new or different allegations that are material or constitute a disclosure obligation under the U.S. federal securities laws, Pioneer will not necessarily disclose such additional complaints or letters. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Pioneer’s defense of the lawsuits (or any other lawsuits related to the Merger that may be filed in the future) will be successful, nor can Pioneer predict the amount of time and expense that will be required to resolve the lawsuits.

For additional information, see the section entitled “The Merger—Litigation Relating to the Merger.”

RISK FACTORS (SEE PAGE 30)

You should also carefully consider the risks that are described in “Risk Factors” beginning on page 30 of this proxy statement/prospectus.

Risks Relating to the Merger

•

Because the exchange ratio is fixed and the market price of ExxonMobil common stock has fluctuated and will continue to fluctuate, Pioneer stockholders cannot be sure of the value of the consideration they will receive in the Merger, if completed.

•	The market price of ExxonMobil common stock after the Merger may be affected by factors different from those affecting the market price of Pioneer common stock.

•	After completion of the Merger, ExxonMobil may fail to realize the anticipated benefits of the Merger.

•	Pioneer may have difficulty attracting, motivating and retaining employees in light of the Merger.

•	Completion of the Merger is subject to certain conditions and if these conditions are not satisfied, waived or fulfilled in a timely manner, the Merger may be delayed or not completed.

•

In order to complete the Merger, ExxonMobil and Pioneer must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, the closing of the Merger may be jeopardized or the anticipated benefits of the Merger could be reduced.

•	If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Pioneer stockholders may be required to pay substantial U.S. federal income taxes.

•	The financial forecasts are based on various assumptions that may not be realized.

•	The opinion of Pioneer’s financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

•	ExxonMobil’s and Pioneer’s business relationships may be subject to disruption due to uncertainty associated with the Merger.

•	Pioneer may waive one or more of the closing conditions without re-soliciting stockholder approval.

•	Completion of the Merger may trigger change in control or other provisions in certain agreements to which Pioneer is a party.

•	Pioneer’s executive officers and directors have interests in the Merger that may be different from, or in addition to, your interests as a stockholder of Pioneer or as a stockholder of ExxonMobil.

•

The Merger Agreement limits Pioneer’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire Pioneer for greater consideration than what ExxonMobil has agreed to pay pursuant to the Merger Agreement.

•	Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Pioneer.

•	The shares of ExxonMobil common stock to be received by Pioneer stockholders upon completion of the Merger will have different rights from shares of Pioneer common stock.

•

After the Merger, Pioneer stockholders, as a group, will have a significantly lower ownership and voting interest in ExxonMobil than they currently have in Pioneer and will exercise less influence over management.

•	Pioneer stockholders are not entitled to appraisal rights in connection with the Merger.

•	Potential litigation against ExxonMobil and Pioneer could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.

•	ExxonMobil and Pioneer will incur significant transaction and Merger-related costs in connection with the Merger.

Risks Relating to ExxonMobil and Pioneer

•

See “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus for a listing of documents incorporated by reference into this proxy statement/prospectus containing applicable risks to the businesses of each of ExxonMobil and Pioneer.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

MARKET PRICES

The following table sets forth the closing price per share of ExxonMobil common stock and per share of Pioneer common stock as reported on the NYSE on October 5, 2023, the last trading day prior to media reports that Pioneer and ExxonMobil were in merger discussions, October 10, 2023, the last trading day prior to the public announcement of the Merger on October 11, 2023, and on January 5, 2024, the most recent practicable trading day prior to the date of this proxy statement/prospectus for which this information was available. The table also shows the implied value of the Merger Consideration for each share of Pioneer common stock as of the same dates. This implied value was calculated by multiplying the closing price of a share of ExxonMobil common stock on the relevant date by the exchange ratio.

	ExxonMobil Common Stock	Pioneer Common Stock	Implied Per Share Value of Merger Consideration
October 5, 2023	$108.99	$214.96	$253.23
October 10, 2023	$110.45	$237.41	$256.62
January 5, 2024	$102.63	$230.08	$238.45

The market prices of shares of ExxonMobil common stock and Pioneer common stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed. No assurance can be given concerning the market prices of shares of ExxonMobil common stock and shares of Pioneer common stock before completion of the Merger or shares of ExxonMobil common stock after completion of the Merger. The exchange ratio is fixed in the Merger Agreement, but the market price of shares of ExxonMobil common stock (and therefore the value of the Merger Consideration) when received by Pioneer stockholders after the Merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, Pioneer stockholders are advised to obtain current market quotations for shares of ExxonMobil common stock and shares of Pioneer common stock in deciding whether to vote for adoption of the Merger Agreement.

DIVIDENDS

ExxonMobil currently pays a quarterly dividend on shares of ExxonMobil common stock and last paid a quarterly dividend on December 11, 2023 of $0.95 per share. Pioneer currently pays quarterly base and variable dividends on shares of Pioneer common stock and last paid quarterly base and variable dividends on December 22, 2023 of $1.25 per share and $1.95 per share, respectively. After the date of the Merger Agreement and until the effective time of the Merger, each of ExxonMobil and Pioneer will coordinate with the other party regarding the timing of any declaration of any dividends in respect of ExxonMobil common stock and Pioneer common stock and the record dates and payment dates relating thereto, it being the agreement of the parties that holders of Pioneer common stock will not receive, for any quarter, dividends both in respect of Pioneer common stock and also dividends in respect of ExxonMobil common stock that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (a) only dividends in respect of Pioneer common stock or (b) only dividends in respect of ExxonMobil common stock that they receive in exchange therefor in the Merger. If Pioneer has declared and set a record date for a dividend permitted by the Merger Agreement, and the effective time of the Merger occurs after the record date for such dividend and prior to the payment date for such dividend, then (i) Pioneer will deposit the funds necessary to pay such dividend with the exchange agent prior to the effective time of the Merger and (ii) ExxonMobil will cause the Surviving Corporation to pay such dividend (and any applicable dividend equivalent rights to the extent any holder of a Pioneer equity award was entitled to such rights under the terms of a Pioneer equity award as in effect on the date Pioneer declared the applicable dividend) following the completion of the Merger on the scheduled payment date for such dividend.

Pioneer is permitted under the Merger Agreement to make (x) quarterly cash dividends with a customary record date prior to December 31, 2023 in compliance with Pioneer’s dividend policy that is publicly disclosed prior to the date of the Merger Agreement (the “Pioneer Dividend Policy”), provided that, for purposes of this clause (x), the base component of such dividend will not exceed $1.25 per share of Pioneer common stock and the variable component of such dividend will be 75% of the amount thereof calculated in compliance with the Pioneer Dividend Policy, (y) quarterly cash dividends by Pioneer with a customary record date after December 31, 2023 and prior to April 1, 2024 in compliance with the Pioneer Dividend Policy or, if the completion of the Merger is to occur in the first quarter of 2024 but prior to such customary record date, a quarterly cash dividend by Pioneer with a record date prior to the completion of the Merger in an amount up to the amount that would have been declared and paid in compliance with the Pioneer Dividend Policy on the customary record and payment dates thereof had such completion of the Merger not occurred, which, to the extent required, may be calculated based on estimates of free cash flow of Pioneer prepared by Pioneer in good faith and in accordance with the Pioneer Dividend Policy, provided that, for purposes of this clause (y), the base component of such dividend shall not exceed $1.25 per share of Pioneer common stock and the variable component of such dividend shall be 50% of the amount thereof calculated in compliance with the Pioneer Dividend Policy, and (z) quarterly cash dividends by Pioneer with a customary record date on or after April 1, 2024 in amount not to exceed $1.25 per share of Pioneer common stock. For more information, see “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 89 of this proxy statement/prospectus.

After completion of the Merger, any former Pioneer stockholder who holds ExxonMobil common shares into which shares of Pioneer common stock have been converted in connection with the Merger will receive whatever dividends are declared and paid on ExxonMobil common shares. However, no dividend or other distribution having a record date after completion of the Merger will actually be paid with respect to any shares of ExxonMobil common stock into which shares of Pioneer common stock have been converted in connection with the Merger until the certificates formerly representing shares of Pioneer common stock have been surrendered (or the book-entry shares formerly representing shares of Pioneer common stock have been transferred), at which time any accrued dividends and other distributions on those shares of ExxonMobil common stock with a payment date prior to such date will be paid without interest. Subject to the limitations set forth in the Merger Agreement, any future dividends by ExxonMobil will be made at the discretion of the ExxonMobil board. Subject to the limitations set forth in the Merger Agreement, any future dividends by Pioneer will be made at the discretion of the Pioneer board. There can be no assurance that any future dividends will be declared or paid by ExxonMobil or Pioneer or as to the amount or timing of those dividends, if any.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40 of this proxy statement/prospectus, the following risk factors should be considered carefully in determining whether to vote for the adoption of the Merger Agreement. You should also read and consider the risk factors associated with each of the businesses of ExxonMobil and Pioneer because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each of ExxonMobil’s and Pioneer’s Annual Reports on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 22, 2023 and February 23, 2023, respectively, Item 1.01, “Entry into a Material Definitive Agreement” in ExxonMobil’s Current Report on Form 8-K filed with the SEC on October 11, 2023, Item 7.01 “Regulation FD Disclosure” in Pioneer’s Current Report on Form 8-K filed with the SEC on October 11, 2023 (SEC Accession No. 0001193125-23-254221), Item 1.01 “Entry into a Material Definitive Agreement” in Pioneer’s Current Report on Form 8-K filed with the SEC on October 11, 2023 (SEC Accession No. 0001193125-23-253935), and in ExxonMobil’s and Pioneer’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

Risks relating to the Merger

Because the exchange ratio is fixed and the market price of ExxonMobil common stock has fluctuated and will continue to fluctuate, Pioneer stockholders cannot be sure of the value of the consideration they will receive in the Merger, if completed.

If the Merger is completed, each share of Pioneer common stock outstanding immediately prior to the Merger (except for the excluded shares) will automatically be converted into the right to receive 2.3234 shares of ExxonMobil common stock, with any cash proceeds from the sale of fractional shares. Because the exchange ratio is fixed, the value of the Merger Consideration will depend on the market price of ExxonMobil common stock at the time the Merger is completed. Prior to the completion of the Merger, the market price of ExxonMobil common stock is also expected to impact the market price of the Pioneer common stock. The value of the Merger Consideration has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed and thereafter. The closing price per share of Pioneer common stock as of October 5, 2023, the last trading day prior to media reports that Pioneer and ExxonMobil were in merger discussions, was $214.96, and the closing price per share has fluctuated as high as $251.87 and as low as $212.05 between October 5, 2023 and January 5, 2024, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The closing price per share of ExxonMobil common stock as of October 5, 2023, the last trading day prior to media reports that Pioneer and ExxonMobil were in merger discussions, was $108.99, and the closing price per share has fluctuated as high as $112.00 and as low as $98.05 between October 5, 2023 and January 5, 2024, the most recent practicable trading day prior to the date of this proxy statement/prospectus. Accordingly, at the time of the Special Meeting, Pioneer stockholders will not know or be able to determine the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in ExxonMobil’s and Pioneer’s respective businesses, operations and prospects, market assessments of the likelihood that the Merger will be completed, the timing of the Merger, regulatory considerations and COVID-19. Many of these factors are beyond ExxonMobil’s and Pioneer’s control. You are urged to obtain current market quotations for each of ExxonMobil’s and Pioneer’s common stock traded on the NYSE (trading symbols “XOM” and “PXD”, respectively).

The market price of ExxonMobil common stock after the Merger may be affected by factors different from those affecting the market price of Pioneer common stock.

Upon completion of the Merger, holders of shares of Pioneer common stock will become holders of shares of ExxonMobil common stock. The businesses of ExxonMobil differ from those of Pioneer in important respects, and, accordingly, the results of operations of ExxonMobil after the Merger, as well as the market price of ExxonMobil common stock, may be affected by factors different from those currently affecting the results of operations of Pioneer. For further information on the respective businesses of ExxonMobil and Pioneer and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to in “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

Additionally, the market price of ExxonMobil common stock may fluctuate significantly following completion of the Merger. In addition, ExxonMobil has historically paid quarterly dividends. There is no guarantee that ExxonMobil will continue to do so.

Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the ExxonMobil common stock, regardless of ExxonMobil’s actual operating performance.

After completion of the Merger, ExxonMobil may fail to realize the anticipated benefits of the Merger.

If ExxonMobil is not able to successfully combine the businesses of ExxonMobil and Pioneer within the anticipated time frame, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected, the combined business may not perform as expected and the value of the ExxonMobil common shares (including the Merger Consideration) may be adversely affected.

ExxonMobil and Pioneer have operated and, until completion of the Merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Pioneer expertise, the loss of clients, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of ExxonMobil and Pioneer in order to realize the anticipated benefits of the Merger so the combined business performs as expected:

•	integrating the companies’ physical assets and technologies;

•	coordinating sales, distribution and marketing efforts;

•	integrating and achieving anticipated synergies of the combined business;

•	succeeding in applying ExxonMobil’s technologies to Pioneer’s assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with commercial counterparties and avoiding delays in entering into new agreements with prospective commercial counterparties;

•	identifying and eliminating redundant and underperforming functions and assets;

•	combining certain of the companies’ operations, financial, reporting and corporate functions;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	managing the movement of certain businesses and positions to different locations;

•	coordinating geographically dispersed organizations;

•	consolidating offices of ExxonMobil and Pioneer that are currently in or near the same location; and

•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of either company’s or both companies’ business or management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Pioneer may have difficulty attracting motivating and retaining employees in light of the Merger.

Uncertainty about the effect of the Merger on Pioneer employees may impair Pioneer’s ability to attract, retain and motivate personnel prior to and following the Merger. Employee retention may be particularly challenging during the pendency of the Merger, as employees of Pioneer may experience uncertainty about their future roles with the combined business. In addition, pursuant to change-in-control provisions set forth in Pioneer’s employee plans, certain employees of Pioneer are entitled to receive severance payments upon a constructive termination of employment. Such Pioneer employees potentially could terminate their employment following specified circumstances set forth in Pioneer’s employee plans, including certain changes in such employees’ position, compensation or benefits, and collect severance. Such circumstances could occur in connection with the Merger as a result of changes in roles and responsibilities. See “Interests of Pioneer’s Directors and Executive Officers in the Merger” beginning on page 109 of this proxy statement/prospectus for a further discussion of some of these issues. If employees of Pioneer depart, the integration of the companies may be more difficult and the combined business following the Merger may be harmed. Furthermore, ExxonMobil may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of ExxonMobil or Pioneer, and ExxonMobil’s ability to realize the anticipated benefits of the Merger may be adversely affected. In addition, there could otherwise be disruptions to or distractions for the workforce and management associated with integrating employees into ExxonMobil.

Completion of the Merger is subject to certain conditions and if these conditions are not satisfied, waived or fulfilled in a timely manner, the Merger may be delayed or not completed.

The obligation of each of ExxonMobil, Pioneer and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including, among others: (i) the affirmative vote of the holders of a majority of the shares of Pioneer common stock outstanding and entitled to vote at the Special Meeting adopting the Merger Agreement, (ii) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act (in the case of ExxonMobil and Merger Sub’s obligation to complete the Merger, without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus for the definition of Burdensome Condition)), (iii) absence of any injunction or other order or applicable law preventing or making illegal the consummation of the Merger (in the case of ExxonMobil and Merger Sub’s obligation to complete the Merger, without the imposition of a Burdensome Condition to the extent such law or prohibition relates to the matters in clause (i) above (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus)), (iv) the registration statement of which this proxy statement/prospectus is a part being declared effective and no stop order suspending the effectiveness of such registration statement being in effect and no proceedings for such purpose pending or threatened by the SEC, (v) approval for the listing on the NYSE of the shares of ExxonMobil common stock to be issued in connection with the Merger, subject to official notice of issuance, (vi) accuracy of the representations and warranties made in the Merger Agreement by, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Pioneer and, in the case of Pioneer’s obligation to complete the Merger, ExxonMobil and Merger Sub, in each case, as of the date of the Merger Agreement and as of the date of completion of the Merger, subject to certain materiality thresholds, (vii) performance in all material respects by, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Pioneer and, in the case of Pioneer’s obligation to complete the Merger, ExxonMobil and Merger Sub, of the obligations required to be performed by it at or prior to the effective time of the Merger, (viii) the absence since the date of the Merger Agreement of a material adverse effect on, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Pioneer (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 88, of this proxy statement/prospectus for the definition of material adverse effect) and (ix) the absence since the date of the Merger Agreement of a material adverse effect on, in the case of Pioneer’s obligations to complete the Merger, ExxonMobil and Merger Sub.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85 of this proxy statement/prospectus.

Many of the conditions to completion of the Merger are not within either Pioneer’s or ExxonMobil’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to October 10, 2024 (the “End Date”) (or April 10, 2025, if the End Date is extended in accordance with the terms of the Merger Agreement), it is possible that the Merger Agreement may be terminated. Although Pioneer and ExxonMobil have agreed in the Merger Agreement to use reasonable best efforts, subject to certain limitations, to complete the Merger as promptly as practicable, these and other conditions to the completion of the Merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the Merger may take longer, and could cost more, than Pioneer and ExxonMobil expect.

Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Merger for a significant period of time or prevent the Merger from occurring. Any delay in completing the Merger may adversely affect the cost savings and other benefits that Pioneer and ExxonMobil expect to achieve if the Merger and the integration of the companies’ respective businesses are not completed within the expected time frame.

There can be no assurance that the conditions to the closing of the Merger will be satisfied, waived or fulfilled in a timely fashion or that the Merger will be completed. See “Risk Factors—Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Pioneer” beginning on page 37 of this proxy statement/prospectus.

In order to complete the Merger, ExxonMobil and Pioneer must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, the closing of the Merger may be jeopardized or the anticipated benefits of the Merger could be reduced.

The closing of the Merger is conditioned upon the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act. Although ExxonMobil and Pioneer have agreed in the Merger Agreement to use their reasonable best efforts, subject to specified limitations on remedies required to be accepted by ExxonMobil, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in administering the governing regulations. Adverse developments in ExxonMobil’s or Pioneer’s regulatory standing or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally could affect whether and when required governmental authorizations are granted. As a condition to authorization of the Merger, governmental authorities may impose requirements, limitations or costs or place restrictions on the conduct of ExxonMobil’s business after completion of the Merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the closing of the Merger or imposing additional material costs on or materially limiting the revenues of the combined company following the Merger, or otherwise adversely affecting ExxonMobil’s businesses and results of operations after completion of the Merger. In addition, there can be no assurance that these terms, obligations or restrictions will not result in the delay or abandonment of the Merger. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on pages 85 and 97, respectively, of this proxy statement/prospectus.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Pioneer stockholders may be required to pay substantial U.S. federal income taxes.

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and ExxonMobil and Pioneer intend to report the Merger consistent with such qualification. Exxon has received from Davis Polk, and Pioneer has received from Gibson Dunn, an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Pioneer and Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or otherwise is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. It is not a condition to Pioneer’s or ExxonMobil’s obligation to complete the Merger that the Merger be treated as a “reorganization” within the meaning of Section 368(a) of the Code or that ExxonMobil or Pioneer receive an opinion from counsel to that effect. ExxonMobil and Pioneer have not sought, and will not seek any ruling from the IRS regarding any matters relating to the transactions, and as a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of Pioneer common stock generally would recognize taxable gain or loss upon the exchange of Pioneer common stock for ExxonMobil common stock pursuant to the Merger. See “U.S. Federal Income Tax Consequences of the Merger” beginning on page 106 of this proxy statement/prospectus.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates set forth in the forecasts included under the section “The Merger—Certain Pioneer Unaudited Prospective Financial Information” were based on assumptions of, and information available to, Pioneer’s management, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Pioneer’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Pioneer’s estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Pioneer’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and Pioneer does not undertake any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates of Pioneer included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Pioneer. Moreover, neither Pioneer’s independent accountants nor any other independent accountants, have compiled, examined or performed any procedures with respect to Pioneer’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Pioneer’s prospective financial information. The reports of such independent accountants incorporated by reference herein relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so. See “The Merger—Certain Pioneer Unaudited Prospective Financial Information” beginning on page 65 for more information.

The opinion of Pioneer’s financial advisor will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

Pioneer has received an opinion from its financial advisor in connection with the signing of the Merger Agreement, but has not obtained any updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of ExxonMobil or Pioneer, general market and economic conditions and other factors that may be beyond the control of ExxonMobil or Pioneer, and on which Pioneer’s financial advisor’s opinion was based, may significantly alter the value of ExxonMobil or Pioneer or the prices of the shares of ExxonMobil common stock or Pioneer common stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Pioneer does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed. The Pioneer board’s recommendation that Pioneer stockholders vote “FOR” approval of the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal, however, is made as of the date of this proxy statement/prospectus.

For a description of the opinion that Pioneer received from its financial advisor, see the section entitled “The Merger—Opinion of Pioneer’s Financial Advisor” beginning on page 67. A copy of the opinion of Goldman Sachs, Pioneer’s financial advisor, is attached as Annex B to this proxy statement/prospectus.

ExxonMobil’s and Pioneer’s business relationships may be subject to disruption due to uncertainty associated with the Merger.

Parties with which ExxonMobil or Pioneer does business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with ExxonMobil, Pioneer or the combined business. ExxonMobil’s and Pioneer’s business relationships may be subject to disruption as parties with which ExxonMobil or Pioneer does business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than ExxonMobil, Pioneer or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on ExxonMobil’s ability to realize the anticipated benefits of the Merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.

Pioneer may waive one or more of the closing conditions without re-soliciting stockholder approval.

Pioneer may determine to waive, in whole or part, one or more of the conditions to closing prior to Pioneer being obligated to consummate the Merger. Any determination whether to waive any conditions to closing, or to re-solicit stockholder approval to amend or supplement this proxy statement/prospectus as a result of such a waiver, will be made by Pioneer at the time of such waiver based on the facts and circumstances as they exist at that time.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which Pioneer is a party.

Pioneer is a party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate such agreements. Under some such agreements, the Merger may constitute a change in control and therefore the counterparty may exercise certain rights under the agreement upon the closing of the Merger. Any such counterparty may request modifications of its respective agreements as a condition to granting a waiver or consent under its agreement. There is no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available and/or requiring payment of substantial financial penalties.

Pioneer’s executive officers and directors have interests in the Merger that may be different from, or in addition to, your interests as a stockholder of Pioneer or as a shareholder of ExxonMobil.

In considering the recommendation of the Pioneer board to vote for the adoption of the Merger Agreement, Pioneer stockholders should be aware that the directors and executive officers of Pioneer have interests in the Merger that may be different from, or in addition to, the interests of Pioneer stockholders generally, including accelerated vesting of equity awards and potential severance payments. The Pioneer board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and approving the Merger, and in making its recommendation that Pioneer stockholders vote to adopt the Merger Agreement.

For more information, see “Interests of Pioneer’s Directors and Executive Officers in the Merger” beginning on page 109 of this proxy statement/prospectus.

The Merger Agreement limits Pioneer’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire Pioneer for greater consideration than what ExxonMobil has agreed to pay pursuant to the Merger Agreement.

The Merger Agreement contains provisions that make it more difficult for Pioneer to sell its business to a party other than ExxonMobil. These provisions include a general prohibition on Pioneer soliciting any Acquisition Proposal or offer for a competing transaction. Further, subject to certain exceptions, the Pioneer board will not withdraw or modify in a manner adverse to ExxonMobil the recommendation of the Pioneer board in favor of the adoption of the Merger Agreement, and ExxonMobil generally has a right to match any competing Acquisition Proposals that may be made. Notwithstanding the foregoing, at any time prior to the adoption of the Merger Agreement by Pioneer stockholders, the Pioneer board is permitted to withdraw or modify in a manner adverse to ExxonMobil the recommendation of the Pioneer board in favor of the adoption of the Merger Agreement in certain circumstances if it determines in good faith that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties to Pioneer stockholders under applicable law. The Merger Agreement does not require that Pioneer submit the adoption of the Merger Agreement to a vote of Pioneer stockholders if the Pioneer board terminates the Merger Agreement in order to enter into an alternative acquisition agreement with respect to a competing transaction in accordance with the terms of the Merger Agreement. In certain circumstances, upon termination of the Merger Agreement, Pioneer will be required to pay a termination fee of $1.815 billion to ExxonMobil, including if Pioneer terminates the Merger Agreement prior to obtaining Pioneer stockholder approval in order to enter into an alternative acquisition agreement with respect to a competing transaction in accordance with the terms of the Merger Agreement. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Exclusive Remedy” beginning on pages 103 and 104, respectively, of this proxy statement/prospectus.

While both Pioneer and ExxonMobil believe these provisions and agreements are reasonable and customary and are not preclusive of other offers, the restrictions, including the added expense of the $1.815 billion termination fee that may become payable by Pioneer to ExxonMobil in certain circumstances, might discourage a third party that has an interest in acquiring all or a significant part of Pioneer from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per-share value than the consideration payable in the Merger pursuant to the Merger Agreement.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Pioneer.

If the Merger is not completed for any reason, including as a result of Pioneer stockholders failing to adopt the Merger Agreement or any other condition not being satisfied or waived, the ongoing businesses of Pioneer may be adversely affected, and, without realizing any of the benefits of having completed the Merger, ExxonMobil and Pioneer would be subject to a number of risks, including the following:

•	Pioneer may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Pioneer may experience negative reactions from its customers, vendors, joint venture and other business partners, regulators and employees;

•	Pioneer will be required to pay certain costs relating to the Merger, such as legal, accounting, financial advisor and printing fees, whether or not the Merger is completed;

•

the Merger Agreement places certain restrictions on the conduct of Pioneer’s businesses prior to completion of the Merger, and such restrictions, the waiver of which is subject to the written consent of ExxonMobil (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, may prevent Pioneer from taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that Pioneer would have made, taken or pursued if these restrictions were not in place (see “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 89 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Pioneer);

•

matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Pioneer management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Pioneer as an independent company;

•

in the event of a termination of the Merger Agreement under certain circumstances specified in the Merger Agreement, Pioneer may be required to pay a termination fee of $1.815 billion to ExxonMobil; to the extent that a termination fee is not promptly paid by Pioneer when due, Pioneer will be required to pay ExxonMobil interest on such fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable law; and

•

litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Pioneer or ExxonMobil preventing the performance of their respective obligations pursuant to the Merger Agreement.

There can be no assurance that the risks described above will not materialize. If the Merger is not completed, these risks may materialize and may materially and adversely affect Pioneer’s businesses, financial condition, financial results, ratings, stock prices and/or bond prices.

The shares of ExxonMobil common stock to be received by Pioneer stockholders upon completion of the Merger will have different rights from shares of Pioneer common stock.

Upon completion of the Merger, Pioneer stockholders will no longer be stockholders of Pioneer, a Delaware corporation, but will instead become stockholders of ExxonMobil, a New Jersey corporation, and their rights as stockholders will be governed by New Jersey law and ExxonMobil’s restated certificate of incorporation and by-laws. New Jersey law and the terms of ExxonMobil’s restated certificate of incorporation and by-laws may be materially different than Delaware law and the terms of the Pioneer certificate of incorporation and bylaws, which currently govern the rights of Pioneer stockholders. See “Comparison of Stockholder Rights” beginning on page 122 of this proxy statement/prospectus for a discussion of the different rights associated with ExxonMobil common shares.

After the Merger, Pioneer stockholders, as a group, will have a significantly lower ownership and voting interest in ExxonMobil than they currently have in Pioneer and will exercise less influence over management.

Based on the number of shares of Pioneer common stock and the Pioneer equity awards outstanding as of the Pioneer record date, ExxonMobil estimates that it will issue approximately 545,245,356 shares of ExxonMobil common stock pursuant to the Merger, provided that if additional Pioneer equity awards are granted to certain Pioneer employees as permitted under the Merger Agreement, ExxonMobil may be required to reserve additional shares of ExxonMobil common stock for issuance (see “The Merger Agreement—Treatment and Quantification of Pioneer Equity Awards”). The actual number of shares of ExxonMobil common stock to be issued and reserved for issuance in connection with the Merger will be determined at completion of the Merger based on the exchange ratio and the number of shares of Pioneer common stock and the Pioneer equity awards outstanding at that time. ExxonMobil has a significantly larger market capitalization than Pioneer. Based on the number of shares of Pioneer common stock outstanding as of January 5, 2024, and the number of shares of ExxonMobil common stock outstanding as of January 5, 2024, ExxonMobil and Pioneer estimate that, as of immediately following completion of the Merger, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 88% and holders of Pioneer common stock as of immediately prior to the Merger will hold approximately 12%, of the outstanding shares of ExxonMobil common stock on a fully diluted basis. Consequently, former Pioneer stockholders, as a group, will have materially less influence over the management and policies of ExxonMobil than they currently have over the management and policies of Pioneer.

Pioneer stockholders are not entitled to appraisal rights in connection with the Merger.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under Delaware law, holders of shares of Pioneer common stock will not have rights to an appraisal of the fair value of their shares in connection with the Merger. See “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 77 of this proxy statement/prospectus.

Potential litigation against ExxonMobil and Pioneer could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such lawsuits are unsuccessful, defending against them can result in substantial costs.

Since the public announcement of the Merger, two putative stockholder lawsuits related to the Merger have been filed and Pioneer has received letters from additional purported Pioneer stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information. For additional information, see the section entitled “The Merger—Litigation Relating to the Merger.” These lawsuits could prevent or delay the completion of the Merger and result in significant costs to Pioneer and/or ExxonMobil, including any costs associated with the indemnification of directors and officers. There can be no assurance that any of the defendants will be successful in the outcome of these lawsuits or any other potential lawsuits.

ExxonMobil and Pioneer will incur significant transaction and Merger-related costs in connection with the Merger.

ExxonMobil and Pioneer expect to incur a number of non-recurring costs associated with the Merger and combining the operations of the two companies. The significant, non-recurring costs associated with the Merger include, among others, fees and expenses of financial, legal, accounting and other advisors and representatives, certain employment-related costs relating to employees of Pioneer (which are described in “Interests of Pioneer’s Directors and Executive Officers in the Merger” beginning on page 109 of this proxy statement/prospectus), filing fees due in connection with filings required under the HSR Act and filing fees and printing and mailing costs for this proxy statement/prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the Merger is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees for this proxy statement/prospectus. ExxonMobil also will incur transaction fees and costs related to formulating and implementing integration plans with respect to the two companies, including facilities and systems consolidation costs. ExxonMobil continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses.

Risks relating to ExxonMobil and Pioneer.

ExxonMobil and Pioneer are, and following completion of the Merger ExxonMobil will continue to be, subject to the risks described in (i) Part I, Item 1A, “Risk Factors” in ExxonMobil’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 22, 2023 and Item 1.01, “Entry into a Material Definitive Agreement” in ExxonMobil’s Current Report on Form 8-K filed with the SEC on October 11, 2023, (ii) Part I, Item 1A, “Risk Factors” in Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 23, 2023, Item 7.01 “Regulation FD Disclosure” in Pioneer’s Current Report on Form 8-K filed with the SEC on October 11, 2023 (SEC Accession No. 0001193125-23-254221), and Item 1.01 “Entry into a Material Definitive Agreement” in Pioneer’s Current Report on Form 8-K filed with the SEC on October 11, 2023 (SEC Accession No. 0001193125-23-253935), and (iii) ExxonMobil’s and Pioneer’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including the information included or incorporated by reference, contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the Merger and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the Merger on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the Merger, including the possibility that any of the anticipated benefits of the Merger will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the Merger that could be instituted against ExxonMobil, Pioneer or their respective directors; the risk that disruptions from the Merger will harm ExxonMobil’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; rating agency actions and ExxonMobil and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the Merger that could affect ExxonMobil’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the Merger that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Pioneer, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the Merger; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that are described herein under “Risk Factors.” References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You are cautioned not to place undue reliance on ExxonMobil’s and Pioneer’s forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any information included or incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement/prospectus and attributable to ExxonMobil or Pioneer or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, ExxonMobil and Pioneer undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Actions needed to advance ExxonMobil’s 2030 and 2035 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on ExxonMobil’s Energy Outlook research and publication. The Energy Outlook is reflective of the existing global policy environment, the Energy Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or ExxonMobil, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Energy Outlook, and ExxonMobil’s business plans will be updated accordingly. Actual future results, including the achievement of net zero in ExxonMobil’s Upstream Permian Basin unconventional operated assets by 2030/2035 and plans to lower methane emissions from operated assets, to increase water recycling in ExxonMobil’s combined Permian operations, and to feed hydrogen, ammonia, and carbon capture projects could vary depending on the ability to execute operational objectives on a timely and successful basis; policy support for emission-reduction products and technologies; changes in laws, regulations and international treaties regarding lower emission technologies and projects; government incentives; unforeseen technical or operational difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects, technologies, and markets on a commercially competitive basis; changes in supply and demand and other market factors affecting future prices of oil, gas, and petrochemical products; the actions of competitors; and other factors discussed in this proxy statement/prospectus and in the additional forward looking statement disclaimers included above.

All references to production rates, project capacity, resource size, and acreage are on a gross basis, unless otherwise noted.

THE COMPANIES

EXXON MOBIL CORPORATION

Exxon Mobil Corporation, which is referred to in this proxy statement/prospectus as ExxonMobil, was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and most other countries of the world. Their principal business involves exploration for, and production of, crude oil and natural gas; manufacture, trade, transport and sale of crude oil, natural gas, petroleum products, petrochemicals, and a wide variety of specialty products; and pursuit of lower-emission business opportunities including carbon capture and storage, hydrogen, and lower-emission fuels. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses.

The principal trading market for ExxonMobil’s common stock (NYSE: XOM) is the NYSE.

The principal executive offices of ExxonMobil are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, its telephone number is (972) 940-6000 and its website is www.exxonmobil.com.

This proxy statement/prospectus incorporates important business and financial information about ExxonMobil from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

PIONEER NATURAL RESOURCES COMPANY

Pioneer Natural Resources Company, which is referred to in this proxy statement/prospectus as Pioneer, is a large independent oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids and gas in the Permian Basin in West Texas.

Pioneer common stock is traded on the NYSE under the symbol “PXD.” Following the Merger, Pioneer common stock will be delisted from the NYSE.

The principal executive offices of Pioneer are located at 777 Hidden Ridge, Irving, Texas, 75038, its telephone number is (972) 444-9001 and its website is www.pxd.com.

Additional information about Pioneer and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

SPQR, LLC

Merger Sub is a wholly owned subsidiary of ExxonMobil. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was formed in the State of Delaware on October 6, 2023. The principal executive offices of Merger Sub are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, and its telephone number is (972) 940-6000.

THE PIONEER SPECIAL MEETING

General

This proxy statement/prospectus is being provided to Pioneer stockholders as part of a solicitation of proxies by the Pioneer board for use at the Special Meeting and at any adjournments or postponements of such Special Meeting. This proxy statement/prospectus provides Pioneer stockholders with important information about the Special Meeting and should be read carefully in its entirety. In addition, this proxy statement/prospectus constitutes a prospectus for ExxonMobil in connection with the issuance by ExxonMobil of shares of ExxonMobil common stock pursuant to the Merger Agreement.

Date, Time and Place of the Special Meeting

The Special Meeting will be a virtual meeting conducted exclusively via live webcast online at www.virtualshareholdermeeting.com/PXD2024SM starting at 8:00 am Central Time (with log-in beginning at 7:45 am Central Time) on February 7, 2024. Pioneer stockholders will be able to attend the Special Meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/PXD2024SM and entering the 16-digit control number included on the proxy card or voting instruction form you received. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Purposes of the Special Meeting

The Special Meeting is being held to consider and vote upon the following proposals:

•

Proposal 1—the Merger Agreement Proposal: to adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and the material provisions of which are summarized in “The Merger Agreement” beginning on page 80 of this proxy statement/prospectus, pursuant to which, among other things, Merger Sub will merge with and into Pioneer and each outstanding share of Pioneer common stock will be converted into the right to receive 2.3234 shares of ExxonMobil common stock.

•

Proposal 2—the Advisory Compensation Proposal: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Pioneer’s named executive officers that is based on or otherwise related to the Merger, the estimated value of which is disclosed in the table in “Interests of Pioneer’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers” beginning on page 115 of this proxy statement/prospectus.

Recommendation of the Pioneer Board

At a meeting held on October 10, 2023, the Pioneer board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Pioneer and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the requirements of the DGCL and (iii) resolved to recommend adoption of the Merger Agreement by the stockholders of Pioneer. The Pioneer board unanimously recommends that the Pioneer stockholders vote:

•	Proposal 1: “FOR” the Merger Agreement Proposal; and

•	Proposal 2: “FOR” the Advisory Compensation Proposal.

This proxy statement/prospectus contains important information regarding these proposals and factors that Pioneer stockholders should consider when deciding how to cast their votes. Pioneer stockholders are encouraged to read carefully this proxy statement/prospectus in its entirety, including the annexes to this proxy statement/prospectus and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the Merger.

Voting by Directors and Executive Officers

On January 5, 2024, Pioneer directors and executive officers, as a group, beneficially owned and were entitled to vote 1.4 million shares of Pioneer common stock, or approximately 0.6% of the issued and outstanding shares of Pioneer common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Pioneer, Pioneer currently expects that all of its directors and executive officers will vote their shares “FOR” Proposal 1 (the Merger Agreement Proposal) and “FOR” Proposal 2 (the Advisory Compensation Proposal).

Attendance at the Special Meeting

Only Pioneer stockholders of record on the Pioneer record date, beneficial owners of Pioneer common stock on the Pioneer record date and holders of valid proxies for the Special Meeting may attend the virtual Special Meeting. Participating stockholders who log-on to the meeting using his, her or its unique 16-digit control number will also be able to examine the stockholder list during the Special Meeting by following the instructions provided on the meeting website.

Submitting Questions for the Virtual Special Meeting

Pioneer stockholders attending the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, stockholders are able submit questions before the meeting at www.proxyvote.com.

Limitations on Submitting Questions for the Virtual Special Meeting

Pioneer will answer questions during the Special Meeting that are relevant to meeting matters, comply with the meeting rules of conduct and have been submitted prior to the start of the Special Meeting, subject to time constraints. However, Pioneer reserves the right to exclude questions that are not pertinent to meeting matters or to edit profanity or other inappropriate language. Each stockholder is limited to a total of one question that must be related to the business of the Special Meeting. Each question should cover only one topic and be as succinct as possible. If Pioneer receives substantially similar questions, Pioneer will group such questions together and provide a single response to avoid repetition. The questions of all Pioneer stockholders are welcome. However, the purpose of the Special Meeting must be observed and questions that are not directly related to the business of Pioneer or are not otherwise in good taste, related to personal grievances or otherwise inappropriate (as determined by the chairman of the meeting) will not be answered.

Record Date

The Pioneer board has fixed the close of business on January 5, 2024 as the Pioneer record date for the determination of the Pioneer stockholders entitled to receive notice of, and to vote at, the Special Meeting. The Pioneer stockholders of record on the Pioneer record date are the only Pioneer stockholders that are entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements of the Special Meeting.

Participants in the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan

Participants in the Pioneer Natural Resources USA, Inc 401(k) Plan (the “Pioneer 401(k) Plan”) who have shares of Pioneer common stock credited to their plan account as of the Pioneer record date will have the right to direct the Pioneer 401(k) Plan trustee how to vote those shares. The trustee will vote the shares in a participant’s

Pioneer 401(k) Plan account in accordance with the participant’s instructions or, if no instructions are received prior to 10:59 pm Central Time on February 2, 2024, the shares credited to that participant’s account will be voted by the trustee in the same proportion as it votes shares for which it did receive timely instructions. Information as to how participants voted the shares credited to their Pioneer 401(k) Plan account will not be disclosed to Pioneer. If a participant holds Pioneer common stock outside of the Pioneer 401(k) Plan, the participant will need to vote those shares separately.

Outstanding Shares and Voting Rights of Pioneer Stockholders

On the Pioneer record date, there were 233,623,121 shares of Pioneer common stock issued and outstanding, held by 7,828 holders of record. Each issued and outstanding share of Pioneer common stock entitles its holder of record to one vote at the Special Meeting.

Stockholder List

A complete list of registered Pioneer stockholders entitled to vote at the Special Meeting will be available for inspection at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038, during ordinary business hours, for a period of no less than ten days before the Special Meeting and will be available during the virtual Special Meeting at www.virtualshareholdermeeting.com/PXD2024SM. If a Pioneer stockholder wants to inspect the stockholder list, such stockholder should call the Pioneer corporate secretary at (972) 444-9001 to schedule an appointment or request access.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Special Meeting, a quorum must be present. A quorum at the Special Meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Pioneer common stock entitled to vote, present virtually or represented by proxy, at the Special Meeting. An abstention occurs when a stockholder is present for purposes of a quorum by virtually attending the Special Meeting and either does not vote or submits a ballot marked “abstain”. An abstention also occurs when a stockholder does not attend the meeting virtually and instead submits a proxy with an “abstain” instruction. Abstentions will be counted for purposes of determining whether there is a quorum at the Special Meeting. In accordance with the rules of the NYSE, brokers, banks and other nominees who hold shares of Pioneer common stock in “street name” for their customers do not have discretionary authority to vote the shares with respect to the Merger Agreement Proposal and the Advisory Compensation Proposal. Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to these proposals. Under such circumstance, a “broker non-vote” would arise. “Broker non-votes,” if any, will not be considered present at the Special Meeting for purposes of determining whether a quorum is present at the Special Meeting.

Adjournment

If a quorum is not present or represented or if there are not sufficient votes for the approval of the Merger Agreement Proposal and the Advisory Compensation Proposal, Pioneer expects that the Special Meeting will be adjourned by the chairman of the Special Meeting to solicit additional proxies. In addition, the holders of a majority in voting power of Pioneer common stock entitled to vote at the Special Meeting who are present online or by proxy at the Special Meeting have the power to adjourn such meeting, whether or not a quorum is present. No notice of the reconvened meeting is required to be given if the date, time and place (including the means of remote communication) are announced at the Special Meeting unless the reconvened meeting is more than 30 days after the date for which notice was originally given. At any reconvened Special Meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the Special Meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

The votes required for each proposal are as follows:

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Proposal 1—the Merger Agreement Proposal. The affirmative vote of holders of a majority of the outstanding shares of Pioneer common stock on the Pioneer record date and entitled to vote thereon is required to adopt the Merger Agreement Proposal. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Pioneer stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Pioneer stockholder will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. Because the Merger Agreement Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any Pioneer shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

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Proposal 2—the Advisory Compensation Proposal. The affirmative vote of the majority of the voting power present or represented by proxy at the Special Meeting, where a quorum is present, and entitled to vote thereon is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by a Pioneer stockholder attending the Special Meeting or voting by proxy will have the same effect as a vote “AGAINST” the Advisory Compensation Proposal. A failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal, and, as a result, broker non-votes will have no effect on the outcome of the vote on the Advisory Compensation Proposal. While the Pioneer board intends to consider the vote resulting from the Advisory Compensation Proposal, the vote is advisory only and therefore not binding on Pioneer, and, if the proposed Merger is approved by Pioneer stockholders and consummated, the compensation that is the subject of the Advisory Compensation Proposal, including amounts Pioneer is contractually obligated to pay, will be payable even if the Advisory Compensation Proposal is not approved.

How to Vote

Pioneer stockholders of record and beneficial owners of Pioneer common stock on the Pioneer record date may vote their shares of Pioneer common stock by submitting a proxy or may vote virtually online at the Special Meeting by following the instructions provided on the proxy card or voting instruction form received. Pioneer recommends that Pioneer stockholders entitled to vote submit a proxy prior to the Special Meeting even if they plan to attend the virtual Special Meeting.

Pioneer stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Special Meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Pioneer board.

Record Holders

Pioneer stockholders of record may vote in one of the following ways:

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Internet: Pioneer stockholders of record may submit their proxy over the internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 10:59 p.m., Central Time, on February 6, 2024. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Pioneer stockholders who submit a proxy this way need not send in their proxy card.

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Telephone: Pioneer stockholders of record may submit their proxy by calling 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 10:59 p.m., Central Time, on February 6, 2024. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Pioneer stockholders who submit a proxy this way need not send in their proxy card.

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Mail: Pioneer stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this proxy statement/prospectus. Pioneer stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Special Meeting.

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Online During the Virtual Meeting: Pioneer stockholders of record may attend the virtual Special Meeting by entering his, her or its unique 16-digit control number and vote online; attendance at the virtual Special Meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Beneficial Owners

Pioneer stockholders who hold their shares of Pioneer common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to the Merger Agreement Proposal and the Advisory Compensation Proposal. Most beneficial owners will have a choice of voting before the Special Meeting by proxy over the internet, by telephone or by using a voting instruction form. Each beneficial owner of Pioneer common stock should refer to the voting instruction form received to see what options are available and how to use them. Pioneer stockholders who hold their shares of Pioneer common stock beneficially and wish to vote virtually at the Special Meeting may do so by attending the special meeting, entering his, her or its unique 16-digit control number and voting their shares electronically; however attendance at the virtual Special Meeting will not, in and of itself, constitute a vote or a revocation of a prior proxy.

In accordance with the rules of the NYSE, brokers, banks and other nominees who hold shares of Pioneer common stock in “street name” for their customers do not have discretionary authority to vote the shares with respect to the Merger Agreement Proposal and the Advisory Compensation Proposal. Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to these proposals. Under such circumstance, a “broker non-vote” would arise. “Broker non-votes,” if any, will not be considered present at the Special Meeting for purposes of determining whether a quorum is present at the Special Meeting, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal and, assuming a quorum is present, will have no effect on the Advisory Compensation Proposal. Thus, for shares of Pioneer common stock held in “street name,” only shares of Pioneer common stock affirmatively voted “FOR” the Merger Agreement Proposal will be counted as a vote in favor of such proposal.

Proxies and Revocation

Pioneer stockholders of record may revoke their proxies at any time before their shares of Pioneer common stock are voted at the Special Meeting in any of the following ways:

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delivering written notice of revocation of the proxy to Pioneer’s corporate secretary at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038, by no later than 10:59 p.m. Central Time on February 6, 2024;

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delivering another proxy with a later date to Pioneer’s corporate secretary at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038, by no later than 10:59 p.m. Central Time on February 6, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

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submitting another proxy again via the internet or by telephone at a later date, by no later than 10:59 p.m. Central Time on February 6, 2024 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

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attending the Special Meeting virtually, using his, her or its unique 16-digit control number and voting their shares online during the meeting; attendance at the virtual Special Meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Pioneer corporate secretary before the proxy is exercised or unless you vote your shares online during the Special Meeting.

If a Pioneer stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Special Meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before 10:59 p.m. Central Time on February 6, 2024. Alternatively, a Pioneer stockholder may also revoke their proxy by attending the Special Meeting virtually, using his, her or its unique 16-digit control number and voting his, her or its shares online during the meeting.

Inspector of Elections; Tabulation of Votes

Voting results will be tabulated and certified by an individual designated by the Pioneer board to serve as inspector of election.

Solicitation of Proxies

Pioneer will pay for the proxy solicitation costs related to the Special Meeting. In addition to sending and making available these materials, some of Pioneer’s directors, officers and other employees may solicit proxies by contacting Pioneer stockholders by telephone, by mail, by e-mail or online. Pioneer stockholders may also be solicited by, among others, news releases issued by Pioneer and/or ExxonMobil, postings on Pioneer’s or ExxonMobil’s websites and social media accounts and advertisements in periodicals. None of Pioneer’s directors, officers or employees will receive any extra compensation for their solicitation services. Pioneer has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, MacKenzie Partners, Inc. will receive an estimated fee of approximately $15,000, plus reasonable out-of-pocket expenses and fees for any additional services. Pioneer will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Pioneer common stock and obtaining their proxies.

Other Matters

At this time, Pioneer knows of no other matters to be submitted at the Special Meeting other than those listed in the notice.

Householding of Proxy Statement/Prospectus

One copy of this proxy statement/prospectus will be sent to stockholders who share an address, unless they have notified Pioneer that they want to continue receiving multiple packages. This practice, known as “householding,” is designed to reduce duplicate mailings and save significant printing and postage costs. If you received a household mailing this year and you would like to have additional copies of this proxy statement/prospectus mailed to you or you would like to opt out of this practice for future mailings, Pioneer will promptly deliver such additional copies to you if you submit your request in writing to Corporate Secretary, Pioneer Natural Resources Company, 777 Hidden Ridge, Irving, Texas 75038, or call (972) 444-9001.

Questions and Additional Information

Pioneer stockholders may contact Pioneer’s proxy solicitor with any questions about the Merger Agreement Proposal and the Advisory Compensation Proposal or how to vote or to request additional copies of any materials at:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Call toll free: (800) 322-2995

Email: proxy@mackenziepartners.com

Pioneer stockholders should not return their stock certificates or send documents representing Pioneer common stock with the enclosed proxy card. If the Merger is completed, the exchange agent for the Merger will send to Pioneer stockholders a letter of transmittal and related materials and instructions for exchanging shares of Pioneer common stock.

THE MERGER

GENERAL

This proxy statement/prospectus is being provided to holders of Pioneer common stock in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. At the Special Meeting, Pioneer will ask Pioneer stockholders to consider and vote on (i) the Merger Agreement Proposal and (ii) the Advisory Compensation Proposal.

The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Pioneer, with Pioneer continuing as the Surviving Corporation and a wholly owned subsidiary of ExxonMobil. The Merger will not be completed unless Pioneer stockholders adopt the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger. For additional information about the Merger, see “The Merger Agreement—Structure of the Merger” and “The Merger Agreement—Merger Consideration” beginning on pages 80 and 81, respectively, of this proxy statement/prospectus.

If the Merger is completed, each outstanding share of Pioneer common stock (with certain exceptions described in this proxy statement/prospectus) will be entitled to the right to receive the Merger Consideration, subject to any applicable withholding taxes for cash proceeds from the sale of fractional shares, in each case without interest. Although the number of shares of ExxonMobil common stock that Pioneer stockholders will receive in the Merger is fixed, the market value of the Merger Consideration will fluctuate with the market price of ExxonMobil common stock and will not be known at the time that Pioneer stockholders vote to adopt the Merger Agreement. Based on the closing price of ExxonMobil’s common stock on the NYSE on October 5, 2023, the last trading day prior to media reports that Pioneer and ExxonMobil were in merger discussions, the 2.3234 exchange ratio represented approximately $253.23 in implied value for each share of Pioneer common stock. Based on ExxonMobil’s closing price on January 5, 2024 of $102.63, the 2.3234 exchange ratio represented approximately $238.45 in implied value for each share of Pioneer common stock. The market price of ExxonMobil common stock when Pioneer stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of ExxonMobil common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.

THE PARTIES

Exxon Mobil Corporation

Exxon Mobil Corporation, which is referred to in this proxy statement/prospectus as ExxonMobil, was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and most other countries of the world. Their principal business involves exploration for, and production of, crude oil and natural gas; manufacture, trade, transport and sale of crude oil, natural gas, petroleum products, petrochemicals, and a wide variety of specialty products; and pursuit of lower-emission business opportunities including carbon capture and storage, hydrogen, and lower-emission fuels. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses.

The principal trading market for ExxonMobil’s common stock (NYSE: XOM) is the NYSE.

The principal executive offices of ExxonMobil are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, its telephone number is (972) 940-6000 and its website is www.exxonmobil.com.

This proxy statement/prospectus incorporates important business and financial information about ExxonMobil from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

Pioneer Natural Resources Company

Pioneer Natural Resources Company, which is referred to in this proxy statement/prospectus as Pioneer, is a large independent oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids and gas in the Permian Basin in West Texas.

Pioneer common stock is traded on the NYSE under the symbol “PXD.” Following the Merger, Pioneer common stock will be delisted from the NYSE.

The principal executive offices of Pioneer are located at 777 Hidden Ridge, Irving, Texas, 75038, its telephone number is (972) 444-9001 and its website is www.pxd.com.

Additional information about Pioneer and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus.

SPQR, LLC

SPQR, LLC, which is referred to in this proxy statement/prospectus as Merger Sub, is a Delaware limited liability company and a wholly owned subsidiary of ExxonMobil. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was formed in the State of Delaware on October 6, 2023. The principal executive offices of Merger Sub are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, and its telephone number is (972) 940-6000.

BACKGROUND OF THE MERGER

The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of ExxonMobil and Pioneer. The following is a summary of the events leading up to the signing of the Merger Agreement and the key meetings, negotiations, discussions and actions by and between ExxonMobil and Pioneer and their respective advisors that preceded the public announcement of the transaction; it does not purport to catalogue every conversation or interaction among representatives of ExxonMobil, Pioneer and other parties.

The Pioneer board and Pioneer senior management regularly review and evaluate Pioneer’s long-term strategic plans and goals, overall industry trends and Pioneer’s operations, future growth opportunities, competitive position and risks in light of current business and economic conditions. As part of such ongoing reviews and evaluations, the Pioneer board and Pioneer senior management regularly discuss likely key drivers of stockholder value creation and positive stock price performance for Pioneer. The Pioneer board noted in these discussions that investors have increasingly favored companies with large market capitalizations that have the ability to maintain strong balance sheets across commodity price cycles, generate free cash flow and return capital to stockholders, either in the form of dividends or share repurchases. In addition, in connection with such ongoing reviews and evaluations, Pioneer senior management engages in discussions with representatives of other exploration and production companies from time to time, and the Pioneer board meets periodically in the ordinary course of business to receive updates from Pioneer senior management on such discussions and to consider and evaluate potential strategic alternatives available to Pioneer, including merger and acquisition transactions. Such discussions and strategic alternatives have included discussions with other publicly traded and private exploration and production companies with respect to acquisition transactions by Pioneer or other business combination transactions. Over the past several years, however, Pioneer has not executed, and has not been requested to execute, any confidentiality or similar agreement or exchanged confidential information with respect to an acquisition of Pioneer, nor has Pioneer received any proposals containing economic terms for any such acquisition, other than with respect to the proposed transaction.

In recent months, as part of evaluating potential strategic alternatives, Pioneer engaged in discussions with Company A, an upstream company with operations in the Permian basin, regarding the acquisition of Company A by Pioneer. Pioneer and Company A had preliminary discussions with respect to the proposed ownership percentage of Company A’s shareholders in Pioneer, the potential long-term strategy of the combined company and certain structuring, employee and governance matters. No agreement was reached on the ownership split or any other terms of a potential transaction. After considering the status of the discussions, the possible terms that could ultimately be negotiated with Company A, the uncertainty of reaching agreement and potential investor reaction, and taking into account the considerations generally described under “—Recommendation of the Pioneer Board of Directors and Reasons for the Merger,” Pioneer concluded that the transaction with ExxonMobil would be more advantageous to its shareholders than remaining independent and pursuing the acquisition of Company A.

At various times, each of ExxonMobil’s and Pioneer’s general review and evaluation of the potential business combination landscape included an assessment of the other’s businesses and operations. In addition, ExxonMobil and Pioneer are generally familiar with each other, and the companies and their respective representatives have, from time to time over the past several years, engaged in preliminary discussions about potential synergies and the benefits of a strategic transaction between the two companies. No proposals containing economic terms with respect to any such transaction were exchanged in such discussions.

On May 25, 2023, the Pioneer board held its regularly scheduled quarterly meeting. At that meeting, as part of Pioneer’s consideration and evaluation of potential strategic alternatives, representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), outside counsel to Pioneer, presented materials with respect to the fiduciary duties of the members of the Pioneer board under Delaware law, including in connection with merger and acquisition transactions.

By early June 2023, ExxonMobil believed that it was continuing to demonstrate a growing advantage in recovering resource and the efficiency of its development approach, and therefore the value it could bring to a potential transaction. ExxonMobil also believed that the relative movements in the respective stock prices of ExxonMobil and Pioneer might make a potential transaction attainable. Darren W. Woods, Chairman and Chief Executive Officer of ExxonMobil, therefore arranged a call with Scott D. Sheffield, Chief Executive Officer of Pioneer, and, on June 22, 2023, Messrs. Sheffield and Woods discussed the potential transaction. During the discussion, Mr. Sheffield conveyed the expectation that any potential acquisition of Pioneer would need to be at a significant premium consistent with premiums historically paid in transactions of comparable size. Mr. Sheffield also expressed his belief that commodity prices would continue to increase, and that Pioneer had upside in the Midland basin, which increased Pioneer’s value. Mr. Woods expressed his view that any potential transaction would result in synergies supporting some level of premium and that ExxonMobil would likely offer all-stock consideration in any such transaction. Mr. Woods stated his belief that an all-stock transaction would benefit Pioneer stockholders given his view that a diversified company, like ExxonMobil, would outperform an upstream only company with geographically concentrated assets over the long-term.

On June 28, 2023, the Pioneer board met with members of Pioneer senior management. At the meeting, the Pioneer board discussed, among other things, updates regarding a potential transaction with ExxonMobil.

On August 21, 2023, as part of its regularly scheduled quarterly meetings, the Pioneer board met with members of Pioneer senior management and representatives of Goldman Sachs, Pioneer’s financial advisor, and Gibson Dunn. A representative of Goldman Sachs led a discussion with the Pioneer board, based on public information, regarding merger and acquisition opportunities and analysts’ research perspectives on possible transactions, including with respect to a potential transaction with ExxonMobil, as well as ExxonMobil’s recent management commentary regarding its views on potential acquisition activity.

On September 6, 2023, Messrs. Sheffield and Woods met to further discuss a potential transaction. During the meeting, they discussed the importance of Pioneer employee retention to a successful outcome of the combination, considerations with respect to the location of Pioneer’s headquarters following the closing of the potential transaction and the synergy opportunities available to the combined company given the shared expertise of Pioneer’s and ExxonMobil’s employees. Mr. Sheffield expressed his continued belief that, for the Pioneer board to consider and approve a potential transaction, ExxonMobil would need to offer a meaningful premium over the then-current trading price of Pioneer common stock, noting that he personally would support a transaction reflecting a premium of at least 20% above the “at the market” exchange ratio of 2.14 shares of ExxonMobil common stock for each share of Pioneer common stock implied by the closing prices as of September 5, 2023, but that the Pioneer board had not approved or authorized Mr. Sheffield to discuss any specific premium or range of premiums and he did not know whether the Pioneer board would support a transaction at that premium. Messrs. Sheffield and Woods also discussed Pioneer representation on the ExxonMobil board, the ability of Pioneer to pay dividends between signing and closing and ExxonMobil’s payment of a termination fee in the event antitrust approvals were not obtained. As part of the discussion, Mr. Woods noted that while the ExxonMobil board had yet to authorize a formal proposal to acquire Pioneer, the ExxonMobil board had extensively discussed, and remained interested in pursuing, the potential transaction and that the parties would remain in contact to further discuss key terms.

On September 7, 2023, the Pioneer board met with members of Pioneer senior management and a representative of Gibson Dunn. Mr. Sheffield provided the Pioneer board with an update on his discussion with Mr. Woods on September 6, 2023.

On September 19, 2023, Messrs. Sheffield and Woods discussed the potential transaction. Mr. Woods informed Mr. Sheffield that the ExxonMobil board, including its Finance Committee, had authorized him to make a formal proposal to acquire Pioneer. Mr. Woods then previewed the terms of the proposal, which Mr. Sheffield said he would discuss with the Pioneer board. Following the meeting, ExxonMobil sent a proposal letter on September 19, 2023 (which was dated September 18, 2023), reflecting the terms discussed between Messrs. Woods and Sheffield. The letter proposed an all-stock merger in which each share of Pioneer common stock would be valued at $255, resulting in an exchange ratio of 2.185 shares of ExxonMobil common stock for each share of Pioneer common stock, based on a closing price of $116.70 per share of ExxonMobil common stock on September 15, 2023, reflecting a 9.0% premium over the trading price of Pioneer common stock on the same day. The letter also stated that ExxonMobil would consider one board seat on the ExxonMobil board for a representative of the Pioneer board and provided Pioneer with the ability to return up to 75% of free cash flow to stockholders prior to closing in the form of the current quarterly base dividend (with no further quarterly variable dividends being paid) and share repurchases. The letter recognized that the Pioneer employee base is highly skilled and has been critical to Pioneer’s success and that ExxonMobil would seek to retain most of Pioneer’s employees.

On September 22, 2023, the Pioneer board met with members of Pioneer senior management and representatives of Gibson Dunn, Goldman Sachs and Morgan Stanley & Co. LLC (“Morgan Stanley”), a financial advisor to Pioneer. Morgan Stanley was retained as an additional advisor to Pioneer based on its extensive industry expertise and knowledge of Pioneer, and not by reason of any conflict of interest relating to Goldman Sachs. At the meeting, the Pioneer board discussed the September 18 proposal letter and related matters. Representatives of Goldman Sachs and Morgan Stanley separately discussed presentation materials provided to the Pioneer board with respect to the proposed transaction. In executive session, a representative of Gibson Dunn reviewed the fiduciary duties of the members of the Pioneer board with respect to their evaluation of the proposed transaction. Following discussion, the Pioneer board unanimously rejected ExxonMobil’s proposal in the September 18 letter, but authorized Mr. Sheffield to meet with Mr. Woods to continue discussing a potential transaction.

On September 24, 2023, Messrs. Sheffield and Woods met to discuss the potential transaction. At the meeting, Mr. Sheffield informed Mr. Woods of the Pioneer board’s rejection of the ExxonMobil proposal, but that the board had authorized Mr. Sheffield to continue discussing the potential transaction with Mr. Woods. Messrs. Sheffield and Woods then discussed several key transaction terms, including the ability of Pioneer to pay its variable dividend between signing and closing, ExxonMobil’s commitment to keeping Pioneer’s Irving, Texas headquarters open for at least two years following the transaction closing date, the treatment of Pioneer employees in connection with the proposed transaction, that two of Pioneer’s directors, including Mr. Sheffield, receive board seats on the ExxonMobil board, ExxonMobil’s payment of a “reverse” termination fee in the event antitrust approvals were not obtained and various due diligence items. Mr. Sheffield also discussed with Mr. Woods matters with respect to the consideration that would potentially be payable in a proposed transaction, including an exchange ratio that would be indicative of a price in the range of $265 to $270 per share of Pioneer common stock, which Mr. Sheffield specified would be subject to Pioneer board approval as part of its evaluation of any proposed transaction, and a pro forma ownership by Pioneer stockholders in ExxonMobil of approximately 11.5% to 12%.

On September 25, 2023, the Pioneer board met with members of Pioneer senior management and a representative of Gibson Dunn. Mr. Sheffield reported on the points discussed in the meeting with Mr. Woods. The Pioneer board discussed the potential transaction and related key terms, including a discussion of the trading multiples of the two companies and integration matters with respect to Pioneer employees. A representative of Gibson Dunn led a discussion with the Pioneer board about the board’s fiduciary duties under Delaware law in connection with the potential transaction.

On September 26, 2023, Mr. Woods called Mr. Sheffield to provide an update on ExxonMobil’s proposal, including that ExxonMobil would be willing to progress the proposed transaction on terms consistent with the preliminary terms discussed at the meeting between Messrs. Sheffield and Woods on September 24, subject to further discussion regarding Pioneer’s ability to pay the variable dividend between signing and closing of the proposed transaction and to the completion of due diligence with respect to the proposed transaction.

Later that day, the Pioneer board met with members of Pioneer senior management and representatives of Goldman Sachs and Gibson Dunn. Mr. Sheffield provided the Pioneer board with an update on his discussion with Mr. Woods earlier that day. The Pioneer board discussed considerations with respect to the exchange ratio, including implied premium and pro forma ownership by Pioneer stockholders, as well as governance and due diligence matters. Representatives of Goldman Sachs led the Pioneer board in a discussion of Goldman Sachs’ materials that had been provided prior to the meeting. Following discussion regarding the proposed terms of the potential transaction, the Pioneer board unanimously authorized Mr. Sheffield to continue negotiations with ExxonMobil and approved Pioneer’s entry into a confidentiality agreement with ExxonMobil.

Also on September 26, 2023, ExxonMobil provided a draft of a mutual confidentiality agreement to Pioneer.

On September 28, 2023, Pioneer and ExxonMobil executed a mutual confidentiality agreement. The agreement included standstill provisions in favor of Pioneer that would terminate if Pioneer agreed to be sold to a third party. It also included an exclusivity agreement requiring Pioneer to negotiate exclusively with ExxonMobil until October 15, 2023.

Later that day, ExxonMobil shared a draft of the Merger Agreement with Pioneer. The draft contemplated, among other things, (a) a merger transaction with all-stock consideration where ExxonMobil would acquire all of the outstanding shares of Pioneer common stock at a fixed exchange ratio in a tax-free transaction qualifying as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code, (b) the ability of Pioneer to repurchase Pioneer shares and to pay its quarterly base dividend (excluding the variable component of the dividend) between signing and closing so long as the aggregate amounts paid or distributed did not exceed, in the aggregate, 75% of Pioneer’s free cash flow for the applicable fiscal quarter, (c) the ability of Pioneer to terminate the Merger Agreement to enter into a superior proposal, (d) a requirement that ExxonMobil maintain Pioneer’s Irving, Texas headquarters for two years following the closing of the merger, (e) Mr. Sheffield and one other Pioneer outside director selected by ExxonMobil becoming members of the ExxonMobil board at closing, (f) an outside date of

18 months for completion of the transaction and (g) a termination fee, payable by Pioneer in the event the Merger Agreement is terminated in certain situations, of 3.25% of the equity value of the proposed transaction. The draft also expressly provided that, in the event that U.S. antitrust authorities required remedies of ExxonMobil under the HSR Act in order to complete the transaction, ExxonMobil would not be required to divest assets or accept any remedy that would result in a material adverse effect on the business, financial condition or results of operations of ExxonMobil, Pioneer and their respective subsidiaries, taken as a whole and assuming a consolidated entity of the size and scale of a hypothetical company that is 100% of the size of Pioneer and its subsidiaries, taken as a whole. The draft also included an agreement by both parties not to undertake acquisition activity that would prevent, materially hinder or materially delay obtaining regulatory approval of the merger. The draft did not include any termination fee payable by ExxonMobil, including in the event antitrust approvals were not obtained, or any fee or expense reimbursement provision payable by Pioneer in the event Pioneer stockholders failed to adopt the Merger Agreement in the absence of a competing proposal for Pioneer.

Over the next two weeks until the signing of the Merger Agreement on October 10, 2023, ExxonMobil and Pioneer, together with their advisors, engaged in confirmatory due diligence efforts and negotiations with respect to the Merger Agreement.

On September 30, 2023, Messrs. Richard P. Dealy, President, Chief Operating Officer, and CEO-Designate of Pioneer, Mark S. Berg, Executive Vice President, Corporate Operations of Pioneer, Mark H. Kleinman, Executive Vice President and General Counsel of Pioneer, and Christopher M. Paulsen, Senior Vice President of Business Development and Strategy of Pioneer, along with representatives of Gibson Dunn, met with Messrs. Alex V. Volkov, Vice President, Strategy & Business Development of ExxonMobil Upstream Company, Matthew Rasmussen, Managing Counsel of ExxonMobil, Peter Dillon, Business Development Manager of ExxonMobil, Daniel Bates, Finance General Manager of ExxonMobil, and representatives of Davis Polk to further discuss the potential transaction, including the key terms of the Merger Agreement.

On October 2, 2023, representatives of Gibson Dunn sent a revised draft of the Merger Agreement to representatives of Davis Polk, which draft included the following key changes to the draft of the Merger Agreement received from Davis Polk on September 28, 2023: (a) revising the interim operating covenants to provide Pioneer with the ability to continue to pay quarterly base and variable dividends consistent with historic practice and its dividend policy prior to April 1, 2024, and following April 1, 2024, in an amount not to exceed an unspecified amount per share of Pioneer common stock, (b) adding an express obligation to defend and contest any litigation pursued by a governmental agency seeking an injunction prohibiting the merger, but otherwise generally accepting ExxonMobil’s proposed approach to regulatory matters conditioned upon the inclusion of a “reverse” termination fee to Pioneer in the event the Merger Agreement was terminated due to failure to obtain necessary antitrust approvals, (c) revising the governance covenants such that (i) Pioneer’s office in Midland, Texas would also stay in place for two years following the closing of the merger, and (ii) the Pioneer board representatives on the ExxonMobil board, including Mr. Sheffield and one member to be selected by the Pioneer board, would be nominated at the next annual meeting of ExxonMobil following the closing, subject to certain exceptions, (d) revising the termination provisions to include a 12 month end date with an automatic extension of the outside date to 18 months for regulatory approvals and (e) reserving on the amount of the termination fee payable by Pioneer in the event the Merger Agreement is terminated in certain circumstances. The draft also included modifications to the representations and warranties and interim operating covenants of the parties.

On October 4, 2023, the Pioneer board met with members of Pioneer senior management and representatives of Goldman Sachs and Gibson Dunn. At the meeting, Messrs. Berg, Kleinman and Sheffield provided an update on the proposed transaction, the status of the Merger Agreement and related negotiations and the due diligence process. In particular, the Pioneer board discussed the key unresolved issues, including the calculation of the exchange ratio, the ability of Pioneer to pay dividends between signing and closing, the structure of the proposed transaction, termination fees payable by Pioneer and ExxonMobil and the allocation of antitrust risk. Members of the Pioneer board also discussed employee transition and retention matters, as well as a communication plan with respect to both internal and external communications to Pioneer’s key stakeholders in connection with the proposed transaction. The board also discussed with its advisors antitrust termination fees, if any, payable by acquiring companies in precedent transactions in the energy sector. A representative of Gibson Dunn discussed legal considerations related to actual or potential conflicts of members of the Pioneer board that could arise in connection with the evaluation of the potential transaction.

Also on October 4, 2023, representatives of Gibson Dunn and Davis Polk had a call to discuss the draft Merger Agreement.

Also on October 4, 2023, Goldman Sachs delivered to Pioneer a letter regarding Goldman Sachs’ relationships with ExxonMobil that the Pioneer board did not view as impacting the ability of Goldman Sachs to act effectively as financial advisor to the Pioneer board.

On October 5, 2023, representatives of Davis Polk sent a revised draft of the Merger Agreement to representatives of Gibson Dunn, which included the following key changes to the draft of the Merger Agreement received from Gibson Dunn on October 2, 2023: (a) noting that the extent to which Pioneer would be permitted to pay quarterly dividends between signing and closing was subject to further business discussions, (b) rejecting the proposed “reverse” termination fee payable by ExxonMobil in the event the Merger Agreement was terminated due to failure to obtain necessary antitrust approvals, (c) agreeing to maintain an office in Midland, Texas for two years following the closing, (d) rejecting the proposal regarding Pioneer’s representatives being nominated at the next annual meeting of ExxonMobil following the closing and (e) generally accepting the proposal regarding automatically extending the outside date for regulatory approvals.

Later that day, Messrs. Sheffield and Woods held a call to discuss the status of the potential transaction, including the potential timing of a transaction announcement and employee communication and integration plans.

Also on October 5, 2023, ExxonMobil provided certain due diligence materials regarding ExxonMobil to Pioneer in connection with Pioneer’s due diligence review of ExxonMobil.

That evening, the Wall Street Journal published an article discussing a proposed transaction between ExxonMobil and Pioneer. The publication of the article did not have a material impact on the negotiations of the proposed transaction.

Over the next several days, Pioneer entered into separate engagement letters with each of Goldman Sachs, Morgan Stanley, Petrie Partners, LLC and BofA Securities, Inc., pursuant to which Pioneer engaged each such firm to serve as a financial advisor to Pioneer with respect to the proposed transaction. Petrie Partners and BofA Securities were retained as additional advisors to Pioneer based on their extensive industry expertise and knowledge of Pioneer, and not by reason of any conflict of interest relating to any other financial advisor. Petrie Partners and BofA Securities were retained by Pioneer to be advisors for the proposed transaction because they have from time to time provided advice to Pioneer with respect to possible transactions and other strategic alternatives and have had discussions with industry participants about such transactions.

On October 6, 2023, Messrs. Sheffield and Woods discussed the potential transaction. Mr. Woods informed Mr. Sheffield that ExxonMobil would not accept an antitrust termination fee payable by ExxonMobil, that Pioneer would be permitted to pay the variable component of its dividend payable in the fourth quarter of 2023, that the parties would continue to discuss the variable component of the dividend payable in the first quarter of 2024 and that ExxonMobil proposed ownership by Pioneer stockholders of 11.75% of the combined company. Mr. Sheffield responded that the ownership should be 12%, which Mr. Sheffield indicated would result in an exchange ratio of 2.382 ExxonMobil shares for each Pioneer share based on closing prices as of October 4, 2023.

Throughout the period, the ExxonMobil board and its Finance Committee met on several occasions to consider and discuss the potential transaction, and were briefed in those meetings by management and its financial and legal advisors. On October 7, 2023, the ExxonMobil board convened a meeting to review and consider the proposed Merger Agreement and the transactions contemplated thereby including the Merger and the issuance of ExxonMobil common stock as consideration in the Merger. Present at the meeting were members of ExxonMobil’s senior management and representatives of Citi and Davis Polk. At the meeting, ExxonMobil’s senior management briefed the ExxonMobil board on the status of negotiations regarding the transaction, reviewed the strategic rationale for the proposed transaction and provided an overview of the economic analysis for the exchange ratio in the Merger. Representatives of Citi reviewed with the ExxonMobil board certain financial aspects of the proposed transaction and representatives of Davis Polk discussed with the ExxonMobil board certain material terms of the Merger Agreement and certain legal matters relating to the board of directors consideration of the proposed transaction. Following consideration of the proposed terms of the transaction and discussion among the directors, senior management and ExxonMobil’s legal and financial advisors, the ExxonMobil board unanimously approved the transaction and the related issuance of ExxonMobil common stock as consideration in the Merger, subject to resolution by senior management of final terms.

Also on October 7, 2023, the Pioneer board met with members of Pioneer senior management to discuss the matters raised in the call between Messrs. Sheffield and Woods the prior day, including the proposals on the ownership by Pioneer stockholders of the combined company and the resulting exchange ratio. Following the meeting, Messrs. Sheffield and Woods further discussed the ownership split and exchange ratio proposals and agreed that the ownership by Pioneer stockholders of the combined company would be 11.875%. Messrs. Sheffield and Woods did not discuss the detail or methodology for calculating the resulting exchange ratio based on that ownership percentage or the ExxonMobil share count upon which the ownership percentage or exchange ratio should be determined. They also discussed, among other things, the ability of Pioneer to continue to pay its base dividend through closing and the variable component of its dividend payable in the fourth quarter of 2023 and the first quarter of 2024, that two Pioneer board representatives, including Mr. Sheffield, would serve on the ExxonMobil board, that ExxonMobil would not pay a “reverse” termination fee in the event antitrust approvals were not obtained, and certain employee matters.

On October 7, 2023, representatives of Gibson Dunn sent a revised draft of the Merger Agreement to representatives of Davis Polk, which included the following key changes to the draft of the Merger Agreement received from Davis Polk on October 5, 2023: (a) revising the interim operating covenants to provide that Pioneer may continue to pay quarterly dividends between signing and closing consistent with historic practice and Pioneer’s dividend policy until April 1, 2024, with the variable component of the dividend payable in the first quarter of 2024 limited to 75% of the variable dividend amount calculated in accordance with such dividend policy, and following such date, Pioneer may continue to pay quarterly dividends in an amount not to exceed $1.25 per share of Pioneer common stock, (b) proposing a termination fee, payable by Pioneer in the event the Merger Agreement is terminated in certain situations, of 3.0% of the equity value of the proposed transaction and (c) accepting that ExxonMobil would not pay a “reverse” termination fee to Pioneer in the event the Merger Agreement was terminated due to failure to obtain necessary antitrust approvals.

Later on October 7, 2023, representatives of Davis Polk sent a revised draft of the Merger Agreement to representatives of Gibson Dunn, which included the following key changes to the draft of the Merger Agreement received from Gibson Dunn on the afternoon of October 7, 2023: (a) applying the 75% limitation to the full dividend payable in the first quarter of 2024, not merely the variable component of such dividend, and (b) accepting the proposed termination fee of 3.0% of the equity value of the proposed transaction.

Also on October 7, 2023, Messrs. Dealy, Berg and Volkov discussed the calculation of the exchange ratio to achieve the agreed ownership by Pioneer stockholders of 11.875% of the combined company, including the number of ExxonMobil shares to be used for purposes of the calculation. In particular, Messrs. Dealy and Berg conveyed that the ExxonMobil shares should include the shares outstanding at signing of the Merger Agreement, as well as certain other unissued shares.

On October 8, 2023, Messrs. Sheffield and Woods further discussed the calculation of the exchange ratio to achieve the agreed ownership by Pioneer stockholders of 11.875% of the combined company. In particular,

Mr. Sheffield reiterated the calculation methodology conveyed to ExxonMobil on the previous day and proposed an exchange ratio of 2.32344 ExxonMobil shares for each Pioneer share based on Pioneer’s calculation of the ExxonMobil share count.

Later on October 8, 2023, the Pioneer board met with members of Pioneer senior management and representatives of Goldman Sachs and Gibson Dunn. Messrs. Sheffield and Dealy updated the Pioneer board on Mr. Sheffield’s discussions with Mr. Woods, including matters related to the exchange ratio and its calculation and the ability of Pioneer to pay the variable component of its dividend following signing. Following discussion, the Pioneer board instructed Mr. Sheffield to proceed with the exchange ratio that Mr. Sheffield proposed to Mr. Woods earlier that day. After the Pioneer board meeting, Messrs. Sheffield and Woods further discussed the exchange ratio and Mr. Sheffield reiterated his proposal on the exchange ratio from earlier that day. Mr. Woods proposed that the parties continue to negotiate an exchange ratio reflecting a compromise on the ExxonMobil share count, which Mr. Sheffield declined.

On October 9, 2023, Messrs. Sheffield and Woods further discussed the exchange ratio. Mr. Sheffield reiterated his proposal on the exchange ratio from the previous day and indicated that Pioneer would be willing to compromise on its ability to pay the variable component of its dividend payable in the fourth quarter of 2023 and the first quarter of 2024. Mr. Sheffield proposed an exchange ratio of 2.32344 ExxonMobil shares for each Pioneer share, a limitation on the variable component of the dividend payable in the fourth quarter of 2023 and the first quarter of 2024 to 75% and 50%, respectively, of the variable dividend amount calculated in accordance with Pioneer’s dividend policy, the ability of Pioneer to continue to pay a base dividend of $1.25 per Pioneer share payable through closing, and Mr. Dealy being the co-lead of the transition and integration team of ExxonMobil as the Pioneer representative. Mr. Sheffield also noted that the parties’ counsel would discuss whether the Merger Agreement could reflect ExxonMobil’s expectations on share repurchases in the fourth quarter of 2023 and thereafter. Mr. Woods later responded that ExxonMobil would agree to the proposal with the following clarifications: an exchange ratio of 2.3234 ExxonMobil shares for each Pioneer share, Mr. Dealy would be Pioneer’s lead on the integration and transition team and the disclosure schedules to the Merger Agreement would include ExxonMobil’s commitment regarding its $17.5 billion annual share repurchase program in 2023 and 2024.

Later that day, representatives of Gibson Dunn sent a revised draft of the Merger Agreement to representatives of Davis Polk, which included the proposals discussed between Messrs. Sheffield and Woods. Representatives of Gibson Dunn and Davis Polk held calls to discuss, and exchanged revised drafts of, the Merger Agreement and the related disclosure schedules until the execution of the Merger Agreement on October 10, 2023.

On October 10, 2023, Messrs. Berg, Dealy and Volkov held a call to finalize remaining open items in the Merger Agreement, including with respect to Pioneer’s interim operating covenants and employee matters.

Later on October 10, 2023, the Pioneer board met with members of Pioneer senior management and representatives of Goldman Sachs and Gibson Dunn to consider the proposed final terms of the Merger Agreement. Mr. Sheffield discussed the resolution of the open matters that had been discussed at the October 8 meeting of the Pioneer board. Mr. Woods then joined the meeting and discussed with the Pioneer board ExxonMobil’s commitment to its share repurchase program, capital allocation strategy, balance sheet matters and other matters with respect to ExxonMobil’s business, technologies and employees. He also expressed ExxonMobil’s commitment to its previously announced emissions reduction efforts and its commitment to being a leading voice in a thoughtful energy transition. Mr. Woods then answered questions from Pioneer directors, after which he left the meeting. Representatives of Gibson Dunn reviewed with the Pioneer board its fiduciary duties in connection with the proposed transaction and provided a summary of the terms of the Merger Agreement. A representative of Goldman Sachs then reviewed with the Pioneer board Goldman Sachs’ financial analysis and rendered to the Pioneer board Goldman Sachs’ oral opinion, subsequently confirmed in writing, that, as of October 10, 2023 and based upon and subject to the factors and assumptions set forth therein, the Merger

Consideration to be paid to the holders (other than ExxonMobil and its affiliates) of Pioneer common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in the section entitled “—Opinion of Pioneer’s Financial Advisor”. Following discussion of the proposed transaction by the Pioneer board, the Pioneer board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, were fair to and in the best interests of Pioneer and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, in accordance with the requirements of Delaware law, (iii) resolved, subject to the provisions of the Merger Agreement, to recommend adoption of the Merger Agreement by the Pioneer stockholders and (iv) directed that the Merger Agreement be submitted to the Pioneer stockholders for their adoption.

Later that evening, Pioneer and ExxonMobil executed the Merger Agreement.

Prior to the opening of the U.S. stock markets on October 11, 2023, Pioneer and ExxonMobil issued a joint press release announcing the merger and held a joint investor call to discuss the transaction.

CERTAIN RELATIONSHIPS BETWEEN EXXONMOBIL AND PIONEER

ExxonMobil and Pioneer, or their respective affiliates, are parties to certain commercial arrangements with one another, such as operating agreements, joint venture agreements, unitization agreements, commodity sales agreements and mineral lease agreements, which are not material, individually or in the aggregate, to ExxonMobil or Pioneer. Except as described in this proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the current fiscal years of ExxonMobil and Pioneer or the five immediately preceding fiscal years of ExxonMobil and Pioneer, between ExxonMobil or its affiliates, on the one hand, and Pioneer or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors, or the sale or other transfer of a material amount of assets.

RECOMMENDATION OF THE PIONEER BOARD OF DIRECTORS AND REASONS FOR THE MERGER

By unanimous vote, the Pioneer board, at a meeting held on October 10, 2023, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Pioneer and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the requirements of the DGCL, (iii) resolved (subject to certain exceptions set forth in the Merger Agreement) to recommend adoption of the Merger Agreement by Pioneer stockholders and (iv) directed that the Merger Agreement be submitted to Pioneer stockholders for their adoption. The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.

This proxy statement/prospectus contains important information regarding these proposals and factors that Pioneer stockholders should consider when deciding how to cast their votes. Pioneer stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the Merger.

In reaching its determination, approval and recommendation, the Pioneer board consulted extensively with Pioneer’s management and financial and legal advisors and considered a range of factors, as discussed below. Factors that weighed in favor of the Merger (not necessarily in order of relative importance) include:

Greater Stockholder Value and Return Potential. The attractive value and nature of the consideration to be received in the Merger by Pioneer stockholders, including the fact that:

•

The stock-for-stock merger allows Pioneer stockholders to participate in the value and opportunities of ExxonMobil, including ExxonMobil’s worldwide asset portfolio, dividends, share repurchases and expected future growth, which the Pioneer board viewed as an important opportunity for Pioneer stockholders to enhance long-term returns;

•

Based on the closing trading price of ExxonMobil common stock of $110.92 on October 9, 2023 (the day prior to the Pioneer board’s approval of the Merger), the Merger Consideration represented an implied value of $257.71 per share of Pioneer common stock, an approximately 19.9% premium to Pioneer’s unaffected closing price as of October 5, 2023, the last trading day prior to the publication of the first of several news stories in October 2023 speculating on the potential transaction;

•

Based on the exchange ratio, Pioneer stockholders would own approximately 11.9% of the combined company on a fully diluted pro forma basis as of October 10, 2023, allowing Pioneer stockholders to participate in the equity value of the combined company, which will include the benefits of future growth and expected synergies resulting from the Merger;

•

The exchange ratio is fixed and will not fluctuate in the event that the market price of ExxonMobil common stock increases relative to the market price of Pioneer common stock between the date of the Merger Agreement and the closing of the Merger;

•

The consideration of ExxonMobil common stock to be paid to holders of Pioneer common stock comes with a reliable and growing cash dividend by ExxonMobil (most recently declared at $0.95 per share quarterly (or $3.80 annualized)). ExxonMobil has a history of 41 consecutive years of annual dividend growth and has publicly stated the importance ExxonMobil places on its dividend in making capital allocation decisions;

•	ExxonMobil’s stated intention to repurchase up to approximately $17.5 billion of its common stock on an annual basis in 2023 and 2024;

•

While there is trading correlation between Pioneer’s and ExxonMobil’s common stock, ExxonMobil common stock is less responsive to changes in price of West Texas Intermediate (“WTI”) oil, thereby mitigating WTI price volatility;

•

The trading market for ExxonMobil common stock should provide Pioneer stockholders who receive ExxonMobil common stock in the Merger with greater trading liquidity than is currently available for Pioneer common stock; and

•	The Merger is structured as a stock-for-stock transaction and is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Benefits of a Combined Company: Greater Scale and Financial Strength. The belief of the Pioneer board that ExxonMobil, following the Merger, would be well positioned to achieve further free cash flow growth and generate superior returns for Pioneer’s former stockholders, including as a result of:

•	The benefits associated with consolidating the assets of the two companies in the Permian Basin, including the significant expected annual operating synergies associated with the following:

•	combining Pioneer’s large, contiguous, undeveloped Permian Basin acreage with ExxonMobil’s proprietary technologies and resource development expertise in the Permian Basin;

•	increasing short-cycle capital flexibility and lower-cost-of-supply production in the United States;

•	leveraging the scale, technology and operating expertise of the combined company to increase resource recovery and deliver capital efficiency and cost performance;

•	maximizing value in the Permian Basin across the combined company’s fully integrated value chain; and

•	utilizing drilling of longer laterals including those over four miles in length to reduce the number of wells needed and capture additional synergies;

•	The expectation that the Merger would be accretive to the combined company’s earnings per share, operating cash flow and free cash flow in 2024, as well as highly accretive in the mid- to long-term;

•

Combined Permian Basin acreage of approximately 1.4 million acres, and a combined production base of 1.3 million net barrels oil equivalent per day based on forecasted production for the fiscal year ended 2023;

•

The belief that the development plans of the combined company could result in a combined production base from the Permian Basin of approximately 2.0 million net barrels oil equivalent per day by end 2027;

•

The expectation that the combined company will generate double-digit returns through significant synergies including “best-in-class” drilling efficiency, resulting in fewer days to drill and complete while maintaining a smaller surface footprint;

•

The expected synergies resulting from the combination of Pioneer’s asset base and ExxonMobil’s significant investments in the research and development of enhanced well recovery techniques, including multi-year rock physics research, field diagnostic programs and differential well fracture geometry, to increase completion and recovery effectiveness;

•

The belief that the combined company will have greater flexibility to react to market demand changes based on short-cycle barrels comprising over 40% of the combined company’s upstream portfolio by 2027, as well as the ability to utilize enhanced field digitalization and automation via remote operations, further optimizing throughput, cost, lower emissions and safety;

•

ExxonMobil’s strong, stable balance sheet, with approximately $33 billion of cash at the end of the third quarter 2023, is well-positioned to weather downturns in the commodity and economic cycles, while allowing ExxonMobil to continue to invest in projects with attractive returns, including lower-emission business opportunities;

•

The belief that no other potential merger or acquisition would afford Pioneer stockholders value competitive with that offered by ExxonMobil, given ExxonMobil’s global asset portfolio of top-tier projects, stable and growing dividend, prospects for further share repurchases, size and scale, trading liquidity and ability to drive synergy value from the combination;

•	The expectation that ExxonMobil’s project pipeline will support the combined company’s advantaged cost of supply through long-term commodity cycles;

•	The expectation that ExxonMobil will operate with a lower cost of capital, relative to Pioneer, given the size, scale and diversified business mix of ExxonMobil;

•

The global scale and diversified portfolio of ExxonMobil, including its Upstream, Product Solutions and Low Carbon Solutions businesses, which are expected to reduce cash flow volatility and better support future strategic investments and capital returns to shareholders compared to Pioneer on a standalone basis;

•

While ExxonMobil and Pioneer are both working to be industry leaders in the energy transition, ExxonMobil after the Merger will have greater scale and resources to respond to the evolving environment during the energy transition;

•

ExxonMobil’s industry-leading plans to achieve net zero Scope 1 and Scope 2 greenhouse gas emissions from its Permian unconventional operations by 2030 and its industry-leading new technologies for monitoring, measuring and addressing fugitive methane, which ExxonMobil intends to leverage to accelerate Pioneer’s net zero emissions plan by 15 years, to 2035 and to lower both companies’ methane emissions; and

•

The combined workforce is expected to continue to increase efficiency and deliver stockholder value, and the Merger Agreement includes provisions intended to facilitate the retention of Pioneer employees and enhance their ability to provide value for shareholders of the combined company.

Dividends. The Pioneer board reviewed and considered the fact that Pioneer could continue to return value to Pioneer stockholders through dividends until the closing of the Merger, including the ability to continue to pay its base dividend throughout that period and a portion of the variable component of such dividend for the dividend payable in the fourth quarter of 2023 and the first quarter of 2024, along with the ability to accelerate the payment of the base and variable components of the dividend in the first quarter of 2024 if the closing is scheduled to occur prior to the customary record date for that dividend payment.

Opportunity to Receive Alternative Acquisition Proposals and to Terminate the Merger in Order to Accept a Superior Proposal. The Pioneer board considered the terms of the Merger Agreement related to Pioneer’s ability to respond to unsolicited Acquisition Proposals and determined that the provisions of the Merger Agreement would not deter or preclude any third party from making a competing proposal and that the Pioneer board would be able, under certain circumstances, to furnish information and enter into discussions and negotiations in connection with a competing proposal. In this regard, the Pioneer board considered that:

•	experience demonstrates that an executed Merger Agreement is not a deterrent to potential topping bids;

•

subject to compliance with the applicable provisions of the Merger Agreement, the Pioneer board may, before approval of the Merger by Pioneer stockholders, change its recommendation to Pioneer stockholders with respect to approval of the Merger if the Pioneer board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties under Delaware law;

•	subject to its compliance with the applicable provisions of the Merger Agreement, the Pioneer board may terminate the Merger Agreement in order to enter into a superior proposal; and

•

the Pioneer board believed that the termination fee of $1,815,000,000, which equals approximately 3.0% of the equity value implied in the Merger, is reasonable in light of the circumstances and the overall terms of the Merger Agreement, and would not discourage alternative Acquisition Proposals from credible third parties willing and able to make such proposals. Pioneer would be required to pay the termination fee to ExxonMobil in certain circumstances, including if (i) ExxonMobil terminates the Merger Agreement in connection with a change in the Pioneer board’s recommendation to its stockholders with respect to approval of the Merger or (ii) Pioneer terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal.

Post-Merger Corporate Governance. The Pioneer board considered that the Merger Agreement provides that (i) ExxonMobil must take all necessary corporate action to appoint Scott D. Sheffield and one director of the Pioneer board (reasonably acceptable to ExxonMobil) to the ExxonMobil board immediately following the effective time of the Merger, (ii) ExxonMobil must maintain Pioneer’s headquarters in Irving, Texas and an office in Midland, Texas for at least two years following the closing of the Merger and (iii) ExxonMobil must appoint Richard P. Dealy as Pioneer’s lead representative on the integration and transition team established and maintained by ExxonMobil, resulting in the expectation that such factors will add valuable expertise and experience and in-depth familiarity with Pioneer’s assets and operations to ExxonMobil, which will enhance the likelihood of attaining the strategic benefits that ExxonMobil expects to derive from the Merger.

Opinion of Pioneer’s Financial Advisor. The Pioneer board considered the oral opinion of Goldman Sachs, subsequently confirmed in writing, that, as of October 10, 2023 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than ExxonMobil and its affiliates) of Pioneer common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

Interim Operating Covenants. The Pioneer board reviewed and considered the restrictions imposed on Pioneer’s business and operations during the pendency of the Merger and concluded that such restrictions are reasonable and not unduly burdensome.

Other Terms of the Merger Agreement. The Pioneer board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable to Pioneer and the Pioneer stockholders. The Pioneer board noted in particular that the completion of the Merger is not subject to any financing condition or any condition based upon ExxonMobil shareholder approval, which enhances the likelihood that the Merger will be completed.

In the course of its deliberations, the Pioneer board also considered a variety of risks and other potentially negative factors, including the following:

•

Risks Associated with Regulatory Approval. The Merger is conditioned on the absence of an injunction prohibiting the consummation of the Merger, the expiration or termination of the waiting period under the HSR Act and the absence of a Burdensome Condition being imposed on ExxonMobil or its subsidiaries, including Pioneer from and after closing. While each party is required to use reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or order prohibiting the parties from consummating the Merger, and is required to defend and contest any litigation pursued by a governmental authority seeking such an injunction or prohibition, ExxonMobil is not obligated to accept or agree to certain divestiture or other remedies in obtaining regulatory approval nor is ExxonMobil obligated to compensate Pioneer if regulatory approval of the Merger is not obtained;

•

Fixed Exchange Ratio. The Pioneer board considered that because the Merger Consideration is based on a fixed exchange ratio rather than a fixed value, Pioneer stockholders will bear the risk of a decrease in the trading price of ExxonMobil common stock during the pendency of the Merger and the Merger Agreement does not provide Pioneer with a collar or a value-based termination right;

•

Interim Operating Covenants. The Pioneer board reviewed and considered the restrictions imposed on Pioneer’s business and operations during the pendency of the Merger and, although it concluded that such restrictions are reasonable and not unduly burdensome, such restrictions may delay or prevent Pioneer from undertaking business opportunities that may arise or other actions it could potentially otherwise take with respect to the operations of Pioneer pending the consummation of the Merger;

•

Risks Associated with the Pendency of the Merger. The Pioneer board reviewed and considered the risks and contingencies relating to the announcement and pendency of the Merger (including the likelihood of litigation or other opposition challenging the Merger and the other transactions contemplated by the Merger Agreement) and the risks and costs to Pioneer if the Merger is not completed in a timely manner or if the Merger does not close at all, including potential employee attrition, the impact on Pioneer’s relationships with third parties and the effect termination of the Merger Agreement may have on the trading price of Pioneer common stock and Pioneer’s operating results;

•

Possible Failure to Integrate. The Pioneer board reviewed and considered the potential challenges and difficulties in integrating the operations of Pioneer and ExxonMobil and the risk that operational efficiencies between the two companies, or other anticipated benefits of the Merger, might not be realized or might take longer to realize than expected;

•

Opportunity to Receive Acquisition Proposals and to Terminate the Merger in Order to Accept a Superior Proposal. The Pioneer board considered the possibility that a third party may be willing to enter into a strategic combination with Pioneer on terms more favorable than the Merger. In connection therewith, the Pioneer board considered the terms of the Merger Agreement relating to no-shop covenants and termination fees and the potential that such provisions might deter alternative bidders that might have been willing to submit an Acquisition Proposal to Pioneer;

•

Interests of Certain Pioneer Directors and Executive Officers. The Pioneer board was aware of and considered that Pioneer’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of stockholders of Pioneer generally, as described below under the heading “Interests of Directors and Executive Officers of Pioneer in the Merger”;

•

Merger Costs. The Pioneer board considered the significant costs associated with the completion of the Merger, including Pioneer management’s time and energy and potential opportunity cost that will be incurred by the combined company as a result of the Merger; and

•	Other Risks. The Pioneer board considered risks of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

The Pioneer board believed that, overall, the potential benefits of the Merger to Pioneer stockholders outweighed the potential risks and uncertainties of the Merger.

This discussion of the information and factors considered by the Pioneer board in reaching its conclusion and recommendations includes all of the material factors considered by the Pioneer board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Pioneer board in evaluating the Merger Agreement and the related transactions contemplated thereby, and the complexity of these matters, the Pioneer board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Pioneer board may have given different weight to different factors. The Pioneer board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement.

It should be noted that this explanation of the reasoning of the Pioneer board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

EXXONMOBIL’S REASONS FOR THE MERGER

ExxonMobil believes the Merger will create sustainable long-term value for its stockholders. Key strategic benefits to ExxonMobil include:

•

Transformed Upstream Portfolio. As a result of the Merger, ExxonMobil will own and operate an industry-leading portfolio of undeveloped high-quality, high-return U.S. unconventional inventory by combining Pioneer’s 856,000 net acres in the Midland Basin with ExxonMobil’s pre-existing 570,000 net acres in the Delaware and Midland Basins.

•

Increased Resource Recovery. The Merger will permit ExxonMobil to recover more resource, more efficiently. As a result of the Merger, ExxonMobil’s industry-leading resource development approach and advanced technologies will increase production of the large-scale, high-quality undeveloped Midland acreage. Pioneer’s contiguous acreage will allow ExxonMobil to drill long, best-in-class laterals, which will result in fewer wells and a smaller surface footprint. ExxonMobil also expects to improve field digitalization and automation to optimize production throughput and cost. In addition, by leveraging ExxonMobil’s Houston-based remote operations center, ExxonMobil will have even more efficient operations monitoring and response.

•

Entrepreneurial Culture. Pioneer’s deep industry and basin expertise, along with its entrepreneurial culture and innovative and talented employee base, will benefit ExxonMobil’s broader portfolio, enhancing capital efficiency and cost performance.

•	Transaction Synergies. The Merger will create significant synergies that will enable a lower-cost-of-supply production through higher capital efficiency and higher resource recovery. The Merger will increase ExxonMobil’s exposure to short-cycle, low cost-of-supply liquids in the U.S. The Merger will enable ExxonMobil to quickly respond to demand changes and increase capture of price and volume upside. Downstream, the Merger will increase the integration between high-value, light Permian crude and ExxonMobil’s premier refinery and chemical footprint on the U.S. Gulf Coast.

•

Shareholder and Societal Value. The Merger will enable greater U.S. energy security and will benefit consumers by applying advanced technologies, operating excellence, environmental best practices and financial capability to an important source of domestic supply. As a result of the Merger, ExxonMobil will be able to recover more resource more efficiently and with a lower environmental impact.

•

Environmental Footprint. ExxonMobil plans to leverage its greenhouse gas reduction capabilities to accelerate Pioneer’s net-zero ambition by 15 years, from 2050 to 2035, securing a reduction in the future environmental footprint of both companies. The Merger will lower both companies’ methane emissions in the Permian by using the same strategy and applying ExxonMobil’s industry-leading new technologies for monitoring, measuring, and addressing fugitive methane. In addition, by using combined operating capabilities and infrastructure, ExxonMobil expects to increase the amount of recycled water used in its Permian operations to more than 90% by 2030.

•

Capital Efficiency. With a development program that incorporates a lower cost well design and requires fewer wells, ExxonMobil expects to be able to increase capital efficiency. This will increase economic viability of marginal areas of the resource, allowing ExxonMobil to develop more of the field.

•	Safety Program. ExxonMobil will bring its world-class safety program to Pioneer’s Midland operations, sharing best practices between the companies to improve safety performance to the best of both.

CERTAIN PIONEER UNAUDITED PROSPECTIVE FINANCIAL INFORMATION

Pioneer does not, as a matter of course, publicly disclose long-term consolidated forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the Pioneer board’s consideration of the Merger, Pioneer’s management prepared certain unaudited internal financial analyses and forecasts regarding Pioneer’s future performance for the fourth quarter of 2023 and the years 2024 through 2028 on a standalone basis without giving effect to the Merger (the “Pioneer management forecast”) and provided the Pioneer management forecast to the Pioneer board in connection with its evaluation of the proposed Merger and to Goldman Sachs, Pioneer’s financial advisor, as approved by Pioneer for its use and reliance in connection with its financial analyses and opinion (see the section described above in this proxy statement/prospectus entitled “—Opinion of Pioneer’s Financial Advisor”). The Pioneer management forecast was also provided to ExxonMobil.

The summary of these projections is being included in this proxy statement/prospectus to give Pioneer stockholders access to non-public information that was provided to the Pioneer board and Goldman Sachs for the purposes described above, and is not intended to influence your decision whether to vote in favor of the Merger Agreement Proposal or any other proposal at the Special Meeting. The inclusion of this information should not be regarded as an indication that any of Pioneer or its advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the Pioneer management forecast reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Pioneer, including, among others, Pioneer’s assumptions about energy markets, production and sales volume levels, oil and gas industry activity, commodity prices, demand for crude oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, general economic and regulatory conditions, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements”, “Where You Can Find More Information” and “Risk Factors.” The Pioneer management forecast reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Pioneer can give no assurance that the Pioneer management forecast and the underlying estimates and assumptions will be realized. In addition, since the Pioneer management forecast covers multiple years, such information by its nature becomes less predictive with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected.

The Pioneer management forecast was not prepared with a view toward public disclosure nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information included in this document has been prepared by, and is the responsibility of, Pioneer’s management. Neither Pioneer’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Pioneer contained in its Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference into this proxy statement/prospectus, relates to Pioneer’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

Furthermore, the Pioneer management forecast does not take into account any circumstances or events occurring after the date it was prepared. Pioneer can give no assurance that, had the Pioneer management forecast been prepared as of the date of this proxy statement/prospectus or the date of the Special Meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Pioneer does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Pioneer management forecast to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the Merger under GAAP, or to reflect changes in general economic or industry conditions. The Pioneer management forecast does not take into account the possible financial and other effects on Pioneer of the Merger, the effect on Pioneer of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Pioneer management forecast does not take into account the effect on Pioneer of any possible failure of the Merger to occur. None of Pioneer or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Pioneer stockholder or other person regarding Pioneer’s ultimate performance compared to the information contained in the Pioneer management forecast or to the effect that the forecasted results will be achieved. The inclusion of the Pioneer management forecast herein should not be deemed an admission or representation by Pioneer or its advisors or any other person that it is viewed as material information of Pioneer, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the Merger Agreement Proposal or any other proposal at the Special Meeting, but is being provided solely because it was made available to the Pioneer board and Goldman Sachs for the purposes described above.

In light of the foregoing, and considering that the Special Meeting will be held several months after the Pioneer management forecast was prepared, as well as the uncertainties inherent in any forecasted information, Pioneer stockholders are cautioned not to place undue reliance on such information, and Pioneer urges all Pioneer stockholders to review its most recent SEC filings for a description of its reported financial results. See “Where You Can Find More Information.”

In preparing the prospective financial and operating information for Pioneer described below, the Pioneer management team used the following oil and natural gas price assumptions, which are based on New York Mercantile Exchange strip pricing available on October 2, 2023:

	Q4 2023E	2024E	2025E	2026E	2027E	2028E
Brent Oil ($/bbl)	$93.81	$87.32	$81.03	$76.85	$73.56	$71.02
WTI Oil ($/bbl)	$89.90	$82.95	$76.15	$71.54	$67.96	$65.07
Henry Hub Gas ($/Mcf)	$3.09	$3.41	$3.95	$3.97	$3.90	$3.81

The following table sets forth a summary of the Pioneer management forecast, based on the price assumptions indicated above, which was prepared by Pioneer management and provided to the Pioneer board in connection with its evaluation of the proposed Merger and to Goldman Sachs, Pioneer’s financial advisor, as approved by Pioneer for its use and reliance in connection with its financial analyses and opinion (see the section above entitled “—Opinion of Pioneer’s Financial Advisor”). The Pioneer management forecast should not be regarded as an indication that Pioneer considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared.

	Unaudited Pioneer Management Forecast
($ in millions, except production)	Q4 2023E	2024E	2025E	2026E	2027E	2028E
Daily production (Mboe/d)	724	772	827	884	949	1,022
Adjusted EBITDAX (1)	$2,911	$11,372	$11,119	$11,018	$11,085	$11,326
Capital expenditures (2)	$1,184	$4,571	$4,950	$5,212	$5,383	$5,380
Unlevered free cash flow (3)	$1,496	$5,659	$5,024	$4,494	$4,394	$4,642

(1)

Adjusted EBITDAX for purposes of the Pioneer management forecast is defined as earnings before interest expense, income taxes, depreciation, depletion, amortization, and exploration expense, non-cash fair value gains (losses) on derivatives, accretion of discount on asset retirement obligations, and interest and other income. Adjusted EBITDAX is a non-GAAP financial measure as it excludes amounts included in income before taxes and net income, the most directly comparable measures calculated in accordance with GAAP. This measure should not be considered as a substitute for other measures prepared in accordance with GAAP. It also may not be comparable to Adjusted EBITDAX disclosed by Pioneer for historical periods.

(2)	Capital expenditures include additions to oil and gas properties and other property additions.
(3)

Unlevered free cash flow is defined as Adjusted EBITDAX less unlevered taxes, plus or minus changes in unlevered working capital, and less capital expenditures. Unlevered free cash flow is a non-GAAP financial measure as it excludes amounts included in cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as a substitute for other measures prepared in accordance with GAAP.

Pioneer does not intend to update or otherwise revise the Pioneer management forecast to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such forecast are no longer appropriate, except as may be required by applicable law.

OPINION OF PIONEER’S FINANCIAL ADVISOR

Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the Pioneer board that, as of October 10, 2023 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than ExxonMobil and its affiliates) of Pioneer common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 10, 2023, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. The summary of Goldman Sachs’ opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Pioneer board in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of Pioneer common stock should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10 -K of Pioneer and ExxonMobil for the five years ended December 31, 2022;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pioneer and ExxonMobil;

•	certain other communications from Pioneer and ExxonMobil to their respective stockholders;

•	certain publicly available research analyst reports for Pioneer and ExxonMobil; and

•

certain internal financial analyses and forecasts for Pioneer prepared by its management, as approved for Goldman Sachs’ use by Pioneer (referred to in this section as the “Pioneer management forecast” and which are summarized in the section entitled “—Certain Pioneer Unaudited Prospective Financial Information” beginning on page 65).

Goldman Sachs also held discussions with members of the senior management of Pioneer regarding their assessment of the past and current business operations, financial condition and future prospects of Pioneer; reviewed the reported price and trading activity for Pioneer common stock and ExxonMobil common stock; reviewed the financial terms of certain recent business combinations in the exploration and production industry; and performed such other studies and analyses, and considered such other factors, including Section 6.01(c) of the Merger Agreement, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the Pioneer board’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Pioneer board’s consent that the Pioneer management forecast was reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Pioneer. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Pioneer and ExxonMobil or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Pioneer or ExxonMobil or on the expected benefits of the Merger in any way meaningful to its analysis. Goldman Sachs also assumed that the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Pioneer to engage in the Merger or the relative merits of the Merger as compared to any strategic alternatives that may be available to Pioneer; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Pioneer or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than ExxonMobil and its affiliates) of Pioneer common stock, as of the date of its opinion, of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger, including the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Pioneer; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Pioneer, or class of such persons, in connection with the Merger, whether relative to the Merger Consideration to be paid to the holders (other than ExxonMobil and its affiliates) of Pioneer common stock pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which ExxonMobil common stock or Pioneer common stock will trade at any time or as to the potential effects of volatility in the credit, financial and stock markets on Pioneer, ExxonMobil or the Merger, or as to the impact of the Merger on the solvency or viability of Pioneer or ExxonMobil or the ability of Pioneer or ExxonMobil to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Pioneer board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. In connection with its opinion, Goldman Sachs considered, among other things, Section 6.01(c) of the Merger Agreement, pursuant to which Pioneer shall reduce the variable component of its regular quarterly dividend per share of Pioneer common stock beginning in the fourth quarter of 2023 until the consummation of the Merger, which reduction is estimated to be $6.14 per share of Pioneer common stock accounting for the period beginning in the fourth quarter of 2023 through June 30, 2024 as provided by the management of Pioneer and approved for Goldman Sachs’ use by Pioneer. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 9, 2023, the last day before the date on which the Pioneer board approved the Merger and is not necessarily indicative of current market conditions.

Illustrative Discounted Cash Flow Analysis

Using the Pioneer management forecast, Goldman Sachs performed an illustrative discounted cash flow analysis on Pioneer to derive a range of illustrative equity values per share of Pioneer common stock. Using discount rates ranging from 9.5% to 10.5%, reflecting estimates of Pioneer’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 (i) estimates of unlevered free cash flow for Pioneer for the period from October 1, 2023 to December 31, 2027, as reflected in the Pioneer management forecast and (ii) a range of illustrative terminal values for Pioneer, which were calculated by applying a range of next twelve month (“NTM”) earnings before interest, taxes, depletion, depreciation, amortization and exploration (“EBITDAX”) multiples ranging from 5.0x to 6.5x, to an estimate of Adjusted EBITDAX to be generated by Pioneer in calendar year 2028, as reflected in the Pioneer management forecast (which analysis implied perpetuity growth rates ranging from 1.3% to 4.0%). The range of NTM EBITDAX multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of Pioneer, ExxonMobil and certain publicly traded companies, as described below in the section captioned “Selected Publicly Traded Companies Trading Multiples”. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Pioneer’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Pioneer, as well as certain financial metrics for the United States financial markets generally.

Goldman Sachs derived a range of illustrative enterprise values for Pioneer by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Pioneer the amount of Pioneer’s net debt calculated as total debt (including the impact of finance lease liabilities and assumed cash settlement of outstanding convertible notes), less cash, cash equivalents and investments in affiliates, as provided by the management of Pioneer and approved for Goldman Sachs’ use by Pioneer, to derive a range of illustrative equity values for Pioneer. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted shares of Pioneer common stock outstanding, as provided by the management of Pioneer and approved for Goldman Sachs’ use by Pioneer, to derive a range of illustrative equity values per share of Pioneer common stock of $207.34 to $262.40.

Illustrative Present Value of Future Share Price Analysis

Using the Pioneer management forecast, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Pioneer common stock. For this analysis, Goldman Sachs first calculated the implied enterprise value for Pioneer as of December 31 for each of the calendar years 2024 through 2026, by applying a range of illustrative enterprise value to NTM EBITDAX multiples (referred to in this section as “EV/NTM EBITDAX”) of 5.0x to 6.5x to estimates of Pioneer’s NTM Adjusted EBITDAX for each of the calendar years 2024 through 2026. This illustrative range of EV/NTM EBITDAX multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical EV/NTM EBITDAX multiples for Pioneer, ExxonMobil and certain publicly traded companies, as described below in the section captioned “Selected Publicly Traded Companies Trading Multiples”.

Goldman Sachs then subtracted the amount of Pioneer’s net debt calculated as total debt (including the impact of finance lease liabilities and assumed cash settlement of outstanding convertible notes), less cash, cash equivalents and investments in affiliates for each of the calendar years 2024 through 2026, as provided by the management of Pioneer and approved for Goldman Sachs’ use by Pioneer, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Pioneer for each of the calendar years 2024 through 2026. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Pioneer common stock for each of the calendar years 2024 through 2026, calculated using information provided by the management of Pioneer and approved for Goldman Sachs’ use by Pioneer, to derive a range of implied future values per share of Pioneer common stock (excluding dividends). By applying an illustrative discount rate of 10.5%, reflecting an estimate of Pioneer’s cost of equity, and, for the dividends only, using a mid-year convention, Goldman Sachs discounted to present value as of September 30, 2023 both the theoretical future values per share it derived for Pioneer and the estimated dividends to be paid per share of Pioneer common stock. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Pioneer, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied equity values per share of Pioneer common stock of $208.99 to $274.83.

Selected Precedent Transactions Premia Analysis

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia paid in certain acquisition transactions listed below announced since December 31, 2019 involving U.S. publicly traded target companies in the oil and gas exploration and production industry with a transaction value of greater than $3 billion. With respect to each of these transactions, Goldman Sachs calculated the implied premium of the price paid in the transaction relative to the last undisturbed closing share price of the target company prior to the announcement of the transaction. The following table presents the results of this analysis:

Announcement Date	Acquiror	Target	Premium to Last Undisturbed Closing Share Price
8/21/23	Permian Resources Corporation	Earthstone Energy, Inc.	14.8%
10/19/20	ConocoPhillips	Concho Resources Inc.	11.7%
5/22/23	Chevron Corporation	PDC Energy, Inc.	10.6%
10/20/20	Pioneer	Parsley Energy, Inc.	7.9%
7/20/20	Chevron Corporation	Noble Energy, Inc.	7.6%
9/28/20	Devon Energy Corporation	WPX Energy, Inc.	2.6%
5/24/21	Coterra Energy, Inc. (f/k/a Cabot Oil and Gas Corporation)	Cimarex Energy Co.	0.4%
3/7/22	Oasis Petroleum Inc.	Whiting Petroleum Corporation	(2.9)%

Although none of the selected transactions is directly comparable to the Merger, the target companies in the selected transactions were companies with certain operations or financial characteristics that, for the purposes of analysis, may be considered similar to certain of Pioneer’s operations or financial characteristics, and as such, for purposes of analysis, the selected transactions may be considered similar to the Merger.

Based on Goldman Sachs’ review of the foregoing data and its professional judgment and experience, Goldman Sachs applied a reference range of illustrative premia of (2.9)% to 14.8% to the closing price per share of Pioneer common stock on October 5, 2023 of $214.96. This analysis resulted in a range of implied equity values per share of Pioneer common stock of $208.73 to $246.77.

Selected Publicly Traded Companies Trading Multiples

Goldman Sachs reviewed and compared certain financial information of Pioneer to corresponding publicly available financial information and valuation multiples for ExxonMobil and the following publicly traded companies in the oil and gas exploration and production industry, which are referred to in this section as the “selected companies”:

•	ConocoPhillips;

•	Devon Energy Corporation;

•	Diamondback Energy, Inc.;

•	EOG Resources, Inc.; and

•	Occidental Petroleum Corporation.

Although none of the selected companies are directly comparable to Pioneer, the selected companies were chosen because they are publicly traded companies in the oil and gas exploration and production industry with certain operations or financial characteristics that, for purposes of analysis, may be considered similar to certain operations or financial characteristics of Pioneer.

For each of Pioneer and, using publicly available information, ExxonMobil and the selected companies, Goldman Sachs calculated and compared (i) the EV/NTM EBITDAX multiple of the closing price per share as of

October 5, 2023 and (ii) the average of EV/NTM EBITDAX multiples for the six-month, one-year, two-year and three-year periods ended October 5, 2023 (which is referred to in the table below as “L6M,” “LTM,” “L2Y” and “L3Y” respectively).

The results of these calculations are summarized as follows:

	EV/NTM EBITDAX	Average EV/NTM EBITDAX
		L6M	LTM	L2Y	L3Y
Pioneer	5.6x	6.0x	5.8x	5.6x	5.4x
ExxonMobil	6.5x	6.2x	5.9x	5.7x	6.3x
Selected Companies Median	5.0x	5.3x	5.1x	4.9x	5.1x

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Pioneer or ExxonMobil or the Merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Pioneer board as to the fairness from a financial point of view of the Merger Consideration to be paid to the holders (other than ExxonMobil and its affiliates) of Pioneer common stock. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Pioneer, ExxonMobil, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s-length negotiations between Pioneer and ExxonMobil and was approved by the Pioneer board. Goldman Sachs provided advice to Pioneer during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Pioneer or its board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

As described above, Goldman Sachs’ opinion to the Pioneer board was one of many factors taken into consideration by the Pioneer board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Pioneer, ExxonMobil, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Merger.

Goldman Sachs acted as financial advisor to Pioneer in connection with, and participated in certain of the negotiations leading to, the Merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to Pioneer and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as a joint book-running manager with respect to a public offering of Pioneer’s senior notes, in March 2023. During the two-year period ended October 10, 2023, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by Goldman Sachs Investment Banking to Pioneer and/or its affiliates of approximately $0.2 million. During the two-year period ended October 10, 2023, Goldman Sachs Investment Banking has not been engaged by ExxonMobil or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Pioneer, ExxonMobil and their respective affiliates, for which Goldman Sachs Investment Banking may receive compensation.

In connection with the issuance of Pioneer’s 0.250% convertible senior notes due 2025 (the “Convertible Notes”), Pioneer entered into capped call transactions with respect to the Convertible Notes (collectively, the “Capped Call Transactions”) with Goldman Sachs and other counterparties (collectively, the “Capped Call Counterparties”), each acting as principal for its own account, consisting of the purchase by Pioneer of capped call options with respect to collectively approximately 12,047,710 shares of Pioneer common stock, the aggregate number of shares of Pioneer common stock underlying the Convertible Notes (with 25% purchased from Goldman Sachs). The Capped Call Transactions initially had a strike price of $109.7719 per share of Pioneer common stock, which is equal to the conversion price of the Convertible Notes based on the initial conversion rate of 9.1098 shares of Pioneer common stock per $1,000 in principal amount of the Convertible Notes, subject to an initial cap price of $156.2140 per share of Pioneer common stock. As of November 13, 2023, Capped Call Transactions with respect to 544,900 shares of Pioneer common stock remain outstanding, with an adjusted strike price of $93.1281 per share of Pioneer common stock and an adjusted cap price of $132.5285 per share of Pioneer common stock.

The Capped Call Transactions were intended to offset a portion of the potential dilutive effect on holders of Pioneer common stock of the conversion of the Convertible Notes and/or any potential cash payment in excess of the principal amount of the Convertible Notes that Pioneer may make in connection with a cash settlement of the Convertible Notes, in each case, up to the cap price. The Capped Call Transactions, upon exercise thereof, generally require the Capped Call Counterparties to deliver to Pioneer a number of shares of Pioneer common stock (and/or in certain circumstances, at Pioneer’s election, cash) determined based on the excess, if any, of the lower of the cap price and the price per share of Pioneer common stock at that time (determined over a period specified in the Capped Call Transactions) over the strike price per share of Pioneer common stock.

The Capped Call Transactions may be adjusted, exercised, canceled and/or terminated in accordance with their terms in connection with certain events, including the announcement or consummation of the Merger, which could result in a payment from Goldman Sachs to Pioneer. In particular, under the terms of the Capped Call Transactions, Goldman Sachs and the other Capped Call Counterparties, each acting separately as the calculation agent under the Capped Call Transactions to which it is a party, is entitled in certain circumstances to make adjustments to the terms of such Capped Call Transactions that reflect the economic effect of the announcement of the Merger on the embedded call options. In addition, each of Goldman Sachs and the other Capped Call Counterparties may, acting separately as the calculation agent, determining party or otherwise as principal under the Capped Call Transactions to which it is a party, determine such adjustments in respect of such Capped Call Transactions in accordance with their terms, including on or following consummation or abandonment of the Merger. All actions or exercises of judgment by Goldman Sachs, in its capacity as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party, must be performed in good faith and a commercially reasonable manner.

As a result of the Capped Call Transactions, the Capped Call Counterparties are expected to have market exposure to the price of Pioneer common stock. It is the ordinary practice of the Capped Call Counterparties to engage in hedging activities to limit their respective market exposure to the price of the stock underlying privately negotiated equity derivative transactions with issuers of such stock, such as the Capped Call Transactions. In connection with the Capped Call Transactions to which it is a party, Goldman Sachs (and its respective affiliates) have engaged, and will continue to engage, in accordance with applicable law, in hedging and other market transactions (which may include the entering into or unwinding of various derivative transactions with respect to Pioneer common stock) that are generally intended to substantially neutralize Goldman Sachs’ exposure as a result of the Capped Call Transactions to which it is a party to changes in the price of Pioneer common stock. Such hedging activity is at Goldman Sachs’ own risk and may result in a gain or loss to Goldman Sachs that may be greater than or less than the initial expected contractual benefit to Goldman Sachs under the Capped Call Transactions to which it is a party. The amount of any such gain or loss will not be known until the applicable Capped Call Transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs shall have completed all of its hedge unwind activities. To mitigate the exposure from the Capped Call Transactions, as of the close of business on November 13, 2023, Goldman Sachs held a net long economic position of approximately 81,785 shares of Pioneer common stock and was long and short a number of various other options on Pioneer common stock.

Goldman Sachs provided to management of Pioneer, for the information of the Pioneer board, materials that summarized, based on theoretical models, the potential effects of the announcement and of the consummation of the Merger on the Capped Call Transactions to which Goldman Sachs is a counterparty. The materials included preliminary illustrative analyses by Goldman Sachs’ Investment Banking Division for a range of stated assumptions regarding takeout prices for Pioneer common stock and volatilities, as well as based on other reasonable assumptions. In accordance with industry practice, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking hedging and other market transactions with respect to Goldman Sachs’ Capped Call Transactions. In connection with the preparation of presentations to senior management of Pioneer and the Pioneer board, personnel in Goldman Sachs’ Investment Banking Division, including the representatives of Goldman Sachs who have advised Pioneer in connection with the Merger, from time to time, have received or may receive input from personnel in Goldman Sachs’ Securities Division into how to model, or reports of historical measures or estimates of, Goldman Sachs’ and/or Goldman Sachs’ Investment Banking Division’s profit and/or loss over certain measurement periods related to the Capped Call Transactions.

Goldman Sachs has advised Pioneer that as of November 13, 2023, Goldman Sachs expected to realize a net gain of up to approximately $5 million with respect to the Capped Call Transactions as a result of the Merger, after giving effect to its hedging activities based on the ordinary hedging practices described above and based on a range of stated assumptions, including volatilities and other reasonable assumptions. The amount of any such gain will not be known until the Capped Call Transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs and its affiliates have completed all of their unwind activities, and such amount may differ from the estimates provided above.

The indenture governing the Convertible Notes and the confirmations containing the terms of the Capped Call Transactions were included as exhibits to Pioneer’s Current Report on Form 8-K filed with the SEC on May 15, 2020, which contains additional disclosure regarding the Convertible Notes and a description of the Capped Call Transactions. All references in this section titled “ —Opinion of Pioneer’s Financial Advisor—General” to share counts, conversion prices, cap prices and strike prices are subject to adjustment from time to time in accordance with the terms of the confirmations relating to the Capped Call Transactions.

The Pioneer board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement dated October 6, 2023, Pioneer engaged Goldman Sachs to act as its financial advisor in connection with the Merger. The engagement letter between Pioneer and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement of the Merger, to be approximately $46 million, $2 million of which became payable at announcement of the Merger, and the remainder of which is contingent upon consummation of the Merger. In addition, Pioneer has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

Completion of the Merger is conditioned upon the receipt of certain governmental clearances or approvals, including the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act. The process for obtaining the requisite regulatory approvals for the Merger is ongoing.

Although ExxonMobil and Pioneer currently believe they should be able to obtain all required regulatory approvals in a timely manner, the parties cannot be certain when or if they will obtain them or, if obtained, whether the approvals will contain terms, conditions or restrictions not currently contemplated that will be detrimental to ExxonMobil after the completion of the Merger, or will contain a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus for the definition of Burdensome Condition).

The approval of an application for regulatory approval means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving regulatory authority has determined that the consideration to be received by holders of Pioneer stock and/or the Merger is fair to Pioneer stockholders. Regulatory approval does not constitute an endorsement or recommendation of the Merger by any regulatory authority.

U.S. Antitrust Filing

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file its respective HSR notifications with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration or termination of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the termination of that waiting period. If the DOJ or FTC issues a second request prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties observe a second waiting period, which is 30 days by statute, but that can be extended through agreement and would begin to run only after both parties have substantially complied with the second request, unless such second waiting period is terminated earlier.

The parties’ HSR notifications were filed with the FTC and the DOJ on November 3, 2023. On December 4, 2023, ExxonMobil and Pioneer each received a second request from the FTC in connection with the FTC’s review of the Merger. The effect of the second request is to extend the waiting period imposed by the HSR Act until 30 days after each of ExxonMobil and Pioneer has substantially complied with the second request issued to it, unless that period is extended voluntarily by the parties or terminated sooner by the FTC. ExxonMobil and Pioneer continue to work constructively with the FTC in its review of the Merger and continue to expect that the Merger will be completed in the first half of 2024, subject to the fulfillment of the closing conditions, including receipt of required regulatory approvals and approval of Pioneer’s stockholders.

At any time before or after the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, or before or after the Merger is completed, the DOJ or the FTC may take action under the antitrust laws in opposition to the Merger, including seeking to enjoin completion of the Merger, to rescind the Merger or to conditionally permit completion of the Merger subject to regulatory concessions or conditions. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

Although neither ExxonMobil nor Pioneer believes that the Merger will violate the antitrust laws, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

SEC Clearance of Registration Statement

The completion of the Merger is conditioned on the registration statement of which this proxy statement/prospectus is a part being declared effective and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose pending before or threatened by the SEC.

NYSE Listing

Pursuant to the Merger Agreement, the shares of ExxonMobil common stock to be issued in the Merger must have been approved for listing on the NYSE, subject to official notice of issuance prior to the completion of the Merger.

Other Governmental Approvals

ExxonMobil and Pioneer are not aware of any material governmental approvals or actions that are required for completion of the Merger other than those described above. If any such additional governmental approvals or actions are required, ExxonMobil and Pioneer will use their respective reasonable best efforts, subject to certain limitations, to obtain any such approvals or actions from any governmental authority that are required under applicable law in order to consummate the transactions contemplated by the Merger Agreement. There can be no assurance, however, that any additional approvals or actions will be obtained.

Efforts to Obtain Regulatory Approvals

ExxonMobil and Pioneer have agreed in the Merger Agreement to use their respective reasonable best efforts, subject to certain limitations, to make the required governmental filings or obtain the required governmental authorizations, as the case may be, to complete the Merger. However, ExxonMobil’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger does not require ExxonMobil to:

•

sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of ExxonMobil, Pioneer or their respective subsidiaries existing prior to the effective time; or

•	accept any other remedy with respect to ExxonMobil’s, Pioneer’s or any of their respective subsidiaries’ assets, liabilities, activities, businesses or operations;

in either case of the bullets above, that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of ExxonMobil, Pioneer and their respective subsidiaries, taken as a whole; provided, however, that for this purpose, ExxonMobil, Pioneer and their respective subsidiaries, taken as a whole, will be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of Pioneer and its subsidiaries, taken as a whole, as of the date of the Merger Agreement.

In addition, subject to the bullets above, ExxonMobil and Pioneer have agreed to use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any governmental authority, and will defend and contest any litigation that may be pursued by any governmental authority seeking an order or decision, prohibiting the parties from consummating the transactions contemplated by the Merger Agreement in accordance with the terms thereof.

These requirements are described in more detail under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus.

No Assurances of Obtaining Approvals

There can be no assurances that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Timing

Subject to certain conditions, either ExxonMobil or Pioneer may terminate the Merger Agreement if the Merger is not completed on or before the initial end date (October 10, 2024) or, if either ExxonMobil or Pioneer has elected to extend the initial end date to April 10, 2025 as described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 103 of this proxy statement/prospectus, the Merger is not completed on or before the extended end date. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 103 of this proxy statement/prospectus.

NO DISSENTERS’ OR APPRAISAL RIGHTS

Pioneer stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger.

Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the transaction.

Holders of shares of Pioneer common stock will not have rights to an appraisal of the fair value of their shares. Under Delaware law, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash proceeds from the sale of fractional shares or fractional depositary receipts or any combination of the foregoing. Shares of Pioneer common stock are listed on the NYSE as of the record date, and Pioneer stockholders will receive ExxonMobil common shares pursuant to the Merger Agreement and cash proceeds from the sale of fractional shares. Approval for the listing of the shares of ExxonMobil common stock on the NYSE is a condition to completion of the Merger.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and ExxonMobil and Pioneer intend to report the Merger consistent with such qualification. Each of ExxonMobil and Pioneer has agreed in the Merger Agreement to use its best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not to permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken, or fail to take or cause to be taken, any action, which action, failure or cessation, could reasonably be expected to cause the Merger to fail to or cease to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Exxon has received from Davis Polk, and Pioneer has received from Gibson Dunn, an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Pioneer and Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or otherwise is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. The receipt of a tax opinion from counsel is not a condition to either party’s obligation to complete the Merger. ExxonMobil and Pioneer have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the

Merger as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash proceeds from the sale of fractional shares of ExxonMobil common stock. If the Merger does not qualify as a “reorganization,” the Merger generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the ExxonMobil common stock it receives in the Merger plus the amount of any cash proceeds from the sale of fractional shares of ExxonMobil common stock and (ii) such holder’s adjusted tax basis in its shares of Pioneer common stock exchanged in the Merger.

The U.S. federal income tax consequences described above may not apply to all holders of Pioneer common stock. You should read “U.S. Federal Income Tax Consequences of the Merger” beginning on page 106 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Merger to you.

ACCOUNTING TREATMENT

The Merger will be accounted for as an acquisition of a business. ExxonMobil will record the net tangible and identifiable intangible assets acquired and liabilities assumed from Pioneer at their respective fair values as of the closing date of the Merger. Any excess of the purchase price over the net assets acquired will be recorded as goodwill. The purchase price will be based on the closing date fair value of consideration paid by ExxonMobil, primarily ExxonMobil’s common stock to be issued to Pioneer stockholders, in connection with the Merger.

The financial condition and results of operations of ExxonMobil after completion of the Merger will reflect Pioneer’s balances and results after completion of the transaction but will not be restated retroactively to reflect the historical financial condition or results of operations of Pioneer. The earnings of ExxonMobil following the completion of the Merger will include the effect of changes in the carrying value of assets and liabilities. Goodwill and intangible assets with indefinite useful lives will not be amortized, but will be tested for impairment at least annually, and all assets (including goodwill) will be tested for impairment when certain indicators are present. If, in the future, ExxonMobil determines that tangible or intangible assets (including goodwill) are impaired, ExxonMobil would record an impairment charge at that time.

LISTING OF SHARES OF EXXONMOBIL COMMON STOCK AND DELISTING AND DEREGISTRATION OF SHARES OF PIONEER STOCK

ExxonMobil will take all necessary action to cause the shares of ExxonMobil common stock to be issued in connection with the Merger to be listed on the NYSE, where shares of ExxonMobil common stock are currently traded. If the Merger is completed, shares of Pioneer stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

LITIGATION RELATING TO THE MERGER

Since the public announcement of the Merger, two putative stockholder lawsuits related to the Merger have been filed.

As of December 22, 2023, two complaints have been filed by purported Pioneer stockholders in the United States District Court for the Southern District of New York against Pioneer and the members of the Pioneer board. The lawsuits are captioned Schwarz v. Pioneer Natural Resources Company et al., Docket No. 1:23-cv-10915 and McCall v. Pioneer Natural Resources Company et al., Docket No. 1:23-cv-10936 (collectively, the “lawsuits”). The lawsuits allege, among other things, that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 under the Exchange Act. The lawsuits seek injunctive relief enjoining the Merger, damages and costs, and other remedies.

Pioneer has also received letters from additional purported Pioneer stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information and demands that Pioneer make supplemental disclosures. Pioneer has also received a letter from a purported Pioneer stockholder seeking access to certain books and records of Pioneer pursuant to Section 220 of the DGCL in connection with the Merger.

While Pioneer believes that the contentions made in each of the lawsuits and letters described above are without merit, each of these matters is at a preliminary stage and defendants have not yet answered or otherwise responded to the complaints or letters. It is possible that additional, similar complaints may be filed, and that additional, similar letters may be received by Pioneer, regarding the Merger. Absent new or different allegations that are material or constitute a disclosure obligation under the U.S. federal securities laws, Pioneer will not necessarily disclose such additional complaints or letters. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Pioneer’s defense of the lawsuits (or any other lawsuits related to the Merger that may be filed in the future) will be successful, nor can Pioneer predict the amount of time and expense that will be required to resolve the lawsuits.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

EXPLANATORY NOTE

The Merger Agreement and the summary of its terms and conditions in this proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The Merger Agreement and the summary of its terms and conditions are not intended to provide any other factual information about ExxonMobil, Merger Sub, Pioneer or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement: were made by ExxonMobil, Merger Sub and Pioneer only for purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the Merger Agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of ExxonMobil, Merger Sub, Pioneer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ExxonMobil’s or Pioneer’s public disclosures.

For the foregoing reasons, the representations, warranties, covenants and agreements in the Merger Agreement and any description of those provisions in this proxy statement/prospectus should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

STRUCTURE OF THE MERGER

The Merger Agreement provides for a transaction in which Merger Sub will merge with and into Pioneer, upon the terms and subject to the conditions set forth in the Merger Agreement. Pioneer will be the Surviving Corporation in the Merger and will, following completion of the Merger, be a wholly owned subsidiary of ExxonMobil.

After completion of the Merger, the certificate of incorporation of the Surviving Corporation will be amended and restated as set forth in Exhibit A to the Merger Agreement and the bylaws of the Surviving Corporation will be amended and restated as set forth in Exhibit B to the Merger Agreement, in each case, until amended in accordance with applicable law.

After completion of the Merger, the directors and officers of Merger Sub at the effective time of the Merger will be the directors and officers, respectively, of the Surviving Corporation, in each case, until their successors are duly elected or appointed and qualified in accordance with applicable law.

COMPLETION AND EFFECTIVENESS OF THE MERGER

The Merger will be completed and become effective at such time as a certificate of merger with respect to the Merger is duly filed with the Delaware Secretary of State (or at such later time as agreed to by ExxonMobil and Pioneer and specified in such certificate of merger). Unless another date and time are agreed to by ExxonMobil and Pioneer, completion of the Merger will occur as soon as possible, but in any event no later than four business days following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to completion of the Merger (other than those conditions that by their nature are to be satisfied at completion of the Merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the time of completion of the Merger) described under “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 85 of this proxy statement/prospectus.

Assuming receipt of required regulatory approvals and timely satisfaction of other closing conditions, including the approval by Pioneer’s stockholders of the Merger Agreement Proposal, ExxonMobil and Pioneer expect that the Merger will be completed in the first half of 2024. There can be no assurances as to when, or if, the Merger will occur. Subject to certain conditions, either ExxonMobil or Pioneer may terminate the Merger Agreement if the Merger is not completed on or before the initial end date (October 10, 2024) or, if either ExxonMobil or Pioneer has elected to extend the initial end date to April 10, 2025, the Merger is not completed on or before the extended end date. The right to terminate the Merger Agreement after the initial end date or the extended end date, as applicable, will not be available to ExxonMobil or Pioneer, as applicable, if that party’s breach of any provision of the Merger Agreement resulted in the failure of the Merger to be completed by either the initial end date or the extended end date, as applicable. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Termination of the Merger Agreement” beginning on pages 85 and 103, respectively, of this proxy statement/prospectus.

MERGER CONSIDERATION

At the completion of the Merger, each share of Pioneer common stock outstanding immediately prior to the effective time of the Merger (including the Pioneer Restricted Stock, but excluding shares of Pioneer common stock held (1) in treasury (excluding Pioneer common stock subject to or issuable in connection with a Pioneer employee benefit plan) or (2) by ExxonMobil or Merger Sub, which are to be cancelled at the effective time of the Merger) will automatically be converted into the right to receive 2.3234 shares of ExxonMobil common stock (with cash proceeds from the sale of any fractional shares as described under “The Merger Agreement—Fractional Shares” beginning on page 81 of this proxy statement/prospectus). As of the effective time of the Merger, all such shares of Pioneer common stock so converted will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and will thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to the Merger Agreement, subject to applicable law.

If, between the date of the Merger Agreement and the effective time of the Merger, any change in the outstanding shares of capital stock of ExxonMobil or Pioneer occurs as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, respectively, or any stock dividend thereon with a record date during such period (but, for the avoidance of doubt, excluding any change that results from (i) the exercise of stock options or other equity awards to purchase shares of ExxonMobil common stock or Pioneer common stock (as disclosed in the Merger Agreement), (ii) the settlement of any other equity awards to purchase or otherwise acquire ExxonMobil common stock or Pioneer common stock or (iii) the grant of equity-based compensation to directors or employees of ExxonMobil or Pioneer (other than any such grants not made in accordance with the Merger Agreement) under ExxonMobil’s or Pioneer’s, as applicable, stock option or compensation plans or arrangements), the Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted to provide the same economic effect as contemplated by the Merger Agreement prior to any such change.

FRACTIONAL SHARES

Each holder of shares of Pioneer common stock whose shares of Pioneer common stock were validly converted into the right to receive shares of ExxonMobil common stock and who would otherwise have been entitled to receive a fractional share of ExxonMobil common stock (after aggregating all shares of Pioneer common stock represented by the Certificates (as defined below) and Uncertificated Shares (as defined below) delivered by such holder) will receive from the exchange agent, in lieu thereof, cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the aggregation and sale by the exchange agent for the account of all such holders of fractional shares of ExxonMobil common stock which would otherwise be issued (the “Excess Shares”). The sale of the Excess Shares by the exchange agent will be executed on the NYSE within ten business days after the effective time of the Merger (or such shorter period as may be required by applicable law) and will be executed in round lots to the extent practicable. The proceeds resulting from the sale of the Excess Shares will be free of commission, transfer taxes and other out-of-pocket transaction costs. The net proceeds of such sale will be distributed to the holder of shares of Pioneer common stock entitled to receive a fractional share of ExxonMobil common stock (after aggregating all shares of Pioneer common stock represented by the Certificates and Uncertificated Shares delivered by such holder) with each such holder receiving an amount of such proceeds proportionate to the amount of fractional interests which such holder would otherwise have been entitled to receive.

GOVERNANCE MATTERS FOLLOWING COMPLETION OF THE MERGER

Prior to the completion of the Merger, ExxonMobil will take all necessary actions to cause Scott D. Sheffield, Pioneer’s current Chief Executive Officer, and one director of Pioneer who is selected by Pioneer and reasonably acceptable to ExxonMobil to be appointed to the ExxonMobil board immediately following the effective time of the Merger. In addition, as of the effective time of the Merger, ExxonMobil will appoint Richard P. Dealy as Pioneer’s lead representative on the integration and transition team established and maintained by ExxonMobil.

During the period from the effective time of the Merger until the two year anniversary thereof, (i) the Surviving Corporation’s headquarters will be located at Pioneer’s existing headquarters in Irving, Texas, and (ii) the Surviving Corporation will maintain an office in Midland, Texas that is comparable to Pioneer’s existing office in Midland, Texas.

From and after the effective time of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Sub at the effective time will be the directors of the Surviving Corporation and (b) the officers of Merger Sub at the effective time will be the officers of the Surviving Corporation.

PROCEDURES FOR SURRENDERING PIONEER STOCK CERTIFICATES

The conversion of shares of Pioneer common stock into the right to receive the Merger Consideration will occur automatically at completion of the Merger. Prior to completion of the Merger, ExxonMobil will appoint an exchange agent that is both a nationally recognized financial institution and also reasonably acceptable to Pioneer and enter into an exchange agent agreement with the exchange agent providing for the exchange agent to handle the exchange of shares of Pioneer common stock represented by certificates (each such certificate, a “Certificate”), and uncertificated shares of Pioneer stock (each such share, an “Uncertificated Share”), for the Merger Consideration. At or prior to the effective time of the Merger, ExxonMobil will deposit with or otherwise make available to the exchange agent, the Merger Consideration to be paid in respect of the Certificates, the Uncertificated Shares (other than the Pioneer Restricted Stock) and certain Pioneer equity awards that are held by non-employees of Pioneer (as provided under the terms of the Merger Agreement). ExxonMobil will also make available to the exchange agent, from time to time as needed, additional cash sufficient to pay any dividends or other distributions to which holders of shares of Pioneer common stock are entitled pursuant to the Merger Agreement. Within five business days after the effective time of the Merger, ExxonMobil will send, or will cause the exchange agent to send, to each holder of shares of Pioneer common stock at the effective time of the Merger (other than the Pioneer Restricted Stock), a letter of transmittal and instructions in customary form that is reasonably acceptable to Pioneer explaining how to surrender Certificates or transfer Uncertificated Shares to the exchange agent.

Pioneer stockholders who submit a properly completed letter of transmittal, together with their Certificates (in the case of certificated shares of Pioneer common stock) or an “agent’s message” or other evidence of transfer requested by the exchange agent (in the case of a book-entry transfer of Uncertificated Shares), will receive the applicable Merger Consideration into which such shares of Pioneer common stock were converted in the Merger. The shares of ExxonMobil common stock constituting part of the Merger Consideration will be in book-entry form unless a physical certificate is required under applicable law.

After completion of the Merger, each Certificate that previously represented shares of Pioneer common stock and each Uncertificated Share will only represent the right to receive the Merger Consideration into which those shares of Pioneer common stock have been converted (and cash proceeds from the sale of any fractional shares of ExxonMobil common stock as described above under “Merger Agreement—Fractional Shares” beginning on page 81 of this proxy statement/prospectus), and any dividends on the shares of ExxonMobil common stock into which such shares of Pioneer common stock have been converted as described below under this “The Merger Agreement—Procedures for Surrendering Pioneer Stock Certificates”.

Neither ExxonMobil nor Pioneer will be responsible for payment of any transfer or other similar taxes and fees (including any penalties and interests) incurred solely by holders of shares of Pioneer common stock in connection with the Merger and other transactions contemplated under the Merger Agreement. The payment obligations of such transfer or other similar taxes and fees, if any, will be the sole responsibility of such Pioneer stockholders. In addition, if there is a transfer of ownership of Pioneer common stock that is not registered in the records of Pioneer’s transfer agent, payment of the Merger Consideration as described above (and cash proceeds from the sale of any fractional shares of ExxonMobil common stock as described under “The Merger Agreement—Fractional Shares” beginning on page 81 of this proxy statement/prospectus, and any dividends on the shares of ExxonMobil common stock into which such shares of Pioneer common stock have been converted as described below in this “The Merger Agreement—Procedures for Surrendering Pioneer Stock Certificates”) will be made to a person other than the person in whose name the Certificate or Uncertificated Share so surrendered is registered only if the Certificate is properly endorsed or otherwise is in proper form for transfer or the Uncertificated Share is properly transferred, and the person requesting such payment must pay to the exchange agent any transfer or other similar taxes required as a result of such payment or establish to the satisfaction of the exchange agent that any transfer or other similar taxes have been paid or are not payable.

After completion of the Merger, ExxonMobil will not pay dividends or other distributions with a record date on or after the effective time of the Merger to any holder of any Certificates or Uncertificated Shares with respect to the shares of ExxonMobil common stock comprising the Merger Consideration which the holder of shares of Pioneer common stock has the right to receive until the holder of such shares of Pioneer common stock surrenders the Certificates or transfers the Uncertificated Shares in accordance with the Merger Agreement. However, once those Certificates or Uncertificated Shares are surrendered or transferred, the exchange agent will promptly pay to the holder, without interest, any dividends or other distributions on the shares of ExxonMobil common stock comprising the Merger Consideration which the holder of shares of Pioneer common stock has the right to receive, with a record date on or after the effective time of the Merger that have been paid prior to such surrender or transfer, as applicable.

TREATMENT AND QUANTIFICATION OF PIONEER EQUITY AWARDS

Treatment of Pioneer RSUs

At or immediately prior to the effective time of the Merger, each Pioneer RSU (other than those granted on or after October 10, 2023 that remain unvested as of immediately prior to the effective time of the Merger) outstanding as of immediately prior to the effective time of the Merger will be canceled and converted into the right to receive the Merger Consideration in respect of the total number of shares of Pioneer common stock subject to such Pioneer RSU, subject to applicable tax withholding.

Pioneer may grant annual equity awards in the form of Pioneer RSUs for any calendar year commencing with 2024 and prior to the effective time of the Merger covering up to 325,000 shares of Pioneer common stock in the aggregate per calendar year without the prior consent of ExxonMobil. Each Pioneer RSU granted on or after October 10, 2023 that is outstanding and remains unvested as of immediately prior to the effective time of the Merger will be converted into a number of ExxonMobil restricted stock units equal to the Merger Consideration, multiplied by the total number of shares of Pioneer common stock subject to such Pioneer RSU, and will continue vesting on the award’s existing vesting schedule, with pro-rata monthly acceleration provisions in the event of the holder’s termination of employment without cause, resignation for good reason, death, disability or normal retirement.

Treatment of Pioneer DSUs

At or immediately prior to the effective time of the Merger, each Pioneer DSU outstanding as of immediately prior to the effective time of the Merger will be canceled and converted into the right to receive the Merger Consideration in respect of the total number of shares of Pioneer common stock subject to such Pioneer DSU, subject to applicable tax withholding.

Treatment of Pioneer Performance Units

At or immediately prior to the effective time of the Merger, each Pioneer Performance Unit outstanding as of immediately prior to the effective time of the Merger will be canceled and converted into the right to receive the Merger Consideration in respect of the total number of shares of Pioneer common stock subject to such Pioneer Performance Unit (with the number of shares of Pioneer common stock subject to each Pioneer Performance Unit determined based on the maximum level of performance), and all dividend equivalents accrued in respect of shares of Pioneer common stock underlying each Pioneer Performance Unit will be paid in cash by Pioneer at the effective time of the Merger, in each case, subject to applicable tax withholding.

Treatment of Pioneer Restricted Stock

Immediately prior to the effective time of the Merger, each share of Pioneer Restricted Stock outstanding as of immediately prior to the effective time of the Merger will become fully vested, Pioneer will withhold a number of such shares necessary to satisfy any tax withholding, and the remainder of such shares will be converted into the right to receive the Merger Consideration.

Treatment of Pioneer Employee Stock Purchase Plan

No new participants will commence participation in the Pioneer Employee Stock Purchase Plan (the “Pioneer ESPP”) following October 10, 2023, and no participant in the Pioneer ESPP will increase his or her payroll contribution rate in effect as of the date of the Merger Agreement or make separate non-payroll contributions following the date of the Merger Agreement. The Pioneer ESPP will terminate no later than immediately prior to the effective time of the Merger.

Quantification of Pioneer Equity Awards

See “Interests of Pioneer’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers” beginning on page 115 of this proxy statement/prospectus for an estimate of the amounts that would become payable to each Pioneer named executive officer in respect of his or her unvested Pioneer RSUs, Pioneer Performance Units and Pioneer Restricted Stock. Based on the assumptions described below under “Interests of Pioneer’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers” beginning on page 115 of this proxy statement/prospectus, the estimated aggregate number of shares of ExxonMobil common stock that would become payable to (i) Pioneer’s five executive officers that are not named executive officers in respect of their unvested Pioneer RSUs, Pioneer Performance Units and Pioneer Restricted Stock is 326,601 (of which certain Pioneer RSUs and Pioneer Restricted Stock awards were accelerated and settled on December 15, 2023, as described under “Interests of Pioneer’s Directors and Executive Officers in the Merger—Treatment of Pioneer Equity Awards in the Merger” beginning on page 110 of this proxy statement/prospectus), and (ii) Pioneer’s 10 non-employee directors in respect of their unvested Pioneer RSUs is 23,214 and in respect of their Pioneer DSUs is 120,887.

LISTING OF SHARES OF EXXONMOBIL COMMON STOCK

The Merger Agreement obligates ExxonMobil to use its reasonable best efforts to cause the shares of ExxonMobil common stock to be issued as part of the Merger Consideration to be listed on the NYSE, subject to official notice of issuance.

Approval for listing on the NYSE of the shares of ExxonMobil common stock issuable to Pioneer stockholders in the Merger, subject to official notice of issuance, is a condition to the obligations of ExxonMobil, Pioneer and Merger Sub to complete the Merger.

DIVIDENDS

After the date of the Merger Agreement and until the effective time of the Merger, each of ExxonMobil and Pioneer will coordinate with the other party regarding the timing of any declaration of any dividends in respect of ExxonMobil common stock and Pioneer common stock and the record dates and payment dates relating thereto, it being the agreement of the parties that holders of Pioneer common stock will not receive, for any quarter, dividends both in respect of Pioneer common stock and also dividends in respect of ExxonMobil common stock that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (a) only dividends in respect of Pioneer common stock or (b) only dividends in respect of ExxonMobil common stock that they receive in exchange therefor in the Merger. If Pioneer has declared and set a record date for a dividend permitted by the Merger Agreement, and the effective time of the Merger occurs after the record date for such dividend and prior to the payment date for such dividend, then (i) Pioneer will deposit the funds necessary to pay such dividend with the exchange agent prior to the effective time of the Merger and (ii) ExxonMobil will cause the Surviving Corporation to pay such dividend (and any applicable dividend equivalent rights to the extent any holder of a Pioneer equity award was entitled to such rights under the terms of a Pioneer equity award as in effect on the date Pioneer declared the applicable dividend) following the completion of the Merger on the scheduled payment date for such dividend.

CONDITIONS TO COMPLETION OF THE MERGER

Mutual Conditions to Completion

The obligation of each of ExxonMobil, Pioneer and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

•	the absence of any injunction or order or applicable law preventing or making illegal the consummation of the Merger;

•	the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the shares of Pioneer common stock outstanding and entitled to vote at the Special Meeting;

•	the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act;

•

the registration statement of which this proxy statement/prospectus is a part being declared effective and no stop order suspending the effectiveness of such registration statement being in effect and no proceedings for such purpose pending or threatened by the SEC; and

•	the shares of ExxonMobil to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance.

Additional Conditions to Completion for the Benefit of ExxonMobil and Merger Sub

In addition to the conditions of all parties’ obligations to complete the Merger, the obligation of each of ExxonMobil and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by ExxonMobil) of the following conditions:

•	performance in all material respects by Pioneer of each of its obligations under the Merger Agreement required to be performed by it at or prior to the effective time of the Merger;

•

the accuracy of the representations and warranties made in the Merger Agreement by Pioneer as of the date of the Merger Agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

•

the absence since the date of the Merger Agreement of any event, circumstance, development, occurrence, fact, condition, effect or change that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Pioneer’s condition, business, assets, or results of operations, with certain customary exceptions (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 88 of this proxy statement/prospectus for the definition of material adverse effect);

•	receipt of a certificate signed by an executive officer of Pioneer, dated as of the closing date, as to the satisfaction of the conditions described in the preceding three bullets; and

•

(i) the absence of any injunction or order or applicable law preventing or making illegal the consummation of the Merger and (ii) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, in each case, without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus for the definition of Burdensome Condition).

Additional Conditions to Completion for the Benefit of Pioneer

In addition to the conditions to all parties’ obligations to complete the Merger, the obligation of Pioneer to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Pioneer) of the following conditions:

•

performance in all material respects by ExxonMobil and Merger Sub of each of their obligations under the Merger Agreement required to be performed by them at or prior to the effective time of the Merger;

•

the accuracy of the representations and warranties made in the Merger Agreement by ExxonMobil and Merger Sub as of the date of the Merger Agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

•

the absence since the date of the Merger Agreement of any event, circumstance, development, occurrence, fact, condition, effect or change that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on ExxonMobil’s condition, business, assets, or results of operations, with certain customary exceptions (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 88 of this proxy statement/prospectus for the definition of material adverse effect); and

•	receipt of a certificate signed by an executive officer of ExxonMobil, dated as of the closing date, as to the satisfaction of the conditions described in the preceding three bullets.

REPRESENTATIONS AND WARRANTIES

The Merger Agreement contains a number of representations and warranties made by Pioneer, on the one hand, and ExxonMobil, on the other hand, made solely for the benefit of the other, and that are subject in some cases to exceptions and qualifications, including, among other things, as to materiality and material adverse effect (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 88 of this proxy statement/prospectus for the definition of material adverse effect). Furthermore, the assertions embodied in those representations and warranties are qualified by information in the confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement. The confidential disclosure schedules to the Merger Agreement contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. The representations and warranties made by the parties in the Merger Agreement relate to and include, as applicable to such party, among other things:

•	corporate existence, good standing and qualification to do business;

•	due authorization, execution and validity of the Merger Agreement and the applicable ancillary agreements;

•	governmental consents necessary to complete the transactions contemplated by the Merger Agreement;

•

absence of any conflict with or violation or breach of organizational documents, laws or regulations or agreements as a result of the execution, delivery or performance of the Merger Agreement and completion of the Merger and the other transactions contemplated by the Merger Agreement;

•	capitalization;

•	subsidiaries;

•	regulatory reports and filings and internal controls over financial reporting;

•	financial statements;

•	information provided by the applicable party for inclusion in disclosure documents to be filed with the SEC in connection with the Merger;

•

conduct of business in the ordinary course of business consistent with past practice and absence of any event, circumstance, development, occurrence, fact, condition, effect or change that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party;

•	absence of undisclosed material liabilities;

•	insurance;

•	absence of pending or threatened legal proceedings and investigations;

•	compliance with laws, regulations, orders and permits;

•	material contracts;

•	tax matters;

•	employees, employee benefit plans and labor matters;

•	intellectual property and real property matters;

•	environmental matters;

•	oil and gas matters;

•	certain stock ownership matters;

•	absence of contracts or agreements with affiliates;

•	absence of any undisclosed broker’s or finder’s fees payable in connection with the Merger;

•	receipt of opinion from financial advisor; and

•	inapplicability of anti-takeover statutes.

The representations and warranties in the Merger Agreement do not survive the completion of the Merger.

See “The Merger Agreement—Explanatory Note” beginning on page 80 of this proxy statement/prospectus for additional information.

DEFINITION OF “MATERIAL ADVERSE EFFECT”

Many of the representations and warranties in the Merger Agreement are qualified by a “material adverse effect” standard with respect to the party making such representations and warranties.

For purposes of the Merger Agreement, “material adverse effect” means, with respect to ExxonMobil or Pioneer, any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the condition (financial or otherwise), business, assets, or results of operations of that party and its subsidiaries, taken as a whole, or (ii) the ability of that party to complete the transactions contemplated by the Merger Agreement, except, in the case of clause (i), to the extent arising or resulting from any of the following:

•

any changes, developments or conditions after the date of the Merger Agreement in the general economic or political conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates;

•	any changes generally affecting the industries in which that party or any of its subsidiaries operate;

•

any changes or proposed changes in applicable law or interpretations thereof or regulatory conditions or any changes in the enforcement thereof, including changes in tax law, interpretations and regulations after the date of the Merger Agreement;

•	any changes or proposed changes in GAAP or other accounting standards or interpretations thereof;

•

any changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases and other commodities;

•	any acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing;

•	any weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, floods or other natural disasters or other comparable events);

•	pandemic (including the COVID-19 pandemic);

•

any change, in and of itself, in the market price or trading volume of that party’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause of such change has resulted in, or would reasonably be expected to result in, a material adverse effect to the extent not otherwise excluded from the definition of material adverse effect;

•

the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the Merger or the other transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, regulators, partners or other persons, or any action or claim made or brought by any of the current or former stockholders of that party (or on their behalf or on behalf of that party) against that party or any of its directors, officers or employees arising out of the Merger Agreement or the Merger or the other transactions contemplated thereby (it being understood that this clause will not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated by the Merger Agreement);

•

any failure of any of that party or any of its subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a material adverse effect to the extent not otherwise excluded from the definition of material adverse effect);

•

any action taken by that party or any of its subsidiaries that is expressly required by the Merger Agreement or any action taken or omitted to be taken by Pioneer or any of its subsidiaries at the written request of ExxonMobil; or

•

any action (including divestitures, hold separate arrangements, consent decrees, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations) with respect to that party and its affiliates that is required by any governmental authority to provide its approval, consent, registration, permit, authorization, clearance, or other confirmation under applicable antitrust laws for the consummation of the transactions contemplated by the Merger Agreement, and litigation with respect to the foregoing (such actions, “Antitrust Actions”), except, in the case of the first eight bullets in the immediately preceding list, to the extent that any such event, circumstance, development, occurrence, fact, condition, effect or change has a disproportionate adverse effect on that party and its subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, occurrence, fact, condition, effect or change has on other companies operating in the industries in which that party and its subsidiaries operate.

CONDUCT OF BUSINESS PENDING THE MERGER

In general, except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the Merger Agreement or (iii) as consented to by ExxonMobil in writing (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, from the date of the Merger Agreement until the effective time of the Merger, Pioneer and each of its subsidiaries are required to use commercially reasonable efforts to (i) conduct their business in the ordinary course of business in all material respects, (ii) preserve substantially intact its present business organization, (iii) comply in all material respects with applicable laws and its contracts and maintain in effect all necessary material permits, (iv) keep available the services of its directors, officers and key employees on commercially reasonable terms (other than for termination of employment services for cause) and (v) preserve satisfactory business relationships with its material customers, lenders, suppliers, lessors, lessees, working interest owners and others having material business relationships with it.

Without limiting the generality of the foregoing, except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the Merger Agreement or (iii) as consented to by ExxonMobil (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, from the date of the Merger Agreement until the effective time of the Merger, Pioneer and each of its subsidiaries are not permitted to, among other things:

•	with respect to Pioneer, amend its certificate of incorporation or bylaws (whether by merger, consolidation or otherwise);

•	enter into any new line of business outside the existing business of Pioneer and its subsidiaries as of the date of the Merger Agreement;

•

(i) adjust, split, combine, subdivide or reclassify any shares of its capital stock (other than such transactions by a wholly owned subsidiary of Pioneer), (ii) declare, authorize, establish a record date for, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including any shares of Pioneer common stock), except for (w) dividends by any of its wholly-owned subsidiaries, (x) quarterly cash dividends by Pioneer with a customary record date prior to December 31, 2023 in compliance with the Pioneer Dividend Policy, provided that, for purposes of this clause (x), the base component of such dividend will not exceed $1.25 per share of Pioneer common stock and the variable component of such dividend will be 75% of the amount thereof calculated in compliance with the Pioneer Dividend Policy, (y) quarterly cash dividends by Pioneer with a customary record date after December 31, 2023 and prior to April 1, 2024 in compliance with the Pioneer Dividend Policy or, if the completion of the Merger is to occur in the first quarter of 2024 but prior to such customary record date, a quarterly cash dividend by Pioneer with a record date prior to the completion of the Merger in an amount up to the amount that would have been declared and paid in compliance with the Pioneer Dividend Policy on the customary record and payment dates thereof had such completion of the Merger not occurred, which, to the extent required, may be calculated based on estimates of free cash flow of Pioneer prepared by Pioneer in good faith and in accordance with the Pioneer Dividend Policy, provided that, for purposes of this clause (y), the base component of such dividend shall not exceed $1.25 per share of Pioneer common stock and the variable component of such dividend shall be 50% of the amount thereof calculated in compliance with the Pioneer Dividend Policy, and (z) quarterly cash dividends by Pioneer with a customary record date on or after April 1, 2024 in amount not to exceed $1.25 per share of Pioneer common stock or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of its capital stock (including any shares of Pioneer common stock), Pioneer securities or Pioneer subsidiary securities, in each case as defined in the Merger Agreement, other than (A) the withholding of equity securities to satisfy tax obligations with respect to awards granted pursuant to any Pioneer equity plans existing as of the date of the Merger Agreement or (B) the acquisition by Pioneer of awards granted pursuant to any Pioneer equity plans prior to the date of the Merger Agreement or otherwise in accordance with the Merger in connection with the forfeiture of such awards;

•

(i) issue, deliver, sell, dispose, encumber, grant, confer, award or authorize the issuance, delivery, sale, disposal, encumbrance, grant, conferral or award of, any Pioneer securities or Pioneer subsidiary securities, other than the issuance (A) of any shares of Pioneer common stock upon settlement of Pioneer RSUs, Pioneer DSUs or Pioneer Performance Units that are outstanding on the date of the Merger Agreement in accordance with the terms of those equity-based awards on the date of the Merger Agreement, (B) of any Pioneer subsidiary securities to Pioneer or any other wholly owned subsidiary of Pioneer, (C) of shares of Pioneer common stock under the ESPP in accordance with the Merger Agreement and (D) in accordance with the terms of the 0.250% convertible senior notes of Pioneer issued pursuant to that certain Indenture, dated as of May 14, 2020, by and between Pioneer and Wells Fargo Bank, N.A., as trustee, that are outstanding on the date of the Merger Agreement or (ii) amend or otherwise change any term of any Pioneer security or any Pioneer subsidiary security (in each case, whether by merger, consolidation or otherwise);

•

incur any capital expenditures or any obligations or liabilities in respect thereof, except (i) as permitted by the Merger Agreement, (ii) for any capital expenditures not contemplated by clause (i) in an amount not to exceed $500,000,000 in the aggregate and (iii) for capital expenditures to repair damage resulting from insured casualty events or required on an emergency basis for the safety of individuals, assets or the environment (provided that Pioneer will notify ExxonMobil of any such emergency expenditure as soon as reasonably practicable), except that amounts paid as consideration for acquisitions permitted under the following bullet will not constitute capital expenditures for purposes of this bullet;

•

acquire (by merger, consolidation, acquisition or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) pursuant to an agreement of Pioneer or any of its subsidiaries in effect on the date of the Merger Agreement that was made available to ExxonMobil, (ii) acquisitions for which the consideration is less than $150,000,000 individually or $500,000,000 in the aggregate, (iii) acquisitions of licenses or hydrocarbons in the ordinary course of business, or (iv) the exchanges or swaps of oil and gas properties or other related assets in the ordinary course of business that are deemed to be less than $150,000,000 individually;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than such transactions among wholly owned subsidiaries of Pioneer;

•

sell, lease, license or otherwise transfer, or dispose of, mortgage, sell and lease back or otherwise, or create or incur any lien on, any of Pioneer’s or its subsidiaries’ assets, securities, properties, interests or businesses or other interests therein whether tangible or intangible (including securitizations) (other than intellectual property), other than (i) sales of inventory and equipment, or sales of hydrocarbons, in each case in the ordinary course of business, or sales of or disposals of obsolete or worthless assets at the end of their scheduled retirement, (ii) pursuant to contracts in effect on the date of the Merger Agreement that were made available to ExxonMobil, (iii) certain liens permitted by the terms of the Merger Agreement, (iv) transfers among Pioneer and its wholly owned subsidiaries, or among the wholly owned subsidiaries of Pioneer, (v) exchanges or swaps of oil and gas properties or other related assets in the ordinary course of business that are deemed to be less than $150,000,000 individually, and (vi) sales, leases, licenses, transfers or dispositions for which the consideration is less than $100,000,000 individually and $250,000,000 in the aggregate;

•

sell, assign, license, sublicense, transfer, convey, abandon, or incur any lien (other than certain liens permitted by the terms of the Merger Agreement) on or otherwise dispose of or fail to maintain, enforce or protect any material intellectual property owned, used or held for use by Pioneer or any of its subsidiaries (except for non-exclusive licenses or sublicenses of intellectual property granted by Pioneer or any of its subsidiaries in the ordinary course of business);

•

make any loans, advances or capital contributions to, or investments in, any other person, other than (i) in the ordinary course of business or (ii) for acquisitions permitted by the sixth bullet above;

•

create, incur, assume, refinance or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof, other than (i) additional borrowings under that certain Credit Agreement, dated as of October 24, 2018, by and among Pioneer, as borrower, Wells Fargo Bank, National Association, as administrative agent, and the other parties and lenders party thereto from time to time, as amended, supplemented, or otherwise modified from time to time, including by the First Amendment thereto, dated as of January 12, 2021, and the Second Amendment thereto, dated as of May 26, 2023, as in effect as of the date of the Merger Agreement, and (ii) indebtedness for borrowed money among Pioneer and its subsidiaries or among subsidiaries of Pioneer, or guarantees thereof;

•

except in compliance with the other provisions of the Merger Agreement or otherwise for entry into any material contract in the ordinary course of business (i) with a term not to exceed two years or (ii) that is terminable for convenience by Pioneer or the applicable subsidiary of Pioneer upon less than 90 days’ notice without any penalty or liability to Pioneer or its subsidiaries, enter into, amend or modify in any material respect or terminate or fail to renew any material contract or any contract that would constitute a material contract if it were in effect on the date of the Merger Agreement or otherwise waive, release or assign any material rights, claims or benefits of Pioneer or any of its subsidiaries;

•

except as required by the terms of any Pioneer employee plan as in effect on the date of the Merger Agreement or by applicable law, (i) with respect to any current or former Service Provider (as defined in Merger Agreement) of Pioneer, (A) grant or increase any compensation, bonus, severance, retention, change in control, termination pay, welfare or benefits, except for (x) increases in base compensation or wages (and corresponding increases in target annual bonuses) on terms consistent with those provided under the Merger Agreement and (y) (i) payment of annual bonuses to the extent earned pursuant to the applicable Pioneer benefit plan and (ii) grants of annual bonuses in respect of any fiscal year that commences after the date of the Merger Agreement and prior to the effective time of the

Merger with target amounts that are consistent with the preceding clause (x) and other terms of the Merger Agreement and with performance goals that are consistent with the budget for the applicable fiscal year, in the case of each of clauses (x) and (y), in the ordinary course of business consistent with past practice, (B) grant any equity awards or discretionarily accelerate the vesting or payment of any equity awards held by any current or former Pioneer service provider, (C) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Pioneer employee plan, or (D) (i) enter into or amend any employment, severance, retention, change in control, deferred compensation or similar agreement or arrangement other than contracts entered into or amended in the ordinary course of business consistent with past practice that are immaterial to Pioneer in both cost and significance, (ii) establish, terminate, adopt, enter into or amend any Pioneer employee plan, (iii) establish, adopt or enter into any collective bargaining agreement or recognize new unions or similar employee representative, (iv) hire any employees with base compensation of $300,000 or more (unless to replace a non-officer employee whose employment has ended), (v) terminate the employment of any Pioneer employee with base compensation of $300,000 or more other than for cause or (vi) take any action that would result in any Pioneer service provider being able to claim “good reason” (or term of similar meaning) prior to or as a result of the completion of the Merger pursuant to the provisions of the Pioneer employee plans;

•	change in any respect Pioneer’s methods of accounting, except as required by changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by its independent public accountants;

•

settle, release, waive, discharge or compromise, or offer or propose to settle, release, waive, discharge or compromise, (i) any action or threatened action (excluding, for these purposes, any action or threatened action relating to taxes) of Pioneer or any of its subsidiaries in excess of $10,000,000 individually or $25,000,000 in the aggregate, or that imposes any material restrictions or limitations upon the assets, operations or business of Pioneer or any of its subsidiaries or equitable or injunctive remedies or the admission of any criminal wrongdoing or (ii) any action or threatened action (excluding any action or threatened action relating to taxes) that relates to the transactions contemplated by the Merger Agreement;

•

(i) make, change or revoke any material election with respect to taxes, other than in the ordinary course of business, (ii) file any amended material tax return, (iii) settle or compromise any material tax claim, audit or assessment, (iv) prepare and file any material tax return in a manner materially inconsistent with past practice, (v) adopt or change any material tax accounting method, (vi) change any tax accounting period, (vii) enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund, offset or reduction in tax, or (viii) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than any such extensions or waivers automatically granted);

•

fail to use reasonable best efforts to maintain in full force and effect existing material insurance policies (or substantially similar replacements thereto); provided that in the event of a termination, cancellation or lapse of any material insurance policy, Pioneer shall use commercially reasonable efforts to promptly obtain replacement policies providing substantially comparable insurance coverage with respect to the material assets, operations and activities of Pioneer and its subsidiaries as currently in effect as of the date of the Merger Agreement;

•

make or assume any derivatives, including any derivatives intended to benefit from or reduce or eliminate the risk of fluctuations in the price of hydrocarbons or other commodities, other than in the ordinary course of Pioneer’s marketing business in accordance with Pioneer’s current policies; or

•	agree, resolve, or commit to do any of the foregoing.

Except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the Merger Agreement or (iii) as consented to by Pioneer in writing (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, from the date of the Merger

Agreement until the effective time of the Merger, ExxonMobil and each of its subsidiaries are not permitted to, among other things:

•	adopt or propose any change in the certificate of incorporation of ExxonMobil in any manner that would be materially adverse to Pioneer or Pioneer’s stockholders;

•	adopt a plan or agreement of complete or partial liquidation or dissolution of ExxonMobil;

•

declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to ExxonMobil’s capital stock (excluding, for the avoidance of doubt, stock buybacks) other than regular quarterly cash dividends payable by ExxonMobil including increases that are materially consistent with past practice; or

•	agree or commit to do any of the foregoing.

OBLIGATIONS TO CALL STOCKHOLDERS’ MEETING

Pioneer will establish a record date (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith) for, and as soon as reasonably practicable following the date this registration statement is declared effective by the SEC, duly call, give notice of, convene and hold (no later than the 50th day following the first mailing of the proxy statement/prospectus), a meeting of its stockholders entitled to vote on the Merger, at which Pioneer will seek the vote of Pioneer stockholders required to adopt the Merger Agreement. Subject to the rights of the Pioneer board to make an Adverse Recommendation Change, as discussed under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus, Pioneer has agreed to effect the unanimous recommendation of the Pioneer board in (i) determining that the Merger Agreement and transactions contemplated thereby, including the Merger, are fair to and in the best interest of Pioneer and its stockholders and (ii) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolving to recommend adoption of the Merger Agreement by its stockholders.

Once the stockholder meeting has been scheduled by Pioneer, Pioneer will not adjourn, postpone, reschedule or recess the stockholder meeting without the prior written consent of ExxonMobil (such consent not to be unreasonably withheld, conditioned or delayed). However, Pioneer may, notwithstanding the foregoing, without the prior written consent of ExxonMobil, postpone or adjourn the stockholder meeting (i) if, after consultation with ExxonMobil, Pioneer believes in good faith that such adjournment or postponement is reasonably necessary to solicit additional proxies for the purpose of obtaining the requisite vote of Pioneer stockholders to adopt the Merger Agreement, (ii) if there are not holders of a sufficient number of Pioneer shares present or represented by proxy at the stockholder meeting to constitute a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Pioneer has determined in good faith, after consultation with outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of Pioneer prior to the stockholder meeting; provided, however, that the stockholder meeting shall not be postponed or adjourned as a result of clause (i) or clause (ii) above for a period of more than ten business days in the aggregate without the prior written consent of ExxonMobil.

Unless the Merger Agreement is terminated, Pioneer’s obligation to call the stockholder meeting shall not be affected by the commencement, public proposal, public disclosure or communication to Pioneer or any other person of any other Acquisition Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus) from a third party. Further, unless the Merger Agreement is terminated, Pioneer’s obligation to hold the stockholder meeting will not be affected by the making of any Adverse Recommendation Change by the Pioneer board; provided, however, that in such event Pioneer will have no obligation to solicit proxies to obtain the requisite shareholder vote to adopt the Merger Agreement. Pioneer will provide updates to ExxonMobil with respect to the proxy solicitation for the shareholder meeting (including interim results) as reasonably requested by ExxonMobil.

OBLIGATIONS TO RECOMMEND THE ADOPTION OF THE MERGER AGREEMENT

As discussed under “Proposal I: Adoption of the Merger Agreement” and “The Merger—Recommendation of the Pioneer Board of Directors and Reasons for the Merger” beginning on pages 118 and 59, respectively, of this proxy statement/prospectus, the Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the adoption of the Merger Agreement.

The Pioneer board, however, may (i) qualify, withdraw or modify in a manner adverse to ExxonMobil or Merger Sub, or propose publicly to qualify, withdraw or modify in a manner adverse to ExxonMobil or Merger Sub its recommendation that Pioneer stockholders adopt the Merger Agreement, (ii) recommend, adopt or approve an Adverse Recommendation Change (as defined under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus) for Pioneer or (iii) terminate the Merger Agreement in order to cause Pioneer to enter into an alternative acquisition agreement with respect to the Adverse Recommendation Change, in each case, under specified circumstances as discussed under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus.

NO SOLICITATION

Subject to the exceptions described below, from the date of the Merger Agreement until the effective time of the Merger, Pioneer has agreed not to, and to cause its subsidiaries and its and their directors and officers not to, and to use reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly, among other things: (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission by a third party of any Acquisition Proposal (as defined below), (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any information relating to Pioneer or any of its subsidiaries or afford access to the business, properties, assets, books, records, work papers and other documents related to Pioneer or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, facilitate or encourage any effort by any third party, in each case, in connection with or in response to an Acquisition Proposal, or any inquiry that would reasonably be expected to lead to an Acquisition Proposal, or (iii) enter into any oral or written or binding or non-binding agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument contemplating an Acquisition Proposal; provided that notwithstanding anything to the contrary in the Merger Agreement, Pioneer or any of its representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal and (B) in response to an inquiry or proposal from a third party, inform a third party or its representative of the restrictions imposed by the Merger Agreement. Pioneer has agreed not to release or permit the release of any person from, or to waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of Pioneer or any of its subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms at the request of ExxonMobil; provided, however, that Pioneer may waive or fail to enforce any provision of such standstill or similar agreement of any person if the Pioneer board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Pioneer’s stockholders under applicable law. The Merger Agreement provides that any breach of the foregoing obligations by Pioneer’s subsidiaries or Pioneer’s or its subsidiaries’ non-employee representatives acting at the direction of, or on behalf of, a director or senior executive officer of Pioneer shall be deemed to be a breach of such obligations by Pioneer.

The Pioneer board, including any committee thereof, has agreed it will not (i) qualify, withdraw or modify in a manner adverse to ExxonMobil or Merger Sub, or propose publicly to qualify, withdraw or modify in a manner adverse to ExxonMobil or Merger Sub, the Pioneer Board Recommendation (as defined in the Merger Agreement), (ii) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Acquisition Proposal, or resolve to take any such action, (iii) publicly make any recommendation in connection with a tender offer or exchange offer by a third party other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Pioneer board of the type contemplated by Rule 14d-9(f) under the Exchange Act or complying with disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal, (iv) other than with respect to a tender or exchange offer described in clause (iii), following the date any Acquisition Proposal or any material modification thereto is first publicly announced, fail to issue a press release reaffirming the Pioneer Board Recommendation within ten business days after a request by ExxonMobil to do so or (v) fail to include the Pioneer Board Recommendation in the proxy statement/prospectus when disseminated to ExxonMobil’s stockholders (any of the foregoing in these clauses (i) through (v), an “Adverse Recommendation Change”).

However, notwithstanding the foregoing, at any time prior to the requisite shareholder vote to adopt the Merger Agreement:

•

Pioneer, directly or indirectly through its representatives may (A) engage in the activities prohibited by clauses (i) through (iii) as described under the first paragraph above in “The Merger Agreement—No Solicitation” with any third party and its representatives that has made after the date of the Merger Agreement a bona fide, written Acquisition Proposal that did not result from a breach of the applicable section of the Merger Agreement that the Pioneer board determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal (as defined below), and (B) furnish to such third party or its representatives non-public information relating to Pioneer or any of its subsidiaries and afford access to the business, properties, assets, books or records of Pioneer or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to ExxonMobil) with such third party with terms no less favorable to Pioneer than those contained in the Confidentiality Agreement dated as of September 28, 2023 between Pioneer and ExxonMobil (the “Confidentiality Agreement”) (including standstill obligations); provided that all such information (to the extent that such information has not been previously provided or made available to ExxonMobil or its representatives, other than immaterial information) is provided or made available to ExxonMobil, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party or its representatives; and

•

the Pioneer board may (A) following receipt of a bona fide, written Acquisition Proposal that did not result from a breach of the Merger Agreement that the Pioneer board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, make an Adverse Recommendation Change or terminate the Merger Agreement in order to enter into a definitive agreement for such Superior Proposal, or (B) in response to events, changes or developments in circumstances that are material to Pioneer and its subsidiaries, taken as a whole, that were not known to the Pioneer board or if known the consequences of which were not reasonably foreseeable, in each case as of or prior to the date of the Merger Agreement, and that become known to the Pioneer board prior to the receipt of the requisite shareholder vote to adopt the Merger Agreement (an “Intervening Event”), make an Adverse Recommendation Change; provided that in no event shall any of the following constitute or contribute to an Intervening Event: (1) any action taken by the parties pursuant to the affirmative covenants set forth in the applicable section of the Merger Agreement, or the consequences of any such action, (2) any event, circumstance, development, occurrence, fact, condition, effect or change relating to ExxonMobil or its subsidiaries, (3) the fact that Pioneer exceeds any internal or published projections, estimates or expectations of Pioneer’s revenue, earnings or other financial performance or results of operations for any period; provided that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, (4) changes in the price of shares of Pioneer common stock or ExxonMobil common stock; provided that any underlying event, circumstance, development, occurrence, fact condition, effect or change that is the cause thereof may be taken into account, or (5) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal.

Each of the exceptions above will apply only if the Pioneer board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties under Delaware law. In addition, nothing contained in the Merger Agreement will prevent the Pioneer board from complying with Rule 14e-2(a) or Rule 14d-9 under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with the Merger Agreement.

Pioneer will notify ExxonMobil promptly (but in no event later than 24 hours after a director or senior executive officer of Pioneer becomes aware of such Acquisition Proposal or request) after receipt by Pioneer (or any of its representatives) of any Acquisition Proposal or any request for information relating to Pioneer or any of its subsidiaries with respect to any Acquisition Proposal or for access to the business, properties, assets, books, records, work papers or other documents relating to Pioneer or any of its subsidiaries by any third party that has indicated it may be considering making, or has made, an Acquisition Proposal. Such notice shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. Pioneer shall keep ExxonMobil reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to ExxonMobil copies of all correspondence and written materials sent or provided to Pioneer or any of its subsidiaries that describe any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Pioneer’s compliance with the applicable section of the Merger Agreement.

Further, the Pioneer board shall not take any of the actions referred to in the second exception above, unless (i) Pioneer promptly notifies ExxonMobil, in writing at least four business days before taking that action, of its intention to do so, specifying in reasonable detail the reasons therefor (which notice shall not constitute an Adverse Recommendation Change), attaching (A) in the case of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the third party making the Acquisition Proposal, or (B) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (ii) Pioneer has negotiated, and has caused its representatives to negotiate in good faith with ExxonMobil during such notice period any revisions to the terms of the Merger Agreement that ExxonMobil proposes and (iii) following the end of such notice period, the Pioneer board shall have determined, in consultation with outside legal counsel and its financial advisor, and giving due consideration to such revisions proposed by ExxonMobil, that (A) in the case of a Superior Proposal, such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by ExxonMobil were to be given effect) and (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Adverse Recommendation Change, and, in either case, the Pioneer board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties under Delaware law.

Pioneer will, and will cause its subsidiaries and its and their directors and officers to, and shall use reasonable best efforts to cause its and their representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its representatives conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. Pioneer will promptly request that each third party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date of the Merger Agreement in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such person by or on behalf of Pioneer or any of its subsidiaries (and all analyses and other materials prepared by or on behalf of such person that contains, reflects or analyzes that information), in accordance with the terms of such confidentiality agreements. Pioneer shall use its reasonable best efforts to secure all certifications of such return or destruction as promptly as practicable.

“Superior Proposal” means any bona fide, written Acquisition Proposal not solicited in breach of the Merger Agreement (but substituting “50%” for all references to “20%” in the definition of such term) by any person or group (other than ExxonMobil or any of its subsidiaries), (i) on terms that the Pioneer board determines in good faith after consultation with outside counsel and its financial advisor, are more favorable to Pioneer’s stockholders than the Merger, taking into account the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (taking into account any revisions to the terms of the Merger Agreement proposed by ExxonMobil in response to such Acquisition Proposal as contemplated by the Merger Agreement) and (ii) that the Pioneer board determines is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer or proposal, including any amendments, adjustments, changes, revisions and supplements thereto, from any third party relating to, in a single transaction or a series of related transactions, (i) any acquisition or purchase, directly or indirectly, of assets constituting 20% or more of the consolidated assets of Pioneer and its subsidiaries or securities constituting 20% or more of any class of equity or voting securities of Pioneer or any of its subsidiaries with respect to which such subsidiaries’ assets, individually or in the aggregate, constitute, directly or indirectly, 20% or more of the consolidated assets of Pioneer, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of any class of equity or voting securities of Pioneer or (iii) a merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Pioneer or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Pioneer and its subsidiaries.

REASONABLE BEST EFFORTS COVENANT

Pioneer and ExxonMobil have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement prior to the extended end date (April 10, 2025), including using such reasonable best efforts in connection with (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

In furtherance and not in limitation of the foregoing, ExxonMobil and Pioneer have agreed to make or cause to be made an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and in any event within twenty business days after the date of the Merger Agreement. ExxonMobil and Pioneer have agreed to respond as promptly as practicable to any inquiries received from any governmental authority for additional information and documentary material that may be requested pursuant to the HSR Act and use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (taking into account the time reasonably needed to respond to and resolve concerns or requirements of applicable regulators). ExxonMobil, Merger Sub and Pioneer have agreed to (i) notify the other parties of any substantive communication to that party from any governmental authority, and, subject to applicable law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any governmental authority, (ii) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its representatives, on the one hand, and such governmental authority, on the other hand, with respect to the Merger Agreement and the transactions contemplated thereby, (iii) not participate in any substantive meeting or discussion with any governmental authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with the Merger Agreement or the transactions contemplated thereby unless it consults with the other parties in advance and, to the extent permitted by such governmental authority, gives the other parties the opportunity to attend and participate thereat and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any governmental authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with the Merger Agreement. ExxonMobil will be responsible for paying all filing fees under the HSR Act and any other antitrust laws with respect to the transactions contemplated by the Merger Agreement.

ExxonMobil and Pioneer have agreed to use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any governmental authority, and will defend and contest any litigation that may be pursued by any governmental authority seeking an order or decision, prohibiting the parties from consummating the transactions contemplated by the Merger Agreement in accordance with the terms thereof; provided that nothing in the Merger Agreement will require ExxonMobil or any of its subsidiaries to (and neither Pioneer nor any of its subsidiaries will, or will offer or agree to, do any of the following without ExxonMobil’s prior written consent): (i) sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of ExxonMobil, Pioneer or their respective subsidiaries existing prior to the effective time of the Merger, or (ii) accept any other remedy with respect to ExxonMobil’s, Pioneer’s or any of their respective subsidiaries’ assets, liabilities, activities, businesses or operations, in either case of the preceding clauses (i) and (ii), that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of ExxonMobil, Pioneer and their respective subsidiaries, taken as a whole; provided, however, that for this purpose, ExxonMobil, Pioneer and their respective subsidiaries, taken as a whole, will be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of Pioneer and its subsidiaries, taken as a whole, as of the date of the Merger Agreement (any of the actions described in the preceding clauses (i) and (ii), a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of ExxonMobil, Pioneer will, and will cause its subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as such action is conditioned upon the occurrence of the effective time of the Merger.

ExxonMobil will, in reasonable consultation with Pioneer and in consideration of Pioneer’s views in good faith, be entitled to direct the defense of the Merger Agreement and the transactions contemplated thereby before any governmental authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, governmental authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a governmental authority; provided, however, that it shall afford Pioneer a reasonable opportunity to participate therein.

During the period starting on the date of the Merger Agreement and ending upon the earlier of (i) termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Merger, and except for a confidentiality agreement permitted by the non-solicitation provisions of the Merger Agreement, as described under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus, neither ExxonMobil, Merger Sub, nor Pioneer will, and ExxonMobil, Merger Sub and Pioneer will not permit any of their respective subsidiaries to, enter into any acquisition, joint venture, exclusive arrangement or other similar arrangement, or any agreement to effect, or any letter of intent or similar document contemplating, any acquisition (including by merger, consolidation or acquisition), joint venture, exclusive arrangement or similar arrangement, that would reasonably be expected to prevent, materially hinder or materially delay the ability of the parties to (x) obtain the expiration or termination of the waiting period under the HSR Act or any other applicable antitrust laws, or (y) obtain any authorizations, consents, orders, and approvals of any governmental authorities, in each case, necessary for the consummation of the transactions contemplated by the Merger Agreement.

PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT COVENANT

ExxonMobil and Pioneer agreed to prepare and cause to be filed with the SEC the registration statement (in which this proxy statement/prospectus will be included) and this proxy statement/prospectus and shall use commercially reasonable efforts to cause such filing to be made no later than 45 days after the date of the Merger Agreement. Pioneer, ExxonMobil and Merger Sub agreed to cooperate with each other in the preparation of the registration statement and the proxy statement/prospectus and furnish all information concerning themselves and their affiliates that is required in connection with the preparation of the registration statement or proxy statement/prospectus. No filing of, or amendment or supplement to, the registration statement or proxy statement/prospectus or response to SEC comments will be made by ExxonMobil or Pioneer without providing the other party a reasonable opportunity to review and comment thereon and such party shall give reasonable consideration to any comments made by the other party and its representatives; provided, that with respect to documents filed by a party related to the transaction contemplated by the Merger Agreement which are incorporated by reference in the registration statement or this proxy statement/prospectus, the other party’s right to comment shall not apply with respect to information (if any) relating to the filing party’s business, financial condition or results of operations. Each of ExxonMobil and Pioneer shall use its commercially reasonable efforts to (i) cause the registration statement and the proxy statement/prospectus at the date that it (and any amendment or supplement thereto) is first published, sent, or given to the stockholders of Pioneer and at the time of the meeting of Pioneer stockholders adopting the Merger Agreement and approving the Merger, to (A) comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively, and the rules and regulations promulgated thereunder and (B) not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) have the registration statement declared effective under the Securities Act as promptly as practicable after its filing and keep the registration statement effective for so long as necessary to consummate the Merger.

Each party will notify the other party promptly of the receipt of any comments or other communications, whether written or oral, that such party or its representatives may receive from time to time from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the registration statement or this proxy statement/prospectus or for additional information and each party will supply the other with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to this proxy statement/prospectus or the transactions contemplated by the Merger Agreement. ExxonMobil, in consultation with Pioneer, will take the lead in any meetings or conferences with the SEC. If at any time prior to the meeting of Pioneer stockholders adopting the Merger Agreement and approving the Merger (or any adjournment or postponement thereof) any information relating to ExxonMobil or Pioneer, or any of their respective affiliates, directors or officers, is discovered by ExxonMobil or Pioneer that should be set forth in an amendment or supplement to the registration statement or this proxy statement/prospectus, so that the registration statement or this proxy statement/prospectus, respectively, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the stockholders of Pioneer.

Pioneer will use reasonable best efforts to cause the proxy statement/prospectus to be mailed to the stockholders of Pioneer as promptly as practicable after the registration statement is declared effective by the SEC.

INDEMNIFICATION AND INSURANCE

The Merger Agreement provides that, for a period of six years after completion of the Merger, the Surviving Corporation will indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of Pioneer and its subsidiaries, and any individuals serving in such capacity at or with respect to other persons at Pioneer’s or its subsidiaries’ request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) in respect of the Indemnified Persons’ having served in such capacity at or prior to the completion of the Merger, in each case, to the fullest extent permitted by the DGCL or provided under the organizational documents of Pioneer and its subsidiaries in effect on the date of the Merger Agreement; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, the Surviving Corporation shall advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation in each case to the extent Pioneer is required to do so and on the same terms as provided in the organizational documents of Pioneer and its subsidiaries in effect on the date of the Merger Agreement; provided that any Indemnified Person wishing to claim indemnification or advancement of expenses, upon learning of any such proceeding, will notify the Surviving Corporation (but the failure so to notify will not relieve a party from any obligations that it may have, except to the extent such failure materially prejudices such party’s position with respect to such claims).

ExxonMobil has agreed to cause the Surviving Corporation to continue to maintain in effect for six years after completion of the Merger provisions in the organizational documents of the Surviving Corporation and its subsidiaries (or in such documents of any successor to the business thereof) regarding elimination of liability of directors, indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

Prior to the completion of the Merger, Pioneer will or, if Pioneer is unable to, ExxonMobil will cause the Surviving Corporation as of the effective time of the Merger to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Pioneer’s existing directors’ and officers’ insurance policies and Pioneer’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six years from and after the completion of the Merger with respect to any claim related to any period of time at or prior to the completion of the Merger, (ii) be from an insurance carrier with the same or better credit rating as Pioneer’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Pioneer’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her having served in such capacity that existed or occurred at or prior to completion of the Merger; provided that Pioneer will give ExxonMobil a reasonable opportunity to participate in the selection of such tail policy and Pioneer shall give reasonable and good faith consideration to any comments made by ExxonMobil with respect thereto; provided, further, that the cost of any such tail policy shall not exceed 300% of the aggregate annual premium paid by Pioneer in respect of the D&O Insurance; and provided, further, that if the aggregate premiums of such tail policy exceed such amount, Pioneer will, or ExxonMobil will cause the Surviving Corporation to, as applicable, obtain a policy with the greatest coverage available, with respect to matters occurring prior to the completion of the Merger, for a cost not exceeding such amount.

EMPLOYEE MATTERS

The Merger Agreement provides that each employee of Pioneer and its subsidiaries immediately prior to the effective time of the Merger who continues to be employed by ExxonMobil or any of its affiliates (including Pioneer and its subsidiaries) during the period from the completion of the Merger through the first anniversary thereof or shorter period of employment (such employees collectively, the “Continuing Employees”) will be provided with (i) a base salary or base wages that are no less than those provided by Pioneer and its subsidiaries to such Continuing Employee prior to the effective time of the Merger and (ii) a base salary or base wages, target annual cash incentive compensation opportunities, target long-term incentive compensation opportunities and other employee benefits (excluding any change in control, transaction, stay, retention or similar bonuses or payments) that are substantially comparable in the aggregate to those provided by Pioneer and its subsidiaries to such Continuing Employee immediately prior to the effective time of the Merger.

Upon the completion of the Merger, ExxonMobil will, or will cause its affiliates to, use reasonable best efforts to recognize the service of each Continuing Employee with Pioneer and its subsidiaries (other than for benefit accrual purposes under any defined benefit pension plan, deferred compensation plan (including any savings or supplemental savings deferred compensation plan) or post-retirement medical and welfare plan) under any benefit plan, program or arrangement of ExxonMobil, the Surviving Corporation, or any of their respective affiliates providing benefits to such Continuing Employee after the completion of the Merger, to the same extent such service credit was granted to such Continuing Employee under any analogous benefit plan or arrangement of Pioneer or any of its subsidiaries, unless it would result in duplication of benefits for the same period of service.

Prior to the closing date of the Merger (and so long as not otherwise directed in writing by ExxonMobil at least ten business days prior to the closing date of the Merger), Pioneer will terminate or cause the termination of its 401(k) plan maintained for current and former employees of Pioneer and its subsidiaries. In connection with Pioneer’s termination of its 401(k) plan, ExxonMobil will permit Continuing Employees to make rollover contributions in an ExxonMobil tax-qualified defined contribution plan. Immediately following the closing date of the Merger, Continuing Employees will be eligible to commence participation in ExxonMobil’s tax-qualified defined contribution plan if Pioneer’s 401(k) plan is terminated as described above.

In the plan year in which the effective time of the Merger occurs, ExxonMobil will, or will cause the Surviving Corporation or another affiliate to, with respect to any welfare benefit plans of ExxonMobil or its affiliates in which any Continuing Employee is eligible to participate on or after the effective time of the Merger, (i) cause any preexisting conditions or limitations and eligibility waiting periods to be waived with respect to Continuing Employees and their eligible dependents to the same extent satisfied or waived under the corresponding Pioneer welfare benefit plan as of the effective time of the Merger, and (ii) give each Continuing Employee credit for the plan year in which the effective time of the Merger occurs towards applicable copayments, deductibles and annual out-of-pocket limits for expenses incurred prior to the effective time of the Merger under the corresponding Pioneer welfare benefit plan to the same extent as such Continuing Employee was entitled, prior to the effective time of the Merger, to recognition of such copayments, deductibles and annual out-of-pocket limits under the corresponding Pioneer welfare benefit plan.

TAX MATTERS

The Merger Agreement provides that each of ExxonMobil and Pioneer will use its best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code and (ii) not to, and not to permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken any action, or fail to take or cause to be taken any action, which action, failure or cessation, as applicable, could reasonably be expected to cause the Merger to fail to or cease to qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code; provided, however, that taking, permitting or causing to be taken any action, or any failure to act, in each case, that is required or specifically contemplated by any other provision of the Merger Agreement will not constitute a breach of the Merger Agreement. Although each of Pioneer and ExxonMobil has received a tax opinion from Gibson Dunn and Davis Polk, respectively, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a), the receipt of a tax opinion from counsel is not a condition to either party’s obligation to complete the Merger. The Merger Agreement also provides that if, immediately before the effective time of the Merger, Gibson Dunn has not delivered to Pioneer, or Davis Polk has not delivered to ExxonMobil, an opinion, dated as of the closing date of the Merger, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code, then (i) ExxonMobil will cause an election to be filed with the IRS to treat Merger Sub as a corporation for U.S. federal income tax purposes, effective not later than as of the beginning of the closing date of the Merger, and (ii) each of the parties will use its best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(B) and/or 368(a)(2)(E) of the Code.

OTHER AGREEMENTS

The Merger Agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the Merger Agreement:

•

ExxonMobil and Pioneer to cooperate with the other and use reasonable best efforts in taking, or causing to be taken, all actions reasonably necessary, proper or advisable to delist Pioneer’s common stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination will not be effective until the completion of the Merger;

•

each of ExxonMobil and Pioneer to promptly notify, and keep the other informed, of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (iii) any actions commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting Pioneer or any of its subsidiaries or ExxonMobil and any of its subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed or that relate to the consummation of the transactions contemplated by the Merger Agreement, (iv) knowledge of any inaccuracy of any representation or warranty made by that party contained in the Merger Agreement, or any other fact, event or circumstance, that would reasonably be expected to cause any condition to the Merger to not be satisfied and (v) knowledge of any failure of that party to comply with or satisfy any covenant, condition or agreement that would reasonably be expected to cause any condition to the Merger to not be satisfied;

•

subject to certain exceptions, ExxonMobil and Pioneer to consult with each other before issuing any press release, making any public statement, scheduling a press conference or taking certain other actions, in each case with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement;

•

prior to the completion of the Merger, ExxonMobil and Pioneer to take all such steps as may be required to cause any dispositions of (or other transactions in) Pioneer common stock (including derivative securities with respect to such Pioneer common stock) resulting from the transactions contemplated by the Merger Agreement or acquisitions of ExxonMobil common stock (including derivative securities with respect to ExxonMobil common stock) resulting from the transactions contemplated by the Merger Agreement, in each case, by each officer or director who is subject to the reporting requirements under Section 16(a) of the Exchange Act with respect to Pioneer to be exempt under Rule 16b-3 under the Exchange Act; and

•

if any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation becomes applicable to the transactions contemplated by the Merger Agreement, each of Pioneer, ExxonMobil and Merger Sub and the respective members of their boards of directors or board of managers (as applicable) shall, to the extent permitted by applicable law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated therein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated thereby.

TERMINATION OF THE MERGER AGREEMENT

The Merger Agreement may be terminated at any time before the completion of the Merger in any of the following ways:

•	by mutual written agreement of ExxonMobil and Pioneer;

•	by either Pioneer or ExxonMobil, if:

•

the Merger has not been completed on or before the initial end date (October 10, 2024) or, if as of the initial end date (A) ExxonMobil is and has been in compliance with its reasonable best efforts obligations under the Merger Agreement (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 97 of this proxy statement/prospectus) and (B) certain conditions set forth under the Merger Agreement (in each case, to the extent relating to any antitrust laws, including the expiration or termination of the waiting period under the HSR Act (including any extension thereof)) will not have been satisfied or waived, but all of the other conditions set forth under the Merger Agreement have been satisfied or waived (or are then capable of being satisfied if the completion of the Merger were to take place on such date in the case of those conditions to be satisfied at the completion of the Merger) and either ExxonMobil or Pioneer elects to extend the initial end date to an extended end date (April 10, 2025), the Merger has not been completed on or before the extended end date; however, the right to terminate the Merger Agreement at the initial end date or the extended end date, as applicable, will not be available to any party to the Merger Agreement whose breach of any provision of the Merger Agreement results in the failure of the Merger to be completed by such time;

•

any governmental authority of competent jurisdiction issues an injunction, order or decree or enacts an applicable law that (A) prohibits or makes illegal consummation of the Merger or (B) permanently enjoins ExxonMobil or Merger Sub from consummating the Merger, and such injunction, order, decree or applicable law referenced has become final and nonappealable; or

•	Pioneer stockholders fail to adopt the Merger Agreement upon a vote taken on a proposal to adopt the Merger Agreement at a Pioneer stockholders’ meeting called for that purpose; or

•	by ExxonMobil if:

•

before the requisite Pioneer stockholder vote on a proposal to adopt the Merger Agreement has been obtained, an Adverse Recommendation Change has occurred or there shall have been a material breach of the non-solicitation provisions of the Merger Agreement, as described under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus; or

•

before the Merger has been completed, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pioneer set forth in the Merger Agreement has occurred that would cause the conditions to closing not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, is not cured by Pioneer within 30 days after receipt by Pioneer of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, ExxonMobil or Merger Sub is not in material breach of its or their obligations under the Merger Agreement so as to cause any of the closing conditions not to be capable of being satisfied; or

•	by Pioneer:

•

before the requisite Pioneer stockholder vote on a proposal to adopt the Merger Agreement has been obtained, in order to enter into an alternative acquisition agreement with respect to a Superior Proposal, as described under “The Merger Agreement—No Solicitation” beginning on page 94 of this proxy statement/prospectus, provided that, concurrently with such termination, Pioneer pays, or causes to be paid, to ExxonMobil, in immediately available funds, the Termination Fee, as defined below; or

•

prior to the completion of the Merger, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ExxonMobil set forth in the Merger Agreement shall have occurred that would cause the closing conditions not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, is not cured by ExxonMobil or Merger Sub within 30 days after receipt by ExxonMobil of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, Pioneer is not in material breach of its obligations under the Merger Agreement so as to cause any of the closing conditions not to be capable of being satisfied.

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability of any party to the Merger Agreement (or any stockholder, director, officer, employee, agent, consultant or representative of any party to the Merger Agreement) to the other parties, except that certain specified provisions will survive termination. However, neither ExxonMobil nor Pioneer will be relieved or released from any liabilities or damages arising out of any (i) fraud by such party or (ii) intentional breach by such party of its covenants or agreements set forth in the Merger Agreement.

If the Merger Agreement is terminated by ExxonMobil due to an Adverse Recommendation Change or by Pioneer in order to enter into an alternative acquisition agreement with respect to a Superior Proposal, Pioneer agrees to pay to ExxonMobil $1,815,000,000 in immediately available funds (the “Termination Fee”), in the case of termination by ExxonMobil, within three business days after such termination and, in the case of termination by Pioneer, contemporaneously with and as a condition to such termination.

If (A) the Merger Agreement is terminated by ExxonMobil or Pioneer because the requisite Pioneer shareholder vote to adopt the Merger Agreement has not been obtained or because prior to completion of the Merger there has been a breach of a representation or warranty or failure to perform any covenant on the part of Pioneer that has caused the closing conditions not to be satisfied, (B) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal has been publicly announced or otherwise been communicated to the Pioneer stockholders and (C) within 12 months following the date of such termination, Pioneer or any of its subsidiaries shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated, then Pioneer will pay to ExxonMobil in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

EXCLUSIVE REMEDY

Except in the case of fraud or willful breach by Pioneer of its covenants or agreements in the Merger Agreement, in circumstances where a termination fee is payable or is paid by Pioneer, as discussed under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 103 of this proxy statement/prospectus, such payment will be ExxonMobil’s sole and exclusive remedy for damages against Pioneer and its subsidiaries, former, current or future partners, stockholders, managers, members, affiliates and representatives, and none of Pioneer and its subsidiaries, former, current or future partners, stockholders, managers, members, affiliates or representatives will have any further liability or obligation to ExxonMobil relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, the payment of the Termination Fee by Pioneer will not relieve Pioneer from any liability or obligation under the Confidentiality Agreement.

To the extent that a Termination Fee is not promptly paid by Pioneer when due, Pioneer is also required to pay to ExxonMobil interest on such fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable law.

OTHER EXPENSES

Except as described above, the Merger Agreement provides that each of ExxonMobil and Pioneer will pay its own costs and expenses in connection with the transactions contemplated by the Merger Agreement.

SPECIFIC PERFORMANCE; REMEDIES

The parties to the Merger Agreement are entitled to an injunction (even if monetary damages are available) to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement. This entitlement is in addition to any other remedy to which the parties are entitled at law or in equity.

THIRD PARTY BENEFICIARIES

The Merger Agreement is not intended to and does not confer upon any person other than the parties to the Merger Agreement any rights or remedies, except:

•

the right of Pioneer stockholders and equity award holders to receive the applicable Merger Consideration in respect of their shares of Pioneer common stock and Pioneer equity awards, as applicable; and

•	the right of the Indemnified Persons to enforce the obligations described under “The Merger Agreement—Indemnification and Insurance” beginning on page 99 of this proxy statement/prospectus.

AMENDMENTS; WAIVERS

Any provision of the Merger Agreement may be amended or waived before completion of the Merger if the amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. After adoption of the Merger Agreement by Pioneer stockholders, the parties may not amend or waive any provision of the Merger Agreement if such amendment or waiver would require further approval of Pioneer stockholders under applicable law unless such approval has first been obtained.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following general discussion sets forth the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Pioneer common stock that exchange their shares of Pioneer common stock for ExxonMobil common stock in the Merger. This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. In addition, it does not address any alternative minimum tax consequences of the Merger or the potential application of the Medicare contribution tax on net investment income. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only consequences to those U.S. holders that hold their shares of Pioneer common stock as a “capital asset” within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or that may be applicable to U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Pioneer common stock or Pioneer equity awards that received Pioneer common stock or Pioneer equity awards through a tax-qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Pioneer common stock that holds Pioneer common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person who actually or constructively owns more than 5% of Pioneer common stock;

•	a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); or

•	a United States expatriate.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Pioneer common stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (x) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership, for U.S. federal income tax purposes, that holds Pioneer common stock generally will depend on the status of the partner and the activities of the partnership. Partners in such a partnership holding Pioneer common stock should consult their own tax advisors.

Determining the tax consequences of the Merger may be complex. U.S. holders should consult with their own tax advisors as to the tax consequences of the Merger in light of their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. state or local, non-U.S. or other tax laws and of changes in those laws.

Tax Consequences of the Merger in General

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and ExxonMobil and Pioneer intend to report the Merger consistent with such qualification. Each of ExxonMobil and Pioneer has agreed in the Merger Agreement to use its best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not to permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken, or fail to take or cause to be taken, any action, which action, failure or cessation, could reasonably be expected to cause the Merger to fail to or cease to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Exxon has received from Davis Polk, and Pioneer has received from Gibson Dunn, an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Pioneer and Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or otherwise is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. The receipt of a tax opinion from counsel is not a condition to either party’s obligation to complete the Merger. ExxonMobil and Pioneer have not sought, and do not intend to seek, any ruling from the IRS regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences if the Merger Qualifies as a “Reorganization” Within the Meaning of Section 368(a) of the Code

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger is so treated, the material U.S. federal income tax consequences of the Merger to U.S. holders of Pioneer common stock will be as follows:

•	A U.S. holder generally will not recognize gain or loss, except with respect to cash proceeds from the sale of fractional shares of ExxonMobil common stock (as discussed below).

•

The aggregate tax basis in the shares of ExxonMobil common stock that a U.S. holder receives in the Merger (including any fractional share interests deemed received and sold, as described below) will equal the U.S. holder’s aggregate adjusted tax basis in the Pioneer common stock exchanged in the Merger.

•

A U.S. holder’s holding period for the shares of ExxonMobil common stock received in the Merger (including a fractional share interest deemed received and sold, as described below) will include the holding period for the shares of the Pioneer common stock exchanged in the Merger.

If a U.S. holder of Pioneer common stock acquired different blocks of Pioneer common stock at different times or at different prices, such U.S. holder’s basis and holding period in its shares of ExxonMobil common stock may be determined separately with reference to each block of Pioneer common stock. Any such U.S. holder should consult its tax advisor regarding the holding periods of the particular shares of ExxonMobil common stock received in the Merger.

A U.S. holder who receives cash proceeds from the sale of a fractional share of ExxonMobil common stock generally will be treated as having received the fractional share of ExxonMobil common stock pursuant to the Merger and then as having sold such fractional share of ExxonMobil common stock for cash. As a result, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received and (ii) the portion of the U.S. holder’s aggregate adjusted tax basis of its Pioneer common stock exchanged in the Merger that is allocable to the fractional share of ExxonMobil common stock that is sold. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date of the Merger, the U.S. holder’s holding period for the fractional shares of ExxonMobil common stock deemed to be received is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

A U.S. holder may be required to retain records related to such holder’s Pioneer common stock and file with its U.S. federal income tax return for the taxable year that includes the Merger a statement setting forth certain facts relating to the Merger.

Tax Consequences if the Merger Does Not Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then the receipt of ExxonMobil common stock (and cash proceeds from the sale of fractional shares of ExxonMobil common stock) in exchange for Pioneer common stock in the Merger will be a taxable transaction. In such a case, a U.S. holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the ExxonMobil common stock received in the Merger plus the amount of any cash proceeds from the sale of fractional shares of ExxonMobil common stock and (ii) such holder’s adjusted tax basis in its shares of Pioneer common stock exchanged in the Merger. Gain or loss must be calculated separately for each block of shares of Pioneer common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the closing date of the Merger, the holding period in a particular block of shares of Pioneer common stock exchanged in the Merger is greater than one year as of the date of the Merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Backup Withholding

U.S. holders of Pioneer common stock generally will be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash proceeds from the sale of fractional shares of ExxonMobil common stock. A U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder:

•

furnishes a correct taxpayer identification number, certifies it is not subject to backup withholding on IRS Form W-9 or successor form (or appropriate substitute) included in the letter of transmittal sent to the U.S. holders after the closing of the Merger, and otherwise complies with all of the applicable requirements of the backup withholding rules; or

•	provides proof that the U.S. holder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided that such U.S. holder timely furnishes the required information to the IRS.

This discussion of material U.S. federal income tax consequences is not tax advice. Holders of Pioneer common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

INTERESTS OF PIONEER’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Pioneer board that Pioneer stockholders vote “FOR” the Merger Agreement Proposal and the Advisory Compensation Proposal, Pioneer stockholders should be aware that the directors and executive officers of Pioneer have interests in the Merger that may be different from, or in addition to, those of Pioneer stockholders generally.

These interests are described below, and certain of them are quantified below. The Pioneer board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, in approving the Merger Agreement, and in recommending the approval of the Merger Agreement Proposal and Advisory Compensation Proposal.

Positions with ExxonMobil Following the Merger

Pursuant to the Merger Agreement, Pioneer and ExxonMobil have agreed that Scott D. Sheffield and one other current director of Pioneer who is selected by Pioneer and reasonably acceptable to ExxonMobil will be appointed to the ExxonMobil board immediately following the effective time of the Merger. In addition, as of the effective time of the Merger, ExxonMobil will appoint Richard P. Dealy as Pioneer’s lead representative on the integration and transition team established and maintained by ExxonMobil.

Indemnification and Insurance

ExxonMobil has agreed that the Surviving Corporation will, for a period of six years after the completion of the Merger, indemnify and hold harmless the indemnified persons from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) in respect of the indemnified persons’ having served in such capacity at or prior to the completion of the Merger, in each case, to the fullest extent permitted by the DGCL or provided under the organizational documents of Pioneer and its subsidiaries in effect on the date of the Merger Agreement; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. For more information, see “The Merger Agreement — Indemnification and Insurance” beginning on page  99 of this proxy statement/prospectus.

Annual Compensation of Pioneer Directors

Pioneer non-employee directors will receive the unpaid portion of their full annual cash retainers under the Company’s non-employee director compensation program for the service year in which the closing of the Merger occurs, regardless of the time during such service year that such closing actually occurs.

2023 Annual Cash Bonuses of Executive Officers

On December 15, 2023, the Compensation and Leadership Development Committee of the Pioneer board approved the payout of annual bonuses for the year ended December 31, 2023, which will be paid in December 2023. The table below sets forth the 2023 annual bonuses for the Pioneer named executive officers. The aggregate payout of the 2023 annual bonuses approved for the other Pioneer executive officers was approximately $5,700,000, which will also be paid in December 2023.

Executive Officer Name	Amount of 2023 Cash Bonus Award
Scott D. Sheffield	$3,600,000
Richard P. Dealy	$1,536,000
Mark Berg	$1,190,000
J.D. Hall	$1,190,000
Neal H. Shah	$1,906,875

Treatment of Pioneer Equity Awards in the Merger

On December 15, 2023, the Compensation and Leadership Development Committee of the Pioneer board approved the accelerated vesting and payout of the Pioneer Performance Units granted in 2021 at maximum performance level for all executive officers (including the payout of associated accrued dividend equivalents) and the accelerated vesting of the following Pioneer RSUs and shares of Pioneer Restricted Stock for certain executive officers, in each case, which would have otherwise vested prior to or in connection with the Merger.

Executive Officer Name	Number of Pioneer Performance Units That Vested	Accrued Dividend Equivalents Paid on Performance Units	Number of Pioneer RSUs That Vested	Number of Shares of Pioneer Restricted Stock That Vested
Scott D. Sheffield	181,708	$8,400,361	—	—
Richard P. Dealy	41,788	$1,931,859	7,079	3,715
Mark Berg	27,960	$1,292,591	—	—
J.D. Hall	27,960	$1,292,591	3,835	2,486
Mark H. Kleinman	22,123	$1,022,746	—	—
Elizabeth A. McDonald	9,588	$443,253	4,756	—
Neal H. Shah	20,893	$965,883	9,650	—
Tyson L. Taylor	9,220	$426,241	4,330	—
Bonnie S. Black	8,235	$380,704	3,589	—
Christopher L. Washburn	—	—	2,267	—

The shares received by the Pioneer executive officers upon vesting of the Pioneer RSUs and Pioneer Restricted Stock are subject to a mandatory holding period through the earlier of the original vesting date or the effective time of the Merger, and in the event of a termination of employment with Pioneer that would have resulted in a forfeiture of such award under the terms of the applicable award agreement prior to the effective time of the Merger, the Pioneer executive officer will repay, and Pioneer may clawback, the shares received upon vesting of such Pioneer RSUs and Pioneer Restricted Stock (and a cash amount equal to the tax withholdings at settlement).

The Merger Agreement provides for the treatment set forth below with respect to outstanding awards held by Pioneer’s directors and executive officers at the effective time of the Merger.

Treatment of Pioneer RSUs for Pioneer Executive Officers. At or immediately prior to the effective time of the Merger, each Pioneer RSU (other than those granted on or after October 10, 2023 that remain unvested as of immediately prior to the effective time of the Merger) outstanding as of immediately prior to the effective time of the Merger, including those held by a Pioneer executive officer, will be canceled and converted into the right to receive the Merger Consideration in respect of the total number of shares of Pioneer common stock subject to such Pioneer RSU, subject to applicable tax withholding. Each Pioneer RSU granted on or after October 10, 2023 that is outstanding and remains unvested as of immediately prior to the effective time of the Merger, including those held by a Pioneer executive officer, will be converted into a number of ExxonMobil restricted stock units equal to the Merger Consideration, multiplied by the total number of shares of Pioneer common stock subject to such Pioneer RSU. Such ExxonMobil restricted stock units will continue vesting on their existing vesting schedule, with pro-rata monthly acceleration provisions in the event of such Pioneer executive officer’s termination of employment without cause, resignation for good reason (as defined in Pioneer’s severance plan), death, disability or normal retirement. The following table sets forth, for each of Pioneer’s executive officers, the aggregate number of Pioneer shares subject to unvested Pioneer RSUs held by such executive officer as of November 17, 2023 (of which, certain Pioneer RSUs were accelerated and settled on December 15, 2023, as described above).

Executive Officer Name	Number of Pioneer RSUs
Scott D. Sheffield	20,885
Richard P. Dealy	16,686
Mark S. Berg	10,176
J.D. Hall	7,928
Mark H. Kleinman	9,576
Elizabeth A. McDonald	4,756
Neal H. Shah	9,650
Tyson L. Taylor	4,330
Bonnie S. Black	3,589
Christopher L. Washburn	2,267

In addition to the Pioneer RSUs set forth above, Mr. Sheffield also holds 2,853 Pioneer DSUs related to his prior service as a Pioneer non-employee director, which will be treated in a manner consistent with the Pioneer DSUs held by Pioneer non-employee directors as described below.

Treatment of Pioneer Restricted Stock for Pioneer Executive Officers. Immediately prior to the effective time of the Merger, each share of Pioneer Restricted Stock outstanding as of immediately prior to the effective time of the Merger, including those held by a Pioneer executive officer, will become fully vested, Pioneer will withhold a number of such shares necessary to satisfy any tax withholding, and the remainder of such shares will be converted into the right to receive the Merger Consideration. The following table sets forth, for each of Pioneer’s executive officers, the aggregate number of unvested shares of Pioneer Restricted Stock held by such executive officer as of November 17, 2023 (all of which were accelerated and settled on December 15, 2023, as described above).

Executive Officer Name	Number of Shares of Pioneer Restricted Stock
Richard P. Dealy	3,715
J.D. Hall	2,486

Treatment of Pioneer Performance Units for Pioneer Executive Officers. At or immediately prior to the effective time of the Merger, each Pioneer Performance Unit outstanding as of immediately prior to the effective time of the Merger, including those held by a Pioneer executive officer, will be canceled and converted into the right to receive the Merger Consideration in respect of the total number of shares of Pioneer common stock subject to such Pioneer Performance Unit (with the number of shares of Pioneer common stock subject to each

Pioneer Performance Unit determined based on the maximum level of performance), and all dividend equivalents accrued in respect of such shares of Pioneer common stock will be paid in cash by Pioneer at the effective time of the Merger, subject to applicable tax withholding. The following table sets forth, for each of Pioneer’s executive officers, the aggregate number of Pioneer shares subject to unvested Pioneer Performance Units held by such executive officers and the associated accrued dividend equivalents on such Pioneer Performance Units, in each case, as of November 17, 2023, assuming maximum performance levels (of which certain Pioneer Performance Units and associated accrued dividend equivalents were accelerated and settled on December 15, 2023, as described above).

Executive Officer Name	Number of Pioneer Performance Units (at Maximum)	Accrued Dividend Equivalents on Performance Units (at Maximum)
Scott D. Sheffield	375,201	$12,753,671
Richard P. Dealy	110,898	$3,554,782
Mark S. Berg	65,478	$2,155,553
J.D. Hall	65,478	$2,155,553
Mark H. Kleinman	50,853	$1,627,678
Elizabeth A. McDonald	23,631	$747,046
Neal H. Shah	56,751	$1,791,368
Tyson L. Taylor	21,895	$681,689
Bonnie S. Black	18,526	$594,395
Christopher L. Washburn	1,153	$12,406

Treatment of Pioneer RSUs and Pioneer DSUs for Pioneer Directors. Each Pioneer RSU held by a Pioneer non-employee director will be treated in a manner consistent with the treatment of Pioneer RSUs held by Pioneer executive officers in connection with the Merger. In addition, at or immediately prior to the effective time of the Merger, each Pioneer DSU outstanding as of immediately prior to the effective time of the Merger, including those held by a non-employee director, will be canceled and converted into the right to receive the Merger Consideration in respect of the total number of shares of Pioneer common stock subject to such Pioneer DSU, subject to applicable tax withholding. The following table sets forth, for each of Pioneer’s non-employee directors, the aggregate number of Pioneer shares subject to unvested Pioneer RSUs and Pioneer DSUs held by such non-employee directors as of November 17, 2023.

Director Name	Number of Unvested Pioneer RSUs	Number of Pioneer DSUs
A.R. Alameddine	1,219	3,299
Lori A. George	1,099	3,190
Edison C. Buchanan	785	22,857
Maria S. Dreyfus	1,119	—
Matthew M. Gallagher	1,219	4,451
Phillip A. Gobe	855	2,748
Stacy P. Methvin	855	2,750
Royce W. Mitchell	855	2,233
J. Kenneth Thompson	1,134	—
Phoebe A. Wood	855	10,510

The estimated aggregate value of equity awards held by Pioneer’s executive officers (including Pioneer’s named executive officers) and Pioneer’s non-employee directors that will accelerate in connection with the Merger, taking into account all dividend equivalents accrued in respect of the shares of Pioneer common stock underlying Pioneer Performance Units, which will be paid in cash by Pioneer at the effective time of the Merger, assuming that (a) the Merger closed on November 17, 2023 and (b) the value per share of Pioneer common stock on consummation of the Merger is $248.90 (for further information regarding these assumptions, please see below under “—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers”) is approximately $246,576,643 for Pioneer’s executive officers and approximately $2,487,756 for Pioneer’s non-employee directors. These values do not take into account awards that subsequently vested and settled on December 15, 2023 or include any new Pioneer equity awards that may be granted after the date of this proxy statement. For the estimated values associated with the accelerated vesting of Pioneer RSUs, Pioneer Restricted Stock and Pioneer Performance Units held by the Pioneer named executive officers, see the “Equity” column of the table under “—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers” below.

Change in Control Agreements

Each of the Pioneer executive officers is party to a change in control agreement (a “CIC Agreement”) that provides certain payments and benefits upon various terminations of employment on or within two years following a change in control of Pioneer or following a potential change in control of Pioneer (so long as the change in control of Pioneer occurs within 12 months after such termination) (as applicable, the “change in control protection period”). Pioneer’s entry into the Merger Agreement constituted a potential change in control for purposes of the CIC Agreements, and the Merger will constitute a change in control for purposes of the CIC Agreements. In addition, if ExxonMobil does not provide a Pioneer executive officer notice of such executive officer’s future position and city of job location on or prior to the 18-month anniversary following the closing of the Merger, then the change in control protection period will be extended to the six-month anniversary of the date that ExxonMobil provides such notice to such executive officer.

Death/Disability. In the event a Pioneer executive officer’s employment is terminated due to death or disability, the CIC Agreements provide for a lump sum separation payment equal to the Pioneer executive officer’s annual base salary and payment of any earned but unpaid bonus or cash incentive compensation for completed performance periods.

Normal Retirement. In the event a Pioneer executive officer voluntarily resigns after attaining a minimum retirement age of 55, having a minimum of five years of service and having an age plus years of service of at least 65, the CIC Agreements provide for a lump sum payment equal to the Pioneer executive officer’s annual base salary.

Qualifying Termination. In the event the Pioneer executive officer is terminated without cause by Pioneer or resigns in a termination for good reason (each as defined below and each, a “qualifying termination”), the CIC Agreements provide for the following benefits:

•

A lump sum separation payment equal to (a) 2.99 times (or, for Mr. Washburn, 2.00 times) the sum of (i) the Pioneer executive officer’s base salary and (ii) the greater of his or her target bonus (as defined in the CIC Agreements) or the average of the last three annual bonuses paid to the Pioneer executive officer; plus (b) a pro-rated target bonus; plus (c) if such termination occurs prior to the change in control, a true-up amount for any unvested equity awards granted prior to October 10, 2023 forfeited on such earlier termination based on the value of the Pioneer common stock on the change in control date; plus (d) if 30 days’ notice is not provided for termination by Pioneer, 1/12th of the Pioneer executive officer’s annual base salary;

•

Continued coverage for the Pioneer executive officer and any eligible dependents under Pioneer’s group medical plans at no cost for 36 months (or, for Mr. Washburn, 24 months) and thereafter at active employee premium rates through the earlier of Medicare eligibility of the executive officer (or, for any spouse that is covered, the date that the spouse is Medicare eligible) or death of the executive officer (or for any spouse that is covered, the date of the spouse’s death), with such coverage being secondary to any other coverage made available to the Pioneer executive officer by a subsequent employer;

•

A lump sum payment equal to the maximum contribution that Pioneer would have been required to make on behalf of the Pioneer executive officer to any retirement and/or deferred compensation plans in which he or she participated immediately prior to such termination as if the Pioneer executive officer had remained fully employed for 36 months (or, for Mr. Washburn, 24 months) following such termination, based on the elective deferral contribution rate that the Pioneer executive officer had made under such plans in the last complete calendar year preceding such termination;

•

If the Pioneer executive officer relocated at the request of Pioneer within one year of the change in control and elects to relocate back to his or her original location following termination, relocation benefits under the relocation policy that was applicable to the original relocation;

•	Payment of any earned but unpaid bonus or cash incentive compensation for completed performance periods;

•	A lump sum payment of $30,000 in lieu of financial and tax counseling and planning assistance benefits for two years; and

•

Upon the executive officer’s request, outplacement services through an agency selected by Pioneer at a cost not to exceed $75,000 (or, for Mr. Washburn, $40,000), with such services provided by no later than 12 months following such termination.

Mr. Sheffield will commence a new, non-executive position as Special Advisor to the Chief Executive Officer of Pioneer on January 1, 2024 (the “Transition Date”) and will serve in such position until the closing of the Merger and will continue as an employee and as a member of the Pioneer board following the Transition Date. As of the Transition Date, Mr. Sheffield will not receive a base salary, and will not be eligible for future annual cash bonus awards or equity awards, but he will continue to vest in all outstanding equity awards in accordance with their terms. Mr. Sheffield will be eligible for the termination benefits described above under his CIC Agreement upon the expiration of his transition services effective as of the closing of the Merger, which will be considered a termination of his employment by Pioneer without cause. Any termination benefits provided to Mr. Sheffield will be determined by reference to his base salary, target bonus amounts and retirement plan participation as in effect on October 10, 2023.

To the extent any payment or benefit under the CIC Agreements is delayed to comply with Section 409A of the Code, the amount is to be contributed to a grantor trust, with such amount to be invested through such trust in U.S. Treasury securities or money market investments, and the executive officer would be paid any earnings accrued on the amount during the required delay period.

The CIC Agreements do not contain tax gross-up provisions with respect to excise taxes under Section 4999 of the Code. Instead, the severance and other benefits provided under the CIC Agreements are subject to a “best-of-net” provision in the event of excess parachute payments under Section 280G of the Code. In the event excise taxes under Section 4999 of the Code would be imposed on payments made under the CIC Agreements, the Pioneer executive officer will either pay the excise tax or have his or her payments and benefits reduced to an amount at which an excise tax no longer applies, based on which result is more favorable to the Pioneer executive officer on an after-tax basis.

For purposes of the CIC Agreements:

•

“Cause” generally means the Pioneer executive officer’s (a) continued failure to substantially perform his or her duties and responsibilities or to comply with any material written policy of Pioneer, subject to notice and a 10 business day cure period; (b) engaging in acts of gross misconduct that result in or are intended to result in material damage to Pioneer’s business or reputation; (c) failure to cooperate in any internal or external investigation or proceeding into the business practices or operations of Pioneer; or (d) conviction of (or plea of guilty or nolo contendere to a charge of) any felony or any crime or misdemeanor involving moral turpitude or financial misconduct that results in significant monetary damage to Pioneer.

•

“Good reason” generally means the occurrence of any of the following without the Pioneer’s executive officer’s written consent: (a) assignment of duties inconsistent in any material adverse way, or other material adverse change in, his or her titles, position, authority, responsibilities, status, powers, functions or the budget over which the Pioneer executive officer retains authority, which, in the case of any officer of Pioneer, shall be deemed to have occurred unless, following the closing of the Merger, the Pioneer executive officer holds a position with ExxonMobil that is substantially comparable to the position he or she held with Pioneer immediately prior to the closing of the Merger; (b) reduction in base salary; (c) failure to provide the Pioneer executive officer with an opportunity to receive an annual bonus ranging from 100% of target, at target levels of performance, to 200% of target, at superior levels of performance; (d) reduction in annual long-term incentive compensation value from the average value granted to the Pioneer executive officer for the preceding three years; (e) reduction in the aggregate value of employee benefits; (f) relocation by more than 50 miles; or (g) failure of ExxonMobil to assume and perform the CIC Agreement.

The estimated aggregate value of severance payments and benefits provided to Pioneer’s executive officers (including Pioneer’s named executive officers) under the CIC Agreements assuming that (a) the Merger closed on November 17, 2023, (b) each Pioneer executive officer experiences a qualifying termination immediately following consummation of the Merger (and Pioneer provides the requisite 30 days’ notice of such termination), and (c) each Pioneer executive officer has complied with all requirements necessary in order to receive all payments and benefits (for further information regarding these assumptions, please see below under “—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers”), is approximately $49,901,778. For the estimated severance values associated with a qualifying termination of the Pioneer named executive officers, see below under “—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers”.

Pioneer Non-Qualified Deferred Compensation Plan

Each of the Pioneer executive officers participates in Pioneer’s non-qualified deferred compensation plan, under which all account balances are fully vested at all times. In the event of a change in control of Pioneer (including the Merger), the full balance of each Pioneer executive officer’s account under the non-qualified deferred compensation plan will be paid in a single lump sum cash payment.

Agreements with ExxonMobil Following the Merger

As of the date of this proxy statement, none of Pioneer’s executive officers has entered into any new agreement, arrangement or understanding with ExxonMobil or any of its affiliates regarding the terms and conditions of compensation, incentive pay or employment with Pioneer after the Merger. Although no agreements have been entered into at this time with any of Pioneer’s executive officers, prior to or following the completion of the Merger, they may enter into new agreements and/or amendments to existing employment or severance agreements regarding their employment with Pioneer after the Merger.

Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the Merger that the Pioneer named executive officers could receive in connection with the Merger. Such amounts have been calculated assuming that (a) the Merger closed on November 17, 2023, (b) the value per share of Pioneer common stock on consummation of the Merger is $248.90 (which, in accordance with SEC requirements, is equal to the average closing price of a share of Pioneer common stock over the first five business days following the first public announcement of the Merger), (c) each Pioneer named executive officer experiences a qualifying termination immediately following consummation of the Merger (and Pioneer provides the requisite 30 days’ notice of such termination), and (d) each Pioneer named executive officer has complied with all requirements necessary in order to receive all payments and benefits.

The payments and benefits described below are calculated based on, to the extent applicable, the terms of the Merger Agreement and each Pioneer named executive officer’s existing CIC Agreement. See “—Treatment of Pioneer Equity Awards in the Merger” and “—Change in Control Agreements” above, for a description of the treatment of the equity awards held by the Pioneer named executive officers and the terms of their CIC Agreements. The actual amounts payable to each Pioneer named executive officer will depend on whether he experiences a qualifying termination, the date of such termination (if applicable) and the terms of the plans or agreements in effect at such time and may materially differ from the amounts set forth below. In addition, while the calculations below assume the Merger occurred on November 17, 2023 as required by SEC rules, the Merger is not expected to close until 2024. As a result, the below table includes certain equity awards held by the below individuals that already vested and settled on December 15, 2023 as described under “—Treatment of Pioneer Equity Awards in the Merger” above. All such equity awards are included in the calculations below. Furthermore, additional restricted stock units may be granted to the executive officers in respect of 2024, as described under “—Treatment of Pioneer Equity Awards in the Merger” above. Such restricted stock units are not included in the calculations below.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Scott D. Sheffield	$13,771,685	$111,339,477	$—	$710,786	$125,821,948
Richard P. Dealy	$5,414,320	$36,235,103	$—	$680,307	$42,329,730
Neal H. Shah	$3,861,607	$18,318,577	$—	$860,628	$23,040,812
Mark S. Berg	$3,593,082	$20,985,833	$—	$428,786	$25,007,701
J.D. Hall	$3,593,082	$21,045,071	$—	$654,446	$25,292,599

(1)

These amounts reflect the cash severance payment payable under the CIC Agreements with each Pioneer named executive officer described under “—Change in Control Agreements” above in the event of a qualifying termination of his employment immediately following the Merger on November 17, 2023. Such cash severance is “double-trigger”, which means that a Pioneer named executive officer must experience a qualifying termination within the following time period in order to receive it: (i) on or within two years following a change in control of Pioneer, (ii) following a potential change in control of Pioneer (so long as the change in control of Pioneer occurs within 12 months after such termination) or (iii) if ExxonMobil does not provide a Pioneer named executive officer notice of such named executive officer’s future position and city of job location on or prior to the 18-month anniversary following the closing of the Merger, then on or prior to the six-month anniversary of the date that ExxonMobil provides such notice to such named executive officer. Details of the cash payments are shown in the following supplemental table:

Name	2.99x Salary & Bonus ($)	Pro-Rated Target Bonus ($)	Total ($)
Scott D. Sheffield	$11,661,000	$2,110,685	$13,771,685
Richard P. Dealy	$4,738,901	$675,419	$5,414,320
Neal H. Shah	$3,401,873	$459,734	$3,861,607
Mark S. Berg	$3,174,463	$418,619	$3,593,082
J.D. Hall	$3,174,463	$418,619	$3,593,082

(2)

These amounts reflect the value of Pioneer RSUs, Pioneer Restricted Stock and Pioneer Performance Units, as described under “—Treatment of Pioneer Equity Awards in the Merger” above. The Pioneer RSUs, Pioneer Restricted Stock and Pioneer Performance Units outstanding as of the date of the Merger Agreement that remain outstanding as of the closing of the Merger will fully vest upon the Merger (and such vesting is therefore pursuant to a “single-trigger” arrangement), with the Pioneer Performance Units deemed earned based on maximum performance levels, taking into account all dividend equivalents accrued in respect of the shares of Pioneer common stock underlying Pioneer Performance Units, which will be paid in cash by Pioneer at the effective time of the Merger. The amount is based on a per share value of Pioneer common stock of $248.90. Details of the equity award payments are shown in the following supplemental table:

Name	Pioneer RSUs ($)	Pioneer Restricted Stock ($)	Pioneer Performance Units ($)	Dividend Equivalents ($)	Total ($)
Scott D. Sheffield	$5,198,277	$—	$93,387,529	$12,753,671	$111,339,477
Richard P. Dealy	$4,153,145	$924,664	$27,602,512	$3,554,782	$36,235,103
Neal H. Shah	$2,401,885	$—	$14,125,324	$1,791,368	$18,318,577
Mark S. Berg	$2,532,806	$—	$16,297,474	$2,155,553	$20,985,833
J.D. Hall	$1,973,279	$618,765	$16,297,474	$2,155,553	$21,045,071

(3)

Although each Pioneer named executive officer will receive a lump sum payment of his full account balance under the Pioneer non-qualified deferred compensation plan, such account balances are already fully vested and are not subject to enhancement in connection with the Merger.

(4)

These amounts reflect the estimated value of perquisites and benefits payable or provided under the CIC Agreements with each Pioneer named executive officer described under “—Change in Control Agreements” above in the event of a qualifying termination of his employment immediately following the Merger on November 17, 2023. Such perquisites and benefits are “double-trigger”, which means that a Pioneer named executive officer must experience a qualifying termination within the following time period in order to receive them: (i) on or within two years following a change in control of Pioneer, (ii) following a potential change in control of Pioneer (so long as the change in control of Pioneer occurs within 12 months after such termination) or (iii) if ExxonMobil does not provide a Pioneer named executive officer notice of such named executive officer’s future position and city of job location on or prior to the 18-month anniversary following the closing of the Merger, then on or prior to the six-month anniversary of the date that ExxonMobil provides such notice to such named executive officer. Details of these perquisites and benefits are shown in the following supplemental table:

Name	Continued Medical Coverage ($)(a)	Payment in Lieu of Retirement Contributions ($)(b)	Payment in Lieu of Financial/Tax Counseling ($)	Outplace- ment ($)	Total ($)
Scott D. Sheffield	$56,786	$549,000	$30,000	$75,000	$710,786
Richard P. Dealy	$245,907	$329,400	$30,000	$75,000	$680,307
Neal H. Shah	$472,128	$283,500	$30,000	$75,000	$860,628
Mark S. Berg	$56,786	$267,000	$30,000	$75,000	$428,786
J.D. Hall	$282,446	$267,000	$30,000	$75,000	$654,446

(a)

Reflects estimated cost of continued medical coverage at no cost to the Pioneer named executive officer for 36 months as well as the actuarial value of continued medical coverage for such named executive officer and his spouse thereafter at active employee premium rates through the earlier of anticipated Medicare eligibility (or for any spouse that is covered, the date that the spouse is Medicare eligible) or death, in each case, based on the Pioneer named executive officer’s medical plan elections in effect for 2023 and premium costs in effect for 2024, subject to an annual adjustment for inflation.

(b)

Reflects the maximum contribution Pioneer would be required to make under its 401(k) plan and non-qualified deferred compensation plan for 36 months, based on the Pioneer named executive officer’s elective deferral rates in effect as of November 17, 2023.

PROPOSAL I—ADOPTION OF THE MERGER AGREEMENT

At a meeting held on October 10, 2023, the Pioneer board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Pioneer and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the requirements of the DGCL and (iii) resolved to recommend adoption of the Merger Agreement by the stockholders of Pioneer.

The Pioneer board accordingly unanimously recommends that Pioneer stockholders vote “FOR” the proposal to adopt the Merger Agreement, as disclosed in this proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” beginning on pages 50 and 80, respectively, of this proxy statement/prospectus, and the copy of the Merger Agreement attached as Annex A to this proxy statement/prospectus.

The Merger cannot be completed without the affirmative vote, at the Special Meeting (via the Pioneer meeting website) or by proxy, of holders of a majority of the outstanding shares of Pioneer common stock on the Pioneer record date and entitled to vote thereon. The required vote is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Pioneer stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Pioneer stockholder will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. Because the Merger Agreement Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any Pioneer shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

IF YOU ARE A PIONEER STOCKHOLDER, THE PIONEER BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

PROPOSAL II—NON-BINDING ADVISORY VOTE ON

TRANSACTION-RELATED COMPENSATION FOR CERTAIN PIONEER EXECUTIVE OFFICERS

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Act, requires that Pioneer provide its stockholders with the opportunity to vote to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to Pioneer’s named executive officers in connection with the Merger, as disclosed in this proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “Interests of Pioneer’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers” beginning on page 115 of this proxy statement/prospectus. This vote is commonly referred to as a “golden parachute say on pay” vote.

Accordingly, the Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the adoption of the following resolution, on a non-binding advisory basis, at the Special Meeting:

“RESOLVED, that Pioneer’s stockholders approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to Pioneer’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Pioneer’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Pioneer’s Named Executive Officers” beginning on page 115 of this proxy statement/prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

Pioneer stockholders should note that the Advisory Compensation Proposal is merely an advisory vote, which will not be binding on Pioneer, ExxonMobil or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated, the eligibility of the Pioneer named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The affirmative vote of the majority of the voting power present or represented by proxy at the Special Meeting, where a quorum is present, and entitled to vote thereon is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by a Pioneer stockholder attending the Special Meeting or voting by proxy will have the same effect as a vote “AGAINST” the Advisory Compensation Proposal. A failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal, and, as a result, broker non-votes will have no effect on the outcome of the vote on the Advisory Compensation Proposal.

IF YOU ARE A PIONEER STOCKHOLDER, THE PIONEER BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY COMPENSATION PROPOSAL.

DESCRIPTION OF EXXONMOBIL CAPITAL STOCK

The following description of the terms of ExxonMobil’s capital stock is a summary only and is qualified by reference to the relevant provisions of New Jersey law and the ExxonMobil restated certificate of incorporation and by-laws.

Authorized Capital Stock

Under the ExxonMobil restated certificate of incorporation, ExxonMobil’s authorized capital stock consists of nine billion (9,000,000,000) shares of common stock, without par value, and two hundred million (200,000,000) shares of preferred stock, without par value.

Description of Common Stock

Voting Rights. Each holder of ExxonMobil common stock is entitled to one vote for each share of ExxonMobil common stock held of record on the applicable record date on all matters submitted to a vote of shareholders.

Dividend Rights. Holders of ExxonMobil common stock are entitled to receive such dividends as may be declared from time to time by the ExxonMobil board out of funds legally available therefor, subject to any preferential dividend rights granted to the holders of any outstanding ExxonMobil preferred stock.

Rights upon Liquidation. Holders of ExxonMobil common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of ExxonMobil, in all remaining assets available for distribution to shareholders after payment of or provision for ExxonMobil’s liabilities and the liquidation preference of any outstanding ExxonMobil preferred stock.

Preemptive Rights. Holders of ExxonMobil common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Description of Preferred Stock

Preferred Stock Outstanding. As of the date of this filing, no shares of ExxonMobil preferred stock were issued and outstanding.

Blank Check Preferred Stock. Under the ExxonMobil restated certificate of incorporation, the ExxonMobil board has the authority, without shareholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series. Acting under this authority, the ExxonMobil board could create and issue a class or series of preferred stock with rights, privileges or restrictions, and adopt a shareholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such shareholder beneficially owning or commencing a tender offer for a substantial amount of ExxonMobil common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of ExxonMobil by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of ExxonMobil’s management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of ExxonMobil without any further action by the shareholders of ExxonMobil. ExxonMobil has no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time.

ExxonMobil has designated 16,500,000 shares of ExxonMobil preferred stock as Class A Preferred Stock, none of which are outstanding, and 165,800 shares of ExxonMobil preferred stock as Class B Preferred Stock, none of which are outstanding.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for ExxonMobil common stock.

COMPARISON OF STOCKHOLDER RIGHTS

If the transactions contemplated by the Merger Agreement are completed, Pioneer stockholders will receive shares of ExxonMobil common stock in connection with the Merger and become stockholders of ExxonMobil. The following is a summary of certain differences between (i) the current rights of Pioneer stockholders under Delaware law, the Pioneer certificate of incorporation and the Pioneer bylaws and (ii) the current rights of ExxonMobil shareholders under New Jersey law, the ExxonMobil restated certificate of incorporation and the ExxonMobil by-laws.

Although it is impracticable to compare all of the aspects in which New Jersey law and Delaware law and ExxonMobil’s and Pioneer’s governing instruments differ with respect to shareholder rights, the following discussion summarizes certain material differences between them. The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL, New Jersey law and Pioneer’s and ExxonMobil’s governing documents (which we urge you to read carefully and in their entirety). Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 146 of this proxy statement/prospectus. In addition, the identification of some of the differences in the rights of ExxonMobil and Pioneer stockholders is not intended to indicate that other differences that are equally important do not exist. ExxonMobil and Pioneer urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and New Jersey law and the other documents to which ExxonMobil and Pioneer refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of an ExxonMobil shareholder and the rights of a Pioneer stockholder.

Between the date of the Merger Agreement and the effective time of the Merger, Pioneer has agreed not to amend its governing documents and ExxonMobil has agreed not to amend its certificate of incorporation in a manner that would be materially adverse to Pioneer or Pioneer stockholders.

Pioneer is incorporated under the laws of the State of Delaware and ExxonMobil is incorporated under the laws of the State of New Jersey. Accordingly, the rights of ExxonMobil shareholders are governed by applicable New Jersey law and Pioneer stockholders are governed by the DGCL and other applicable Delaware law. As a result of the Merger, Pioneer stockholders will receive shares of ExxonMobil common stock and will become ExxonMobil shareholders. Thus, following the Merger, the rights of Pioneer stockholders who become ExxonMobil shareholders in connection with the Merger will be governed by applicable New Jersey law and will also then be governed by the ExxonMobil restated certificate of incorporation and the ExxonMobil by-laws.

CERTAIN KEY FEATURES OF STOCKHOLDER RIGHTS

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights
Authorized Capital Stock

ExxonMobil’s authorized capital stock consists of (i) 9,000,000,000 shares of common stock, without par value, and (ii) 200,000,000 shares of preferred stock, without par value.

Under ExxonMobil’s restated certificate of incorporation, the ExxonMobil board is authorized at any time or from time to time (i) to divide the shares of preferred

Pioneer’s authorized capital stock consists of (i) 500,000,000 shares of common stock, par value $0.01 per share, and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share.

Under the Pioneer certificate of incorporation, Pioneer’s board is authorized from time to time (i) to issue preferred stock in one or more series; (ii) to determine the

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

stock into classes and into series within any class or classes of preferred stock; (ii) to determine for any such class or series its designation, relative rights, preferences and limitations; (iii) to determine the number of shares in any such class or series (including a determination that such class or series shall consist of a single share); (iv) to increase the number of shares of any such class or series previously determined by it and to decrease such previously determined number of shares to a number not less than that of the shares of such class or series then outstanding; (v) to change the designation or number of shares, or the relative rights, preferences and limitations of the shares, of any theretofore established class or series no shares of which have been issued; and (vi) to cause to be executed and filed without further approval of the shareholders such amendment or amendments to the ExxonMobil restated certificate of incorporation as may be required in order to accomplish any of the foregoing.

As of November 16, 2023, there were (i) 3,996,774,474 shares of ExxonMobil common stock and (ii) no shares of ExxonMobil preferred stock outstanding.

number of shares and voting rights for any such series; (iii) to determine the preferences and relative, participating, optional or other special rights of any such series; (iv) to determine the redemption rights, if any, of any such series; (v) to determine the dividend rate and preferences, if any, of any such series; (vi) to determine whether the shares of any series, at the option of the corporation or holder upon a specified event, shall be convertible into or exchangeable for the shares of any other class or classes or of any other series of the same or any other class or classes of stock, securities or other property of the corporation; and (vii) any other special rights and protective provisions with respect to any series as the Pioneer board may deem advisable.

As of November 16, 2023 there were outstanding (i) 233,308,884 shares of Pioneer common stock and (ii) no shares of preferred stock.

Voting Rights	Each holder of ExxonMobil common stock is entitled to one vote per share of ExxonMobil common stock, held of record by such holder on all matters on which holders of common stock are entitled to vote.	The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Pioneer common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders.

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

Subject to the discussions in “—Election of Directors,” “—Certificate of Incorporation Amendments,” and “—Bylaw Amendments” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Pioneer’s governing documents, including with respect to the rights of any preferred stock of Pioneer, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the matter will be the act of the stockholders at the stockholders’ meeting.

The voting rights of the holders of any preferred stock of Pioneer designated by the Pioneer board will be determined by the Pioneer board.

Cumulative Voting

Under New Jersey law, shareholders of a New Jersey corporation do not have the right to cumulate their votes in the election of directors unless that right is granted in the certificate of incorporation of the corporation. The ExxonMobil restated certificate of incorporation does not permit cumulative voting.

Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors unless that right is granted in the certificate of incorporation of the corporation. The Pioneer certificate of incorporation prohibits cumulative voting.
Quorum	The ExxonMobil by-laws provide that the presence in person or by proxy at a meeting of the holders of shares entitled to cast a majority of votes at the meeting is a quorum.	The Pioneer bylaws provide that the presence in person or by proxy at a meeting of the holders of shares entitled to cast a majority of votes at the meeting is a quorum.
Stockholder Rights Plans	ExxonMobil does not have a shareholder rights plan. While ExxonMobil has no present intention to adopt a shareholder rights plan, the ExxonMobil board, pursuant to its authority to	Pioneer does not have a shareholder rights plan.

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

issue preferred stock, could do so without shareholder approval at any future time. See “Description of ExxonMobil Capital Stock—Description of Preferred Stock—Blank Check Preferred Stock” beginning on page 120 of this proxy statement/prospectus. The ExxonMobil board has adopted a Policy Statement on Poison Pills, available on ExxonMobil’s Internet website, http://www.exxonmobil.com, under the “Corporate Governance” tab within the dropdown menu available under the “Investors” tab, and then within the section labeled “Guidelines and additional policies.” Under this policy, ExxonMobil undertakes that, if it ever were to adopt a shareholder rights plan, the ExxonMobil board would seek prior shareholder approval unless, due to timing or other reasons, a committee of independent directors determines that it would be in the best interest of shareholders to adopt a plan before obtaining shareholder approval. In that event, the plan must either be ratified by shareholders or must expire within one year.

Rights of Preferred Stock

The ExxonMobil restated certificate of incorporation provides that the ExxonMobil board is authorized to determine the designation, relative rights, preferences and limitations of each series or class of ExxonMobil preferred stock.

As of the date of this proxy statement/prospectus, no shares of ExxonMobil preferred stock were outstanding.

The Pioneer certificate of incorporation provides that the Pioneer board is authorized to determine the designation, relative rights, preferences, limitations, redemption rights and dividend rate of each series or class of Pioneer preferred stock.

As of the date of this proxy statement/prospectus, no shares of Pioneer preferred stock were outstanding.

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights
Preemptive Rights

Under New Jersey law, shareholders of corporations organized prior to January 1, 1969 have preemptive rights unless the certificate of incorporation provides otherwise.

ExxonMobil’s restated certificate of incorporation provides that shareholders do not have preemptive rights.

Under Delaware law, stockholders of corporations have no preemptive rights unless the certificate of incorporation provides otherwise.

The Pioneer certificate of incorporation provides that stockholders do not have preemptive rights.

Number of Directors

Under the ExxonMobil restated certificate of incorporation and by-laws, the board of directors must consist of not less than 10 nor more than 19 members, as may be fixed from time to time by resolution of the ExxonMobil board.

The ExxonMobil board currently has twelve members and will have thirteen members as of January 1, 2024.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s certificate of incorporation or bylaws.

The Pioneer board currently has twelve members. The Pioneer by laws and the Pioneer certificate of incorporation provide that the number of directors shall not be fewer than three or more than twenty-one. Within the limits specified above, the number of directors may be increased or decreased from time to time by resolution of the Pioneer board, but the number of directors may not be decreased if it would have the effect of shortening the term of an incumbent director.

Election of Directors	New Jersey law provides that except as otherwise provided in the corporation’s certificate of incorporation or bylaws, directors are elected by a plurality of the votes cast at an election. Because the ExxonMobil restated certificate of incorporation and by-laws include no additional provisions in this regard, New Jersey law applies without modification. This means that the director nominee with the most votes for a particular seat is elected for that seat. ExxonMobil’s corporate governance guidelines (which can be found on ExxonMobil’s	The Pioneer by laws provide that in an election of directors at a meeting of stockholders at which a quorum is present, (i) if, as of the 10th day preceding the date Pioneer first distributes proxy materials for such meeting, the number of nominees exceeds the number of directors to be elected (a “contested election”), then the directors will be elected by a plurality of the votes cast by holders of shares entitled to vote in the election of directors at such meeting and (ii) in an election of directors that is not a contested election (an “uncontested

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

Internet website, http://www.exxonmobil.com, under the “Corporate Governance” tab within the dropdown menu available under the “Investors” tab, and then within the section labeled “Guidelines and additional policies”), state that in any non-contested election of directors, any director nominee who receives a greater number of votes “against” his or her election than votes “for” such election must tender his or her resignation. Within 90 days after certification of the election results, the ExxonMobil board will decide, through a process managed by ExxonMobil’s Nominating and Governance Committee and excluding the nominee in question, whether to accept the resignation. Absent a compelling reason for the director to remain on the ExxonMobil board, the ExxonMobil board will accept the resignation. The ExxonMobil board will promptly disclose its decision and, if applicable, the reasons for rejecting the tendered resignation on a Form 8-K filed with the SEC.

election”), directors will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at such meeting. For purposes of the election of directors, (i) a majority of the votes cast means that the number of votes cast “for” a director must exceed the number of votes cast “against” that director, and (ii) abstentions and broker nonvotes shall not be counted as votes cast either “for” or “against” any nominee for director. In an uncontested election, stockholders will be given the choice to cast votes “for” or “against” the election of directors. In a contested election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors. Elections of directors need not be by written ballot and there is no cumulative voting for the election of directors.
Filling Vacancies on the Board of Directors

Any vacancy occurring on the ExxonMobil board, however caused, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum, or by a sole remaining director.

Under New Jersey law, if there are no directors in office, any shareholder or the executor or administrator of a deceased shareholder may call a special meeting of shareholders for the election of directors and, over his own signature, shall give notice of said meeting in accordance with New Jersey law and as described below under “—Notice of Meeting of Stockholders.”

The DGCL provides that, unless otherwise provided in the certificate of incorporation or by laws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Under the Pioneer by laws, any vacancy on the Pioneer board that results from death, resignation, retirement, disqualification, removal from office or other cause and newly-created directorships resulting from any increase in the number of directors shall be filled by a majority vote of the remaining directors then in office, though less than a quorum, or by the sole

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

remaining director (but not by the common stockholders except as required by law). Any director elected to fill a vacancy will hold office until the first meeting of stockholders held after his or her appointment for the purpose of electing directors and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal from office.

Removal of Directors

New Jersey law allows shareholders to remove directors for cause or, unless the certificate of incorporation provides otherwise, without cause, in each case by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote. Because the ExxonMobil restated certificate of incorporation includes no additional provisions in this regard, ExxonMobil shareholders may remove directors with or without cause. In addition, the ExxonMobil restated certificate of incorporation allows the removal of a director for cause by a majority of the directors then in office if, in the judgment of such majority, the director’s continuation in office would be harmful to the corporation. The ExxonMobil board may suspend a director pending a final determination that cause for removal exists.

Delaware law allows stockholders to remove directors for cause or, unless the certificate of incorporation provides otherwise, without cause, in each case by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote. Under the Pioneer bylaws, any director or the entire Pioneer board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.
Special Meetings of Directors	The ExxonMobil by-laws provide that special meetings of the ExxonMobil board may be called at the direction of the chairman of the board, of the president or of any vice president who is a member of the board, or, in the absence of such officers, at the direction of any one of the directors. Any such meeting shall be held on such date and at such time and place as may be designated in the notice of the meeting.

The Pioneer bylaws provide that special meetings of the Pioneer board may be called at the direction of the chairman of the board, of the chief executive officer or any three directors.

Special meetings of any committee of the Pioneer board may be held when called by any two committee members. The Pioneer bylaws provide that the committee members calling any special meeting shall direct

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

Pioneer’s secretary to cause notice of such special meeting, including the time and place of such special meeting, to be given to each committee member in accordance with the Pioneer bylaws, at least 24 hours before such special meeting.

Director Nominations by Stockholders

New Jersey law requires that the written notice of any annual meeting specify the purpose or purposes of the meeting. Therefore, business conducted at an ExxonMobil annual shareholder meeting is limited to the business specified in the meeting notice.

The ExxonMobil by-laws provide that nominations of persons for election to the board of directors at any annual meeting of shareholders may be made only: (A) pursuant to the corporation’s notice of meeting (or any supplement thereto); (B) by or at the direction of the board of directors; (C) by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in Section 9(a)(ii) of the ExxonMobil by-laws and at the time of the annual meeting, who is entitled to vote at the meeting and who complies with the procedures and information requirements set forth in the ExxonMobil by-laws; or (D) in accordance with the Proxy Access by-law.

Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting, an annual stockholder meeting shall be held for the election of directors on a date and time designated by or in the manner provided in the bylaws. The Pioneer bylaws provide that nominations of persons for election to the Pioneer board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to Pioneer’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Pioneer board or any committee thereof or (C) by any stockholder of Pioneer who (x) was a stockholder of record of Pioneer both at the time the notice was provided and at the time of the annual meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures and other requirements set forth in the Pioneer bylaws.
Stockholder Proposals (Other than Director Nominations)

New Jersey law requires that the written notice of any annual meeting specify the purpose or purposes of the meeting. Therefore, business conducted at an ExxonMobil annual shareholder meeting is limited to the business specified in the meeting notice.

The ExxonMobil by-laws provide that the proposal of business (other than matters properly

Under the DGCL, meetings of stockholders may be held at such place as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors.

The Pioneer bylaws provide that nominations of persons for election to the Pioneer board and the proposal of other business to

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

brought under Rule 14a-8 promulgated under the Exchange Act) at an annual meeting of shareholders may be made only: (A) pursuant to the corporation’s notice of meeting (or any supplement thereto); (B) by or at the direction of the board of directors; or (C) by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in Section 9(a)(ii) of the ExxonMobil by-laws and at the time of the annual meeting, who is entitled to vote at the meeting and who complies with the procedures and information requirements set forth in the ExxonMobil by-laws.

be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to Pioneer’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Pioneer board or any committee thereof or (C) by any stockholder of Pioneer who (x) was a stockholder of record of Pioneer both at the time the notice was provided and at the time of the annual meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures and other requirements set forth in the Pioneer bylaws.
Stockholder Action by Written Consent

New Jersey law provides that, except as otherwise stated in the certificate of incorporation, shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize a permitted or required action at a meeting at which all shareholders entitled to vote were present and voting may act by written consent without a meeting, except in regard to the annual election of directors, which may be by written consent only if unanimous. The ExxonMobil restated certificate of incorporation does not provide otherwise. New Jersey law also provides that such shareholder action may not take effect unless the corporation gives all non-consenting shareholders advance notice of the action consented to, the proposed effective date of the action, and any conditions precedent to such action. Also, under New Jersey law, if the action gives rise to dissenters’ rights, the board of directors must fix a date for the tabulation of consents.

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Pioneer certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting.

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights
Certificate of Incorporation Amendments

New Jersey law provides that a corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired so long as the amendment contains only such provisions as might lawfully be contained in an original certificate of incorporation filed at the time of making such amendment.

In accordance with New Jersey law and the ExxonMobil restated certificate of incorporation, upon the approval of a proposed amendment to the certificate of incorporation by a majority of the board of directors, shareholders may adopt such amendment by the affirmative vote of a majority of the votes cast by holders of shares entitled to vote.

Amendments to provisions of the Pioneer certificate of incorporation relating to (i) stockholder action by written consent or “fair price” limitations in certain business combination transactions will require the affirmative vote of the holders of at least 80% of the aggregate voting power, (ii) bylaw amendments, special meetings of stockholders and limitations on liability for Pioneer’s directors require the affirmative vote of the holders of at least 66 2⁄3% in voting power of shares entitled to vote in an election of directors.

Under the DGCL, an amendment to a corporation’s charter generally requires the approval of the corporation’s board of directors and the holders of a majority of the outstanding stock entitled to vote thereon unless the charter requires a higher vote. In addition, if the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares so as to affect them adversely, the holders of a majority of the outstanding shares of such class shall be entitled to vote as a class upon the proposed amendment.

Bylaw Amendments	Under New Jersey law, the initial bylaws of a corporation are adopted by the board of directors at its organization meeting. Thereafter, the board of directors has the power to make, alter and repeal bylaws unless such power is reserved to the shareholders in the certificate of incorporation, but bylaws made by the board of directors may be altered or repealed, and new bylaws made, by the shareholders. The shareholders may prescribe in the	Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws. The Pioneer certificate of incorporation grants the Pioneer board the power to adopt, amend and repeal the Pioneer bylaws by a vote of a majority of the whole board. Pioneer’s stockholders may also adopt, alter, amend or repeal

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

bylaws that any by-law made by them may not be altered or repealed by the board of directors. Whenever any amendment to the bylaws is to be adopted by the shareholders, it must be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or New Jersey law.

ExxonMobil’s by-laws give the board of directors the power to make, alter and repeal the by-laws, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders. ExxonMobil’s restated certificate of incorporation does not contain any provision requiring a greater vote of shareholders to amend any of its by-law provisions than is set forth under New Jersey law.

Pioneer’s bylaws upon the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of stock then entitled to vote in the election of directors.
Special Meetings of Stockholders

Special meetings of the shareholders may be called by the board of directors, the chairman of the board, the president, or by the secretary of the corporation pursuant to Article I, Section 3(b) of the ExxonMobil by-laws, and may not be called by any other person.

A special meeting of shareholders shall be called by the secretary of ExxonMobil at the written request or requests (“Special Meeting Request”) of holders of record of at least 15% of the voting power of the outstanding capital stock of the corporation, entitled to vote on the matter or matters to be brought before the proposed special meeting.

Except as may otherwise be permitted by the New Jersey Business Corporation Act, a Special Meeting Request must be delivered by hand or by registered

Except as otherwise provided by law, the Pioneer bylaws provide that special meetings of the common stockholders, and any proposals to be considered at such meetings, may be called and proposed exclusively by the Pioneer board, pursuant to a resolution approved by a majority of the members of the board at the time in office, and no stockholder of Pioneer shall require the board to call a special meeting of common stockholders or to propose business at a special meeting of common stockholders. A special meeting shall be held on such date and time as shall be designated by the resolution calling the meeting and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. Only such business shall be transacted at a special meeting as may be stated or indicated in the notice of such meeting or in a duly executed waiver of notice of such meeting.

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

U.S. mail, postage prepaid, return receipt requested, or courier service, postage prepaid, to the attention of the secretary of ExxonMobil at its principal executive offices. A Special Meeting Request to the secretary shall be signed and dated by each shareholder of record and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made (or a duly authorized agent of such shareholder or owner) requesting the special meeting.

A special meeting requested by shareholders in accordance with the ExxonMobil by-laws will be held on such date and at such time as may be fixed by the board of directors in accordance with the by-laws; provided, however, that the date of any such special meeting shall not be more than 120 days after a Special Meeting Request that satisfies the requirements of Section 3 of Article I of the ExxonMobil by-laws is received by the secretary.

Notice of Meetings of Stockholders

ExxonMobil’s by-laws provide that, except as otherwise provided by statute, written notice of every meeting of shareholders must be given not less than 10 nor more than 60 days before the date of the meeting.

New Jersey law requires that the written notice of any shareholder meeting specify the purpose or purposes of the meeting. Under the ExxonMobil by-laws, business conducted at shareholder meetings is limited to the business specified in the meeting notice.

Notice stating the place, if any, day and time of each meeting of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given in accordance with the Pioneer bylaws, not less than ten nor more than 60 days before the date of the meeting by or at the direction of the Pioneer board, chairman of the board if such office has been filled

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights
(otherwise, the chief executive officer) or the secretary of Pioneer, to each stockholder of record entitled to vote at such meeting.
Limitation of Personal Liability of Directors

The ExxonMobil restated certificate of incorporation limits the personal liability of the directors and officers of ExxonMobil to the fullest extent permitted by law. New Jersey law permits a domestic corporation to eliminate the liability of directors or officers to the corporation or its shareholders for the breach of any duty owed to the corporation or its shareholders, except for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by the person of an improper personal benefit. In this context, an act or omission in breach of a director or officer’s duty of loyalty is defined as an act or omission which the director or officer knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest.

The Pioneer certificate of incorporation limits the personal liability of the directors of Pioneer for breach of fiduciary duty, except for liability (1) for any breach of the directors’ duty of loyalty to Pioneer or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. The Pioneer bylaws further provide that a director shall not be liable to Pioneer or its stockholders to such further extent as permitted by any law hereafter enacted, including any subsequent amendment to the DGCL.
Indemnification of Directors and Officers

The ExxonMobil by-laws provide for (i) the indemnification of its current or former directors and officers to the fullest extent permitted by law, and (ii) the advancement of expenses (including attorneys’ fees) upon receipt of an undertaking to repay such amounts if it is ultimately determined that the director or officer or former director or officer is not entitled to indemnification.

New Jersey law provides that a domestic corporation may

The Pioneer certificate of incorporation provides for the indemnification, to the fullest extent permitted by law, of any current or former director or officer. Such right includes the right to be paid by Pioneer the expenses (including attorneys’ fees) incurred in defending any proceeding in advance of its final disposition to the maximum extent permitted under the DGCL. If a claim for indemnification or advancement of expenses is not paid in full by Pioneer within 60 days after a written claim has

ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

indemnify a corporate agent (generally defined as any person who is or was a director, officer, employee or agent of the corporation or of any constituent corporation absorbed by the corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the corporation, or any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent) against such person’s expenses and liabilities in connection with any proceeding involving the corporate agent by reason of being or having been such a corporate agent (other than a proceeding by or in the right of the corporation) if the corporate agent (i) acted in good faith and in a manner the agent reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) with respect to any criminal proceeding, had no reasonable cause to believe the conduct at issue was unlawful.

New Jersey law also permits indemnification of a corporate agent against expenses incurred in connection with a derivative action which involves the corporate agent, if the corporate agent acted in good faith and in a manner the corporate agent reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding, no indemnification shall be provided in respect of any claim, issue or matter as to which the corporate agent is adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of the State of New Jersey (or the court in which the proceeding was brought) determines upon application that, despite the adjudication of been received by Pioneer, the claimant may at any time thereafter bring suit against Pioneer to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant is also entitled to be paid the expenses of prosecuting such claim.

The Pioneer certificate of incorporation permits Pioneer to indemnify any employee or agent of Pioneer to the fullest extent permitted by law.

Delaware law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact the person is or was a director, officer, employee or agent of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Delaware law permits expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding to be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is

ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

liability, but in view of all circumstances of the case, the corporate agent is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

New Jersey law requires a corporation to indemnify a corporate agent for such corporate agent’s expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to above, or in defense of any claim, issue or matter therein. Except as required by the previous sentence, no indemnification may be made or expenses advanced, and none may be ordered by a court, if such indemnification or advancement would be inconsistent with (i) a provision of the corporation’s certificate of incorporation, (ii) its bylaws, (iii) a resolution of the board of directors or of the corporation’s shareholders or (iv) an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

The indemnification and advancement of expenses permitted by New Jersey law do not exclude any other rights to which the corporate agent may be entitled under the corporation’s certificate of incorporation, its bylaws, an agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted if a judgment or other final adjudication adverse to the corporate agent establishes that the corporate agent’s acts or omissions (i) were in breach of his not entitled to be indemnified by the corporation as authorized under the DGCL.

Under the DGCL, the indemnification and advancement of expenses provided by, or granted pursuant to § 145, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

duty of loyalty to the corporation or its shareholders, (ii) were not in good faith or involved a knowing violation of law or (iii) resulted in receipt by the corporate agent of an improper personal benefit.

Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it is ultimately determined that the corporate agent is not entitled to be so indemnified.

Dividends

New Jersey law generally provides that a corporation may, from time to time, by resolution of its board of directors, pay dividends on its shares unless, after giving effect to such dividend (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets would be less than its total liabilities.

The ExxonMobil restated certificate of incorporation provides that the board of directors is authorized to determine whether the holders of any class or series of preferred stock are entitled to cumulative, non-cumulative or partially cumulative dividends or to no dividends and, with respect to shares entitled to dividends, the dividend rate or rates (which may be fixed or variable) and any other terms and conditions relating to such dividends.

Delaware law provides that the directors of every corporation, subject to any restrictions contained in the certificate of incorporation, may declare and pay dividends upon the shares of the corporation’s capital stock either: (1) out of the corporation’s surplus or (2) in the event there is not a surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If the capital of a corporation shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classed of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

The Pioneer certificate of incorporation provides that the Pioneer board is authorized, with respect to each series of preferred stock, to determine the dividend rate, whether dividends are payable in cash, stock of Pioneer or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate. The Pioneer certificate of incorporation further provides that, subject to the right of participation, if any, of the holders of preferred stock in any dividends, the holders of shares of common stock shall be entitled to receive dividends (payable in cash, stock or otherwise) as may be declared by the Pioneer board at any time and from time to time out of any funds of Pioneer legally available therefor.

Shareholders’ Rights of Dissent and Appraisal	Under New Jersey law, dissenters’ rights are available in connection with (A) a merger or consolidation to which the corporation is a party or (B) any sale, lease or exchange or other disposition of all or substantially all of a corporation’s assets other than in the usual or regular course of business. A New Jersey corporation may provide in its certificate of incorporation that shareholders will have dissenters’ rights even in cases where the exceptions to the availability of such rights discussed below exist. ExxonMobil’s restated certificate of incorporation does not provide for such additional rights.	Delaware law provides that any stockholder of a corporation who holds shares of stock on the making of a demand pursuant to § 262(d) of the DGCL with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with § 262(d) of the DGCL and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of the DGCL shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock.

ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

New Jersey law does not confer appraisal rights to shareholders in connection with:

•  (i) a merger or consolidation in which the corporation is a party if the merger does not require shareholder approval (under New Jersey law shareholder approval for a merger or consolidation is required if the plan of merger amends the certificate of incorporation, the merger affects the outstanding shares of the surviving corporation or, if the number of voting or participating shares issued in connection with the merger or consolidation, when combined with shares already outstanding, would exceed by more than 40% the number of those shares outstanding immediately before the merger); (ii) the merger of the corporation into a wholly owned subsidiary if certain conditions are met; (iii) (A) a merger or consolidation in which the corporation is a party or (B) a share exchange if (x) the shares held by the corporation’s shareholders are listed on a national securities exchange or are held of record by at least 1,000 holders or (y) in the case of a merger or consolidation, the corporation’s shareholders will receive (I) cash, (II) shares, obligations or other securities that will either be listed on a national securities exchange or held of record by not less than 1,000 holders or (III) a combination thereof; (iv) a sale, lease, exchange or other disposition of all or substantially all of a corporation’s assets if the shares held by the corporation’s shareholders

Appraisal rights shall be available under Delaware law for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected, subject to the limitations detailed in § 262 of the DGCL. The DGCL further provides that any corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected, or a transfer, domestication or continuance effected.

Neither the Pioneer certificate of incorporation nor the Pioneer bylaws address appraisal rights. Pioneer stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger. See “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 77 of this proxy statement/prospectus.

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

are listed on a national securities exchange or are held of record by at least 1,000 holders; (v) a dissolution transaction in which substantially all of a corporation’s net assets are to be distributed to its shareholders within one year after the date of the transaction, so long as the transaction is wholly for cash, shares, obligations or other securities which will be listed on a national securities exchange or held of record by not less than 1,000 holders or a combination thereof; or (vi) from a sale pursuant to an order of a court having jurisdiction.

Neither the ExxonMobil restated certificate of incorporation nor the ExxonMobil by-laws address appraisal rights or dissenters’ rights.

Anti-Takeover Provisions	New Jersey law restricts the ability of certain persons to acquire control of a New Jersey corporation. In general, a corporation organized under the laws of New Jersey with its principal executive offices or significant business operations located in New Jersey (a “resident domestic corporation”) may not engage in a “business combination” with an “interested shareholder” for a period of five years following the date such shareholder first becomes an interested shareholder (“stock acquisition date”) unless (i) the business combination is approved by the board of directors prior to the stock acquisition date or (ii) the transaction or series of related transactions which caused the person to become an interested shareholder was approved by the board of directors of that resident domestic corporation prior to that	Pioneer has not opted out of Section 203 of the DGCL, which prohibits a defined set of transactions between a Delaware corporation, such as Pioneer, and an “interested stockholder.” An interested stockholder is generally defined as a person who, together with any affiliates or associates of such person “owns” (as defined in Section 203 of the DGCL, which includes direct and indirect beneficial ownership) 15% or more of the outstanding voting stock of a Delaware corporation. This provision may prohibit the corporation from engaging in a business combination with an interested stockholder for a period of three years after the time the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including certain mergers, consolidations, sales or

ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

interested shareholder’s stock acquisition date and any subsequent business combinations with that interested shareholder are approved by the board of directors of that resident domestic corporation, provided that any such subsequent business combination is approved by (1) the board of directors, or a committee of that board, consisting solely of persons who are not employees, officers, directors, shareholders, affiliates or associates of that interested shareholder (“independent directors”), and (2) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested shareholder.

Covered “business combinations” include certain mergers, dispositions of assets or shares and recapitalizations. An interested shareholder is generally (i) a shareholder that beneficially owns at least 10% of the voting power of a corporation’s outstanding shares or (ii) an affiliate or associate of the corporation that held a 10% or greater beneficial ownership interest in the corporation at any time within the prior five years.

In addition, after the prohibition during the first five years, a resident domestic corporation may not engage in a business combination with the interested shareholder other than (i) a business combination approved by the board of directors prior to the interested stockholder’s stock acquisition date; (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder; (iii) a business combination in which the interested shareholder pays a other dispositions of assets having an aggregate market value of 10% or more of the aggregate market value of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and certain other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation, result in the interested stockholder’s acquisition of stock of a direct or indirect majority-owned subsidiary of the corporation or the receipt of the interested stockholder of certain financial benefits. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by Pioneer’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of Pioneer not owned by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the Pioneer board and by the affirmative vote of 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

The Pioneer certificate of incorporation also contains a “fair price” provision that applies to certain business combination transactions involving any person or group that beneficially owns at least 10% of the aggregate voting power of Pioneer’s outstanding capital stock, referred to as a “related person.” The “fair price” provision requires the affirmative vote of the holders of (i) at least 80% of the voting power of

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder from the date the entity became an interested shareholder; or (iv) a business combination approved by the independent directors and the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested shareholder if the transaction or series of related transactions with the interested shareholder which caused the person to become an interested shareholder was approved by the board prior to the consummation of such transaction or series of transactions.

A resident domestic corporation may not opt out of the foregoing provisions.

There is no super-majority voting, fair price or similar provision in the ExxonMobil restated certificate of incorporation.

Pioneer’s outstanding capital stock entitled to vote generally in the election of directors, and (ii) at least 66 2⁄3% of the voting power of Pioneer outstanding capital stock entitled to vote generally in the election of directors that is not beneficially owned, directly or indirectly, by the related person to approve certain transactions between the related person and Pioneer or its subsidiaries, including any merger, consolidation or share exchange, any sale, lease, exchange, pledge or other disposition of its assets or its subsidiaries having a fair market value of at least $10 million, any transfer or issuance of its securities or its subsidiaries’ securities, any adoption of a plan or proposal by Pioneer of its voluntary liquidation or dissolution, certain reclassifications of its securities or recapitalizations or certain other transactions, in each case involving the related person. This voting requirement will not apply to certain transactions, including (i) any transaction in which the consideration to be received by the holders of each class or series of capital stock is (x) the same in form and amount as that paid in a tender offer in which the related person acquired at least 50% of the outstanding shares of such class or series and which was consummated not more than one year earlier, or (y) not less in amount than the highest per share price paid by the related person for shares of such class or series; and (ii) any transaction approved by Pioneer’s continuing directors.

Stockholder Vote on Fundamental or Extraordinary Corporate Transactions	New Jersey law provides that in the case of a corporation organized prior to January 1, 1969, a sale, lease, exchange or other disposition of all or substantially all of a corporation’s assets not in the usual and regular

Neither the Pioneer certificate of incorporation nor the Pioneer bylaws contains voting requirements for approval of mergers, sales or other fundamental or extraordinary corporate transactions that differ

	ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

course of its business, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the affirmative vote of the corporation’s board of directors and the affirmative vote of two-thirds of the votes cast by shareholders entitled to vote thereon, unless the corporation adopts by the affirmative vote of two-thirds of the votes cast by the holders of shares entitled to vote thereon a majority voting requirement.

ExxonMobil shareholders have previously adopted a majority voting requirement by the requisite shareholder approval, and the ExxonMobil restated certificate of incorporation provides that the following shareholder actions may be taken by the affirmative vote of a majority of the votes cast by the holders of shares of the corporation entitled to vote: (i) the adoption by shareholders of a proposed amendment of the certificate of incorporation; (ii) the adoption by shareholders of a proposed plan of merger or consolidation; (iii) the approval by shareholders of a sale, lease, exchange, or other disposition of all, or substantially all, of the assets of the corporation otherwise than in the usual and regular course of business as conducted by the corporation; and (iv) dissolution of the corporation.

from those related to ordinary course corporate actions.
Exclusive Forum	Under New Jersey law, a corporation may provide in its by-laws that the federal and state courts in New Jersey shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action by one or more shareholders asserting a claim of a breach of fiduciary duty owed by a director or officer, or former director or officer, to the	Unless Pioneer consents in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if such court does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Pioneer, (ii) any action asserting a claim for a breach of a fiduciary duty

ExxonMobil Shareholder Rights	Pioneer Stockholder Rights

corporation or its shareholders, or a breach of the certificate of incorporation or by-laws, (iii) any action brought by one or more shareholders asserting a claim against the corporation or its directors or officers, or former directors or officers, arising under the certificate of incorporation or New Jersey law, (iv) any other state law claim, including a class action asserting a breach of a duty to disclose, or a similar claim, brought by one or more shareholders against the corporation, its directors or officers, or its former directors or officers or (v) any other claim brought by one or more shareholders which is governed by the internal affairs or an analogous doctrine.

There is no exclusive forum provision in the ExxonMobil by-laws.

owed by any director, officer, other employee or agent stockholder of Pioneer to Pioneer or Pioneer’s stockholders, (iii) any action against Pioneer arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Delaware Court of Chancery, or (iv) any against Pioneer or any director, officer, other employee or agent of Pioneer asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Pioneer certificate of incorporation or the Pioneer bylaws, in each case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in any securities of Pioneer shall be deemed to have notice of and to have consented to the provisions of the bylaws.

In addition, unless Pioneer consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

EXPERTS

The financial statements of Exxon Mobil Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Exxon Mobil Corporation’s Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Pioneer Natural Resources Company appearing in Pioneer Natural Resources Company’s Annual Report (Form 10-K) for the year ended December 31, 2022, and the effectiveness of Pioneer Natural Resources Company’s internal control over financial reporting as of December 31, 2022 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain information contained in the documents Pioneer includes and incorporates by reference into this proxy statement/prospectus with respect to the oil and natural reserves associated with Pioneer’s natural gas and oil prospects is derived from the reports of Netherland, Sewell & Associates, Inc., independent petroleum engineers located in Dallas, Texas, and has been incorporated by reference into this proxy statement/prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2022, the information derived from the reports of Netherland, Sewell & Associates, Inc. is included under “Item 1. Business”, “Item 2. Properties” and “Unaudited Supplementary Information” of the Notes to Consolidated Financial Statements.

LEGAL MATTERS

The validity of the shares of ExxonMobil common stock to be issued to Pioneer stockholders pursuant to the Merger will be passed upon by James E. Parsons, Esq., ExxonMobil’s Executive Counsel – Corporate.

Certain U.S. federal income tax consequences relating to the transactions will be passed upon for ExxonMobil by Davis Polk and for Pioneer by Gibson Dunn.

FUTURE PIONEER STOCKHOLDER PROPOSALS

If the Merger Agreement is approved by the requisite vote of Pioneer’s stockholders and the Merger is completed, Pioneer will become a wholly owned subsidiary of ExxonMobil and, consequently, will not hold subsequent annual meetings of its stockholders. After the completion of the Merger, Pioneer stockholders would be entitled to participate, as stockholders of ExxonMobil following the Merger, in the annual meetings of the stockholders of ExxonMobil. ExxonMobil and Pioneer currently expect to complete the Merger in the first half of 2024.

If the Merger Agreement is not adopted by the requisite vote of holders of Pioneer common stock or if the Merger is otherwise not completed for any reason in 2024, Pioneer intends to hold an annual meeting of its stockholders in 2024. Pioneer’s proxy statement for the 2023 annual meeting of Pioneer stockholders contained information regarding presentation of stockholder proposals under Rule 14a-8 or other business or nominations at a 2024 annual meeting of Pioneer stockholders.

Any Pioneer stockholder who desires to submit a proposal for action at the 2024 annual meeting of Pioneer stockholders and wishes to have the proposal (“Rule 14a-8 Proposal”) included in Pioneer’s proxy materials must follow the procedures set forth in Rule 14a-8 under the Exchange Act and must submit the Rule 14a-8 Proposal to Pioneer at its principal executive offices no later than December 14, 2023, unless Pioneer notifies the stockholders otherwise. Only those Rule 14a-8 Proposals that are timely received by Pioneer and proper for stockholder action (and otherwise proper) will be included in Pioneer’s proxy materials. In addition, a Rule 14a-8 Proposal must comply with Article Nine of Pioneer’s certificate of incorporation and its bylaws.

Pioneer stockholders desiring to propose action at the 2024 annual meeting of Pioneer stockholders other than pursuant to Rule 14a-8 of the Exchange Act must comply with Article Nine of Pioneer’s certificate of incorporation and its bylaws. In order to submit business to be considered at an annual meeting, a Pioneer stockholder must submit written notice of the proposed business to Pioneer no later than 60 days before the annual meeting or, if later, ten days after the first public notice of the annual meeting is sent to Pioneer stockholders. If Pioneer does not receive such advance written notice, the stockholder proposal will be considered untimely. The stockholder and the stockholder’s written notice must comply with all the requirements set forth in the certificate of incorporation and bylaws of Pioneer, including setting forth all of the information required by the certificate of incorporation and the bylaws. The person presiding at the annual meeting will determine whether business is properly brought before the meeting and will not permit the consideration of any business not properly brought before the meeting.

Under Rule 14a-4(c) of the Exchange Act, the Pioneer board may exercise discretionary voting authority under proxies solicited by it with respect to any matter properly presented by a stockholder at the 2024 annual meeting of Pioneer stockholders that the stockholder does not seek to have included in Pioneer’s proxy statement if (except as described in the following sentence) the proxy statement discloses the nature of the matter and how the Pioneer board intends to exercise its discretion to vote on the matter, unless Pioneer is notified of the proposal on or before February 27, 2024, and the stockholder satisfies the other requirements of Rule 14a-4(c)(2). If Pioneer first receives notice of the matter after February 27, 2024, and the matter nonetheless is permitted to be presented at the 2024 annual meeting of Pioneer stockholders, the Pioneer board may exercise discretionary voting authority with respect to the matter without including any discussion of the matter in the proxy statement for the meeting. Pioneer reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with the requirements described above and other applicable requirements. “Discretionary voting authority” is the ability to vote proxies that stockholders have executed and submitted to Pioneer, on matters not specifically reflected in Pioneer’s proxy materials, and on which stockholders have not had an opportunity to vote by proxy.

Written requests for inclusion of any stockholder proposal should be addressed to the Corporate Secretary, Pioneer Natural Resources Company, 777 Hidden Ridge, Irving, Texas 75038. Pioneer suggests that stockholder proposals be sent by certified mail, return receipt requested.

WHERE YOU CAN FIND MORE INFORMATION

ExxonMobil has filed a registration statement on Form S-4 to register with the SEC the shares of ExxonMobil common stock to be issued to Pioneer stockholders in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of ExxonMobil in addition to being the proxy statement of Pioneer for the Special Meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about ExxonMobil and ExxonMobil common stock. The rules and regulations of the SEC allow ExxonMobil and Pioneer to omit certain information included in the registration statement from this proxy statement/prospectus.

ExxonMobil and Pioneer file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains a website that has reports, proxy and information statements and other information about ExxonMobil and Pioneer. The address of that site is https://www.sec.gov. The reports and other information filed by ExxonMobil and Pioneer with the SEC are also available at their respective websites, which are https://corporate.exxonmobil.com and https://www.pxd.com. Information on these websites is not part of this proxy statement/prospectus.

The SEC allows ExxonMobil and Pioneer to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that ExxonMobil and Pioneer have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and until the date that the offering is terminated (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about ExxonMobil and Pioneer and their respective financial performance.

This proxy statement/prospectus incorporates by reference the documents set forth below previously filed with the SEC:

•	Pioneer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 23, 2023.

•	ExxonMobil’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 22, 2023.

•

Pioneer’s Current Reports on Form 8-K filed on December 19, 2023, December 5, 2023, November 17, 2023, November  2, 2023, October 11, 2023 (SEC Accession No.  0001193125-23-253935), October 11, 2023 (SEC Accession No. 0001193125-23-254221), September  6, 2023, August  1, 2023, July  20, 2023, June  20, 2023, May  31, 2023, May  30, 2023, April  26, 2023, April  18, 2023, March  29, 2023, March  2, 2023, February  22, 2023, February  13, 2023, January  26, 2023, and January 5, 2023 (other than the portions of those documents not deemed to be filed).

•

ExxonMobil’s Current Reports on Form 8-K filed on January 4, 2024, December 6, 2023, November  15, 2023, November  7, 2023, November  2, 2023, October 27, 2023, October 20, 2023, October  11, 2023, October  4, 2023, July  28, 2023, July  13, 2023, July  5, 2023, June  6, 2023, April  28, 2023, April  4, 2023, February  24, 2023, January  31, 2023, January  26, 2023 and January 4, 2023 (other than the portions of those documents not deemed to be filed).

•	Pioneer’s Definitive Proxy Statement on Schedule 14A for Pioneer’s 2023 annual stockholder meeting, filed on April 13, 2023.

•	ExxonMobil’s Definitive Proxy Statement on Schedule 14A for ExxonMobil’s 2023 annual meeting, filed on April 13, 2023.

•	Pioneer’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, filed on April 27, 2023, August 1, 2023 and November 2, 2023, respectively.

•	ExxonMobil’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023, filed on May 2, 2023, August 1, 2023 and October 31, 2023, respectively.

•	Any description of shares of ExxonMobil stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

•	Any description of shares of Pioneer stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

ExxonMobil has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to ExxonMobil, and Pioneer has supplied all such information relating to Pioneer.

Documents incorporated by reference are available from ExxonMobil or Pioneer, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. ExxonMobil shareholders or Pioneer stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

EXXON MOBIL CORPORATION

22777 Springwoods Village Parkway

Spring, Texas 77389-1425

Attention: Investor Relations

Telephone: (972) 940-6000 (General)

Email: investor.relations@exxonmobil.com

PIONEER NATURAL RESOURCES COMPANY

777 Hidden Ridge

Irving, Texas 75038

Attention: Investor Relations

Telephone: (972) 969-4019

Email: media@pxd.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting. Therefore, if you would like to request documents from ExxonMobil or Pioneer, please do so by January 31, 2024 in order to receive them before the Special Meeting.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus to vote on the approval of the Merger Agreement Proposal and the approval of the Advisory Compensation Proposal. Neither ExxonMobil nor Pioneer has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction in which offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated January 5, 2024. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Pioneer stockholders nor the issuance of shares of ExxonMobil common stock in the Merger will create any implication to the contrary.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

October 10, 2023

by and among

PIONEER NATURAL RESOURCES COMPANY,

EXXON MOBIL CORPORATION,

and

SPQR, LLC

A-i

A-ii

Exhibit A – Certificate of Incorporation of Surviving Corporation
Exhibit B – Bylaws of Surviving Corporation

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 10, 2023 by and among Pioneer Natural Resources Company, a Delaware corporation (the “Company”), Exxon Mobil Corporation, a New Jersey corporation (“Parent”), and SPQR, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors of the Company, Parent (or a committee thereof) and Merger Sub have approved and declared advisable the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties hereto intend that the Merger (as defined below) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”) and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01.    Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“2026 1.125% / 2031 2.150% Notes Indenture” means the Base Indenture, as supplemented by the Fourth Supplemental Indenture, dated January 29, 2021, by and between the Company and Wells Fargo Bank, N.A., as trustee.

“2026 5.100% Notes Indenture” means the Base Indenture, as supplemented by the Sixth Supplemental Indenture, dated as of March 29, 2023, between the Company and Computershare Trust Company, N.A., as trustee.

“2028 7.200% Notes Indenture” means the Indenture, dated as of January 13, 1998, between the Company and The Bank of New York, as trustee.

“2030 1.900% Notes Indenture” means the Base Indenture, as supplemented by the Third Supplemental Indenture, dated August 11, 2020, by and between the Company and Wells Fargo Bank, N.A., as trustee.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal, including any amendments, adjustments, changes, revisions and supplements thereto, from any Third Party relating to, in a single transaction or a series of related transactions, (i) any acquisition or purchase, directly or indirectly, of assets constituting 20% or more of the consolidated assets of the Company and its Subsidiaries or securities constituting 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries with respect to which such Subsidiaries’ assets, individually or in the aggregate, constitute, directly or indirectly, 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or (iii) a merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any action, cause of action, suit, audit, litigation, arbitration, mediation, complaint, citation, claim (including any crossclaim or counterclaim), written demand, subpoena, enforcement action or proceeding (including any civil, criminal, administrative, regulatory, appellate or other proceeding), whether at equity or at law, in contract, in tort or otherwise.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under common control with such Person.

“Antitrust Action” means any action (including divestitures, hold separate arrangements, consent decrees, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations) with respect to the Company, Parent and their respective Affiliates that is required by any Governmental Authority to provide its approval, consent, registration, permit, authorization, clearance, or other confirmation under Antitrust Laws for the consummation of the transactions contemplated by this Agreement, and litigation with respect to the foregoing.

“Antitrust Laws” means all Applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition or restraint of trade, including the HSR Act.

“Applicable Data Protection Laws” means all Applicable Laws relating to data privacy, data protection, cybersecurity and/or data security, including, without limitation, if applicable, the Strengthening American Cybersecurity Act of 2022, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the EU General Data Protection Regulation 2016/679 and the equivalent thereof under the laws of the United Kingdom.

“Applicable Data Protection Requirements” means all (i) Applicable Data Protection Laws and (ii) internal and external policies, binding industry standards, and restrictions and requirements contained in any Contract to which the Company or any of its Subsidiaries is bound, in each case, relating to data privacy, data protection, cybersecurity and/or the processing of Personal Information.

“Applicable Law” means, with respect to any Person, any federal, state, local, foreign, international or transnational law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, directive, order, permit, injunction, judgment, award, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, in each case, as amended unless expressly specified otherwise.

“Base Indenture” means the Indenture, dated June 26, 2012, between the Company and Wells Fargo Bank, National Association, as trustee.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor union or other, similar authorized employee representative representing Service Providers.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means June 30, 2023.

“Company Credit Agreement” means that certain Credit Agreement, dated as of October 24, 2018, by and among the Company, as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent, and the other agents and lenders party thereto from time to time, as amended, supplemented or otherwise modified from time to time, including by the First Amendment thereto, dated as of January 12, 2021 and the Second Amendment thereto, dated as of May 26, 2023.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company DSU” means a restricted stock unit issued by the Company to a non-employee member of the Company Board pursuant to, or otherwise governed by, the Equity Plans, pursuant to which the holder has made an election to defer the receipt of Company Shares (or an equivalent amount in cash) upon the settlement of such unit.

“Company Employee” means any employee of the Company or any of its Subsidiaries.

“Company IP” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the condition (financial or otherwise), business, assets, or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any event, circumstance, development, occurrence, fact, condition, effect or change to the extent arising or resulting from (A) changes, developments or conditions after the date hereof in the general economic or political conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates, (B) changes generally affecting the industries in which the Company and its Subsidiaries operate, (C) changes or proposed changes in Applicable Law or interpretations thereof or regulatory conditions or any changes in the enforcement thereof, including changes in tax law, interpretations and regulations after the date hereof, (D) changes or proposed changes in GAAP or other accounting standards or interpretations thereof, (E) changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases and other commodities, (F) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, (G) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, floods or other natural disasters or other comparable events), (H) pandemic (including the

COVID-19 pandemic), (I) any change, in and of itself, in the market price or trading volume of the Company’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause of such change has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (M) hereof, (J) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, regulators, partners or other Persons, or any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause (J) shall not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated hereby), (K) any failure of any of the Company or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (M) hereof), (L) any action taken by the Company or any of its Subsidiaries that is expressly required by this Agreement or any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent or (M) any Antitrust Actions; provided, however, that if any event, circumstance, development, occurrence, fact, condition, effect or change described in any of clauses (A) through (H) has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, such disproportionate effect shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement.

“Company Opinion” means a tax opinion letter from Gibson, Dunn & Crutcher LLP, counsel to the Company (“Gibson Dunn”), or another nationally recognized law firm reasonably satisfactory to the Company (Gibson Dunn or such other nationally recognized law firm, as applicable, “Company Opinion Counsel”), addressed to the Company, dated the Closing Date, that sets forth Company Opinion Counsel’s opinion that (i) the Merger will qualify, as of the Closing, as a reorganization within the meaning of Section 368(a)(1)(B) of the Code and (ii) each of the Company and Parent will be, as of the Closing, a “party to the reorganization” within the meaning of Section 368(b) of the Code.

“Company Opinion Counsel” has the meaning set forth in the definition of “Company Opinion.”

“Company Performance Unit” means a performance unit issued by the Company pursuant to, or otherwise governed by, the Equity Plans, that vests (in whole or in part) upon the achievement of one or more previously established but not yet satisfied performance goals (notwithstanding that the vesting of such performance unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Company Shares (or an equivalent amount in cash) after the vesting or lapse of restrictions applicable to such unit.

“Company Restricted Stock” means each unvested restricted Company Share issued by the Company pursuant to, or otherwise governed by, the Equity Plans that vests solely upon the continued service of the holder over a specified period of time.

“Company RSU” means a restricted stock unit issued by the Company pursuant to, or otherwise governed by, the Equity Plans that vests solely upon the continued service of the holder over a specified period of time (including any such unit subject to previously satisfied performance goals), pursuant to which the holder has a right to receive Company Shares (or an equivalent amount in cash) after the vesting or lapse of restrictions applicable to such unit.

“Contract” means any contract, agreement, lease, sublease, occupancy agreement, license, sublicense, indenture, note, bond, loan, mortgage, deed of trust, concession, franchise, Permit or other binding instrument, commitment or undertaking, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto.

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Convertible Notes” means the 0.250% convertible senior notes of the Company issued pursuant to the Convertible Notes Indenture.

“Convertible Notes Indenture” means the Indenture, dated as of May 14, 2020, by and between the Company and Wells Fargo Bank, N.A., as trustee.

“COVID-19” means the disease caused by the SARS-CoV-2 virus.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or any other Applicable Law related to COVID-19.

“COVID-19 Response” means any reasonable action that is necessary to be taken in response to any COVID-19 Measures, including the establishment of any reasonably necessary policy, procedure or protocol.

“Davis Polk” has the meaning set forth in the definition of “Parent Opinion.”

“Derivative” means a derivative transaction within the coverage of SFAS No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, whether real or synthetic, including collateralized mortgage or debt obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transactions.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Limited Liability Company Act of the State of Delaware.

“Employee Holder” means each holder of Company RSUs, Company Performance Units and/or Company Restricted Stock, as applicable, who is a current or former employee of the Company or any of its Subsidiaries.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether or not written, that is sponsored, maintained, administered, contributed to, or entered into, by the Company, any of its Subsidiaries or any of their ERISA Affiliates (or any predecessor of such entity) for the current or future benefit of any current or former Service

Provider or with respect to which the Company, any of its Subsidiaries or any of their ERISA Affiliates (or any predecessor of such entity) has or would reasonably be expected to have any direct or indirect liability. For the avoidance of doubt, a Collective Bargaining Agreement shall not constitute an agreement for purposes of clauses (ii) and (iii) above.

“Environment” means any air (whether ambient outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life and any other natural resources.

“Environmental Laws” means any Applicable Laws (including common law), or any legally binding consent order or decree issued by any Governmental Authority, relating to protection of the Environment, the prevention of pollution, the containment, clean-up, preservation, protection and reclamation of the Environment, health and safety (as it relates to exposure to Hazardous Substances) or to the presence, generation, use, management, transportation, storage, disposal, treatment or release of Hazardous Substances.

“Environmental Permits” means all Permits required under Environmental Laws.

“Equity Plans” means the Company’s Amended and Restated 2006 Long-Term Incentive Plan, as amended, the Amended and Restated Parsley Energy, Inc. 2014 Long Term Incentive Plan and the Jagged Peak Energy Inc. 2017 Long Term Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“ESPP” means the Company Employee Stock Purchase Plan (amended and restated effective as of December 1, 2022).

“GAAP” means generally accepted accounting principles in the United States.

“Gibson Dunn” has the meaning set forth in the definition of “Company Opinion.”

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial, local or other governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, in each case, that is regulated under any Environmental Law, including (i) petroleum and petroleum products, including crude oil and any fractions thereof, (ii) natural gas, synthetic gas and any mixtures thereof, (iii) polychlorinated biphenyls, (iv) asbestos or asbestos-containing materials, (v) radioactive materials, (vi) produced waters and (vii) per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous or any combination thereof.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money; (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) pursuant to securitization or factoring programs or arrangements; (iv) pursuant to guarantees of any Indebtedness of any other Person (other than between or among any of the Company and its wholly owned Subsidiaries); (v) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (vi) letters of credit and bank guarantees entered into by or on behalf of such Person.

“Indentures” means, collectively, the Senior Notes Indentures and the Convertible Notes Indenture.

“Intellectual Property” means any and all intellectual property rights or similar proprietary rights arising from or under the Applicable Laws of the United States or any other jurisdiction, including rights in all of the following: (i) trademarks, service marks, trade names, slogans, logos, brand names, certification marks, trade dress, domain names, social media identifiers and accounts, and other indications of origin (whether or not registered), the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions, whether patentable or not, all improvements thereto, statutory invention registrations, utility models, supplementary protection certificates, patents, applications for patents (including divisions, continuations, continuations in part, provisionals, and renewal applications), and any renewals, reexaminations, substitutions, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) copyrightable writings and other copyrightable works, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals, reversions, restorations, derivative works or extensions in connection with the foregoing, now or hereafter provided by Applicable Law, regardless of the medium of fixation or means of expression, (v) moral rights, data and database rights, design rights, industrial property rights, publicity rights and privacy rights, (vi) computer software (including source code, object code, firmware, operating systems and specifications) and (vii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“IT Assets” means information technology devices, computers, computer software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology equipment, and all associated documentation, owned by, or licensed or leased to, the Company or any of its Subsidiaries, including any and all such assets relating to any Pipelines owned or operated by the Company or any of its Subsidiaries.

“Knowledge” means (i) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a)(i) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a)(ii) of the Parent Disclosure Schedule.

“Licensed IP” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to the Company or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, sublicense, pledge, option, hypothecation, adverse right, restriction, charge, security interest, right of first refusal, restriction on transfer and assignment, encumbrance or other adverse claim of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Applicable Law, Contract or otherwise) capable of becoming any of the foregoing, in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own, subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“made available to Parent” means that such information, document or material was: (i) included in the Company SEC Documents and publicly available on the SEC EDGAR database at least 24 hours prior to the execution of this Agreement; (ii) made available for review by Parent or Parent’s representatives at least 24 hours prior to the execution of this Agreement in the virtual “data room” hosted by Intralinks and maintained by the Company in connection with this Agreement; or (iii) provided by the Company or its Representatives via email to Parent or its Representatives at least 24 hours prior to the execution of this Agreement.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Non-Employee Holder” means each holder of Company RSUs, Company DSUs, Company Performance Units and/or Company Restricted Stock, as applicable, who is not a current or former employee of the Company or any of its Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases, grants, transfers, conveys, assigns or licenses or otherwise acquires or obtains rights to investigate, explore, prospect, drill and produce Hydrocarbons, including casinghead gas, casinghead gasoline, gas-condensate and other minerals from real property interests.

“Oil and Gas Properties” means (i) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water, or storage of such said interests and similar properties of any kind and nature, including all Oil and Gas Leases and interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and mineral interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participatory royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds and, in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations and concessions; and (ii) all Wells located on or producing from or injecting on any of the Oil and Gas Leases, Units or mineral interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof).

“ordinary course of business” means any action taken by the Company or any of its Subsidiaries in the ordinary course of the Company’s and its Subsidiaries’ business substantially consistent with past practice.

“Parent Balance Sheet Date” means June 30, 2023.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent and Merger Sub to the Company.

“Parent Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the condition (financial or otherwise), business, assets, or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any event, circumstance, development, occurrence, fact, condition, effect or change to the extent arising or resulting from (A) changes, developments or conditions after the date hereof in the general economic or political conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates, (B) changes generally affecting the industries in which Parent and its Subsidiaries operate, (C) changes or proposed changes in Applicable Law or interpretations thereof or regulatory conditions or any changes in the enforcement thereof, including changes in tax law, interpretations and regulations after the date hereof, (D) changes or proposed changes in GAAP or other accounting standards or interpretations thereof, (E) changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases, and other commodities, (F) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, (G) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, floods or other natural disasters or other comparable events), (H) pandemic (including the COVID-19 pandemic), (I) any change, in and of itself, in the market price or trading volume of Parent’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause of such change has resulted in, or would reasonably be expected to result in, a Parent Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (M) hereof, (J) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, regulators, partners or other Persons, or any action or claim made or brought by any of the current or former stockholders of Parent (or on their behalf or on behalf of Parent) against Parent or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause (J) shall not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated hereby), (K) any failure of any of Parent or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (M) hereof), (L) any action taken by Parent or any of its Subsidiaries that is expressly required by this Agreement or (M) any Antitrust Actions; provided, however, that if any event, circumstance, development, occurrence, fact, condition, effect or change described in any of clauses (A) through (H) has a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, such disproportionate effect shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, or (ii) the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

“Parent Opinion” means a tax opinion letter from Davis Polk & Wardwell LLP (“Davis Polk”), or another nationally recognized law firm reasonably satisfactory to Parent (Davis Polk or such other nationally recognized law firm, as applicable, “Parent Opinion Counsel”), addressed to Parent, dated the Closing Date, that sets forth Parent Opinion Counsel’s opinion that (i) the Merger will qualify, as of the Closing, as a reorganization within the meaning of Section 368(a)(1)(B) of the Code and (ii) each of the Company and Parent will be, as of the Closing, a “party to the reorganization” within the meaning of Section 368(b) of the Code.

“Parent Opinion Counsel” has the meaning set forth in the definition of “Parent Opinion.”

“Parsley Notes Indenture” means the Indenture, dated February 11, 2020, among Parsley Energy, LLC, Parsley Finance Corp., the subsidiary guarantors named therein and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture thereto dated January 26, 2021.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” means each grant, license, franchise, permit, easement, variance, exception, exemption, waiver, consent, certificate, certification, registration, accreditation, approval, order, qualification or other similar authorization of any Governmental Authority.

“Permitted Liens” means: (i) carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’ and vendors’ liens and other similar Liens, if any, arising or incurred in the ordinary course of business that do not, individually or in the aggregate, materially impair or interfere with the use of the subject assets or otherwise materially impair business operations as presently conducted; (ii) Liens for Taxes not yet delinquent or, if delinquent, that are being contested in good faith by appropriate actions and that are adequately reserved for as of the date hereof in the applicable financial statements of the Company in accordance with GAAP; (iii) applicable zoning, planning, entitlement, conservation restrictions, land use restrictions, building codes and other governmental rules and regulations imposed by a Governmental Authority having jurisdiction over the real property, none of which would reasonably be expected to have an adverse impact on the Company’s conduct of its business; (iv) the terms and conditions of the leases, subleases, licenses, sublicenses or other occupancy agreements pursuant to which the Company or any of its Subsidiaries is a tenant, subtenant or occupant (other than in connection with any breach thereof) that do not, and would not be reasonably expected to, materially impair or interfere with the use of the subject assets or otherwise materially impair business operations as presently conducted; (v) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; (vi) to the extent not applicable to the transactions contemplated by this Agreement or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts that have been made available to Parent prior to the date hereof and would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents; (vii) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Independent Reserve Report Letter; (viii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Lien (a) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (b) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby; (ix) any Liens discharged at or prior to the Effective Time; (x) any Liens arising under the Company Credit Agreement; and (xi) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights of way, covenants, restrictions and other similar matters that (a) would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, (b) would not, individually or in the aggregate, reduce the net revenue interest share of the Company and its Subsidiaries in any Oil and Gas Lease below the net revenue interest share shown in the Company Independent Reserve Report Letter with respect to such Oil and Gas Lease, or increase the working interest of the Company and its Subsidiaries (without at least a proportionate increase in net revenue interest) in any Oil and Gas Lease above the working interest shown on the Company Independent Reserve Report Letter with respect to such Oil and Gas Lease and (c) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority or any “group” within the meaning of Section 13(d) of the 1934 Act.

“Personal Information” means “personal information,” “personally identifiable information,” “personal data,” and any terms of similar import, including, but not limited to, information that relates to a person’s name, health, finances, education, business, use or receipt of governmental services or other activities, addresses, telephone numbers, social security numbers, driver license numbers, other identifying numbers, and any financial identifiers.

“Pipeline” means all parts of those physical facilities through which Hydrocarbons, water, gas, Hazardous Substances or carbon dioxide moves in transportation and includes, but is not limited to, line pipe, valves and other appurtenances attached to the pipe, pumping/compressor units and associated fabricated units, metering, regulating, and delivery stations, and holders and fabricated assemblies located therein and breakout tanks.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment.

“Representative” means, with respect to any Person, the officers, directors, employees, investment bankers, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Senior Notes” means, collectively, (i) the 5.100% senior notes due 2026 issued pursuant to the 2026 5.100% Notes Indenture, (ii) 1.125% senior notes due 2026 issued pursuant to the 2026 1.125% / 2031 2.150% Notes Indenture, (iii) 7.200% senior notes due 2028 issued pursuant to the 2028 7.200% Notes Indenture, (iv) 1.900% senior notes due 2030 issued pursuant to the 2030 1.900% Notes Indenture, (v) 2.150% senior notes due 2031 issued pursuant to the 2026 1.125% / 2031 2.150% Notes Indenture and (vi) the 4.125% senior notes due 2028 issued pursuant to the Parsley Notes Indenture.

“Senior Notes Indentures” means, collectively, (i) the 2026 5.100% Notes Indenture, (ii) the 2026 1.125% / 2031 2.150% Notes Indenture, (iii) the 2028 7.200% Notes Indenture, (iv) the 2030 1.900% Notes Indenture and (v) the Parsley Notes Indenture.

“Service Provider” means any director, officer or employee of the Company or any of its Subsidiaries or any individual directly (or through an alter ego entity) engaged by the Company or any of its Subsidiaries as an independent contractor.

“Subsidiary” means, with respect to any Person, any Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned or controlled by such Person.

“Tax” (and, with correlative meaning, “Taxes”) means all U.S. federal, state, local or non-U.S. taxes (including assessments, duties, levies, imposts or other similar charges in the nature of a tax) imposed by a Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise profits, withholding (including backup withholding), social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or any other tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount, whether disputed or not, and any liability for any of the foregoing by reason of (i) assumption, transferee or successor liability or operation of Applicable Law, or (ii) being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries is determined or taken into account with reference to the activities of any other Person.

“Tax Return” means any report, return, document, claim for refund, information return, declaration or statement or filing with respect to Taxes (and any amendments thereof), including any schedules or documents with respect thereto.

“Tax Sharing Agreement” means any agreement or arrangement binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing, indemnification or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than customary Tax sharing or indemnification provisions contained in an agreement entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes).

“Third Party” means any Person other than Parent or any of its Subsidiaries.

“Title IV Plan” means any Employee Plan that is subject to Title IV of ERISA.

“Trade Secrets” means trade secrets and other confidential know-how and confidential information and rights in any jurisdiction, including formulae, concepts, methods, techniques, procedures, processes (including manufacturing and production processes), algorithms, schematics, prototypes, models, designs, and business information (including customer lists and supplier lists, financial and marketing plans, and pricing and cost information).

“Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

“WARN” means the Worker Adjustment and Retraining Notification Act and any similar, applicable foreign, state or local law.

“Wells” means all Hydrocarbon wells, whether producing, operating, injecting, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any Unit that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all Hydrocarbon production from such well.

(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03(b)
Agreement	Preamble
Applicable Date	4.07(a)
Burdensome Condition	8.01(c)
Certificates	2.03(a)
Closing	2.01(b)
Closing Date	2.01(b)
Company	Preamble
Company 401(k) Plan	7.04(d)
Company Board	4.02(b)
Company Board Recommendation	4.02(b)
Company Designees	8.12(a)
Company Dividend Policy	6.01(c)
Company DSU Consideration	2.04(b)
Company Equity Award Consideration	2.04(d)
Company Indebtedness Payoff Amount	8.11(a)
Company Independent Petroleum Engineers	4.21(a)
Company Independent Reserve Report Letter	4.21(a)
Company Meeting	4.09(a)
Company Performance Unit Consideration	2.04(c)
Company Preferred Stock	4.05(a)
Company Restricted Stock Consideration	2.04(d)

Term	Section
Company RSU Consideration	2.04(a)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Shares	2.02(a)
Company Subsidiary Securities	4.06(b)
Confidentiality Agreement	6.02
Continuation Period	7.04(b)
Continuing Employee	7.04(b)
Data Breach	4.16(c)
Defensible Title	4.21(a)
D&O Insurance	7.03(c)
Effective Time	2.01(c)
Electronic Delivery	11.10
email	11.01
End Date	10.01(b)(i)
Excess Shares	2.06
Exchange Agent	2.03(a)
Indemnified Person	7.03(a)(i)
Initial End Date	10.01(b)(i)
Intervening Event	6.03(c)(ii)
IRS	4.18(a)
Lease	4.15(b)
Material Contract	4.22(b)
Measurement Date	4.05(a)
Merger	2.01(a)
Merger Consideration	2.02(a)
Merger Sub	Preamble
Parent	Preamble
Parent 401(k) Plan	7.04(d)
Parent Board	8.12(a)
Parent Preferred Stock	5.05(a)
Parent SEC Documents	5.07(a)
Parent Securities	5.05(b)
Parent Shares	2.02(a)
Parent Subsidiary Securities	5.06(b)
Proxy Statement/Prospectus	4.09(a)
Registered IP	4.16(a)
Registration Statement	4.09(a)
Requisite Company Vote	4.02(a)
Rights-of-Way	4.15(c)
Rollover RSU Award	2.04(a)
Sanctions	4.12(c)
Significant Subsidiary	5.06(a)
Superior Proposal	6.03(f)
Surviving Corporation	2.01(a)
Termination Fee	11.04(b)(i)
Transfer Taxes	2.03(c)
Treasury Regulations	Recitals
Uncertificated Shares	2.03(a)

Section 1.02.    Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules (including the Company Disclosure Schedule and the Parent Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and, if applicable, to any rules, regulations or interpretations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified, supplemented, extended or renewed from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedule hereto (including the Company Disclosure Schedule and the Parent Disclosure Schedule), all such amendments, modifications, supplements, extensions or renewals must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

ARTICLE 2

THE MERGER

Section 2.01.    The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall merge (the “Merger”) with and into the Company in accordance with the DGCL and the DLLCA, whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation as a wholly owned Subsidiary of Parent (the “Surviving Corporation”).

(b)    Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than four (4) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place (or by means of remote communication), at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the “Closing Date”).

(c)    At the Closing, the Company and Merger Sub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL and the DLLCA in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d)    From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL and the DLLCA.

Section 2.02.    Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Shares or any holder of limited liability company interests of Merger Sub:

(a)    Except as otherwise provided in Section 2.02(b) or Section 2.02(d), each share of common stock of the Company, par value $0.01 per share (each a “Company Share” and collectively, the “Company Shares”), outstanding immediately prior to the Effective Time (including the Company Restricted Stock which shall also be governed by Section 2.04(d) below) shall be converted into the right to receive 2.3234 shares of common stock of Parent, each without par value (each a “Parent Share” and collectively, the “Parent Shares”) (together with any cash proceeds from the sale of fractional Parent Shares as specified in Section 2.06, the “Merger Consideration”). As of the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(f), in each case, to be issued or paid in accordance with Section 2.03, without interest and subject to any withholding of Taxes required by Applicable Law.

(b)    Each Company Share held by the Company as treasury stock (other than Company Shares subject to or issuable in connection with an Employee Plan of the Company) or owned by Parent or Merger Sub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)    The limited liability company interests of Merger Sub outstanding immediately prior to the Effective Time shall collectively be converted into and become 1,000 shares of common stock of the Surviving Corporation.

(d)    Each Company Share held by any Subsidiary of either the Company or Parent (other than Merger Sub) immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

Section 2.03.    Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint a nationally recognized financial institution reasonably acceptable to Parent and the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Company Shares (the “Certificates”) or (ii) uncertificated Company Shares (the “Uncertificated Shares”). The Exchange Agent agreement pursuant to which Parent shall appoint the Exchange Agent shall be in form and substance reasonably acceptable to the Company and Parent. At or prior to the Effective Time, Parent shall deposit with, or otherwise make available to, the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (other than the Company Restricted Stock) and the Company Equity Award Consideration in respect of the Non-Employee Holders (and, if determined by Parent pursuant to Section 2.04(d), all or a portion of the Company Equity Award Consideration to all or a portion of the Employee Holders). Parent agrees to make available to the Exchange Agent, from time to time as needed, any dividends or distributions to which such holder is entitled pursuant to Section 2.03(f). Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of Company Shares at the Effective Time (other than the Company Restricted Stock), a letter of transmittal and instructions in customary form and reasonably acceptable to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Uncertificated Shares to the Exchange Agent and shall include customary provisions with respect to delivery of an “agent’s message” regarding book-entry transfer of Uncertificated Shares) for use in such exchange. Such letter of transmittal shall be in the form and have such provisions as Parent and the Company may reasonably agree.

(b)    Each holder of Company Shares that have been converted into the right to receive the Merger Consideration (other than the Company Restricted Stock) shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each such Company Share represented by such Certificate or for each such Uncertificated Share. The Parent Shares constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(f). At the time set forth in Section 2.04(e), each Non-Employee Holder shall be entitled to receive such Non-Employee Holder’s Company Equity Award Consideration and, if determined by Parent pursuant to Section 2.04(e), all or a portion of the Company Equity Award Consideration payable to all or a portion of the Employee Holders shall be paid pursuant to this Section 2.03. No interest shall be paid or shall accrue on any cash payable upon surrender of any Company Shares or upon the Company Equity Award Consideration.

(c)    If any portion of the Merger Consideration (other than in respect of the Company Restricted Stock) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any Transfer Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent and Parent that such Transfer Tax has been paid or is not payable. The payment of any transfer, documentary, sales, use, stamp, registration, value-added and other Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred solely by a holder of Company Shares in connection with the Merger and any other transactions contemplated hereby, and the filing of any related Tax Returns, shall be the sole responsibility of such holder.

(d)    After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)    Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Company Shares that have been converted into the right to receive the Merger Consideration nine months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Company Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for, and Parent shall remain liable for, payment of the Merger Consideration and any dividends and distributions with respect thereto pursuant to Section 2.03(f), in respect of such Company Shares without any interest thereon and subject to any withholding of Taxes required by Applicable Law in accordance with this Section 2.03(e). Notwithstanding the foregoing, Parent shall not be liable to any holder of Company Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Company Shares that have been converted into the right to receive the Merger Consideration two (2) years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)    No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash proceeds from the sale of fractional shares as provided in Section 2.06, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.03. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, the amount of any cash proceeds from the sale of fractional shares to which such Person is entitled pursuant to Section 2.06 and, at the time of such surrender or transfer, the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender or transfer with respect to such securities.

Section 2.04.    Treatment of Company Equity Awards and ESPP. (a) At or immediately prior to the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, (i) each Company RSU (other than any Company RSU granted on or after the date of this Agreement that is unvested as of immediately prior to the Effective Time) outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall be canceled and converted into the right to receive the Merger Consideration in respect of the total number of Company Shares subject to such Company RSU (the “Company RSU Consideration”) and (ii) each Company RSU granted on or after the date of this Agreement that is unvested and outstanding as of immediately prior to the Effective Time (each, a “Rollover RSU Award”) shall be canceled and converted into a restricted stock unit award with respect to a number of Parent Shares equal to the product obtained by multiplying (x) the number of Company Shares underlying such Rollover RSU Award as of immediately prior to the Effective Time by (y) the Merger Consideration (rounded down to the nearest whole share), and the contractual obligations in respect of each such converted Rollover RSU Award shall be expressly assumed by Parent and shall be subject to the vesting schedule set forth on Item 7 of Section 6.01(m) of the Company Disclosure Schedule. The payment of the Company RSU Consideration and the Rollover RSU Award shall be subject to withholding for all Taxes required by Applicable Law.

(b)    At or immediately prior to the Effective Time, each Company DSU outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled and converted into the right to receive the Merger Consideration in respect of the total number of Company Shares subject to such Company DSU (the “Company DSU Consideration”). The payment of the Company DSU Consideration shall be subject to withholding for all Taxes required by Applicable Law.

(c)    At or immediately prior to the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, each Company Performance Unit outstanding as of immediately prior to the Effective Time shall be canceled and converted into the right to receive the Merger Consideration and all accrued dividend equivalents in respect of the total number of Company Shares subject to such Company Performance Unit that are deemed vested based on the maximum level of performance (the “Company Performance Unit Consideration”). The payment of the Company Performance Unit Consideration shall be subject to withholding for all Taxes required by Applicable Law.

(d)    Immediately prior to the Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, (i) each share of Company Restricted Stock outstanding as of immediately prior to the Effective Time (whether vested or unvested) shall become fully vested as of immediately prior to the Effective Time, (ii) the Company shall withhold from such vested Company Shares (and from any other Company Shares that have previously vested but which have not yet been subject to Tax withholding) a number of Company Shares necessary to satisfy any required Tax withholding and (iii) the remainder of such Company Shares shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) (the “Company Restricted Stock Consideration” and, together with the Company RSU Consideration, Company DSU Consideration, and Company Performance Unit Consideration, the “Company Equity Award Consideration”). The Company shall remit to the appropriate taxing authority any required Tax withholding in respect of vested Company Restricted Stock.

(e)    As promptly as practicable and, in any event, no later than thirty (30) days following the Effective Time (or, with respect to any Company RSUs, Company DSUs and/or Company Performance Units that constitute nonqualified deferred compensation subject to (and within the meaning of) Section 409A of the Code, at the earliest practicable time permitted under the applicable Employee Plan or Section 409A of the Code that will not trigger a Tax or penalty under Section 409A of the Code), Parent shall pay or cause to be paid to the applicable holders of Company RSUs, Company DSUs, Company Performance Units and/or Company Restricted Stock all Company Equity Award Consideration. Notwithstanding the foregoing, in the case of any payment owed to a Non-Employee Holder, the applicable payments shall be made through the Exchange Agent pursuant to Section 2.03, and Parent, in its sole discretion, shall be permitted to determine to pay all or any portion of the Company Equity Award Consideration to all or a portion of the Employee Holders through the Exchange Agent pursuant to Section 2.03.

(f)    As soon as practicable following the date of this Agreement and in any event, at least five (5) days prior to the Effective Time, the Company Board shall adopt resolutions or take all other actions as may be required to provide that: (i) no new participants will commence participation in the ESPP after the date of this Agreement; and (ii) no participant in the ESPP shall be allowed to increase his or her payroll contribution rate in effect as of the date of this Agreement or make separate non-payroll contributions following the date of this Agreement (provided that continuing elections in accordance with Section 6(g) of the ESPP are expressly permitted). With respect to each “option period” that would otherwise be in effect on the Closing Date, the Company shall take action to provide that such “option period” shall terminate on the date immediately preceding the Closing Date, and the Company shall apply the funds credited as of such date under the ESPP to each participant’s payroll withholding account under the ESPP to the purchase of whole Company Shares in accordance with the terms of the ESPP, which Company Shares shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) and shall be paid through the Exchange Agent pursuant to Section 2.03. The Company shall take all action to terminate the ESPP no later than immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger).

(g)    At or prior to the Effective Time, (i) the Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 2.04 and (ii) Parent shall take all corporate actions that are necessary for the assumption of the Rollover RSU Awards pursuant to Section 2.04(a), including the reservation, issuance and listing of Parent Shares as necessary to effect the transactions contemplated by this Section 2.04. As soon as practicable following the Effective Time, Parent shall either (i) file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Shares underlying such converted Rollover RSU Awards or (ii) assume such converted Rollover RSU Awards under an existing Parent equity incentive plan with respect to which a registration statement on Form S-8 (or any successor or other appropriate form) is currently effective.

Section 2.05.    Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, respectively, or any stock dividend thereon with a record date during such period, or any other similar event, but excluding any change that results from (a) the exercise of stock options or other equity awards to purchase Company Shares or Parent Shares (as set forth in Section 4.05 and Section 5.05, respectively), (b) the settlement of any other equity awards to purchase or otherwise acquire Company Shares or Parent Shares or (c) the grant of stock-based compensation to directors or employees of Parent or (other than any such grants not made in accordance with the terms of this Agreement) the Company under Parent’s or the Company’s, as applicable, stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement, as applicable, shall be appropriately and proportionately adjusted to provide the same economic effect as contemplated by this Agreement prior to any such change. Nothing in this Section 2.05 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.06.    Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of Company Shares whose Company Shares were validly converted into the right to receive Parent Shares and who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all Company Shares represented by the Certificates and Uncertificated Shares delivered by such holder) shall receive from the Exchange Agent, in lieu thereof, cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the aggregation and sale by the Exchange Agent for the account of all such holders of fractional Parent Shares which would otherwise be issued (the “Excess Shares”). The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE within ten (10) Business Days after the Effective Time (or such shorter period as may be required by Applicable Law) and shall be executed in round lots to the extent practicable. The proceeds resulting from the sale of the Excess Shares shall be free of commission, Transfer Taxes and other out-of-pocket transaction costs. The net proceeds of such sale will be distributed to the holders of Company Shares entitled to receive a fraction of a Parent Share (after aggregating all Company Shares represented by the Certificates and Uncertificated Shares delivered by such holder) with each such holder receiving an amount of such proceeds proportionate to the amount of fractional interests which such holder would otherwise have been entitled to receive.

Section 2.07.    Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it reasonably concludes it is required to deduct and withhold with respect to the making of such payment under the Code, under any Tax law or pursuant to any other Applicable Law. If the Exchange Agent, Parent, the Company, Merger Sub or the Surviving Corporation, as the case may be, so deducts or withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Section 2.08.    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Shares represented by such Certificate, any cash proceeds from the sale of fractional Parent Shares and any dividends or distributions with respect thereto pursuant to Section 2.03(f), as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01.    Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with Applicable Law.

Section 3.02.    Bylaws. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated as set forth in Exhibit B and, as so amended and restated, shall be the bylaws of the Surviving Corporation until further amended in accordance with Applicable Law.

Section 3.03.    Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the members of the Board of Directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (x) as disclosed in any Company SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement (but excluding any general cautionary or forward-looking statements contained in the “Risk Factors” section or “Forward-Looking Statements” and any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case other than any description of historical facts or events included therein); provided that this clause (x) shall not apply to the representations and warranties set forth in Sections 4.05 or 4.06(b), or (y) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01.    Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the conduct of its business in such jurisdiction as currently conducted requires such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent (or included as an exhibit to the Company SEC Documents made available to Parent) complete and correct copies of the organizational documents of the Company and each material Subsidiary of the Company, and each as so made available is in full force and effect. The Company and each of its Subsidiaries is not in breach of any of its organizational documents in any material respect.

Section 4.02.    Corporate Authorization. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger, except for the required approval of the holders of at least a majority of the outstanding Company Shares entitled to vote in connection with the adoption of this Agreement in accordance with Applicable Law and the Company’s certificate of incorporation (the “Requisite Company Vote”). The Requisite Company Vote is the only vote of the holders of any of the capital stock of the Company or the capital stock of any of its Subsidiaries (including any Company Securities or Company Subsidiary Securities) necessary in connection with consummation of the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, subject to obtaining the Requisite Company Vote at the Company Meeting, are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and general principles of equity).

(b)    At a meeting duly called and held, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the requirements of the DGCL, (iii) resolved, subject to Section 6.03(c), to recommend adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”) and (iv) directed that this Agreement be submitted to the stockholders of the Company for their adoption. As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.03.    Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by or on behalf of the Company with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the NYSE, 1933 Act, the 1934 Act and any other applicable state or federal securities laws, including the filing with the SEC of the Proxy Statement/Prospectus relating to the matters to be submitted to the stockholders of the Company at the Company Meeting, (d) any of the actions or filings set forth on Section 4.03 of the Company Disclosure Schedule and (e) any actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.    Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with Section 8.11 and the matters referred to in Section 4.03, require payment or notice to, or any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to any right of termination, suspension, cancellation, acceleration, payment or any other change of any rights or obligations of the Company or any of its Subsidiaries or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding on the Company or any of its Subsidiaries or any Permit affecting, or relating to, the assets or business of the Company or its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries except, in the case of each of clauses (b) through (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05.    Capitalization. (a) The authorized capital stock of the Company consists of 500,000,000 Company Shares and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of October 5, 2023 (the “Measurement Date”), there were outstanding (i) 233,308,884 Company Shares, of which 6,201 Company Shares constitute Company Restricted Stock and (ii) no shares of Company Preferred Stock. As of the Measurement Date, there were 6,279,631 Company Shares reserved for issuance upon conversion of the Convertible Notes and 3,750,176 Company Shares reserved and still available for issuance under the Equity Plans, of which there were outstanding awards with respect to 595,830 Company Shares subject to issuance upon vesting of Company RSUs, 58,585 Company Shares subject to issuance upon settlement of Company DSUs, and 913,258 Company Shares subject to issuance upon vesting of Company Performance Units (assuming achievement of applicable performance objectives at maximum levels). As of the Measurement Date, no Company Shares are subject to outstanding purchase rights under the ESPP. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable, and free of preemptive rights. Section 4.05(a) of the Company Disclosure Schedule sets forth as of the Measurement Date, for each equity award, the type of award, grant date, number of shares and, if applicable, exercise price and expiration date.

(b)    There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or, except for the Convertible Notes, convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except for the Convertible Notes, as set forth in Section 4.05(a) of the Company Disclosure Schedule or in Section 4.05(a) hereof and for changes since the Measurement Date resulting from the issuance of Company Shares pursuant to the conversion of Convertible Notes or the settlement of Company RSUs, Company DSUs and Company

Performance Units, in each case outstanding on such date in accordance with the terms thereof on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, subscriptions, commitments, Contracts or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of or ownership interests in, the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, the Company (the items in clauses (i) through (iv), including, for the avoidance of doubt, the Company Shares, being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting, registration or transfer of any Company Securities. Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock, property or otherwise) in respect of, any capital stock of such Person other than (x) regular quarterly cash dividends by the Company and (y) cash dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent.

(c)    None of (i) the Company Shares or (ii) any Company Securities are owned by any Subsidiary of the Company.

Section 4.06.    Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, other than where the failure to be so organized, existing or in good standing or to have such power, licenses, authorizations, permits, consents or approvals would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.06(a) of the Company Disclosure Schedule, all Subsidiaries of the Company as of the date hereof and their respective jurisdictions of organization are identified in the Company 10-K to the extent required to be identified thereunder under Applicable Law.

(b)    All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and not subject to any preemptive rights and are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options, subscriptions, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no

outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person. The Company and its Subsidiaries have no obligation to acquire equity securities of, or make any capital contribution or investment in, any other Person.

Section 4.07.    SEC Filings and the Sarbanes-Oxley Act. (a) Since January 1, 2021 (the “Applicable Date”), the Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company (such reports, schedules, forms, statements, prospectuses, registration statements and other documents so filed or furnished since the Applicable Date, collectively, together with any exhibits and schedules thereto and other information incorporated therein, as they may have been supplemented, modified or amended since the date of filing, the “Company SEC Documents”). No Subsidiary of the Company is, and since the Applicable Date, no Subsidiary of the Company (other than Pioneer PE Holding LLC, successor to Parsley Energy, Inc., until January 25, 2021) has been, required to file any reports, schedules, forms, statements or other documents with the SEC. As of the date of this Agreement, (i) there are no outstanding or unresolved written comments from the SEC with respect to the Company SEC Documents and (ii) to the Company’s Knowledge, none of the Company SEC Documents filed on or prior to the date hereof is the subject of ongoing SEC review.

(b)    As of its filing date (or, if amended by a filing prior to the date hereof, on the date of any such filing), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated under the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)    As of its filing date (or, if amended by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)    Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    Since the Applicable Date, the Company has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the 1934 Act) as required by Rule 13a-15 or 15d-15, as applicable, under the 1934 Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s internal control over financial reporting is in compliance with the applicable requirements of Section 404 of the Sarbanes-Oxley Act, and the Company’s internal control over financial reporting is effective. Since the Applicable Date, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of (i) any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(f)    There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.

(g)    Since the Applicable Date, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct as of their respective dates.

Section 4.08.    Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (a) as of their respective dates of filing with the SEC complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (b) fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto and in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 4.09.    Disclosure Documents. (a) The information supplied by the Company in writing for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which Parent Shares issuable as part of the Merger Consideration will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company in writing for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”) shall not, on the date the Proxy Statement/Prospectus, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of a meeting of such stockholders for purpose of adopting this Agreement and approving the Merger (including any adjournment or postponement thereof, the “Company Meeting”) or Requisite Company Vote contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or Proxy Statement/Prospectus based upon information supplied in writing by Parent, Merger Sub or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10.    Absence of Certain Changes. Since the Company Balance Sheet Date through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects, (b) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) none of the Company or any of its Subsidiaries has taken or agreed or omitted to take any action that, if taken or omitted during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), Section 6.01(b), Section 6.01(c), Section 6.01(d), Section 6.01(g), Section 6.01(j), Section 6.01(k), Section 6.01(m), Section 6.01(n), Section 6.01(o), Section 6.01(p) or, as it relates to the foregoing, Section 6.01(s).

Section 4.11.    No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known or unknown, determined, determinable, due or to become due or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than: (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date (but excluding violations of law or regulation, compliance matters, internal investigations, major spills or pipeline damage, breaches of Contracts or Permits, torts or infringement); (c) liabilities incurred in connection with the Merger; and (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12.    Compliance with Laws, Permits and Court Orders. (a) The Company and each of its Subsidiaries is, and since the Applicable Date, has been, in compliance with, is not, to the Knowledge of the Company, under investigation with respect to, nor has been threatened in writing, to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries: (i) that is or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or (ii) that is outstanding as of the date hereof and that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

(b)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries has all Permits necessary to own, lease and operate its properties and assets and to carry on its business as now conducted, (ii) the Company and each of its Subsidiaries is in compliance with the terms and requirements of such Permits, (iii) such Permits are in full force and effect and are not subject to any pending or threatened Action by any Governmental Authority to suspend, cancel, modify, terminate or revoke any such Permit and (iv) since the Applicable Date, there has occurred no violation by the Company or any of its Subsidiaries of, or default (with or without notice or lapse of time, or both) that would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of any such Permit.

(c)    The Company, each of its Subsidiaries, and each of their respective directors, officers and, to the Knowledge of the Company, employees (in connection with their activities on behalf of the Company or any of its Subsidiaries) are, and since the Applicable Date have been, in compliance in all material respects with (i) the Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption laws, (ii) all economic sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State (collectively, “Sanctions”) and (iii) all applicable export controls laws.

(d)    None of the Company or any of its Subsidiaries, or any director or officer, or, to the Company’s Knowledge, any Affiliate or representative of the Company or any of its Subsidiaries, is a Person that is, or is owned or controlled by Persons that are: (i) the subject of any Sanctions or (ii)  located, organized or resident in a country or region that is the subject of Sanctions.

Section  4.13.    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries relating to the business, assets and operations of the Company and its Subsidiaries in effect as of the date of this Agreement are in full force and effect and (b) no notice of cancellation or modification has been received by the Company relating to any material insurance policy of the Company, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies. Section 4.13 of the Company Disclosure Schedule sets forth all material insurance policies held by the Company and its Subsidiaries as of the date hereof.

Section 4.14.    Litigation. There is no Action pending (i) in which the Company or any of its Subsidiaries is a claimant or a plaintiff that is material to the Company and its Subsidiaries, taken as a whole, or (ii) against, threatened in writing against or, to the Knowledge of the Company, otherwise threatened against, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened Actions, would be before) or by any Governmental Authority or arbitrator, that would, in the case of clause (ii), reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date through the date hereof, there has not been any internal investigation conducted by the Company or the Company Board (or any committee thereof) concerning any material allegations of fraud or malfeasance. Since the Applicable Date, there has been no material allegation of fraud or malfeasance involving the Company or any of its Subsidiaries or any their respective assets.

Section 4.15.    Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold or other ownership interests or rights in, all real property (except for any of the Company’s or its Subsidiaries’ Oil and Gas Properties, which are exclusively addressed in Section 4.21) reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (except for any of the Company’s or its Subsidiaries’ Oil and Gas Properties, which are exclusively addressed in Section 4.21) (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any material real property is valid and in full force and effect (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and general principles of equity), free and clear of all Liens other than Permitted Liens and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

(c)    Each of the Company and its Subsidiaries has such consents, easements, subsurface easements, rights-of-way, fee assets, permits, servitudes and licenses (including rights to use the surface or subsurface under an Oil and Gas Lease) from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business as it is presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Pipelines owned or operated by the Company and any of its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company or its Subsidiaries, and there are no gaps (including any gap arising as a result of any violation, breach or default by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Right-of-Way contains a requirement that the holder thereof make royalty or other payments based, directly or indirectly, on the throughput of Hydrocarbons on or across such Right-of-Way (other than customary royalties under Oil and Gas Leases based solely on Hydrocarbons produced from such Oil and Gas Lease).

Section 4.16.    Intellectual Property; IT Assets; Data Privacy and Security. (a) Section 4.16(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date hereof of all registrations, issuances and applications for registration or issuance of material Company IP comprising trademarks, patents, copyrights and domain names (“Registered IP”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries solely and exclusively own all of the Company IP, and, to the Knowledge of the Company, hold their rights in the Licensed IP, in each case, free and clear of any Liens (other than Permitted Liens), (ii) the Company and each of its Subsidiaries own or have a valid and, to the Knowledge of the Company, enforceable license or other right to use all Intellectual Property used or held for use in, or necessary for, the conduct of its business as currently conducted, (iii) all Registered IP is subsisting and valid and, to the Knowledge of the Company, is enforceable, (iv) neither the Company nor its Subsidiaries, nor the conduct of their respective businesses, has infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting or otherwise violating, the Intellectual Property rights of any Person, (v) to the Knowledge of the Company, no Person has challenged, infringed, misappropriated, diluted, tarnished or otherwise violated any Company IP or any rights of the Company or any of its Subsidiaries in any Licensed IP, (vi) neither the Company nor any of its Subsidiaries is subject to any Action, nor, to the Knowledge of the Company, is any Action threatened against the Company or any of its Subsidiaries, with respect to any Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries or alleging that any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any Person, (vii) the Company and its Subsidiaries have taken commercially reasonable actions to maintain, enforce and protect all Company IP and none of the Company IP has been adjudged invalid or unenforceable in whole or in part, (viii) the Company and its Subsidiaries have taken commercially reasonable steps designed to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries, and none of such Trade Secrets has been disclosed other than to employees, contractors, consultants, representatives and agents of the Company or any of its Subsidiaries under appropriate written confidentiality agreements or comparable professional obligations of confidentiality, (ix) the Company and each of its Subsidiaries have either entered into binding, written agreements with their respective current and former employees and independent contractors who have participated in the development of any material Intellectual Property for or on behalf of the Company or such Subsidiary, as applicable, whereby such employees and independent contractors presently assign to the Company or such Subsidiary, as applicable, any ownership interest and right they may have in all such Intellectual Property, or have had such current and former employees and independent contractors assign to the Company or such Subsidiary, as applicable, any ownership interest and rights they may have in all such Intellectual Property by operation of law, (x) the consummation of the transactions contemplated by this Agreement will not (A) materially alter, encumber, extinguish or impair the Company IP or the Company’s or its Subsidiaries’ right to use any Licensed IP or (B) to the Knowledge of the Company, encumber any of the Intellectual Property owned or licensed by Parent or any of its Affiliates, and (xi) there exist no restrictions on the disclosure, use, license or transfer of the Company IP.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards and Applicable Data Protection Requirements, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures, multi-factor authentication procedures and encryption and other security protocol technology, and (iii) there has been no breach, or unauthorized use, access, interruption, modification or corruption, of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have at all times complied, and are currently in compliance, with all Applicable Data Protection Requirements, (ii) no Actions are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person alleging a violation of any Applicable Data Protection Requirement or such Person’s privacy, personal or confidentiality rights, nor, to the Knowledge of the Company, are any investigations by any Governmental Authorities pending against the Company or any of its Subsidiaries relating to any Applicable Data Protection Requirements, (iii) the Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical, and organizational measures designed to protect all IT Assets and Personal Information in their possession or control against a breach, or unauthorized use, access, exfiltration, destruction, alteration, disclosure, loss, theft, interruption, modification or corruption, thereof (“Data Breach”), including procedures with respect to notification of any Data Breach that are required under any Applicable Data Protection Requirements, and (iv) there has been no Data Breach with respect to any Personal Information in the possession or control of the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not been required under any Applicable Data Protection Requirement to provide any notice to any Governmental Authority or Person in connection with any Data Breach.

Section 4.17.    Taxes.

(a)    All material Tax Returns required to be filed by Applicable Law by, or on behalf of, the Company or any of its Subsidiaries have been timely filed (taking into account valid extensions of time to file), and all such Tax Returns are true, complete and correct in all material respects. Each of the Company and each of its Subsidiaries has timely paid (or has had paid on its behalf) in full to the appropriate Governmental Authority all material Taxes due and payable by it, whether or not shown as due on any Tax Returns.

(b)    Each of the Company and each of its Subsidiaries has properly and timely withheld or collected and timely paid, or is properly holding for timely payment, all material Taxes required to be withheld, collected and paid over by it under Applicable Law, and each of the Company and each of its Subsidiaries has complied in all material respects with all related information reporting, withholding and record retention requirements.

(c)    There is no Action in respect of a material amount of Taxes of the Company and its Subsidiaries that is currently being conducted or, to the Knowledge of the Company, threatened in writing by a Governmental Authority. There are no outstanding requests for filings or determinations in respect of any material Tax or Tax asset between the Company or any of its Subsidiaries and any Governmental Authority.

(d)    No material Tax deficiency has been asserted in writing against the Company or any of its Subsidiaries that has not been resolved or paid in full. Within the past six (6) years, no material written claim has been made by any Governmental Authority in a jurisdiction where the Company or a Subsidiary of the Company does not file a particular type of Tax Return or pay a particular type of Tax that the Company or a Subsidiary of the Company is or may be required to file such Tax Return or pay such Tax.

(e)    There are no Liens on any of the assets of the Company or any of its Subsidiaries attributable to a material amount of Taxes other than Permitted Liens.

(f)    Neither the Company nor any of its Subsidiaries has waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material amount of Taxes, which waiver or extension is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business for no more than six (6) months).

(g)    Neither the Company nor any Subsidiary of the Company (i) is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is the Company or any Subsidiary of the Company, or (ii) has any liability for any material amount of Taxes of any Person (other than the Company or current or former Subsidiary of the Company) arising from the application of Treasury Regulations Section 1.1502-6 (or any analogous provision of U.S. state or local or non-U.S. Tax law) or as a transferee or successor.

(h)    Neither the Company nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)    Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, intends to take any action, or has Knowledge of any fact or circumstance, in each case, that could reasonably be expected to prevent or impede the Merger from qualifying as, or to cause the Merger to fail to qualify as, a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code.

(j)    Neither the Company nor any of its Subsidiaries has been a “distributing” corporation or a “controlled corporation” (each within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock during the two (2) year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k)    Neither the Company nor any Subsidiary of the Company is a party to, or is bound by or has any obligation under any material Tax Sharing Agreement (other than agreements solely by and among the Company and its Subsidiaries).

Section 4.18.    Employee Benefit Plans. (a) Section 4.18(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan. With respect to each material Employee Plan, the Company has made available to Parent true, correct and complete copies of, to the extent applicable, (i) such Employee Plan, including any amendment thereto (or, in the case of any unwritten Employee Plan, a written description thereof), (ii) each trust, insurance, annuity or other funding arrangement or amendment related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared, (iv) the three most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”) and (vi) the three most recent annual reports on Form 5500 (or comparable form).

(b)    Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six (6) years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any Title IV Plan (including any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan).

(c)    Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and the Company is not aware of any reason why any such determination letter should be revoked or not be issued or reissued.

(d)    Each Employee Plan, and any award thereunder (including any Company RSUs, Company DSUs, Company Performance Units and/or Company Restricted Stock), that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(e)    Except as set forth on Section 4.18(e) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent, to merge, amend or terminate any Employee Plan or (iv) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code or would be expected to be subject to an excise Tax under Section 4999 of the Code.

(f)    Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code.

(g)    Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by Applicable Law, including COBRA).

(h)    Each Employee Plan and its related trust, insurance contract or other funding vehicle has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Company’s Knowledge, is threatened against or threatened to involve, any Employee Plan before any arbitrator or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and payments that are due have been made for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Company Balance Sheet or disclosed in the notes thereto.

Section 4.19.    Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Collective Bargaining Agreement or any other Contract with a labor union or similar labor organization, and, to the Company’s Knowledge, no Person has applied to the National Labor Relations Board to be certified as the bargaining agent of any Company Employee with respect to such employee’s employment with the Company and its Subsidiaries.

(b)    There are no unfair labor practice complaints pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Company Employees that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no, and there has not been since the Applicable Date, labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries.

(c)    Neither the Company nor any of its Subsidiaries currently employs or engages any Service Provider outside of the U.S.

(d)    The Company and its Subsidiaries are, and have been since the Applicable Date, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment, and the payment and withholding of Taxes, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)    Since the Applicable Date, except as has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) no allegations of sexual harassment, sexual abuse, or other sexual misconduct have been made against any Service Provider of the Company or any of its Subsidiaries with respect to actions taken in the course of employment or engagement with the Company or its Subsidiaries and (ii) there are no proceedings pending or, to the Knowledge of the Company, threatened related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any Service Provider of the Company or any of its Subsidiaries. Since the Applicable Date, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any Service Provider of the Company or any of its Subsidiaries.

(f)    Since the Applicable Date, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with WARN and has no liabilities thereunder and have not taken any action during the 90-day period prior to the date hereof, or will take any action, that would reasonably be expected to cause Parent or any of its Affiliates or the Surviving Corporation or any of its successors or assigns to have any liability following the Closing Date under WARN.

Section 4.20.    Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no written (or, to the Company’s Knowledge, oral) notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Action is pending or, to the Knowledge of the Company, threatened by any Person relating to the Company or any of its Subsidiaries under or relating to any Environmental Law, Hazardous Substance or Environmental Permit that now remains pending or unresolved; (ii) the Company and its Subsidiaries are and for the past three (3) years have been in compliance with all Environmental Laws, and such compliance includes obtaining, maintaining, timely renewing, and complying with, all Environmental Permits; (iii) there has been no Release of any Hazardous Substance at, from, in, on, under, to or about (A) any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by, or (B) to the Knowledge of the Company, any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case the Company or any of its Subsidiaries (or any of their respective predecessors); and (iv) the Company has made available to Parent complete and accurate copies of all environmental assessment and audit reports and studies that relate to the Company or its Subsidiaries (or any of their respective predecessors), in each case that are in the Company’s possession, custody or control.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to any financial assurance, bond, letter of credit or similar instrument required for the operations of the Company or its Subsidiaries under any Environmental Law or Environmental Permit.

Section 4.21.    Oil and Gas Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for property (i) sold, leased or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Netherland, Sewell & Associate, Inc. (the “Company Independent Petroleum Engineers”) auditing the Company’s internally prepared reserve report relating to the Company’s and its Subsidiaries’ interests referred to therein as of December 31, 2022 ( the “Company Independent Reserve Report Letter”) relating to the Company’s and its Subsidiaries’ interests referred to therein as of December 31, 2022, (ii) reflected in the Company Independent Reserve Report Letter or in the Company SEC Documents as having been sold, leased or otherwise disposed of prior to the date hereof, (iii) sold, leased or otherwise disposed of as permitted under Section 6.01, or (iv) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, the Company and its Subsidiaries have Defensible Title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Independent Reserve Report Letter and in each case as attributable to interests owned by the Company and its Subsidiaries. For purposes of the foregoing sentence, “Defensible Title” means the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Independent Reserve Report Letter of all Hydrocarbons produced from or allocated to such Oil and Gas Properties throughout the life of such Oil and Gas Properties, except, in each case, for any decreases (x) in connection with those operations in which the Company or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) resulting from the establishment or amendment of pools or units after the date hereof or (z) required to allow other working interest owners to make up past underproduction or pipelines to make up past under-deliveries, and (B) is free and clear of all Liens (other than Permitted Liens).

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Oil and Gas Properties referred to in the Company Independent Reserve Report Letter that was material to such firm’s audit of the Company’s internally prepared estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Independent Reserve Report Letter was, as of the time provided, accurate in all respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Independent Reserve Report Letter are derived from reports that have been prepared by the Company, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Independent Reserve Report Letter that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all delay rentals, shut-in royalties, minimum royalties and similar payments owed to any Person under (or otherwise with respect to) any Oil and Gas Leases owned or held by the Company or any of its Subsidiaries have been properly and timely paid or contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid, except, in each case, as (x) are paid prior to delinquency in the ordinary course of business, (y) held as suspense funds or (z) or contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s Knowledge, no third-party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP) and are not being held in suspense (by the Company, any of its Subsidiaries, any third-party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells. Neither the Company nor any of its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties, deliveries required to resolve imbalances and similar arrangements established in the Oil and Gas Leases owned or held by the Company or its Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in the Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)    All of the Wells and all water, carbon dioxide, injection, disposal or other wells (i) located on the Oil and Gas Properties of the Company and its Subsidiaries or on the Units included in the Oil and Gas Properties owned or held by the Company or its Subsidiaries or (ii) otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries, have been drilled, completed, operated and abandoned within the limits permitted by the applicable Contracts and Oil and Gas Leases entered into by the Company or any of its Subsidiaries (or their respective predecessor in interest) related to such wells and in compliance with Applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such wells and all related development, production and other operations with respect to such wells have been conducted in compliance with all Applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Merger and the other transactions contemplated by this Agreement.

(g)    All Oil and Gas Properties operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices, and the Company and its Subsidiaries have used all commercially reasonable efforts (i) to maintain all Oil and Gas Leases and Oil and Gas Properties for current and future operations and (ii) to meet any and all drilling obligations provided for in any and all agreements and contracts covering the Oil and Gas Leases and Oil and Gas Properties, except where the failure to so operate would not reasonably have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.22.    Material Contracts. (a) Except as set forth in Section 4.22(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any Contract:

(i)    that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act;

(ii)    that is an employment, independent contractor, consulting, severance or similar agreement with any individual (or such individual’s alter ego entity) under which the Company or any of its Subsidiaries is or could become obligated to provide a base salary or annual base consulting fees in excess of $750,000;

(iii)    that (or, together with additional related Contracts with the same Person or its Affiliates) (A) requires the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $250,000,000 in the calendar year ended December 31, 2022 or reasonably expected in any subsequent calendar year, in each case other than Oil and Gas Leases and spot sales of Hydrocarbons on market terms in the ordinary course, or (B) is material to the Company and its Subsidiaries, taken as a whole, and, in the case of clause (B), cannot be cancelled at any time by the Company or its applicable Subsidiary without penalty or further payment on no more than ninety (90) days’ notice;

(iv)    that is a material partnership, strategic alliance or joint venture agreement, other than customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(v)    that provides for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (including properties) or capital stock (other than acquisitions or dispositions of Hydrocarbons or inventory and raw materials and supplies in the ordinary course of business) (A) that is pending for aggregate consideration under such Contract in excess of $50,000,000 or (B) pursuant to which the Company or its Subsidiaries has continuing material obligations including “earn-out” or other contingent payment obligations;

(vi)    providing for material indemnification by the Company or any its Subsidiaries, other than indemnification obligations in (A) customary joint operating agreements in the ordinary course of business, and (B) commercial agreements in the ordinary course of business;

(vii)    that contains any “most favored nation” or most favored customer provision with respect to any material obligation or any material preferential right or material rights of first or last offer, negotiation or refusal, in each case, other than such provisions in favor of the Company or any of its Subsidiaries or pursuant to customary royalty pricing provisions in Oil and Gas Leases or customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(viii)    other than the Convertible Notes, that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any assets or any equity interests of any Person (excluding, in respect of the foregoing, agreements between the Company and its wholly-owned Subsidiaries);

(ix)    that materially restricts or purports to materially restrict the ability of the Company or any of its Affiliates to compete with, or to provide services in any line of business or with any Person or in any geographic area or market segment, in each case that would be applicable to the Surviving Corporation or any of its Subsidiaries or Parent or any of its Subsidiaries following the Effective Time;

(x)    that is a Collective Bargaining Agreement;

(xi)    containing any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever that is material to the Company and its Subsidiaries, taken as a whole;

(xii)    (A) with (1) any beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of any class of securities of the Company or any of its Subsidiaries who has filed a Schedule 13D or Schedule 13G under the 1934 Act (or, to the Company’s Knowledge, is required to make such a filing) or (2) any director or executive officer of the Company or its Subsidiaries (other than any employment agreements, Employee Plans or other Contracts providing exclusively for compensation, benefits, equity awards or customary indemnification), or (B) that is required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act;

(xiii)    that (A) evidences Indebtedness for borrowed money of the Company or any Subsidiary of the Company (committed or outstanding) in excess of $100,000,000, other than agreements solely between or among the Company and its Subsidiaries, (B) evidences a capitalized lease obligation in excess of $100,000,000 that is required to be classified as a balance sheet liability of the Company in accordance with GAAP or (C) restricts the payment of dividends or other distribution of assets by any of the Company or its Subsidiaries;

(xiv)    requiring future capital expenditures by the Company or any of its Subsidiaries in excess of $250,000,000 other than any capital expenditure contemplated by Section 6.01(e) of the Company Disclosure Schedule;

(xv)    under which the Company or any of its Subsidiaries (A) grants any right, license or covenant not to sue with respect to any material Intellectual Property (other than non-exclusive licenses granted to customers or vendors in the ordinary course of business) or (B) obtains any right, license or covenant not to be sued with respect to any material Intellectual Property owned by any third party (other than licenses for commercial off-the-shelf software which are generally available on non-discriminatory pricing terms);

(xvi)    that is the subject of any Action individually that is reasonably expected to result in payments by the Company in excess of $25,000,000 and under which there are outstanding obligations (including settlement agreements) of the Company or any of its Subsidiaries; or

(xvii)    any binding commitment (orally or in writing) by the Company or any of its Subsidiaries to enter into any of the foregoing.

(b)    The Company has made available to Parent a true and complete copy of each Contract listed or required to be listed in Section 4.22(a) of the Company Disclosure Schedule (such Contracts, together with any Contract to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date hereof that would be required to be listed in Section 4.22(a) of the Company Disclosure Schedule if in effect as of the date hereof, the “Material Contracts” and each, a “Material Contract”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid, binding obligation of the Company, and to the Knowledge of the Company, each other party thereto, and in full force and effect, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (whether considered in a proceeding in equity or at law), and (ii) since the Applicable Date, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has breached or violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract, except for breaches, violations or defaults that have been cured.

Section 4.23.    Affiliate Transactions. Except for Contracts set forth in Section 4.22(a) of the Company Disclosure Schedule or entered into after the date hereof in compliance with Section 6.01, neither the Company nor any Subsidiary of the Company is a party to any Contract or other transaction, agreement or binding arrangement or understanding between the Company or its Subsidiaries, on the one hand, and any Affiliates thereof (other than wholly owned Subsidiaries of such Person) on the other hand.

Section 4.24.    Finders’ Fees. Except as set forth in Section 4.24 of the Company Disclosure Schedule, there is no financial advisor, investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is or may be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. The Company has made available to Parent complete and correct copies of all agreements under which such fee or commission is payable.

Section 4.25.    Opinion of Financial Advisor. The Company Board has received the oral opinion of Goldman Sachs & Co. LLC, to be subsequently confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Company Shares pursuant to this Agreement is fair from a financial point of view to such holders. A written copy of such opinion will be delivered, on a non-reliance basis, promptly after the date hereof to Parent for informational purposes only.

Section 4.26.    Antitakeover Statutes. The restrictions applicable to business combinations contained in Section 203 of the DGCL (or any other antitakeover or similar statute or regulation) are inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby. There is no rights agreement, stockholder rights plan, tax preservation plan, net operating loss preservation plan or “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.

Section 4.27.    No Other Representations or Warranties.

(a)    Except for the representations and warranties made in this Article 4, as qualified by the Company Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the transactions contemplated hereby, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article 4, as qualified by the Company Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective business; or (ii) any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger or the transactions contemplated hereby.

(b)    The Company acknowledges and agrees that the representations and warranties by Parent and Merger Sub set forth in this Agreement constitute the sole and exclusive representations and warranties of such parties in connection with the transactions contemplated hereby, and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except (x) as disclosed in any Parent SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement (but excluding any general cautionary or forward-looking statements contained in the “Risk Factors” section or “Forward-Looking Statements” and any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case other than any description of historical facts or events included therein); provided that this clause (x) shall not apply to the representations and warranties set forth in Sections 5.05 or 5.06(b), or (y) as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01.    Corporate Existence and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02.    Corporate Authorization. Each of Parent and Merger Sub has all requisite organizational power and authority, as applicable, to execute and deliver this Agreement and to perform its obligations hereunder and consummate the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the organizational powers of Parent and Merger Sub and have been duly authorized by all necessary organizational action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting creditors’ rights generally and general principles of equity).

Section 5.03.    Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing by or with respect to Parent or Merger Sub with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the NYSE, 1933 Act, the 1934 Act and any other state or federal securities laws, (d) any of the actions or filings set forth on Section 5.03 of the Parent Disclosure Schedule and (e) any actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04.    Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law or (c) assuming compliance with the matters referred to in Section 5.03, require payment or notice to, or any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to any right of termination, suspension, cancellation, acceleration, payment or any other change of any rights or obligations of Parent or any of its Subsidiaries, or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding on Parent or any of its Subsidiaries or any Permit affecting, or relating to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.    Capitalization. (a) The authorized capital stock of Parent consists of (i) 9,000,000,000 Parent Shares and (ii) 200,000,000 shares of preferred stock, without par value (the “Parent Preferred Stock”). As of October 5, 2023, (A) 3,962,917,886 Parent Shares were issued and outstanding, (B) 42,239,640 Parent Shares were subject to awards made in the form of restricted common stock or restricted common stock units and (C) no shares of Parent Preferred Stock were issued or outstanding. All outstanding shares of capital stock of Parent have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b)    There are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. As of October 5, 2023, except as set forth in this Section 5.05, there were no outstanding (i) shares of capital stock or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options, subscriptions, commitments, Contracts or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of or ownership interests in, Parent or (iv) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, Parent (the items in clauses (i) through (iv), including, for the avoidance of doubt, the Parent Shares, being referred to collectively as the “Parent Securities”). Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting, registration or transfer of any Parent Securities.

(c)    The Parent Shares to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06.    Subsidiaries. (a) Each Subsidiary of Parent is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate, limited liability company or comparable powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2022 identifies, as of its filing date, all “significant subsidiaries” (as defined under Rule 1-02(w) of Regulation S-X promulgated pursuant to the 1934 Act) (each, a “Significant Subsidiary”) of Parent and their respective jurisdictions of organization.

(b)    As of the date hereof, there were no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Significant Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any of its Significant Subsidiaries, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Significant Subsidiaries, or other obligations of Parent or any of its Significant Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Significant Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Significant Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). As of the date hereof, there are no outstanding obligations of Parent or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

(c)    All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, Merger Sub will have engaged in no business and have no liabilities or obligations other than in connection with such transactions. Merger Sub has no Subsidiaries.

Section 5.07.    SEC Filings and the Sarbanes-Oxley Act.

(a)      Since the Applicable Date, Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent (such reports, schedules, forms, statements, prospectuses, registration statements and other documents so filed or furnished since the Applicable Date, collectively, together with any exhibits and schedules thereto and other information incorporated therein, as they may have been supplemented, modified or amended since the date of filing, the “Parent SEC Documents”). As of the date of this Agreement, (i) there are no outstanding or unresolved written comments from the SEC with respect to the Parent SEC Documents and (ii) to Parent’s Knowledge, none of the Parent SEC Documents filed on or prior to the date hereof is the subject of ongoing SEC review.

(b)    As of its filing date (or, if amended by a filing prior to the date hereof, on the date of any such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated under the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)    As of its filing date (or, if amended by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)    Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    Since the Applicable Date, Parent has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the 1934 Act) as required by Rule 13a-15 or 15d-15, as applicable, under the 1934 Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s internal control over financial reporting is in compliance with the applicable requirements of Section 404 of the Sarbanes-Oxley Act, and Parent’s internal control over financial reporting is effective. Since the Applicable Date, neither Parent nor, to the Knowledge of Parent, Parent’s independent registered accountant has identified or been made aware of (i) any significant deficiencies or material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably expected to adversely affect Parent’s ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves the management or other employees of Parent who have a significant role in Parent’s internal control over financial reporting.

(f)    There are no outstanding loans or other extensions of credit made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent.

(g)    Since the Applicable Date, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct as of their respective dates.

Section 5.08.    Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto and in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 5.09.    Disclosure Documents. The Registration Statement, and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the applicable requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Parent in writing for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any amendment or supplement thereto shall not, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Requisite Company Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or Proxy Statement/Prospectus or any amendment or supplement thereto based upon information furnished by the Company or any of its representatives or advisors in writing specifically for use or incorporation by reference therein.

Section 5.10.    Tax Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, intends to take any action, or has Knowledge of any fact or circumstance, in each case, that could reasonably be expected to prevent or impede the Merger from qualifying as, or to cause the Merger to fail to qualify as, a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code.

Section 5.11.    Litigation. There is no Action pending (i) in which Parent or any of its Subsidiaries is a claimant or a plaintiff that is material to Parent and its Subsidiaries, taken as a whole, or (ii) against, threatened in writing against or, to the Knowledge of Parent, otherwise threatened against Parent or any of its Subsidiaries before (or, in the case of threatened Actions, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12.    Absence of Certain Changes. Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.13.    Ownership of Company Shares. Neither Parent nor any of its Subsidiaries (including Merger Sub but excluding any pension or benefit plan sponsored, managed or advised by Parent, its Subsidiaries or their respective employees) owns or has owned at any time in the three (3) years preceding the date of this Agreement any Company Shares beneficially or of record.

Section 5.14.    No Other Representations or Warranties.

(a)    Except for the representations and warranties made in this Article 5, as qualified by the Parent Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the transactions contemplated hereby, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article 5, as qualified by the Parent Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) any oral or written information presented to Company or any of its Affiliates or Representatives in the course of the negotiation of this Agreement or in the course of the Merger or the transactions contemplated hereby.

(b)    Parent acknowledges and agrees that the representations and warranties by the Company set forth in this Agreement constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby, and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company. In connection with their due diligence investigation of the Company, Parent and Merger Sub have received and may continue to receive after the date hereof from the Company certain estimates, projections, forecasts and other forward-looking information regarding the Company and its businesses and operations. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements and that Parent and Merger Sub will have no claim against the Company with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01.    Conduct of the Company. During the period from the date hereof until the Effective Time, except (i) with the prior written consent of Parent in each instance (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that Parent’s consent will be deemed obtained if Parent has not expressly denied its consent with respect to a given action within five (5) Business Days following the Company’s request for Parent’s consent, (ii) as required by Applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as set forth in Section 6.01 of the Company Disclosure Schedule, (A) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (1) conduct its business in the ordinary course of business in all material respects, (2) preserve substantially intact its present business organization, (3) comply in all material respects with Applicable Laws and its Contracts, and maintain in effect all necessary material Permits, (4) keep available the services of its directors, officers and key employees on commercially reasonable terms (other than for terminations of employment services for cause) and (5) preserve satisfactory business relationships with its material customers, lenders, suppliers, lessors, lessees, working interest owners and others having material business relationships with it; provided that no COVID-19 Response shall be deemed to be a breach of this Section 6.01(A) provided that, to the extent reasonably practicable, prior to taking any COVID-19 Response, the Company shall provide advance notice to and consult with Parent in good faith with respect thereto, and (B) the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)    with respect to the Company, amend its certificate of incorporation or bylaws (whether by merger, consolidation or otherwise);

(b)    enter into any new line of business outside the existing business of the Company and its Subsidiaries as of the date of this Agreement;

(c)    (i) adjust, split, combine, subdivide or reclassify any shares of its capital stock (other than such transactions by a wholly owned Subsidiary of the Company), (ii) declare, authorize, establish a record date for, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including any Company Shares), except for (w) dividends by any of its wholly-owned Subsidiaries, (x) quarterly cash dividends by the Company with a customary record date prior to December 31, 2023 in compliance with the Company’s dividend policy that is publicly disclosed prior the date hereof, and illustrated on Section 6.01(c)(ii) of the Company Disclosure Schedule (the “Company Dividend Policy”), provided that, for purposes of this clause (x), the base component of such dividend shall not exceed $1.25 per Company Share and the variable component of such dividend shall be 75% of the amount thereof calculated in compliance with the Company Dividend Policy, (y) quarterly cash dividends by the Company with a customary record date after December 31, 2023 and prior to April 1, 2024 in compliance with the Company Dividend Policy or, if the Closing Date is to occur in the first quarter of 2024 but prior to such customary record date, a quarterly cash dividend by the Company with a record date prior to the Closing Date in an amount up to the amount that would have been declared and paid in compliance with the Company Dividend Policy on the customary record and payment dates thereof had such Closing Date not occurred, which, to the extent required, may be calculated based on estimates of free cash flow of the Company prepared by the Company in good faith and in accordance with the Company Dividend Policy, provided that, for purposes of this clause (y), the base component of such dividend shall not exceed $1.25 per Company Share and the variable component of such dividend shall be 50% of the amount thereof calculated in compliance with the Company Dividend Policy, and (z) quarterly cash dividends by the Company with a customary record date on or after April 1, 2024 in an amount not to exceed $1.25 per Company Share; or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of its capital stock (including any Company Shares), Company Securities or any Company Subsidiary Securities, other than (A) the withholding of equity securities to satisfy tax obligations with respect to awards granted pursuant to any Equity Plans existing as of the date of this Agreement or (B) the acquisition by the Company of awards granted pursuant to any Equity Plans prior to the date hereof or otherwise in accordance with this Agreement in connection with the forfeiture of such awards;

(d)    (i) issue, deliver, sell, dispose, encumber, grant, confer, award or authorize the issuance, delivery, sale, disposal, encumbrance, grant, conferral or award of, any Company Securities or Company Subsidiary Securities, other than the issuance (A) of any Company Shares upon settlement of Company RSUs, Company DSUs or Company Performance Units that are outstanding on the date of this Agreement in accordance with the terms of those equity-based awards on the date of this Agreement, (B) of any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company, (C) of Company Shares under the ESPP in accordance with Section 2.04(f), and (D) in accordance with the terms of the Convertible Notes that are outstanding on the date hereof or (ii) amend or otherwise change any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(e)    incur any capital expenditures or any obligations or liabilities in respect thereof, except (i) for those as contemplated by Section 6.01(e) of the Company Disclosure Schedule, (ii) any capital expenditures not contemplated by clause (i) in an amount not to exceed $500,000,000 in the aggregate and (iii) for capital expenditures to repair damage resulting from insured casualty events or required on an emergency basis for the safety of individuals, assets or the Environment (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable); provided that amounts paid as consideration for acquisitions permitted under clause (f) shall not constitute capital expenditures for purposes of this clause (e);

(f)    acquire (by merger, consolidation, acquisition or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement that is made available to Parent, (ii) acquisitions for which the consideration is less than $150,000,000 individually or $500,000,000 in the aggregate, (iii) acquisitions of licenses or Hydrocarbons in the ordinary course of business, or (iv) the exchange or swap of Oil and Gas Properties or other related assets in the ordinary course of business that is deemed to be less than $150,000,000 individually;

(g)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than such transactions among wholly owned Subsidiaries of the Company;

(h)    sell, lease, license or otherwise transfer, or dispose of, mortgage, sell and lease back or otherwise, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses or other interests therein whether tangible or intangible (including securitizations) (other than Intellectual Property), other than (i) sales of inventory and equipment, or sales of Hydrocarbons, in each case in the ordinary course of business, or sales of or disposals of obsolete or worthless assets at the end of their scheduled retirement, (ii) pursuant to Contracts in effect on the date hereof that are made available to Parent, (iii) Permitted Liens, (iv) transfers among the Company and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of the Company, (v) exchanges or swaps of Oil and Gas Properties or other related assets in the ordinary course of business that is deemed to be less than $150,000,000 individually and (vi) sales, leases, licenses, transfers or dispositions for which the consideration is less than $100,000,000 individually and $250,000,000 in the aggregate;

(i)    sell, assign, license, sublicense, transfer, convey, abandon, or incur any Lien other than Permitted Liens on or otherwise dispose of or fail to maintain, enforce or protect any material Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries (except for non-exclusive licenses or sublicenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business);

(j)    make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) in the ordinary course of business or (ii) for acquisitions permitted by clause (f);

(k)    create, incur, assume, refinance or otherwise become liable with respect to any Indebtedness for borrowed money or guarantees thereof, other than (i) additional borrowings under the Company Credit Agreement as in effect as of the date hereof, and (ii) Indebtedness for borrowed money among the Company and its Subsidiaries or among Subsidiaries of the Company, or guarantees thereof;

(l)    except in compliance with the other provisions of this Section 6.01(B) or otherwise for entry into any Material Contract in the ordinary course of business (i) with a term not to exceed two (2) years or (ii) that is terminable for convenience by the Company or the applicable Subsidiary of the Company upon less than ninety (90) days’ notice without any penalty or liability to the Company or its Subsidiaries, enter into, amend or modify in any material respect or terminate or fail to renew any Material Contract or any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder;

(m)    except as required by the terms of any Employee Plan as in effect on the date hereof or by Applicable Law, (i) with respect to any current or former Service Provider (A) grant or increase any compensation, bonus, severance, retention, change in control, termination pay, welfare or other benefits, except for (x) increases in base compensation or wages (and corresponding increases in target annual bonus opportunities) on terms consistent with Section 6.01(m) of the Company Disclosure Schedule and (y) (i) payment of annual bonuses to the extent earned pursuant to the applicable Employee Plan and (ii) grants of annual bonus opportunities in respect of any fiscal year that commences after the date of this Agreement and prior to the Effective Time with target amounts consistent with the preceding clause (x) and Section 6.01(m) of the Company Disclosure Schedule, and with performance goals that are consistent with the budget for the applicable fiscal year, in the case of each of clauses (x) and (y), in the ordinary course of business consistent with past practice, (B) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any equity or equity-based awards held by, any current or former Service Provider, (C) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Plan or (D) enter into or amend any employment, consulting, severance, retention, change in control, termination pay, retirement, deferred compensation, transaction bonus or similar agreement or arrangement other than Contracts entered into or amended in the ordinary course of business consistent with past practice that are immaterial to the Company in both cost and significance, (ii) establish, terminate, adopt, enter into or amend any Employee Plan, (iii) establish, adopt or enter into any Collective Bargaining Agreement or recognize any new union, works council or similar employee representative with respect to any current or former Company Employee, (iv) hire any employees with base compensation of $300,000 or more (unless necessary to replace an employee (other than an officer of the Company or any of its Subsidiaries) whose employment has ended, in which case such replacement employee shall be hired on comparable terms as the employee being replaced), (v) terminate the employment of any Company Employee with base compensation of $300,000 or more, other than for cause or (vi) take any actions that would result in any Service Provider being able to claim “good reason” (or term of similar meaning) prior to or as a result of the Closing pursuant to the provisions of the Employee Plans listed on Section 6.01(m)(vi) of the Company Disclosure Schedule;

(n)    change in any respect the Company’s methods of accounting, except as required by changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(o)    settle, release, waive, discharge or compromise, or offer or propose to settle, release, waive, discharge or compromise (i) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes, which shall be subject to Section 6.01(p)) involving or against the Company or any of its Subsidiaries that results in a payment obligation (net of insurance proceeds) of the Company or any of its Subsidiaries in excess of $10,000,000 individually or $25,000,000 in the aggregate, or that imposes any material restrictions or limitations upon the assets, operations or business of the Company or any of its Subsidiaries or equitable or injunctive remedies or the admission of any criminal wrongdoing or (ii) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes, which shall be subject to Section 6.01(p)) that relates to the transactions contemplated hereby;

(p)    (i) make, change or revoke any material election with respect to Taxes, other than in the ordinary course of business, (ii) file any amended material Tax Return, (iii) settle or compromise any material Tax claim, audit or assessment, (iv) prepare and file any material Tax Return in a manner materially inconsistent with past practice, (v) adopt or change any material Tax accounting method, (vi) change any Tax accounting period, (vii) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, offset or reduction in Tax, or (viii) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than any such extensions or waivers automatically granted);

(q)    fail to use reasonable best efforts to maintain in full force and effect existing material insurance policies (or substantially similar replacements thereto); provided that in the event of a termination, cancellation or lapse of any material insurance policy, the Company shall use commercially reasonable efforts to promptly obtain replacement policies providing substantially comparable insurance coverage with respect to the material assets, operations and activities of the Company and its Subsidiaries as currently in effect as of the date hereof;

(r)    make or assume any Derivatives, including any Derivative intended to benefit from or reduce or eliminate the risk of fluctuations in the price of Hydrocarbons or other commodities, other than in the ordinary course of the Company’s marketing business in accordance with the Company’s current policies; or

(s)    agree, resolve or commit to do any of the foregoing.

Section 6.02.    Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of September 28, 2023, between the Company and Parent (the “Confidentiality Agreement”), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior written notice (a) provide Parent or its Representatives reasonable access to the Representatives and offices, properties, books and records, work papers and other documents of the Company and its Subsidiaries (including existing financial and operating data relating to the Company and its Subsidiaries) and to Service Providers in accordance with Section 6.02 of the Company Disclosure Schedule and (b) furnish to Parent and its Representatives such existing information as such Persons may reasonably request within a reasonable time of such request, including copies of such existing information. Any investigation pursuant to this Section 6.02 shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries and Parent shall only have the right to perform a visual site assessments of the Company properties. Notwithstanding anything to the contrary herein, (a) the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by Applicable Law or an existing Contract or agreement, but the Company will use commercially reasonable efforts to institute an alternate arrangement reasonably acceptable to Parent that enables Parent to gain access to the relevant information; (b) Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Company’s good faith opinion the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability; (c) Parent and its Representatives shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Company or its Subsidiaries without the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion; and (d) to the extent the Company is obligated to provide Parent or its Representatives with physical access to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents pursuant to this Section 6.02, the Company may instead provide such access by electronic means if physical access would not be permitted under Applicable Law (including any COVID-19 Measures). Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.02 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder or to operate as a non-compete obligation against Parent and its Subsidiaries.

Section 6.03.    No Solicitation; Other Offers. (a) From the date hereof until the Effective Time, the Company shall not and shall cause its Subsidiaries and its and their directors and officers not to, and shall use reasonable best efforts to cause its and their Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission by a Third Party of any Acquisition Proposal, (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records, work papers and other documents related to the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, facilitate or encourage any effort by any Third Party, in each case, in connection with or in response to an Acquisition Proposal, or any inquiry that would reasonably be expected to lead an Acquisition Proposal, or (iii) enter into any oral or written or binding or non-binding agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument contemplating an Acquisition Proposal; provided that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal and (B) in response to an inquiry or proposal from a Third Party, inform a Third Party or its Representative of the restrictions imposed by the provisions of this Section 6.03. The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms at the request of Parent; provided, however, that the Company may waive or fail to enforce any provision of such standstill or similar agreement of any Person if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under Applicable Law. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Subsidiary of the Company or by any non-employee Representative of the Company or any of its Subsidiaries acting at the direction of, or on behalf of, a director or senior executive officer of the Company shall be a breach of this Section 6.03(a) by the Company.

(b)    Except as permitted by Section 6.03(c), the Company Board, including any committee thereof, agrees it will not (i) qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Board

Recommendation, (ii) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Acquisition Proposal, or resolve to take any such action, (iii) publicly make any recommendation in connection with a tender offer or exchange offer by a Third Party other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the 1934 Act or complying with disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal, (iv) other than with respect to a tender or exchange offer described in clause (iii), following the date any Acquisition Proposal or any material modification thereto is first publicly announced, fail to issue a press release reaffirming the Company Board Recommendation within ten (10) Business Days after a request by Parent to do so or (v) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus when disseminated to the Company’s stockholders (any of the foregoing in these clauses (i) through (v), an “Adverse Recommendation Change”).

(c)    Exceptions. Notwithstanding Section 6.03(a) and Section 6.03(b), at any time prior to the receipt of the Requisite Company Vote:

(i)    the Company, directly or indirectly through its Representatives, may (A) engage in the activities prohibited by clauses (i) through (iii) of Section 6.03(a) with any Third Party and its Representatives that has made after the date of this Agreement a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.03(a) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal, and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement (including standstill obligations); provided that all such information (to the extent that such information has not been previously provided or made available to Parent or its Representatives, other than immaterial information) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party or its Representatives; and

(ii)    subject to compliance with Section 6.03(e), the Company Board may (A) following receipt of a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.03(a) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, make an Adverse Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) in order to enter into a definitive agreement for such Superior Proposal, or (B) in response to events, changes or developments in circumstances that are material to the Company and its Subsidiaries, taken as a whole, that were not known to the Company Board, or if known the consequences of which were not reasonably foreseeable, in each case as of or prior to the date hereof, and that become known to the Company Board prior to the receipt of the Requisite Company Vote (an “Intervening Event”), make an Adverse Recommendation Change; provided that in no event shall any of the following constitute or contribute to an Intervening Event: (A) any action taken by the parties pursuant to the affirmative covenants set forth in Section 8.01, or the consequences of any such action, (B) any event, circumstance, development, occurrence, fact, condition, effect or change relating to Parent or its Subsidiaries, (C) the fact that the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; provided that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, (D) changes in the Company Share price or Parent Share price; provided that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, or (E) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal;

in each case referred to in the foregoing clauses (i) and (ii) only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties under Delaware law. In addition, nothing contained herein shall prevent the Company Board from complying with Rule 14e-2(a) or Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03.

(d)    Required Notices. The Company shall notify Parent promptly (but in no event later than twenty four (24) hours after a director or senior executive officer of the Company becomes aware of such Acquisition Proposal or request) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries with respect to any Acquisition Proposal or for access to the business, properties, assets, books, records, work papers or other documents relating to the Company or any of its Subsidiaries by any Third Party that has indicated it may be considering making, or has made, an Acquisition Proposal. Such notice shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(d).

(e)    Last Look. Further, the Company Board shall not take any of the actions referred to in Section 6.03(c)(ii), unless (i) the Company promptly notifies Parent, in writing at least four (4) Business Days before taking that action, of its intention to do so, specifying in reasonable detail the reasons therefor (which notice shall not constitute an Adverse Recommendation Change), attaching (A) in the case of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the Third Party making the Acquisition Proposal, or (B) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (ii) the Company has negotiated, and has caused its Representatives to negotiate in good faith with Parent (to the extent Parent wishes to negotiate) during such notice period any revisions to the terms of this Agreement that Parent proposes and (iii) following the end of such notice period, the Company Board shall have determined, in consultation with outside legal counsel and its financial advisor, and giving due consideration to such revisions proposed by Parent, that (A) in the case of a Superior Proposal, such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by Parent were to be given effect) (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company; provided that for the purposes of such new notification the reference to “four (4) Business Days” in Section 6.03(e)(i) shall be deemed to be “three (3) Business Days”) and (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Adverse Recommendation Change (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new written notification from the Company; provided that for the purposes of any such new notification the reference to “four (4) Business Days” in Section 6.03(e)(i) shall be deemed to be “three (3) Business Days”), and, in either case, the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties under Delaware law.

(f)    Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any bona fide, written Acquisition Proposal not solicited in breach of this Agreement (but substituting “50%” for all references to “20%” in the definition of such term) by any Person or group (other than Parent or any of its Subsidiaries), (i) on terms that the Company Board determines in good faith after consultation with outside counsel and its financial advisor, are more favorable to the Company’s stockholders than the Merger, taking into account the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement (taking into account any revisions to the terms of this

Agreement proposed by Parent in response to such Acquisition Proposal as contemplated by Section 6.03(e)) and (ii) that the Company Board determines is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

(g)    Obligation of the Company to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their directors and officers to, and shall use reasonable best efforts to cause its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the twelve (12) month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), in accordance with the terms of such confidentiality agreements. The Company shall use its reasonable best efforts to secure all certifications of such return or destruction as promptly as practicable.

Section 6.04.    Updated Equity Awards Schedule. Upon Parent’s written request, but no more than once every ninety (90) days following the date hereof, the Company will provide Parent, within three (3) days of such request, a revised version of Section 4.05(a) of the Company Disclosure Schedule, updated as of the most recent practicable date.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01.    Conduct of Parent. During the period from the date hereof until the Effective Time, except (i) with the prior written consent of the Company in each instance (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that the Company’s consent will be deemed obtained if the Company has not expressly denied its consent with respect to a given action within five (5) Business Days following Parent’s request for the Company’s consent, (ii) as required by Applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as set forth in Section 7.01 of the Parent Disclosure Schedule, Parent shall not, nor shall it permit any of its Subsidiaries to:

(a)    adopt or propose any change in the certificate of incorporation of Parent in any manner that would be materially adverse to the Company or the Company’s stockholders;

(b)    adopt a plan or agreement of complete or partial liquidation or dissolution of Parent;

(c)    declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Parent’s capital stock (excluding, for the avoidance of doubt, stock buybacks) other than regular quarterly cash dividends payable by Parent including increases that are materially consistent with past practice; or

(d)    agree or commit to do any of the foregoing.

Section 7.02.    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03.    Director and Officer Liability. (a) Without limiting any other right that an Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, Parent shall require the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(i)    For six (6) years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its Subsidiaries, and any individuals serving in such capacity at or with respect to other Persons at the Company’s or its Subsidiaries’ request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) in respect of the Indemnified Persons’ having served in such capacity at or prior to the Effective Time, in each case, to the fullest extent permitted by the DGCL or provided under the organizational documents of the Company and its Subsidiaries in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, the Surviving Corporation shall advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation in each case to the extent the Company is required to do so and on the same terms as provided in the organizational documents of the Company and its Subsidiaries in effect on the date hereof; provided that any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.03, upon learning of any such proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 7.03 except to the extent such failure materially prejudices such party’s position with respect to such claims); and

(ii)    For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect provisions in the organizational documents of the Surviving Corporation and its Subsidiaries (or in such documents of any successor to the business thereof) regarding elimination of liability of directors, indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(b)    From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person that is set forth in Section 7.03(b) of the Company Disclosure Schedule, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(c)    Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto; provided further that the cost of any such tail policy shall not exceed 300% of the aggregate annual premium paid by the Company in respect of the D&O Insurance (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule); and provided, further, that if the aggregate premiums of such tail policy exceed such amount, the Company shall, or Parent shall cause the Surviving Corporation to, as applicable, obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)    If either Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (as applicable) shall assume the obligations set forth in this Section 7.03.

(e)    The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the organizational documents of the Company or any of its Subsidiaries under the DGCL or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries that is set forth in Section  7.03(b) of the Company Disclosure Schedule.

Section 7.04.    Employee Matters. (a) To the extent permitted by Applicable Law, the Company shall provide Parent with a true, complete and correct list of the following with respect to (i) each Company Employee: name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity, which shall be provided not later than five (5) Business Days following the date of this Agreement, and (ii) each individual independent contractor whose engagement involves providing material services to the Company: name, entity for which services are provided, services provided, service commencement date, rate of compensation and scheduled termination date, which shall be provided not later than twenty (20) Business Days following the date of this Agreement.

(b)    For the period commencing at the Closing and ending on the first anniversary thereof or shorter period of employment with Parent and its Affiliates (including the Surviving Corporation) following the Closing (the “Continuation Period”), Parent shall provide, or shall cause its Affiliates (including the Surviving Corporation) to provide, each Company Employee who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) and who continues employment during such time period, with (i) a base salary or base wages that are no less than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (ii) a base salary or base wages, target annual cash incentive compensation opportunities, target long-term incentive compensation opportunities and other employee benefits (excluding any change in control, transaction, stay, retention or similar bonuses or payments) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time.

(c)    Except as otherwise provided in Section 7.04(c) of the Company Disclosure Schedule, with respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, or any other employee benefit plan, program or arrangement maintained by Parent or its Affiliates in which any Continuing Employee is eligible to participate on or after the Closing, for all purposes (other than for benefit accrual purposes under any defined benefit pension plan, deferred compensation plan (including any savings or supplemental savings deferred compensation plan) or post-retirement medical and welfare plan), Parent shall, or shall cause its Affiliates (including the Surviving Corporation) to, use reasonable best efforts to treat such Continuing Employee’s service with the Company or any of its Subsidiaries prior to the Closing as service with Parent and its Affiliates to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any analogous Employee Plan; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service.

(d)    The Company shall take all actions that may be necessary or appropriate to terminate, as of the day immediately preceding the Closing Date, the Company’s 401(k) plan (the “Company 401(k) Plan”). The

Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than two (2) Business Days immediately preceding the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall permit each Continuing Employee who is a participant in the Company 401(k) Plan to (A) become a participant in a 401(k) plan of Parent or its Subsidiary that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) immediately after the Closing Date, and (B) to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date (provided that the foregoing shall not require the Parent 401(k) Plan to accept a rollover of more than one loan note per participant). Notwithstanding the foregoing, the Company shall not terminate the Company 401(k) Plan if, not later than ten (10) Business Days prior to the Closing Date, Parent requests that the Company not terminate such plan.

(e)    In the plan year in which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation or another Affiliate to, with respect to any welfare benefit plans of Parent or its Affiliates in which any Continuing Employee is eligible to participate on or after the Effective Time, (i) cause any preexisting conditions or limitations and eligibility waiting periods to be waived with respect to Continuing Employees and their eligible dependents to the same extent satisfied or waived under the corresponding Employee Plan as of the Effective Time, and (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable copayments, deductibles and annual out-of-pocket limits for expenses incurred prior to the Effective Time under the corresponding Employee Plan to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to recognition of such copayments, deductibles and annual out-of-pocket limits under the corresponding Employee Plan.

(f)    From and after the Effective Time, Parent shall cause the Surviving Corporation to continue and honor its obligations under all employment, severance, change in control and other agreements between the Company (or a Subsidiary thereof) and each Continuing Employee as set forth in Section 7.04(f) of the Company Disclosure Schedule, in each case, for the term of such agreement as in effect at the Effective Time and subject to any amendments that may be permitted by the amendment provisions of such agreement.

(g)    Prior to making any written communications to any Company Employee pertaining to the treatment of compensation or benefits in connection with the transactions contemplated by this Agreement or employment with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) following the Effective Time, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto.

(h)    Nothing in this Section 7.04, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any current or former Service Provider, Company Employee or Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Employee Plan or other benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any Employee Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ or engage any Service Provider for any period following the Effective Time.

Section 7.05.    Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued as part of the Merger Consideration to be listed on the NYSE, subject to official notice of issuance.

Section 7.06.    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes imposed on the Company or any of its Subsidiaries with respect to the Merger shall be paid by the Company when due.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01.    Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement prior to the End Date, including using such reasonable best efforts in connection with (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b)    In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within twenty (20) Business Days after the date hereof. Each of Parent and the Company shall respond as promptly as practicable to any inquiries received from any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act and use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (taking into account the time reasonably needed to respond to and resolve concerns or requirements of applicable regulators). Each party hereto shall (i) notify the other parties of any substantive communication to that party from any Governmental Authority, and, subject to Applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority, (ii) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand, with respect to this Agreement and the transactions contemplated hereby, (iii) not participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement. Any materials exchanged in connection with this Section 8.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning valuation or other competitively sensitive material, and the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 8.01 as “outside counsel only.” Parent shall be responsible for paying all filing fees under the HSR Act and any other Antitrust Laws with respect to the transactions contemplated by this Agreement.

(c)    Without limiting this Section 8.01, but subject to the remainder of this Section 8.01(c), Parent and the Company shall use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any Governmental Authority, and shall, subject to the remainder of this Section 8.01(c), defend and contest any litigation that may be pursued by any Governmental Authority seeking an order or decision, prohibiting the parties from consummating the transactions contemplated hereby in accordance with the terms of this Agreement; provided that nothing in this Section 8.01 or anything else in this Agreement shall require Parent or any of its Subsidiaries to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent’s prior written consent): (i) sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of Parent, the Company or their respective Subsidiaries existing prior to the Closing or (ii) accept any other remedy with respect to Parent’s, the Company’s or any of their respective Subsidiaries’ assets, liabilities, activities, businesses or operations, in either case of the foregoing clauses (i) and (ii), that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Parent, the Company and their respective Subsidiaries, taken as a whole, provided, however, that for this purpose, Parent, the Company and their respective Subsidiaries, taken as a whole, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement (any of the actions described in the preceding clauses (i)-(ii), a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as such action is conditioned upon the occurrence of the Closing.

(d)    Parent shall, upon reasonable consultation with the Company and in consideration of the Company’s views in good faith, be entitled to direct the defense of this Agreement and the transactions contemplated hereby before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Authority; provided, however, that it shall afford the Company a reasonable opportunity to participate therein.

(e)    During the period starting on the date of this Agreement and ending upon the earlier of (i) termination of this Agreement in accordance with its terms and (ii) the Effective Time, and except for a confidentiality agreement permitted by Section 6.03, none of Parent, Merger Sub or the Company shall, and Parent, Merger Sub and the Company shall not permit any of their respective Subsidiaries to, enter into any acquisition, joint venture, exclusive arrangement or other similar arrangement, or any agreement to effect, or any letter of intent or similar document contemplating, any acquisition (including by merger, consolidation or acquisition), joint venture, exclusive arrangement or other similar arrangement, that would reasonably be expected to prevent, materially hinder or materially delay the ability of the parties to (y) obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Antitrust Laws, or (z) obtain any authorizations, consents, orders, and approvals of any Governmental Authorities, in each case, necessary for the consummation of the transactions contemplated by this Agreement.

Section 8.02.    Certain Filings. Subject to Section 8.01 and Section 8.03, the Company and Parent shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated by this Agreement. Subject to Section 8.01 and Section 8.03, upon Parent’s written request, the Company shall use reasonable best efforts to seek any such actions, consents, approvals and waivers; provided that in no event shall the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any Person for any such actions, consents, approvals and waivers (unless Parent agrees to reimburse the Company).

Section 8.03.    Registration Statement; Proxy Statement/Prospectus; Company Meeting. (a) Parent and the Company will jointly prepare and cause to be filed with the SEC the Registration Statement (in which the Proxy Statement/Prospectus will be included) and the Proxy Statement/Prospectus and shall use commercially reasonable efforts to cause such filing to be made no later than forty-five (45) days after the date hereof. The

Company, Parent and Merger Sub shall cooperate with each other in the preparation of the Registration Statement and the Proxy Statement/Prospectus and furnish all information concerning itself and its Affiliates that is required in connection with the preparation of the Registration Statement or Proxy Statement/Prospectus. No filing of, or amendment or supplement to, the Registration Statement or Proxy Statement/Prospectus or response to SEC comments will be made by Parent or the Company without providing the other party a reasonable opportunity to review and comment thereon and such party shall give reasonable consideration to any comments made by the other party and its Representatives; provided, that with respect to documents filed by a party related to the transactions contemplated hereby which are incorporated by reference in the Registration Statement or Proxy Statement/Prospectus, the other party’s right to comment shall not apply with respect to information (if any) relating to the filing party’s business, financial condition or results of operations. Each of Parent and the Company shall use its commercially reasonable efforts to (i) cause the Registration Statement and the Proxy Statement/Prospectus at the date that it (and any amendment or supplement thereto) is first published, sent, or given to the stockholders of the Company and at the time of the Company Meeting, to (A) comply as to form in all material respects with the requirements of the 1933 Act and 1934 Act, respectively, and the rules and regulations promulgated thereunder and (B) not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) have the Registration Statement declared effective under the 1933 Act as promptly as practicable after its filing and keep the Registration Statement effective for so long as necessary to consummate the Merger.

(b)    Each party will notify the other party promptly of the receipt of any comments or other communications, whether written or oral, that such party or its Representatives may receive from time to time from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or Proxy Statement/Prospectus or for additional information and each party will supply the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus or the transactions contemplated hereby. Parent, in consultation with the Company, will take the lead in any meetings or conferences with the SEC. If at any time prior to the Company Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, directors or officers, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or Proxy Statement/Prospectus, so that the Registration Statement or Proxy Statement/Prospectus, respectively, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

(c)    The Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company as promptly as practicable after the Registration Statement is declared effective by the SEC.

(d)    The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date (and commence a broker search pursuant to Section 14a-13 of the 1934 Act in connection therewith) for, and as soon as reasonably practicable following the date the Registration Statement is declared effective by the SEC, duly call, give notice of, convene and hold (no later than the 50th day following the first mailing of the Proxy Statement/Prospectus), the Company Meeting. Subject to Section 6.03, the Company shall effect the Company Board Recommendation. The Proxy Statement/Prospectus shall (subject to Section 6.03) include the Company Board Recommendation. Once the Company Meeting has been scheduled by the Company, the Company shall not adjourn, postpone, reschedule or recess the Company Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, postpone or adjourn the Company Meeting (i) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to solicit additional proxies for the purpose of obtaining the Requisite Company Vote, (ii) if there are not holders of a sufficient number of Company Shares present or represented by proxy at the Company Meeting to constitute a quorum at the Company Meeting and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined in good faith, after consultation with outside legal counsel, is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Meeting; provided, however, that the Company Meeting shall not be postponed or adjourned as a result of clause (i) or clause (ii) above for a period of more than ten (10) Business Days in the aggregate without the prior written consent of Parent. The Company agrees that, unless this Agreement is terminated pursuant to Section 10.01, its obligations pursuant to this Section 8.03 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Acquisition Proposal. The Company further agrees that unless this Agreement is terminated pursuant to Section 10.01, its obligation to hold the Company Meeting shall not be affected by the making of any Adverse Recommendation Change; provided, however, that in such event the Company shall have no obligation to solicit proxies to obtain the Requisite Company Vote. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Meeting (including interim results) as reasonably requested by Parent.

Section 8.04.    Public Announcements. The initial press release issued by Parent and the Company with respect to the execution of this Agreement shall be reasonably agreed upon by Parent and the Company. Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case, such disclosing party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public statement or press release, and will implement any reasonable comments of the other party thereto), shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation. Notwithstanding the foregoing, (i) without prior consultation, each party may disseminate the information included in a press release or other document previously approved for external distribution by the other parties and unmodified from the version so approved, and the restrictions set forth in this Section 8.04 shall not apply in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby and (ii) subject to Section 7.04(g), no provision of this Agreement shall be deemed to restrict in any manner a party’s ability to communicate with its employees. The Company shall not be required by any provision of this Agreement to consult with or obtain any approval from Parent with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change, other than as set forth in and subject to compliance with Section 6.03.

Section 8.05.    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, assurances or other instruments and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06.    Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all actions necessary to cause any dispositions of (or other transactions in) Company Shares (including derivative securities with respect to such Company Shares) resulting from the transactions contemplated by this Agreement or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by Article 2 of this Agreement, in each case, by each officer or director who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 under the 1934 Act.

Section 8.07.    Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (other than such communications contemplated in Section 8.01, which shall be governed by such Section);

(c)    any Actions commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d)    Knowledge of any inaccuracy of any representation or warranty made by that party contained in this Agreement, or any other fact, event or circumstance, that would reasonably be expected to cause any condition to the Merger to not be satisfied; and

(e)    Knowledge of any failure of that party to comply with or satisfy any covenant, condition or agreement that would reasonably be expected to cause any condition to the Merger to not be satisfied;

provided that the delivery of any notice pursuant to this Section 8.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. Notwithstanding anything to the contrary in this Agreement, a breach of the obligations of the Company or Parent under this Section 8.07 will not be taken into account for purposes of determining whether any conditions set forth in Article 9 have been satisfied.

Section 8.08.    Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

Section 8.09.    Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors or board of managers (as applicable) shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 8.10.    Tax Matters.

(a)    (i) The Company shall use its best efforts to deliver to each of Company Opinion Counsel and Parent Opinion Counsel a tax representation letter, dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by a duly authorized executive officer of the Company, containing representations of the Company, and (ii) Parent shall use its best efforts to deliver to each of Company Opinion Counsel and Parent Opinion Counsel a tax representation letter, dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by a duly authorized executive officer of Parent, containing representations of Parent, in each case (i.e., with respect to each of clause (i) and clause (ii) of this Section 8.10(a)), as shall be reasonably requested in connection with any tax opinion letter regarding the U.S. federal income tax consequences of the Merger that may be contained or set forth in the Registration Statement or delivered to a party in connection with the Closing (including, without limitation, any of the tax opinion letters described in Section 8.10(e)).

(b)    The parties adopt this agreement as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder.

(c)    Each of Parent and the Company shall (and shall cause its Subsidiaries and Affiliates to) use its best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code with respect to which Parent and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries or Affiliates to, take or cause to be taken any action (including an action set forth on Section 8.10(c) of the Company Disclosure Schedule with respect to the Company or Parent, as the case may be), or fail to take or cause to be taken any action, which action, failure or cessation, as applicable, could reasonably be expected to cause the Merger to fail to or cease to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code; provided, however, that taking, permitting or causing to be taken any action, or any failure to act, in each case, that is required or specifically contemplated by any other provision of this Agreement shall not constitute a breach of this Section 8.10(c). Each of Parent and the Company shall notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code. Notwithstanding any other provision of this Agreement, if an election is made to treat Merger Sub as a corporation for U.S. federal income tax purposes pursuant to Section 8.10(e), (A) all references to “Section 368(a)(1)(B) of the Code” in this Section 8.10(c) shall be deemed to refer to “Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code” instead and (B) all references to “Section 368(a)(1)(B) of the Code” in Section 4.17(i) and Section 5.10 of this Agreement shall be deemed to refer to “Section 368(a)(2)(E) of the Code” instead.

(d)    Except as prohibited by Applicable Law, the parties shall (and shall cause their Subsidiaries and Affiliates to) report and treat the Merger for U.S. federal, state and other applicable income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code (and comply with all reporting and recordkeeping requirements applicable to the Merger that are prescribed by the Code, the Treasury Regulations or forms, instructions or other publications of the Internal Revenue Service, including the recordkeeping and information-filing requirements prescribed by Treasury Regulations Section 1.368-3) and take no tax position inconsistent with reporting and treating the Merger for U.S. federal, state and other applicable income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

(e)    Each of Parent and the Company shall use its reasonable best efforts to obtain the Parent Opinion and the Company Opinion, respectively. If, on the Closing Date but immediately prior to the Closing, either a Company Opinion has not been delivered to the Company or a Parent Opinion has not been delivered to Parent, then Parent shall cause an election to be filed with the Internal Revenue Service to treat Merger Sub as a corporation for U.S. federal income tax purposes, effective not later than as of the beginning of the Closing Date (and, for the avoidance of doubt, before the Closing), and shall not thereafter take any action that could cause Merger Sub to not be treated as a corporation for U.S. federal income tax purposes at the Closing. Parent and the Company agree that, except (x) with the consent of both Parent and the Company or (y) as otherwise provided in this Section 8.10(e), Merger Sub shall be treated as an entity disregarded from Parent for U.S. federal income tax purposes.

Section 8.11.    Treatment of Company Indebtedness.

(a)    Prior to the Closing Date, the Company shall, as reasonably requested by Parent in writing delivered at least ten (10) Business Days prior to any minimum required notice deadline in the applicable agreement, (i) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge and termination of any outstanding Indebtedness or obligations of the Company and each applicable Subsidiary of the Company as required under the Company Credit Agreement (the amounts outstanding under the Company Credit Agreement, the “Company Indebtedness Payoff Amount”); provided that any such notices will be required only if expressly conditioned upon the Closing, (ii) take all other actions within its reasonable control and reasonably required to facilitate the repayment of the Company Indebtedness Payoff Amount, including the termination of the commitments under the Company Credit Agreement, in each case, substantially concurrently with the Effective Time, and (iii) obtain customary payoff or termination letters or other similar evidence with respect to the Company Credit Agreement in a form reasonably acceptable to Parent, at least two (2) Business Days prior to the Closing Date (which payoff letters shall be subject to customary conditions). Parent shall (x) irrevocably pay off, or cause to be paid off, immediately after the Effective Time, the Company Indebtedness Payoff Amount (if any) and (y) take all actions within its control to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligations under this Section 8.11. For the avoidance of doubt, (A) the Company and its Subsidiaries shall have no obligation to make any payment in respect of the Company Indebtedness Payoff Amount or in respect of any notice delivered under Section (i) of this Section 8.11, and Parent shall not make (or cause to be made) any payment in respect of the Company Indebtedness Payoff Amount, prior to the Effective Time and (B) the Company shall not be obligated to terminate or discharge (or make or cause to become effective any such action) the Company Credit Agreement prior to the Effective Time.

(b)    The Company shall (i) timely provide or cause to be provided to the trustee under each Indenture, in accordance with the provisions of such Indenture, any notices, announcements, certificates, filings or legal opinions required by the applicable Indenture to be provided in connection with the transactions contemplated by this Agreement prior to the Effective Time, (ii) take all other actions that may be required under each Indenture in connection with the transactions contemplated by this Agreement prior to the Effective Time, including timely providing to the trustee under the Convertible Notes Indenture, a supplemental indenture effective as of the Effective Time complying with the applicable requirements of the Convertible Notes Indenture, together with any related certificates, legal opinions and other documents required by the Convertible Notes Indenture to be delivered in connection with such supplemental indenture and (iii) use reasonable best efforts to provide all assistance reasonably requested by Parent that are customary or necessary in connection with this Section 8.11. Parent and its counsel shall be given a reasonable opportunity to review and comment on each such document or instrument, in each case, before such document or instrument is provided to a trustee under any Indenture, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.

(c)    Prior to the Effective Time, the Company shall, at Parent’s request, use reasonable best efforts to cooperate with Parent so that some or all of the Indentures are amended and supplemented effective as of, or as promptly as practicable following, the Effective Time in accordance with the provisions of the applicable Indenture in order for Parent to provide a full and unconditional guarantee of the Company’s (or its Subsidiary’s) obligations under the Senior Notes and Convertible Notes (as applicable). At Parent’s request, the Company will, and will cause its Representatives to, cooperate with Parent in connection with any discussions, negotiations, supplemental indentures or agreements with the trustee under the applicable Indenture, its counsel and Representatives.

(d)    Without Parent’s prior written consent, the Company will not, and will cause its Representatives not to, amend or supplement any Indenture except as provided in Section 8.11(b) or in compliance with Section 6.01(B)(k).

Section 8.12.    Certain Governance Matters.

(a)    Prior to the Closing Date, Parent shall take all necessary actions to cause Scott D. Sheffield and one director of the Company who is selected by the Company and reasonably acceptable to Parent (the “Company Designees”) to be appointed to the board of directors of Parent (the “Parent Board”) immediately following the Effective Time. The Company Designees shall meet the criteria for service on the Parent Board under Applicable Law and NYSE rules and the Corporate Governance Guidelines and any other criteria established by the Parent Board or the Nominating and Governance Committee of the Parent Board for such service that are generally applicable to members of the Parent Board (except that Scott D. Sheffield need not be an independent director on the Parent Board).

(b)    During the period beginning on the Closing Date and ending on the two (2) year anniversary of the Closing Date, (A) the Surviving Corporation’s headquarters will be located at the Company’s existing headquarters in Irving, Texas, and (B) the Surviving Corporation shall maintain an office in Midland, Texas that is comparable to the Company’s existing office in Midland, Texas. In addition, reference is made to Section 8.12(b) of the Company Disclosure Schedule.

(c)    Effective as of the Effective Time, Parent shall appoint Richard P. Dealy as the Company’s lead representative on the integration and transition team established and maintained by Parent.

Section 8.13.    Dividends.

(a)    After the date of this Agreement and until the Effective Time, each of Parent and the Company shall coordinate with the other regarding the timing of any declaration of any dividends in respect of Parent Shares and Company Shares and the record dates and payment dates relating thereto, it being the agreement of the parties that (notwithstanding anything to the contrary in Section 6.01(c)) holders of Company Shares shall not receive, for any quarter, dividends both in respect of Company Shares and also dividends in respect of Parent Shares that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (a) only dividends in respect of Company Shares or (b) only dividends in respect of Parent Shares that they receive in exchange therefor in the Merger.

(b)    If the Company has declared and set a record date for a dividend permitted by this Agreement, and the Effective Time occurs after the record date for such dividend and prior to the payment date for such dividend, then (i) the Company shall deposit the funds necessary to pay such dividend with the Exchange Agent prior to the Effective Time and (ii) Parent shall cause the Surviving Corporation to pay such dividend (and any applicable dividend equivalent rights to the extent any holder of a Company equity award was entitled to such rights under the terms of a Company equity award as in effect on the date the Company declared the applicable dividend) following the Closing on the scheduled payment date for such dividend.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01.    Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)    no injunction or other order issued by a court of competent jurisdiction or Applicable Law or legal prohibition shall prohibit or make illegal the consummation of the Merger;

(b)    the adoption of this Agreement by the Requisite Company Vote shall have been obtained;

(c)    any applicable waiting period under the HSR Act (including any extension thereof) shall have expired or been terminated;

(d)    the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e)    the Parent Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 9.02.    Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)    the Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time;

(b)    (i) the representations and warranties of the Company set forth in Sections 4.01, 4.02, 4.04(a), 4.06, 4.23, 4.24, 4.25 and 4.26 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (ii) the representations and warranties of the Company set forth in Section 4.05 of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (iii) the representation and warranty of the Company set forth in Section 4.10(b) of this Agreement shall be true and correct in all respects as of the date of this Agreement; and (iv) the representations and warranties of the Company set forth in this Agreement (other than those referred to in the preceding clauses (i)-(iii)) shall be true and correct as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of clauses (i), (ii) and (iv) disregarding for this purpose all “Company Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties;

(c)    there shall not have occurred since the date hereof a Company Material Adverse Effect;

(d)    the closing condition in Section 9.01(a) (if the Applicable Law or legal prohibition relates to any of the matters referenced in Section 9.01(c)) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing);

(e)    the closing condition in Section 9.01(c) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing); and

(f)    the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the Closing Date certifying that the conditions specified in paragraphs (a), (b) and (c) of this Section 9.02 have been satisfied.

Section 9.03.    Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following conditions:

(a)    Parent and Merger Sub shall have performed in all material respects each of their obligations under this Agreement required to be performed by them at or prior to the Effective Time;

(b)    (i) the representations and warranties of Parent and Merger Sub set forth in Sections 5.01, 5.02, 5.04(a) and 5.06 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (ii) the representations and warranties of Parent set forth in Section 5.05 of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (iii) the representation and warranty of Parent set forth in Section 5.12 of this Agreement shall be true and correct in all respects as of the date of the Agreement; and (iv) the representations and warranties of Parent set forth in this Agreement (other than those referred to in the preceding clauses (i)-(iii)) shall be true and correct as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in the case of clauses (i), (ii) and (iv) disregarding for this purpose all “Parent Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties;

(c)    there shall not have occurred since the date hereof a Parent Material Adverse Effect; and

(d)    Parent shall have delivered to the Company a certificate signed by an executive officer of Parent dated as of the Closing Date certifying that the conditions specified in paragraphs (a), (b) and (c) of this Section 9.03 have been satisfied.

ARTICLE 10

TERMINATION

Section 10.01.    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)    by mutual written agreement of the Company and Parent;

(b)    by either the Company or Parent, if:

(i)    the Effective Time has not occurred on or before October 10, 2024 (such date, the “Initial End Date”, and the Initial End Date, as it may be extended pursuant to this Section 10.01(b)(i), the “End Date”); provided that if as of the Initial End Date (A) Parent is and has been is in compliance with its obligations pursuant to Section 8.01 and (B) the conditions set forth in Section 9.01(a), Section 9.01(c), Section 9.02(d) and Section 9.02(e) (in each case, to the extent relating to any Antitrust Laws, including the expiration or termination of the waiting period under the HSR Act (including any extension thereof)) shall not have been satisfied or waived, but all of the other conditions set forth in Article 9 have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then either the Company or Parent may extend the End Date to April 10, 2025 by delivery of a written notice to the other party at or prior to 11:59 p.m. New York time, on October 10, 2024; provided further that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii)    any Governmental Authority of competent jurisdiction shall have issued an injunction, order or decree or enacted an Applicable Law that (A) prohibits or makes illegal consummation of the Merger or (B) permanently enjoins Parent or Merger Sub from consummating the Merger, and, with respect to any injunction, order, decree or Applicable Law referenced in clause (A) or (B), such injunction, order, decree or Applicable Law shall have become final and nonappealable; or

(iii)    at the Company Meeting (including any adjournment or postponement thereof), the Requisite Company Vote shall not have been obtained; or

(c)    by Parent, if:

(i)    before the Requisite Company Vote has been obtained, an Adverse Recommendation Change shall have occurred or there shall have been a material breach of Section 6.03; or

(ii)    prior to the Effective Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by the Company within thirty (30) days after receipt by the Company of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, Parent or Merger Sub shall not be in material breach of its or their obligations under this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.03 not to be capable of being satisfied; or

(d)    by the Company,

(i)    before the Requisite Company Vote has been obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided that the Company shall have contemporaneously with such termination tendered payment to Parent of the Termination Fee pursuant to Section 11.04(b)(i); or

(ii)    prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by Parent or Merger Sub within thirty (30) days after receipt by Parent of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, the Company shall not be in material breach of its obligations under this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.02 not to be capable of being satisfied.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02.    Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; provided that, if such termination shall result from (a) the fraud of any party or (b) an intentional breach by any party of its covenants or agreements hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other parties as a result of such failure. The provisions of this Section 10.02, the final two sentences of Section 6.02 and Article 11 (but, in the case of Section 11.13, only to the extent relating to obligations required to be performed after termination) shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01.    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“email”) transmission, so long as a receipt of such email is requested and received) and shall be given, if to Parent, Merger Sub or, after the Effective Time, the Company or the Surviving Corporation, to:

Exxon Mobil Corporation

22777 Springwoods Village Parkway

Spring, Texas 77389-1425

Attention: Craig S. Morford

Email: craig.s.morford@exxonmobil.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Louis L. Goldberg

H. Oliver Smith

Shanu Bajaj

Email: louis.goldberg@davispolk.com

oliver.smith@davispolk.com

shanu.bajaj@davispolk.com

if to the Company, prior to the Effective Time, to:

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

Attention: Mark H. Kleinman

Email: mark.kleinman@pxd.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, Texas 75201

Attention: Jeffrey A. Chapman

Tull R. Florey

Andrew Kaplan

Email: jchapman@gibsondunn.com

tflorey@gibsondunn.com

akaplan@gibsondunn.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.02.    Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those covenants and agreements set forth in this Article 11 (but, in the case of Section 11.13, only to the extent relating to obligations required to be performed after termination).

Section 11.03.    Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Requisite Company Vote has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the DGCL without such approval having first been obtained.

(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.    Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)    Termination Fee. (i) If this Agreement is terminated by (x) Parent pursuant to Section 10.01(c)(i) or (y) the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $1,815,000,000 (the “Termination Fee”), in the case of a termination by Parent, within three (3) Business Days after such termination and, in the case of a termination by the Company, contemporaneously with and as a condition to such termination.

(ii)    If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company stockholders and (C) within twelve (12) months following the date of such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(iii)    If (A) this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company Board and (C) within twelve (12) months following the date of such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(iv)    For the avoidance of doubt, the Termination Fee shall only be payable by the Company once hereunder.

(c)    Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with, fraud by the Company or a willful breach by the Company of its covenants or agreements hereunder), in the event that the Termination Fee is paid to Parent in accordance with this Section 11.04, (i) the payment of the Termination Fee (including, if any, the costs or expenses payable pursuant to Section 11.04(d)) shall be the sole and exclusive remedy of Parent, its subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the Company or any of its Representatives or Affiliates for, (ii) in no event will Parent or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this

Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of the Termination Fee (including, if any, the costs or expenses payable pursuant to Section 11.04(d)) in accordance with this Section 11.04, neither the Company nor any of its Affiliates or Representatives shall have any further liability or obligation to Parent relating to or arising out of this Agreement or the transactions contemplated hereby; provided that payment of the Termination Fee shall not relieve the Company from any liability or obligation under the Confidentiality Agreement.

(d)    Other Costs and Expenses. Each party acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. The parties agree that the Termination Fee is liquidated damages and not penalties, and the payment of the Termination Fee in the circumstances specified herein is supported by due and sufficient consideration. Accordingly, if the Company fails to timely pay the Termination Fee due pursuant to this Section 11.04 and, in order to obtain such payment, Parent commences a suit against the Company that results in a judgment for the payment of the Termination Fee, the Company shall also pay to Parent interest on the Termination Fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

Section 11.05.    Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent. The mere inclusion of an item in the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

(b)    The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 11.06.    Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03 and for the provisions of Article 2 (including, for the avoidance of doubt, the right of former holders of Company equity securities to receive the consideration to which they are entitled under Article 2), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. It is specifically intended that the Indemnified Persons are third party beneficiaries of Section 7.03.

(b)    No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that prior to the time that the Proxy Statement/Prospectus is mailed to the Company’s stockholders, Parent may designate, by written notice to the Company, another wholly owned Subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary and all representations and warranties made herein with respect to Merger Sub shall be deemed representations and warranties with respect to such other Subsidiary as of the date of such designation; provided that any such assignment or designation shall not and would not reasonably be expected to impede or delay the consummation of the Merger or the other transactions contemplated hereby or otherwise materially impair or impede the rights of the Company’s stockholders under this Agreement. Any purported assignment, delegation or other transfer in violation of this Section  11.06 shall be void.

Section 11.07.    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08.    Jurisdiction. The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10.    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, it being understood that the parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed (including by electronic signature) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed (including by electronic signature) by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.11.    Entire Agreement. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12.    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby, taken as a whole, is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties shall be entitled to an injunction or injunctions, or any other form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts referred to in Section 11.08, in addition to any other remedy to which they may be entitled at law or in equity. Each party hereto accordingly agrees (i) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages and (ii) the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there are adequate remedies at law, all in accordance with the terms of this Section 11.13. The parties further agree to waive any requirement for the securing or posting of any bond or similar instrument in connection with such remedy (and each party hereto irrevocably waives any right it may have to require the securing or posting of any such bond or similar instrument), and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Mark H. Kleinman
Name: Mark H. Kleinman
Title: EVP

EXXON MOBIL CORPORATION

By:	/s/ Darren W. Woods
Name: Darren W. Woods
Title: Chairman and Chief Executive Officer

SPQR, LLC

By:	/s/ Alex Volkov
Name: Alex Volkov
Title: President

[Signature Page to Merger Agreement]

Annex B

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

October 10, 2023

Board of Directors

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, TX 75038

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Exxon Mobil Corporation (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Company Shares”), of Pioneer Natural Resources Company (the “Company”) of the exchange ratio of 2.3234 shares of common stock, without par value (the “Parent Shares”), of Parent to be paid to such holders for each Company Share (the “Merger Consideration”) pursuant to the Agreement and Plan of Merger, dated as of October 10, 2023 (the “Agreement”), by and among Parent, SPQR, LLC, a wholly owned subsidiary of Parent, and the Company.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as a joint book-running manager with respect to a public offering of the Company’s senior notes, in March 2023. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

We further note that in connection with the issuance of the Company’s 0.250% convertible senior notes due 2025 (the “Convertible Notes”), the Company entered into capped call transactions with respect to the Convertible Notes (collectively, the “Capped Call Transactions”) with Goldman Sachs & Co. LLC and other counterparties each acting as principal for its own account, consisting of the purchase by the Company of capped call options with respect to collectively approximately 12,047,710 Company Shares, the aggregate number of Company

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Board of Directors

Pioneer Natural Resources Company

October 10, 2023

Page Two

Shares underlying the Convertible Notes (with 25% purchased from Goldman Sachs & Co. LLC). The Capped Call Transactions may be adjusted, exercised, canceled and/or terminated in accordance with their terms in connection with certain events, including the announcement or consummation of the Transaction, which could result in a payment from Goldman Sachs & Co. LLC to the Company. In particular, under the terms of the Capped Call Transactions, Goldman Sachs & Co. LLC and the other counterparties, each acting separately as the calculation agent under the Capped Call Transactions to which it is a party, is entitled in certain circumstances to make adjustments to the terms of such Capped Call Transactions to reflect the economic effect of the announcement of the Transaction on the embedded call options. In addition, each of Goldman Sachs & Co. LLC and the other counterparties may, acting separately as the calculation agent, determining party or otherwise as principal under the Capped Call Transactions to which it is a party, determine such adjustments in respect of such Capped Call Transactions in accordance with their terms, including on or following consummation or abandonment of the Transaction. All actions or exercises of judgment by Goldman Sachs & Co. LLC, in its capacity as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party, must be performed in good faith and a commercially reasonable manner.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five years ended December 31, 2022; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for Company Shares and Parent Shares; reviewed the financial terms of certain recent business combinations in the exploration and production industry; and performed such other studies and analyses, and considered such other factors, including Section 6.01(c) of the Agreement, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company and Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit,

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

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Pioneer Natural Resources Company

October 10, 2023

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and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Company Shares, as of the date hereof, of the Merger Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Company Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Parent Shares or Company Shares will trade at any time or as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Company Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC

(GOLDMAN SACHS & CO. LLC)

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

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